       As filed with the Securities and Exchange Commission on February 15, 1995
                                                            Registration No. 33-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ___________________
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              ___________________

 CMS ENERGY CORPORATION                     CMS ENERGY MICHIGAN LIMITED PARTNERSHIP
 (Exact name of registrant as                   (Exact name of co-registrant as
 specified in its charter)                          specified in its charter)

          Michigan                                        Michigan
 (State or other jurisdiction                   (State or other jurisdiction of
 incorporation or organization)                  incorporation or organization)

           38-2726431                                       38-3220537
 (I.R.S. Employer Identification No.)          (I.R.S. Employer Identification No.)

                        Fairlane Plaza South, Suite 1100
                             330 Town Center Drive
                           Dearborn, Michigan  48126
                                 (313) 436-9261
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              ___________________
                                 Alan M. Wright
               Senior Vice President and Chief Financial Officer
                        Fairlane Plaza South, Suite 900
                             330 Town Center Drive
                           Dearborn, Michigan  48126
                                  313-436-9560
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              ___________________
          It is respectfully requested that the Commission send copies of all notices, orders and communications to:

 David J. Boyd, Esq.                         Steven R. Loeshelle, Esq.
 Sidley & Austin                             Reid & Priest LLP
 One First National Plaza                    40 West 57th Street
 Chicago, Illinois  60603                    New York, New York  10019
                              ___________________

 Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market and other conditions.
                              ___________________

 If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box:   [ ]

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following box:   [x]

                                                 CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------------------------------
Title of each class                                   Amount           Proposed                     Proposed             Amount of
of securities to be                                   to be            maximum offering          maximum aggregate     registration
  registered                                       registered (1)    price per share (1)(2)     offering price(1)(2)      fee(1)
- ------------------------------------------------------------------------------------------------------------------------------------
CMS Energy Corporation
  Senior Debt Securities
  Subordinated Debt Securities
  CMS Energy Common Stock,
     par value $.01 per share
  Class G Common Stock, no par value
  Preferred Stock, par value $.01 per share
  Guarantee with respect to
    CMS Energy Michigan Limited Partnership
    Preferred Securities
CMS Energy Michigan Limited Partnership
  Preferred Securities

  Total                                           $200,000,000       100%                       $200,000,000           $68,966
- ------------------------------------------------------------------------------------------------------------------------------------

(1) There are being registered hereunder such presently indeterminate principal amount or number of Debt Securities (which may be senior or subordinated), shares of Preferred Stock, shares of Class G Common Stock and shares of Common Stock of CMS Energy Corporation and Preferred Securities of CMS Energy Michigan Limited Partnership with an aggregate initial offering price not to exceed $200,000,000, plus (i) an indeterminate number of shares of CMS Energy Common Stock as may be issued upon conversion of Debt Securities or Preferred Stock of CMS Energy Corporation or Preferred Securities of CMS Energy Michigan Limited Partnership, (ii) an indeterminate amount of Subordinated Debt Securities of CMS Energy Corporation with an aggregate principal amount not to exceed $200,000,000 as may be distributed upon a dissolution of CMS Energy Michigan Limited Partnership and (iii) a Payment and Guarantee Agreement of CMS Energy to be delivered in connection with CMS Energy Michigan Limited Partnership Preferred Securities for which, in each case, no separate consideration will be received. Pursuant to Rule 457(o) under the Securities Act of 1933 which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price.
(2) Estimated solely for the purpose of calculating the registration fee.

 The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                EXPLANATORY NOTE


     This Registration Statement contains the following prospectuses: (i) "base" prospectus (the "Base Prospectus") to be used in connection with the offer and sale of debt securities, common stock and/or preferred stock of CMS Energy Corporation ("CMS Energy") and preferred securities of CMS Energy Michigan Limited Partnership ("CMS Energy Michigan"), a limited partnership in which CMS Energy is the general partner; and (ii) a prospectus to be used in connection with any offer and sale of a class of common stock of CMS Energy which will be designated as Class G Common Stock (the "Class G Prospectus").

     The Base Prospectus will be used for the offer and sale of all securities, other than the Class G Common Stock, registered pursuant to this Registration Statement, in addition to a prospectus supplement relating to the specific security or securities to be offered and sold. Only the Class G Prospectus will be used with respect to the offer and sale of the Class G Common Stock. CMS Energy plans to consummate, from time to time, transactions involving the sale of securities registered pursuant to this Registration Statement, provided that the proceeds therefrom will not exceed an aggregate of $200,000,000. No decisions have been made as to which securities will be issued or the timing or size of any offering of such securities. Such determinations will be made from time to time in the light of market and other conditions.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED FEBRUARY __, 1995
                                  $200,000,000

                             CMS ENERGY CORPORATION
                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                                      AND
                              CMS ENERGY MICHIGAN
                              PREFERRED SECURITIES



     CMS Energy Corporation, a Michigan corporation ("CMS Energy"), may offer, from time to time, its (i) unsecured senior debt securities (the "Senior Debt Securities") consisting of debentures, notes or other unsecured evidence of indebtedness, (ii) unsecured subordinated debt securities (the "Subordinated Debt Securities," and together with Senior Debt Securities, the "Debt Securities") consisting of debentures, notes and other unsecured evidence of indebtedness, (iii) shares of Common Stock, par value $.01 per share (the "CMS Energy Common Stock"), (iv) Preferred Stock, par value $.01 per share ("CMS Energy Preferred Stock"), or any combination of the foregoing, in each case in amounts, at prices and on terms to be determined at or prior to the time of sale. See "Description of Securities."

     CMS Energy Michigan Limited Partnership ("CMS Energy Michigan"), a Michigan special purpose limited partnership in which CMS Energy is the general partner, may also offer, from time to time, its preferred securities ("CMS Energy Michigan Preferred Securities"), representing limited partner interests in one or more series, in amounts, at prices and on terms to be determined at or prior to the time of sale. CMS Energy Michigan will lend the proceeds of the sale of the Preferred Securities to CMS Energy in return for Subordinated Debt Securities in aggregate principal amount equal to the aggregate liquidation preference of such Preferred Securities, bearing interest at an annual rate equal to the annual dividend rate of such Preferred Securities and having certain redemption terms which correspond to the redemption terms for the Preferred Securities. The Subordinated Debt Securities will rank subordinate in right of payment to all Senior Indebtedness (as defined herein) of CMS Energy. The payment of periodic cash distributions ("dividends") and payments on liquidation or redemption with respect to the Preferred Securities, to the extent of funds held by CMS Energy Michigan and legally available therefor, are guaranteed under a Payment and Guarantee Agreement (the "Guarantee") of CMS Energy. CMS Energy's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of CMS Energy and pari passu with the most senior preferred stock issued by CMS Energy. The Subordinated Debt Securities subsequently may be distributed pro rata to holders of CMS Energy Michigan Preferred Securities in connection with the dissolution of CMS Energy Michigan upon the occurrence of certain events as may be described in an accompanying Prospectus Supplement (a "Prospectus Supplement").

     Specific terms of the particular Debt Securities, Common Stock, CMS Energy Preferred Stock and CMS Energy Michigan Preferred Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the following: (i) in the case of Debt Securities, the designation, aggregate principal amount, denomination, maturity, any exchange, conversion, redemption or sinking fund provisions, provisions for redemption at the option of the holder, interest rate (which may be fixed or variable), the time and method of calculating interest payments, the right of CMS Energy, if any, to defer payment of interest on the Debt Securities and the maximum length of such deferral period, any listing on a securities exchange and other specific terms of the offering; (ii) in the case of CMS Energy Common Stock, the number of shares, public offering price and other specific terms of the offering; and
(iii) in the case of CMS Energy Preferred Stock and CMS Energy Michigan Preferred Securities, the designation, number of shares, liquidation preference per security, initial public offering price, any listing on a securities exchange, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption, exchange, conversion or sinking fund provisions and any other rights, preferences, privileges, limitations or restrictions relating to the CMS Energy Preferred

Stock or the CMS Energy Michigan Preferred Securities, as the case may be, of a specific series and, in the case of CMS Energy Michigan Preferred Securities, the terms upon which the proceeds of the sale of the CMS Energy Michigan Preferred Securities will be loaned to CMS Energy. The offering price to the public of the Offered Securities will be limited to $200,000,000 in the aggregate.

     The outstanding CMS Energy Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE"). See "Description of Securities--Capital Stock--Dividend and Price Range of CMS Energy Common Stock." The CMS Energy Common Stock sold pursuant to a Prospectus Supplement accompanying this Prospectus will also be listed for trading on the NYSE, subject to official notice of issuance.

                              ____________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________

     CMS Energy intends to sell the Offered Securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and the principal amounts to be purchased by or through underwriters, dealers or agents, if any, the compensation of such persons and other special terms in connection with the offering and sale of such Offered Securities will be set forth in the related Prospectus Supplement. See "Plan of Distribution" herein.

     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                              ____________________

             The date of this Prospectus is _______________, 1995.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.


                             AVAILABLE INFORMATION

     CMS Energy is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning CMS Energy's directors and officers, their remuneration, the principal holders of CMS Energy's securities and any material interest of such persons in transactions with CMS Energy is disclosed in proxy statements distributed to shareholders of CMS Energy and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The outstanding shares of Common Stock of CMS Energy are listed on the NYSE and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

                              ____________________


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by CMS Energy with the Commission (File No. 1-9513) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof: (i) CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1993; (ii) CMS's Energy's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 1994; and (iii) CMS Energy's Current Reports on Forms 8-K dated March 4, March 29, August 18, October 5 and November 21, 1994 and January 10 and February 2, 1995.

     All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering made by this Prospectus (the "Offering") shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     CMS Energy undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CMS Energy Corporation at its principal executive offices located at Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, Attention: Office of the Secretary, telephone: (313) 436-9261.

     Certain information contained in this Prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in
conjunction therewith.                     ______________


                                   CMS ENERGY

     CMS Energy, incorporated in 1987, is the parent holding company of Consumers Power Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving most of Michigan's Lower Peninsula, is CMS Energy's largest subsidiary. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: (i) oil and gas exploration and production, (ii) development and operation of independent power production facilities, (iii) gas marketing services to end-users and (iv) transmission and storage of natural gas.

     CMS Energy conducts its principal operations through the following five business segments: (i) electric utility operations; (ii) natural gas utility operations; (iii) oil and gas exploration and production operations; (iv) independent power production; and (v) gas transmission and marketing. Consumers or Consumers' subsidiaries are engaged in two segments: electric operations and gas operations. Consumers' electric and gas businesses are principally regulated utility operations.

     CMS Energy's 1993 consolidated operating revenue was $3,482 million. This consolidated operating revenue was derived from Consumers' sales of electric energy (approximately 60% or $2,077 million), Consumers' gas operations (approximately 33% or $1,160 million), oil and gas exploration and production activities (approximately 2% or $77 million), independent power production activities (approximately 1% or $21 million) and gas transmission and marketing (approximately 4% or $142 million). Consumers' consolidated operations in the electric and gas utility businesses account for the major share of CMS Energy's total assets, revenue and income. CMS Energy's share of 1993 unconsolidated non-utility generation and gas transmission revenue was $337 million.

     Consumers is a public utility serving almost six million of Michigan's nine million residents in all of the 68 counties in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers' 1993 consolidated operating revenue of $3,243 million was derived approximately 64% ($2,077 million) from its electric utility business and approximately 36% ($1,160 million) from its gas utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission (the "MPSC") and the Federal Energy Regulatory Commission.


                    CMS ENERGY MICHIGAN LIMITED PARTNERSHIP

     CMS Energy Michigan is a limited partnership formed under the laws of the State of Michigan. CMS Energy Michigan exists for the sole purpose of issuing its limited partnership interests and investing the net proceeds thereof in the Subordinated Debt Securities. CMS Energy is the sole general partner in CMS Energy Michigan (the "General Partner"). CMS Energy Finance Corporation, a Michigan corporation and wholly-owned indirect subsidiary of CMS Energy ("CMS Finance"), is, as of the date hereof, the sole limited partner in CMS Energy Michigan. Upon the issuance of CMS Energy Michigan Preferred Securities, which securities represent limited partner interests in CMS Energy Michigan, holders of the CMS Energy Michigan Preferred Securities will be limited partners in CMS Energy Michigan and CMS Finance will withdraw as a limited partner. CMS Energy will make capital contributions from time to time to the extent required so that the total contributions made by the General Partner, as general partner, shall at all times be at least equal to ____%. CMS Energy Michigan is managed by the General Partner and exists for the sole purpose of issuing its partnership interests and lending the proceeds thereof to CMS Energy, such loans to be evidenced by Subordinated Debt Securities of CMS Energy. The rights and obligations of CMS Energy, as General Partner, and the limited partners of CMS Energy Michigan will be governed by the Michigan Revised Uniform Limited Partnership Act and by an Amended and Restated Limited Partnership Agreement of CMS Energy Michigan (the "Partnership Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part. CMS Energy Michigan has a term of approximately 99 years, unless earlier dissolved. CMS Energy Michigan's registered office in the State of Michigan is Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, telephone number: (313) 436-9200. All of CMS Energy Michigan's business and affairs will be conducted by CMS Energy, as the sole general partner. The principal place of business of CMS Energy Michigan is c/o CMS Energy Corporation, Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, telephone number: (313) 436-9200.


                                USE OF PROCEEDS

     CMS Energy Michigan will loan to CMS Energy all proceeds received by CMS Energy Michigan from the sale of its CMS Energy Michigan Preferred Securities. As will be more specifically set forth in the applicable Prospectus Supplement, CMS Energy will use such borrowed amounts and the net proceeds from the sale of the Debt Securities, CMS Energy Common Stock and the CMS Energy Preferred Stock offered hereby to invest in the businesses of CMS Energy and for its general corporate purposes. Initially such borrowed amounts and net proceeds will be used to repay a portion of the debt of CMS Energy currently outstanding at rates of interest ranging from __% to __% and maturing from ___ to ___.


                     RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratios of earnings to fixed charges and the ratios of earnings to fixed charges and preferred stock dividends, for the twelve months ended September 30, 1994 and each of the years ended December 31, 1989 through 1993 are as follows:

                    TWELVE MONTHS
                         ENDED          ----------------------------------------------------
                 SEPTEMBER 30, 1994     1993        1992        1991        1990        1989
                 ------------------     ----        ----        ----        ----        ----

RATIO OF
EARNINGS TO
FIXED CHARGES        2.13              1.92         --(1)       --(2)(3)    --(4)       1.84

RATIO OF
EARNINGS TO
FIXED CHARGES
AND PREFERRED
STOCK DIVIDENDS      1.96             1.83          --(1)       --(2)(3)    --(4)       1.76
- -------------------------

(1) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million. Earnings as defined include a $520 million pre-tax loss on the settlement of MCV Power Purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 1.34 and 1.30, respectively, excluding these amounts.
(2)  Excludes an extraordinary after-tax loss of $14 million.
(3) For the year ended December 31, 1991, fixed charges exceeded earnings by $356 million. Earnings as defined include pre-tax losses of $398 million for write-downs and reserve amounts related to Consumers' abandonment of the construction of a nuclear generating station in Midland, Michigan ("Midland Construction"), $76 million for potential customer refunds and other reserves, and $51 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 1.48 and 1.45, respectively, excluding these amounts.
(4) For the year ended December 31, 1990, fixed charges exceeded earnings by $500 million. Earnings as defined include pre-tax losses of $847 million for write-downs and reserve amounts related to the abandonment of the Midland Construction. The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 2.01 and 1.96, respectively, excluding these amounts.

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                           DESCRIPTION OF SECURITIES

DEBT SECURITIES

     The Senior Debt Securities will be issued under an Indenture, as amended and supplemented (the "Senior Debt Indenture"), between CMS Energy and NBD Bank, N.A., as Trustee (the "Senior Debt Trustee"), and the Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Debt Indenture"), between CMS Energy and The Chase Manhattan Bank, N.A., as Trustee (the "Subordinated Debt Trustee"). The descriptions of the provisions of the Debt Securities, the Senior Debt Indenture and the Subordinated Debt Indenture contained herein are brief summaries of such provisions and do not purport to be complete. The forms of the Senior Debt Indenture and the Subordinated Debt Indenture are filed as exhibits to the Registration Statement of which this Prospectus is a part, and reference is made thereto for the respective definitive provisions of such Indentures. The descriptions herein are qualified in their entirety by such reference. Certain capitalized terms used herein shall have the meanings respectively set forth in the respective Indentures.

     GENERAL

     CMS Energy will offer under this Prospectus unsecured Debt Securities, any of which may be issued as: (a) Senior Debt Securities; or (b) Subordinated Debt Securities. The terms of any Debt Securities may or may not restrict the issuance by CMS Energy or its subsidiaries of additional indebtedness which is secured, unsecured, senior, pari passu or subordinated to such Debt Securities.

     CMS Energy is a holding company and its assets consist primarily of investment in its subsidiaries. The Debt Securities will be obligations exclusively of CMS Energy. CMS Energy's ability to service its indebtedness, including the Debt Securities, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from CMS Energy. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. See "Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" below.

     A substantial portion of the consolidated liabilities of CMS Energy have been incurred by its subsidiaries. Therefore, CMS Energy's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary (in which case the claims of CMS Energy would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy). As of September 30, 1994, CMS Energy's subsidiaries had total indebtedness for borrowed money (excluding intercompany indebtedness) of approximately $2.2 billion.

     The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered thereby (the "Offered Debt Securities"): (1) the specific designation of the Offered Debt Securities and whether such Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates, if any (and whether fixed or extendible), on which the Offered Debt Securities will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, the date or dates on which any such interest will be payable and the regular record dates for any interest payable on the Offered Debt Securities; (5) the place or places where the principal of and any interest on the Offered Debt Securities shall be payable and where such Offered Securities may be surrendered for registration of transfer or exchange;
(6) any provisions relating to the issuance of the Offered Debt Securities at an original issue discount; (7) the option, if any, of CMS Energy to redeem the Offered Debt Securities and the periods within which or the dates on which, the prices at which and the terms and conditions upon which, such Offered Debt Securities may be redeemed, in whole or in part, upon the exercise of such option; (8) the obligation, if any of CMS Energy to redeem such Offered Debt Securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Offered Debt Securities will be redeemed, in whole or in part, pursuant to such obligation; (9) the obligation, if any, of CMS Energy to permit the conversion of the Offered Debt Securities into CMS Energy

Common Stock, and the terms and conditions upon which such conversion shall be effected; (10) the denominations in which such Offered Debt Securities will be issued and whether the Offered Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (11) whether the Offered Debt Securities will be issuable in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global securities; (12) whether and under what circumstances CMS Energy will pay additional amounts with respect to the Offered Debt Securities to a non-United States Person (as defined in such Prospectus Supplement) on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether CMS Energy will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; (13) any provisions which could afford holders of the Offered Debt Securities protection in the event of a highly leveraged transaction involving CMS Energy; and (14) any other terms of the Offered Debt Securities not inconsistent with the Indenture, including covenants and events of default relating solely to the Offered Debt Securities. Debt Securities may be issued at a substantial discount from the stated principal amount thereof ("Original Issue Discount Securities"). United States federal income tax consequences and other special considerations applicable thereto or to other Offered Debt Securities offered and sold at par which are treated as having been issued at a discount for United State federal income tax purposes will be described in the Prospectus Supplement relating thereto.

     CONCERNING THE TRUSTEES

     Each of NBD Bank, N.A., the Trustee under the Senior Debt Indenture, and The Chase Manhattan Bank, N.A., the Trustee under the Subordinated Debt Indenture, is one of a number of banks with which CMS Energy and its subsidiaries maintain ordinary banking relationships, including credit facilities. The Chase Manhattan Bank, N.A., is the trustee under the GTN Indenture (as defined herein).

     SENIOR DEBT SECURITIES

     General. The Senior Debt Securities will be issuable under the Senior Debt Indenture. The Senior Debt Indenture does not limit the aggregate principal amount of Senior Debt Securities which may be issued thereunder. Senior Debt Securities may be issued under the Senior Debt Indenture from time to time in one or more series. Each series of Senior Debt Securities shall mature on a date not less than 9 months nor more than 40 years after the date of issuance. Capitalized terms used in this section "Senior Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Senior Debt Indenture.

     Exchange and Transfer. Senior Debt Securities may be presented for exchange and registered Senior Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Senior Debt Indenture. Senior Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

     Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Senior Debt Securities in registered form will be made at the office or agency of the Senior Debt Trustee in the Borough of Manhattan, the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Senior Debt Securities in registered form will be made to the Persons in whose name such Senior Debt Securities are registered at the close of business on the Record Date for such interest payments.

     Events of Default. The occurrence of any of the following events with respect to the Senior Debt Securities of any series will constitute an "Event of Default" with respect to the Senior Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Senior Debt Securities of such series; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Senior Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise;
(c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Senior Debt Securities of such series; (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Senior Debt Indenture relating to the Senior Debt Securities of such series after written notice thereof as provided in the Senior Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after notice of such default. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Senior Debt Securities and will be described in the Prospectus Supplement relating to such Senior Debt Securities.

     If an Event of Default on any series of Senior Debt Securities shall have occurred and be continuing, either the Senior Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of such series then Outstanding may declare the principal of all Senior Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately.

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Senior Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Senior Debt Indenture by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding.

     Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Senior Debt Indenture provides that, subject to the duty of the Senior Debt Trustee to act with the requisite standard of care in case a default with respect to a series of Senior Debt Securities shall have occurred and be continuing, the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior Debt Indenture at the request, order or direction of the Holders of the Senior Debt Securities, unless such Holders shall have offered to the Senior Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Senior Debt Indenture, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or exercising any trust or power conferred on the Senior Debt Trustee, with respect to the Senior Debt Securities of such affected series.

     The Senior Debt Indenture provides that no Holder of Senior Debt Securities may institute any action against CMS Energy under the Senior Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Senior Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Senior Debt Trustee to institute such action and shall have offered the Senior Debt Trustee reasonable indemnity, the Senior Debt Trustee shall not have instituted such action within 60 days of such request and the Senior Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class).

     The Senior Debt Indenture requires CMS Energy to furnish to the Senior Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Senior Debt Indenture. The Senior Debt Indenture provides that the Senior Debt Trustee may withhold notice to the Holders of the Senior Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Senior Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Senior Debt Securities of such series.

     Consolidation, Merger or Sale of Assets. The Senior Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Senior Debt Securities and the Senior Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia.

     Modification of the Senior Debt Indenture. The Senior Debt Indenture permits CMS Energy and the Senior Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Senior Debt Securities to:

(a) secure the Senior Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Senior Debt Indenture and the Senior Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Senior Debt Securities,
(d) cure any ambiguity or correct any inconsistency in the Senior Debt Indenture, (e) establish the form and terms of any series of securities under the Senior Debt Indenture and (f) evidence the acceptance of appointment by a successor Senior Debt Trustee.

     The Senior Debt Indenture also permits CMS Energy and the Senior Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Senior Debt Indenture or modify in any manner the rights of the Holders of the Senior Debt Securities of each such affected series; provided, however, that CMS Energy and the Senior Debt Trustee may not, without the consent of the Holder of each Debt Security then outstanding and affected thereby: (a) change the time of payment of the principal (or any installment) of any Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Debt Security when due; or (b) reduce the percentage in principal amount of the Senior Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Senior Debt Indenture.

     Prior to the acceleration of the maturity of any Debt Security, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Senior Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Senior Debt Indenture or of any Debt Security which cannot be modified or amended without the consent of the Holder of each Debt Security affected.

     Defeasance and Discharge. The Senior Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Senior Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Senior Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities of such series on the stated maturity of such Senior Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Senior Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Senior Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Senior Debt Indenture there has been a change in the applicable Federal income tax law.

     In the event CMS Energy exercises its option to terminate its obligations with respect to the Senior Debt Securities of any series as described in the preceding paragraph and the Senior Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Senior Debt Trustee would be insufficient to pay amounts due on the Senior Debt Securities of such series at the time of their accelerated maturity, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Senior Debt Indenture with respect to all Senior Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Senior Debt Securities to replace stolen, lost or mutilated Senior Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any and interest on the Senior Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Senior Debt Securities are by their terms due and payable, or are to be called for redemption, within one year.

It is possible that for federal income tax purposes any deposit contemplated in the preceding paragraph could be treated as a taxable exchange of the related Senior Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, Holders of such Senior Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Senior Debt Securities. Such gain or loss may be capital in nature to holders for whom the Senior Debt Securities are held as capital assets subject to the possible application of the market discount rules and other limitations. After such a taxable exchange, Holders would be required to include in income a share of the income, gain or loss of the trust or the income from the securities held in trust, as the case may be. The amount so required to be included in income could be different from the amount that would be includible in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

     SUBORDINATED DEBT SECURITIES

     General. The Subordinated Debt Securities will be issuable under the Subordinated Debt Indenture. The Subordinated Debt Indenture does not limit the aggregate principal amount of Subordinated Debt Securities which may be issued thereunder. Subordinated Debt Securities may be issued under the Subordinated Debt Indenture from time to time in one or more series. Capitalized terms used in this section "Subordinated Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Subordinated Debt Indenture.

     Exchange and Transfer. Subordinated Debt Securities may be presented for exchange and registered Subordinated Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Subordinated Debt Indenture. Subordinated Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

     Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Subordinated Debt Securities (other than a Registered Global Security) in registered form will be made at the office or agency of the Subordinated Debt Trustee in the Borough of Manhattan, the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Subordinated Debt Securities in registered form will be made to the Persons in whose name such Subordinated Debt Securities are registered at the close of business on the Record Date for such interest payments.

     Events of Default. The occurrence of any of the following events with respect to the Subordinated Debt Securities of any series will constitute an "Event of Default" with respect to the Subordinated Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Subordinated Debt Securities of such series, however, if CMS Energy is permitted by the terms of the Subordinated Debt Securities, of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Subordinated Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise, however, if CMS Energy is permitted by the terms of the Subordinated Debt Securities, of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Subordinated Debt Securities of such series; (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Subordinated Debt Indenture relating to the Subordinated Debt Securities of such series after written notice thereof as provided in the Subordinated Debt Indenture;
(e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after notice of such default. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Subordinated Debt Securities and will be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

     If an Event of Default on any series of Subordinated Debt Securities shall have occurred and be continuing, either the Subordinated Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of such series then Outstanding may declare the principal of all Subordinated Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately.

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Subordinated Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Subordinated Debt Indenture by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding.

     Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Subordinated Debt Indenture provides that, subject to the duty of the Subordinated Debt Trustee to act with the requisite standard of care in case a default with respect to a series of Subordinated Debt Securities shall have occurred and be continuing, the Subordinated Debt Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Debt Indenture at the request, order or direction of the Holders of the Subordinated Debt Securities, unless such Holders shall have offered to the Subordinated Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Subordinated Debt Indenture, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee, or exercising any trust or power conferred on the Subordinated Debt Trustee, with respect to the Subordinated Debt Securities of such affected series.

     The Subordinated Debt Indenture provides that no Holder of Subordinated Debt Securities may institute any action against CMS Energy under the Subordinated Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Subordinated Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Subordinated Debt Trustee to institute such action and shall have offered the Subordinated Debt Trustee reasonable indemnity, the Subordinated Debt Trustee shall not have instituted such action within 60 days of such request and the Subordinated Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class).

     The Subordinated Debt Indenture requires CMS Energy to furnish to the Subordinated Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Subordinated Debt Indenture. The Subordinated Debt Indenture provides that the Subordinated Debt Trustee may withhold notice to the Holders of the Subordinated Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Subordinated Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Subordinated Debt Securities of such series.

     Subordination. The Subordinated Debt Indenture provides (and each holder of Subordinated Debt Securities by acceptance thereof agrees) that the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of CMS Energy and pari passu with CMS Energy's trade creditors. No payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the Holders of such Senior Indebtedness. In addition, the Subordinated Debt Indenture provides that if a default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity thereof, or an event has occurred which, with the giving of notice, or lapse of time, or both, would constitute such an event of default, then unless and until such event shall have been cured or waived or shall have ceased to exist, no payment on account of principal, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of a sinking fund for, the Subordinated Debt Securities may be made. CMS Energy shall give prompt written notice to the Subordinated Debt Trustee of any default under any Senior Indebtedness or under any agreement pursuant to which Senior Indebtedness may have been issued. The Subordinated Debt Indenture provisions described in this paragraph, however, do not prevent CMS Energy from making a sinking fund payment with Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, winding up, liquidation or reorganization of CMS Energy, whether voluntary or involuntary, in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise, all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debt Securities are entitled to any payments whatsoever. Any payment or distribution, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities shall be paid or delivered directly to the holders of such Senior Indebtedness (or their representative or trustee) in accordance with the priorities then existing among such holders until all Senior Indebtedness shall have been paid in full before any payment or distribution is made to the holders of Subordinated Debt Securities. In the event that notwithstanding such subordination provisions,any payment or distribution of assets of any kind or character is made on the Subordinated Debt Securities before all Senior Indebtedness is paid in full, the Subordinated Debt Trustee or the holders of Subordinated Debt Securities receiving such payment will be required to pay over such payment or distribution to the holders of such Senior Indebtedness. The rights of the holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full. As a result of these subordination provisions, in the event of CMS Energy's insolvency, holders of the Subordinated Debt Securities may recover ratably less than senior creditors of CMS Energy.

         "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Subordinated Debt Indenture or thereafter incurred, created or assumed: (i) indebtedness of CMS Energy for money borrowed by CMS Energy (including purchase money obligations) or evidenced by debentures (other than the Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by CMS Energy; (ii) obligations with respect to letters of credit; (iii) all indebtedness of others of the type referred to in the preceding clauses
     (i) and (ii) assumed by or guaranteed in any manner by CMS Energy or in effect guaranteed by CMS Energy; or (iv) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses
     (i), (ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debt Securities.

     The Subordinated Debt Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued. As of September 30, 1994, Senior Indebtedness of CMS Energy aggregated approximately $539 million.

     Consolidation, Merger or Sale of Assets. The Subordinated Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Subordinated Debt Securities and the Subordinated Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia.

     Modification of the Subordinated Debt Indenture. The Subordinated Debt Indenture permits CMS Energy and the Subordinated Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Subordinated Debt Securities to: (a) secure the Subordinated Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Subordinated Debt Indenture and the

Subordinated Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Subordinated Debt Securities, (d) cure any ambiguity or correct any inconsistency in the Subordinated Debt Indenture, (e) establish the form and terms of any series of securities under the Subordinated Debt Indenture and (f) evidence the acceptance of appointment by a successor Subordinated Debt Trustee.

     The Subordinated Debt Indenture also permits CMS Energy and the Subordinated Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Subordinated Debt Securities of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Subordinated Debt Indenture or modify in any manner the rights of the Holders of the Subordinated Debt Securities of each such affected series; provided, however, that CMS Energy and the Subordinated Debt Trustee may not, without the consent of the Holder of each Debt Security then outstanding and affected thereby: (a) change the time of payment of the principal (or any installment) of any Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Debt Security when due; or (b) reduce the percentage in principal amount of the Subordinated Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Subordinated Debt Indenture.

     Prior to the acceleration of the maturity of any Debt Security, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Subordinated Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Subordinated Debt Indenture or of any Debt Security which cannot be modified or amended without the consent of the Holder of each Debt Security affected.

     Defeasance and Discharge. The Subordinated Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Subordinated Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Subordinated Debt Securities of such series, to replace stolen, lost or mutilated Subordinated Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Subordinated Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Subordinated Debt Securities of such series on the stated maturity of such Subordinated Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Subordinated Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Subordinated Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Subordinated Debt Indenture there has been a change in the applicable Federal income tax law.

     In the event CMS Energy exercises its option to terminate its obligations with respect to the Subordinated Debt Securities of any series as described in the preceding paragraph and the Subordinated Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Subordinated Debt Trustee would be insufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of their accelerated maturity, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Subordinated Debt Indenture with respect to all Subordinated Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Subordinated

Debt Securities to replace stolen, lost or mutilated Subordinated Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any and interest on the Subordinated Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Subordinated Debt Securities are by their terms due and payable, or are to be called for redemption, within one year.

     It is possible that for federal income tax purposes any deposit contemplated in the preceding paragraph could be treated as a taxable exchange of the related Subordinated Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, Holders of such Subordinated Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Subordinated Debt Securities. Such gain or loss may be capital in nature to holders for whom the Subordinated Debt Securities are held as capital assets subject to the possible application of the market discount rules and other limitations. After such a taxable exchange, Holders would be required to include in income a share of the income, gain or loss of the trust or the income from the securities held in trust, as the case may be. The amount so required to be included in income could be different from the amount that would be includible in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

CAPITAL STOCK

     GENERAL

     The Articles of Incorporation of CMS Energy, as amended (the "Articles of Incorporation"), currently authorize 255 million shares of capital stock, of which 250 million are shares of CMS Energy Common Stock, par value $0.01 per share, and five million are shares of CMS Energy Preferred Stock, par value $.01 per share. At February 10, 1995, there were outstanding 86,562,096 shares of CMS Energy Common Stock; no shares of CMS Energy Preferred Stock are issued or outstanding. The outstanding shares of the CMS Energy Common Stock are fully paid and nonassessable and the CMS Energy Common Stock offered hereby, when issued and paid for, will be fully paid and nonassessable.

     On February 14, 1994, CMS Energy mailed proxy statements to its shareholders seeking their approval to amend (the "Charter Amendment") its Articles of Incorporation to (1) authorize 60 million shares, no par value, of a new class of Common Stock of CMS Energy designated Class G Common Stock ("Class G Common Stock") and (2) to increase the authorized number of shares of CMS Energy Preferred Stock to 10 million. The CMS Energy Common Stock and the Class G Common Stock are together referred to herein as the "Common Stock."
The Charter Amendment will not become effective until CMS Energy files a Certificate of Amendment (the "Certificate of Amendment") relating thereto with the Michigan Department of Commerce. The proposed new class of Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage, a subsidiary of Consumers (such businesses, collectively, will be attributed to the "Consumers Gas Group"). Effective January 1, 1995, the management and operations of the Consumers Gas Group were reorganized as a business unit separate from the electric utility operations of the Consumers. The reorganization is intended to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. The existing CMS Energy Common Stock will continue to be outstanding and, if and after any shares of Class G Common Stock are issued by CMS Energy, will reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock. As of the date of this Prospectus, the shareholders of CMS Energy have not yet approved the Charter Amendment proposal. Following approval of the Charter Amendment proposal by the shareholders, and after the Registration Statement of which this Prospectus is a part has become effective, CMS Energy may, subject to prevailing market and other conditions, offer shares of Class G Common Stock for sale for cash in an initial public offering. The net proceeds of such offering would be invested in the businesses of CMS Energy and used for its general corporate purposes. Initially, such proceeds will be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). The timing and size of such public offering and the price at which such shares would be sold would be determined by the Board of Directors without further approval of the shareholders.

     CMS ENERGY COMMON STOCK

     The following outline of certain rights of the holders of Common Stock does not purport to be complete and is qualified in its entirety by express reference to Article III of the Articles of Incorporation, the Certificate of Amendment, the Senior Debt Indenture, Article VII of the Credit Agreement dated as of July 29, 1994 (the "Credit Facility") among CMS Energy, Citibank, N.A. and Union Bank as co-agents and certain banks named therein, Article 3 of CMS Energy's Indenture dated as of January 15, 1994 (the "GTN Indenture") to The Chase Manhattan Bank, N.A., as Trustee, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The shares of CMS Energy Common Stock may be issued from time to time as the Board of Directors shall determine for such consideration as shall be fixed by the Board of Directors. Except as otherwise set forth in this Prospectus or the accompanying Prospectus Supplement, each share of CMS Energy Common Stock of CMS Energy shall be equal to every other share of said stock in every respect.

     Dividend Rights. The holders of the CMS Energy Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the CMS Energy out of funds legally available therefor, subject to the terms of any CMS Energy Preferred Stock which may in the future be issued and at the time be outstanding.

     Voting Rights. Each holder of CMS Energy Common Stock is entitled to one vote for each share of CMS Energy Common Stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative.
A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the Articles of Incorporation relating to special shareholder meetings, the removal, indemnification and liability of the Board of Directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

     Preemptive Rights. Holders of CMS Energy Common Stock have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any CMS Energy Preferred Stock or other securities or other right or option convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock.

     Liquidation Rights. The Board of Directors shall determine the rights, if any, of the holders of CMS Energy Common Stock upon the voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of CMS Energy.

     Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its stockholders to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

     Transfer Agent and Registrar. CMS Energy Common Stock is transferable at Consumers Power Company, 212 W. Michigan Avenue, Jackson, MI 49201. The registrar for CMS Energy Common Stock is Consumers Power Company.

COMPARISON OF RIGHTS AND LIMITATIONS OF CMS ENERGY COMMON STOCK AND CLASS G COMMON STOCK

     The following is a summary description and a comparison of the rights and limitations appertaining to the CMS Energy Common Stock and the Class G Common Stock before the issuance and sale in an initial public offering of the Class G Common Stock, after filing and effectiveness of the Certificate of Amendment, and after such issuance. The Class G Common Stock is intended to reflect the separate performance of the Consumers Gas Group and, after the initial public offering of the Class G Common Stock, the CMS Energy Common Stock is intended to reflect the performance of all businesses of CMS Energy and its subsidiaries, including the businesses of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock.

                      Before Issuance Of
                      Class G Common Stock                       After Issuance Of Class G Common Stock
                      --------------------                       --------------------------------------

                                                                                                         Class G
                      CMS Energy Common Stock        CMS Energy Common Stock                          Common Stock
                      -----------------------        -----------------------                          ------------
VOTING RIGHTS:          One vote per share            The holders of CMS Energy                     The holders of Class G
                                                      Common Stock will vote with the               Common Stock will vote
                                                      holders of Class G Common Stock               with the holders of CMS
                                                      as a single class, except on                  Energy Common Stock as a
                                                      matters which would be required               single class, except on
                                                      by law or the Articles of                     matters which would
                                                      Incorporation to be voted on by               be required by law or the
                                                      The CMS Energy Common                         Articles of Incorporation
                                                      Stock will have one vote per share.           to be voted on by class.
                                                                                                    The Class G Common Stock
                                                                                                    will have one vote per share.

DIVIDENDS:              On November 22, 1994, CMS      On November 22, 1994, CMS                    Dividends on the Class G
                        Energy paid a dividend         Energy paid a dividend of                    Common Stock will be paid
                        of $.21 per share (an annual   $.21 per share (an annual                    at the discretion of the
                        rate of $.84 per share)        rate of $.84 per share) on                   Board of Directors based
                        on the CMS Energy Common       the CMS Energy Common Stock.                 primarily upon the
                        Stock. Dividends are           The issuance of the Class G                  earnings and financial
                        payable out of the assets      Common Stock is not expected                 condition of the
                        of CMS Energy legally          to change the rate at which                  Consumers Gas Group, and,
                        available therefor.            dividends will be paid on the                to a lesser extent, CMS
                                                       CMS Energy Common Stock.                     Energy as a whole.
                        See also "--Capital            Future dividends on the CMS                  Dividends will be payable
                        Stock--Restrictions on         Energy Common Stock will be                  out of the lesser of (i)
                        Payment of Dividends by        paid at the discretion of the                the assets of CMS Energy
                        CMS Energy" and "--            Board of Directors based                     legally available
                        Primary Source of Funds        primarily upon the earnings                  therefor and (ii) the
                        of CMS Energy;                 and financial condition of                   Available Class G
                        Restrictions on Sources        CMS Energy, including the                    Dividend Amount (as
                        of Dividends."                 Consumers Gas Group, except                  defined in the
                                                       for the interest in the                      Certificate of
                                                       Consumers Gas Group                          Amendment).
                                                       attributable to the outstanding
                                                       shares of the                                Dividends with respect to
                                                       Class G Common Stock, and                    the Class G Common Stock
                                                       other factors.  Dividends                    are expected to be paid
                                                       will be payable out of the                   commensurate with
                                                       assets of CMS Energy legally                 dividend practices of
                                                       available therefor.                          comparable publicly-held local
                                                                                                    natural gas distribution
                                                       CMS Energy, in the sole                      companies generally.
                                                       discretion of its Board of                   Management believes that such
                                                       Directors, could pay                         practices currently are
                                                       dividends exclusively to the                 to pay out from 70% to
                                                       holders of CMS Energy Common                 85% of annual earnings
                                                       Stock, exclusively to the                    available for dividends
                                                       holders of Class G Common                    on common stock.
                                                       Stock, or to the holders of
                                                       both of such classes in equal                CMS Energy, in the sole
                                                       or unequal amounts.  It is                   discretion of its Board
                                                       the Board of Directors'                      of Directors, could pay
                                                       current intention that the                   dividends exclusively to the
                                                       declaration or payment of



                      Before Issuance Of
                      Class G Common Stock                       After Issuance Of Class G Common Stock
                      --------------------                       --------------------------------------

                                                                                                       Class G
                      CMS Energy Common Stock         CMS Energy Common Stock                        Common Stock
                      -----------------------         -----------------------                        ------------

                                                      dividends with respect to the                 holders of CMS Energy
                                                      Class G Common Stock shall                    Common Stock, exclusively
                                                      not be reduced, suspended or                  to the holders of Class G
                                                      eliminated as a result of                     Common Stock, or to the
                                                      factors arising out of or                     holders of both of such
                                                      relating to the electric                      classes in equal or
                                                      utility business or the                       unequal amounts.  It is
                                                      non-utility businesses of CMS                 the Board of Directors'
                                                      Energy unless such factors                    current intention that
                                                      also require, in the Board of                 the declaration or
                                                      Directors' sole discretion,                   payment of dividends with
                                                      the omission of the                           respect to the Class G
                                                      declaration or reduction in                   Common Stock shall not be
                                                      payment of dividends on both                  reduced, suspended or
                                                      the CMS Energy Common Stock                   eliminated as a result of
                                                      and the Class G Common Stock.                 factors arising out of or
                                                                                                    relating to the electric
                                                      See also "--Capital Stock--                   utility business or the
                                                      Restrictions on Payment of                    non-utility businesses of
                                                      Dividends by CMS Energy" and                  CMS Energy unless such factors
                                                      "--Primary Source of Funds of                 also require, in the
                                                      CMS Energy; Restrictions on                   Board of Directors' sole
                                                      Sources of Dividends."                        discretion, the omission
                                                                                                    of the declaration or
                                                                                                    reduction in  payment of
                                                                                                    dividends on both the
                                                                                                    CMS Energy Common
                                                                                                    Stock and the Class G
                                                                                                    Common Stock.

                                                                                                    See also "--Capital Stock
                                                                                                    --Restrictions on Payment
                                                                                                    of Dividends by CMS Energy"
                                                                                                    and "-- Primary Source
                                                                                                    of Funds of CMS Energy;
                                                                                                    Restrictions on Sources of
                                                                                                    Dividends."

EXCHANGES:            None.                           None.                                         CMS Energy may exchange the
                                                                                                    Class G Common Stock for a
                                                                                                    proportionate number of
                                                                                                    shares of a subsidiary
                                                                                                    that holds all the assets and
                                                                                                    liabilities attributed to the
                                                                                                    Consumers Gas Group,
                                                                                                    and no other assets and
                                                                                                    liabilities.

                                                                                                    If CMS Energy transfers
                                                                                                    all or substantially all
                                                                                                    of the properties and
                                                                                                    assets attributed to the
                                                                                                    Consumers Gas Group, CMS
                                                                                                    Energy is required,
                                                                                                    subject to certain
                                                                                                    exceptions and
                                                                                                    conditions, to exchange
                                                                                                    each outstanding share of
                                                                                                    Class G Common Stock for
                                                                                                    a number of shares of CMS
                                                                                                    Energy Common Stock
                                                                                                    having a Fair Market
                                                                                                    Value (defined in the
                                                                                                    Certificate of Amendment)
                                                                                                    equal to 110% of the Fair

                      Before Issuance Of
                      Class G Common Stock                       After Issuance Of Class G Common Stock
                      --------------------                       --------------------------------------

                                                                                                         Class G
                      CMS Energy Common Stock        CMS Energy Common Stock                          Common Stock
                      -----------------------        -----------------------                          ------------
                                                                                                    Market Value of one share
                                                                                                    of Class G Common Stock.

                                                                                                    CMS Energy may, in the
                                                                                                    sole discretion of the
                                                                                                    Board of Directors, at
                                                                                                    any time, exchange each
                                                                                                    outstanding share of
                                                                                                    Class G Common Stock for
                                                                                                    a number of shares of CMS
                                                                                                    Energy Common Stock
                                                                                                    having a Fair Market
                                                                                                    Value equal to 115% of
                                                                                                    the Fair Market Value of
                                                                                                    one share of Class G
                                                                                                    Common Stock.

LIQUIDATION:            In the event of the                In the event of the                      In the event of the
                        liquidation of CMS                 liquidation of CMS Energy,               liquidation of CMS
                        Energy, the holders of             each outstanding share of CMS            Energy, each outstanding
                        CMS Energy Common Stock            Energy Common Stock will be              share of Class G Common
                        will receive the assets,           entitled to a portion of the             Stock will be entitled to
                        if any, remaining for              assets remaining for                     a portion of the assets
                        distribution to common             distribution to holders of               remaining for
                        shareholders.                      Common Stock equal to the                distribution to holders
                                                           amount of such assets divided            of Common Stock equal to
                                                           by the total number of shares            the amount of such assets
                                                           of CMS Energy Common Stock               divided by the total
                                                           and Class G Common Stock then            number of shares of CMS
                                                           outstanding.                             Energy Common Stock and
                                                                                                    Class G Common Stock then
                                                                                                    outstanding.

     Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of either class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. In the event that there is more than one class of Common Stock, the effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

     CMS ENERGY PREFERRED STOCK

     The shares of CMS Energy Preferred Stock may be issued from time to time in one or more series with such relative rights and preferences of the shares of any such series as may be determined by the Board of Directors. The Board of Directors is authorized to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of CMS Energy Preferred Stock, the designation, powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of such series, including, but without limiting the generality of the foregoing, the following:

         (a)  The rate of dividend, if any;

         (b) The price at and the terms and conditions upon which shares may be redeemed;

         (c) The rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of CMS Energy;

         (d) Sinking fund or redemption or purchase provisions, if any, to be provided for shares of the series;

         (e) The terms and conditions upon which shares may be converted into shares of other series or other capital stock, if issued with the privilege of conversion; and

         (f) The voting rights in the event of default in the payment of dividends or under such other circumstances and upon such conditions as the Board of Directors may determine.

     The specific terms of CMS Energy Preferred Stock will be described in the Prospectus Supplement relating thereto.

     Unless otherwise provided in a Prospectus Supplement, no holder of any shares of any series of CMS Energy Preferred Stock shall be entitled to vote in the election of directors or in respect of any other matter except as may be required by the Michigan Business Corporation Act, as amended.

     Unless otherwise provided in a Prospectus Supplement, holders of CMS Energy Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any CMS Energy Preferred Stock or other securities or other right or option convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of CMS Energy Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.

     RESTRICTIONS ON PAYMENT OF DIVIDENDS BY CMS ENERGY

     CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries, in particular, Consumers, borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy, and, accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy, in particular, Consumers, and other factors. See "Primary Source of Funds of CMS Energy; Restrictions on Source of Dividends" below.

     Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. Distributions on Common Stock may be subject to the rights of the holders, if any, of the CMS Energy Preferred Stock.

     There are restrictions on CMS Energy's ability to pay dividends contained in its Credit Facility, the Senior Debt Indenture and the GTN Indenture.

     The Credit Facility provides that CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to (i) declare or pay any cash dividend or distribution on the capital stock of CMS Energy or such subsidiaries, or (ii) purchase, redeem, retire or otherwise acquire for value any such capital stock (a "Restricted Payment"), unless: (1) no event of default under the Credit Facility, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1993 shall not have exceeded the sum of: (a) $120,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Senior Debt Indenture) since September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Senior Debt Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 30, 1993. At September 30, 1994, CMS Energy could pay cash dividends of $377 million pursuant to this restriction.

     The First and Second Supplemental Indentures to the Senior Debt Indenture, pursuant to which CMS Energy's Series A Senior Deferred Coupon Notes due October 1, 1997 and Series B Senior Deferred Coupon Notes due October 1, 1999 were issued, provide that so long as any of such Notes are outstanding, CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make a Restricted Payment, unless: (1) no event of default under the Senior Debt Indenture, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1992 shall not have exceed the sum of: (a) $40,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Senior Debt Indenture) since September 30, 1992 to end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Senior Debt Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 15, 1992. At September 30, 1994, CMS Energy could pay cash dividends of $382 million pursuant to this restriction.

     The GTN Indenture provides that, so long as any of the General Term Notes, Series A ("GTNs") issued thereunder are outstanding and are rated below BBB- by Standard & Poor's or by Duff & Phelps, CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make any Restricted Payments, if at any time CMS Energy or such subsidiary makes such Restricted
Payment: (1) an Event of Default (as defined in the GTN Indenture), or an event that with the lapse of time or the giving of notice or both would constitute such an Event of Default, has occurred and is continuing (or would result therefrom), or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since September 30, 1993, would exceed the sum of: (a) $120,000,000 plus 100% of consolidated net income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate net proceeds received by CMS Energy from the issue or sale of or contribution with respect to its capital stock after September 30, 1993. At September 30, 1994, CMS Energy could pay cash dividends of $377 million pursuant to this restriction.

     The foregoing provisions do not prohibit: (i) dividends or other distributions paid by CMS Energy in respect of the capital stock issued in connection with the acquisition of any business or assets by CMS Energy where such payments are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, capital stock;
(iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with the aforementioned limitations; or (iv) payments pursuant to the tax sharing agreement among CMS Energy and its subsidiaries.

     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if CMS Energy were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. CMS Energy's net assets available for payment of dividends under the Michigan Business Corporation Act at September 30, 1994 were $392 million.

     DIVIDENDS AND PRICE RANGE OF CMS ENERGY COMMON STOCK

     CMS Energy has paid dividends on its outstanding CMS Energy Common Stock each year since its inception except 1987 and 1988. At December 31, 1994, there were approximately 63,646 CMS Energy Common Stock shareholders of record. Future dividends will depend upon CMS Energy's earnings, financial condition and other factors. Reference is made to "Description of Capital Stock--Restrictions on Payment of Dividends by CMS Energy" and "Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" regarding limitations upon payment of dividends on the capital stock of CMS Energy.

     The following table indicates the high and low sales prices of the CMS Energy Common Stock for the calendar quarters indicated as reported in The Wall Street Journal under "New York Stock Exchange Composite Transactions," and the quarterly cash dividends declared per share of CMS Energy Common Stock, for the calendar quarters indicated.


                                                                        Price Range
                                                                  ----------------------
Year                                                              High               Low            Dividend
- ----                                                              ----               ---            --------

1991:    First Quarter  . . . . . . . . . . . . . . . . . .      $33                $26 1/2           $.12
         Second Quarter   . . . . . . . . . . . . . . . . .       30 3/4             23 3/4            .12
         Third Quarter  . . . . . . . . . . . . . . . . . .       25 7/8             18                .12
         Fourth Quarter   . . . . . . . . . . . . . . . . .       19 3/4             16 5/8            .12
1992:    First Quarter  . . . . . . . . . . . . . . . . . .       22 3/4             17 7/8            .12
         Second Quarter   . . . . . . . . . . . . . . . . .       21 7/8             14 7/8            .12
         Third Quarter  . . . . . . . . . . . . . . . . . .       17 1/2             15 1/4            .12
         Fourth Quarter   . . . . . . . . . . . . . . . . .       18 3/8             16 3/4            .12
1993:    First Quarter  . . . . . . . . . . . . . . . . . .       20 7/8             17 7/8            .12
         Second Quarter   . . . . . . . . . . . . . . . . .       25 1/2             19 1/2            .12
         Third Quarter  . . . . . . . . . . . . . . . . . .       27 1/2             24 7/8            .18
         Fourth Quarter   . . . . . . . . . . . . . . . . .       27 1/8             23                .18
1994:    First Quarter  . . . . . . . . . . . . . . . . . .       25                 21 1/8            .18
         Second Quarter   . . . . . . . . . . . . . . . . .       22 7/8             19 5/8            .18
         Third Quarter  . . . . . . . . . . . . . . . . . .       23 3/8             20 5/8            .21
         Fourth Quarter   . . . . . . . . . . . . . . . . .       23 1/4             20 7/8            .21
1995:    First Quarter (through February 10)  . . . . . . .       24 5/8             22 3/4            .21

                 The last reported sale price of the CMS Energy Common Stock on February 10, 1995, on the NYSE was $24 1/4.

PRIMARY SOURCE OF FUNDS OF CMS ENERGY;
RESTRICTIONS ON SOURCES OF DIVIDENDS

         The ability of CMS Energy to pay (i) dividends on its capital stock and (ii) its indebtedness, including the Debt Securities, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the MPSC.

         Consumers' ability to pay dividends is restricted by its Mortgage Indenture and its Articles of Incorporation (the "Articles"). The Mortgage Indenture provides that Consumers can only pay dividends on its common stock out of retained earnings accumulated subsequent to September 30, 1945, provided that upon such payment, there shall remain of such retained earnings an amount equivalent to any deficiency in maintenance and replacement expenditures as compared with maintenance and replacement requirements since December 31, 1945. Because of restrictions in its Articles and Mortgage Indenture, Consumers was prohibited from paying dividends on its common stock from June 1991 to December 31, 1992. However, as of December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. With the accumulated deficit eliminated, Consumers satisfied the requirements under its Mortgage Indenture and resumed paying dividends on its common stock in May 1993.

         Consumers' Articles also provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its Preferred Stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers, and (iii) $7.50 per share on all then outstanding shares of all other stock over which its Preferred Stock and Class A Preferred

Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period (hereinafter defined) if the ratio of common stock and surplus to total capitalization and surplus for
12 consecutive calendar months within the 14    calendar months immediately
preceding the proposed dividend payment (the "base period"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

         Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

         In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if Consumers were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Consumers' net assets available for payment of dividends under the Michigan Business Corporation Act at December 31, 1994 were $1,353 million.

         Under the most restrictive of these conditions, at December 31, 1994, $___ million of Consumers' retained earnings were available to pay cash dividends on its common stock. Currently it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time.

         Consumers paid dividends on its common stock of $16.0 million on February 22, 1994, of $65.6 million on May 20, 1994, $31.0 million on August 19, 1994, $36.0 million on November 4, 1994 and $27.4 million on December 20, 1994.

CMS ENERGY MICHIGAN PREFERRED SECURITIES

         CMS Energy Michigan may issue, from time to time, CMS Energy Michigan Preferred Securities, in one or more series, having terms described in the Prospectus Supplement relating thereto. The limited partnership agreement of CMS Energy Michigan will be amended and restated (as so amended and restated, the "Limited Partnership Agreement") to authorize the establishment of one or more series of CMS Energy Michigan Preferred Securities, having such terms, including dividends, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth therein or otherwise established by the General Partner pursuant thereto. Reference is made to the Prospectus Supplement relating to the CMS Energy Michigan Preferred Securities of a particular series for specific terms, including (i) the distinctive designation of such series which shall distinguish it from other series; (ii) the number of CMS Energy Michigan Preferred Securities included in such series, which number may be increased or decreased from time to time unless otherwise provided by the General Partner in creating the series; (iii) the annual dividend rate (or method of determining such rate) for CMS Energy Michigan Preferred Securities of such series and the date or dates upon which such dividends shall be payable, provided, however, dividends on any series of CMS Energy Michigan Preferred Securities shall be payable on a monthly basis to holders of such series of CMS Energy Michigan Preferred Securities as of a record date in each month during which such series of CMS Energy Michigan Preferred Securities are outstanding; (iv) whether dividends on CMS Energy Michigan Preferred Securities of such series shall be cumulative, and, in the case of CMS Energy Michigan Preferred Securities of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on CMS Energy Michigan Preferred Securities of such series shall be cumulative; (v) the amount or amounts which shall be paid out of the assets of CMS Energy Michigan to the holders of CMS Energy Michigan Preferred Securities of such series upon voluntary or involuntary dissolution, winding-up or termination of CMS Energy Michigan; (vi) the price or prices at which, the period or periods within which and the terms and conditions upon which CMS Energy Michigan Preferred Securities of such series may be redeemed or purchased, in whole or in part, at the option of CMS Energy Michigan or the General Partner; (vii) the obligation, if any, of CMS Energy Michigan to purchase or redeem CMS Energy Michigan Preferred Securities of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which CMS Energy Michigan Preferred Securities of such series shall be purchased or redeemed, in whole or in part, pursuant to such obligation; (viii) the period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments thereof, upon which the CMS Energy Michigan Preferred Securities of such series shall be convertible or exchangeable at the option of the holder of the Partnership Preferred Security, or CMS Energy Michigan, into any other securities or other property or cash or into any other series of CMS Energy Michigan Preferred Securities; (ix) the voting rights, if any, of CMS Energy Michigan Preferred Securities of such series in addition to those required by law or set forth in the Limited Partnership Agreement, and any requirement for the approval by the holders of CMS Energy Michigan Preferred Securities, or of CMS Energy Michigan Preferred Securities of one or more series, or of both, as a condition to specified action or amendments to the Limited Partnership Agreement; (x) the additional amounts, if any, which CMS Energy Michigan will pay as a distribution as necessary in order that the net amounts received by holders of CMS Energy Michigan Preferred Securities of such series after withholding or deduction of certain taxes, duties, assessments or governmental charges will equal the amount which would have been receivable in respect of such CMS Energy Michigan Preferred Securities in the absence of such withholding or deduction; and (xi) any other relative rights, powers, preferences, privileges, limitations or restrictions of CMS Energy Michigan Preferred Securities of the series not inconsistent with the Limited Partnership Agreement or with applicable law. All CMS Energy Michigan Preferred Securities offered hereby will be guaranteed by CMS Energy to the limited extent set forth below under "Description of the Guarantee." Any applicable federal income tax considerations applicable to any offering of CMS Energy Michigan Preferred Securities will be described in the Prospectus Supplement relating thereto. Unless otherwise provided in a Prospectus Supplement, the aggregate number of CMS Energy Michigan Preferred Securities which CMS Energy Michigan shall have authority to issue is unlimited.

DESCRIPTION OF THE GUARANTEE

         Set forth below is a summary of information concerning the Guarantee which will be executed and delivered by CMS Energy for the benefit of the holders, from time to time, of each series of CMS Energy Michigan Preferred Securities. The summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

         GENERAL

         CMS Energy will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full, to the holders of the CMS Energy Michigan Preferred Securities of each series, the Guarantee Payments (as defined below), as and when due, regardless of any defense, right of set-off or counterclaim which CMS Energy may have or assert against CMS Energy Michigan. The following payments with respect to any series of CMS Energy Michigan Preferred Securities to the extent not paid by CMS Energy Michigan (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accrued and unpaid dividends which are required to be paid on the CMS Energy Michigan Preferred Securities of such series, to the extent CMS Energy Michigan shall have funds on hand sufficient to make such payment and funds legally available therefor as determined by the General Partner, (ii) the redemption price, including all accrued and unpaid dividends (the "Redemption Price"), payable out of funds legally available therefor as determined by the General Partner with respect to any CMS Energy Michigan Preferred Securities called for redemption by CMS Energy Michigan and (iii) upon a liquidation of CMS Energy Michigan, the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends on the CMS Energy Michigan Preferred Securities of such series to the date of payment and (b) the amount of assets of CMS Energy Michigan remaining available for distribution to holders of CMS Energy Michigan Preferred Securities of such series in liquidation of CMS Energy Michigan. CMS Energy's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by CMS Energy to the holders of CMS Energy Michigan Preferred Securities or by causing CMS Energy Michigan to pay such amounts to such holders.

         CERTAIN COVENANTS OF CMS ENERGY

         In the Guarantee, CMS Energy will covenant that, so long as any CMS Energy Michigan Preferred Securities remain outstanding, CMS Energy will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock if at such time CMS Energy is in default with respect to its payment or other obligations under the Guarantee or there shall have occurred any event that, with the giving of notice or lapse of time or both, would constitute an Event of Default under the Subordinated Debt Indenture.

         AMENDMENTS AND ASSIGNMENT

         Except with respect to any changes which do not adversely affect the rights of holders of CMS Energy Michigan Preferred Securities (in which case no vote will be required), the Guarantee may be changed only with the prior approval of the holders of not less than 66 2/3% in liquidation preference of the outstanding CMS Energy Michigan Preferred Securities. All guarantees and agreements contained in the Guarantee shall bind the successors, assignees, receivers, trustees and representatives of CMS Energy and shall inure to the benefit of the holders of the CMS Energy Michigan Preferred Securities then outstanding.

         TERMINATION OF THE GUARANTEE

         The Guarantee will terminate and be of no further force and effect as to the CMS Energy Michigan Preferred Securities of any series upon full payment of the Redemption Price of all CMS Energy Michigan Preferred Securities of such series and will terminate completely upon full payment of the amounts payable upon liquidation of CMS Energy Michigan. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of CMS Energy Michigan Preferred Securities of any series must restore payment of any sums paid under such series of CMS Energy Michigan Preferred Securities or the Guarantee.

         STATUS OF THE GUARANTEE

         The Guarantee will constitute an unsecured obligation of CMS Energy and will rank (i) subordinate and junior in right of payment to all other liabilities of CMS Energy (including the Subordinated Debentures), except those made pari passu by their terms (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by CMS Energy and with any guarantee now or hereafter entered into by CMS Energy in respect of any preferred or preference stock of any affiliate of CMS Energy and (iii) senior to Common Stock of CMS Energy. The Limited Partnership Agreement provides that each holder of CMS Energy Michigan Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee.

         The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be deposited with the General Partner to be held for the benefit of the holders of each series of CMS Energy Michigan Preferred Securities. In the event of the appointment of a Special Representative to, among other things, enforce the Guarantee, the Special Representative may take possession of the Guarantee for such purpose. If no Special Representative has been appointed to enforce the Guarantee, the General Partner has the right to enforce the Guarantee on behalf of the holders of each series of CMS Energy Michigan Preferred Securities. The holders of not less than 10% in aggregate liquidation preference of the CMS Energy Michigan Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the Guarantee, including the giving of directions to the General Partner or the Special Representative, as the case may be. If the General Partner or the Special Representative fails to enforce the Guarantee as provided above, any holder of CMS Energy Michigan Preferred Securities may institute a legal proceeding directly against the Guarantor to enforce its rights under the Guarantee, without first instituting a legal proceeding against CMS Energy Michigan or any other person or entity. The Guarantee will not be discharged except by payment of the Guarantee Payments in full and by complete performance of all obligations under the Guarantee.

         GOVERNING LAW

        The Guarantee will be governed by and construed in accordance with the laws of the State of Michigan.


                                 LEGAL OPINIONS

         Opinions as to the legality of the securities offered hereby will be rendered for CMS Energy and CMS Energy Michigan by Denise M. Sturdy, Assistant General Counsel for CMS Energy. Certain legal matters with respect to Offered Securities will be passed upon by Sidley & Austin, Chicago, Illinois, counsel to CMS Energy and CMS Energy Michigan, and by Reid & Priest LLP, New York, New York, counsel for any underwriters, dealers or agents who will be named in the related Prospectus Supplement.


                                    EXPERTS

         The consolidated financial statements and schedules of CMS Energy as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said reports which include an explanatory paragraph with respect to the change in the method of accounting for income taxes in 1992 as discussed in Note 6 to the consolidated financial statements and with respect to the change in the method of accounting for postretirement benefits other than pensions in 1992 as discussed in Note 10 to the consolidated financial statements.

         With respect to the unaudited interim consolidated financial information for the periods ended March 31, June 30 and September 30, 1994 and 1993, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended ("Securities Act"), for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

         Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.


                              PLAN OF DISTRIBUTION

         CMS and/or CMS Energy Michigan may sell the Offered Securities (i) through the solicitation of proposals of underwriters or dealers to purchase the Offered Securities; (ii) through underwriters or dealers on a negotiated basis, (iii) directly to a limited number of purchasers or to a single purchaser; or (iv) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to CMS and/or CMS Energy Michigan from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

         If dealers are utilized in the sale of Offered Securities, CMS and/or CMS Energy Michigan will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

         The Offered Securities may be sold directly by CMS and/or CMS Energy Michigan or through agents designated by CMS and/or CMS Energy Michigan from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by CMS and/or CMS Energy Michigan to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

         The Offered Securities may be sold directly by CMS and/or CMS Energy Michigan to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

         If so indicated in the Prospectus Supplement, CMS and/or CMS Energy Michigan will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from CMS and/or CMS Energy Michigan at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

         Agents, dealers and underwriters may be entitled under agreements with CMS and/or CMS Energy Michigan to indemnification by CMS and/or CMS Energy Michigan against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for CMS and/or CMS Energy Michigan in the ordinary course of business.

         The Offered Securities may or may not be listed on a national securities exchange. Reference is made to the Prospectus Supplement with regard to such matter. No assurance can be given that there will be a market for any of the Offered Securities.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

PROSPECTUS (Subject to Completion)
Issued February __, 1995

                             _______________ SHARES

                             CMS Energy Corporation
                              Class G Common Stock

     All of the shares of CMS Energy Corporation Class G Common Stock ("Class G Common Stock") offered hereby are being sold by CMS Energy Corporation ("CMS Energy"). Prior to this offering, there has been no public market for the
Class G Common Stock.   It is currently estimated that the initial public
offering price per share will be between $_______ and $________. See "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price.

     The Class G Common Stock is Common Stock of CMS Energy and is intended to reflect the separate performance of the natural gas distribution, storage and transportation businesses conducted by Consumers Power Company ("Consumers") and Michigan Gas Storage Company ("MGS") (such businesses, collectively, will be attributed to the "Consumers Gas Group"). Consumers is a direct subsidiary of CMS Energy and MGS is a wholly-owned direct subsidiary of Consumers. The Class G Common Stock is one of two classes of the Common Stock of CMS Energy, the other being CMS Energy Corporation Common Stock ("CMS Energy Common Stock").

     Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors of CMS Energy ("Board of Directors") based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends will be payable out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount. Dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70% to 85% of annual earnings available for dividends on common stock. Consistent with this policy, if _______________ shares of the Class G Common Stock representing 100% of the equity attributed to the Consumers Gas Group had been outstanding during all of 1994, CMS Energy would have paid a dividend at an annual rate ranging from $______ per share to $______ per share on the Class G Common Stock.

     In the event of a disposition by CMS Energy of all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required to exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock. CMS Energy may, in the sole discretion of the Board of Directors, at any time exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock. See "Description of Class G Common Stock."

     Application will be made to list the Class G Common Stock on the New York Stock Exchange, Inc. under the symbol "CPG."

     SEE "FACTORS TO CONSIDER" FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               __________________

                           PRICE $          PER SHARE

                               __________________


                                                Underwriting
                                Price to       Discounts and        Proceeds to
                                 Public        Commissions (1)      CMS Energy (2)
                                --------       ---------------      --------------
Per Share..................     $              $                    $
Total (3)..................     $              $                    $

(1) CMS Energy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

(2)  Before deducting expenses payable by CMS Energy estimated at $________.

(3) CMS Energy has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of _00,000 additional shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to CMS Energy will be $__________, $___________ and $__________, respectively. See
     "Underwriters."

                        _______________________________

     The shares of Class G Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Reid & Priest LLP, counsel for the Underwriters. It is expected that the delivery of the shares will be made on or about _______________, 1995, at the office of
__________________________________ New York, New York, against payment therefor in New York funds.





_________________, 1995

     No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by CMS Energy or by any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference in this Prospectus is correct as of any time subsequent to the date hereof.

                               TABLE OF CONTENTS


                                             Page                                                            Page
                                             ----                                                            ----
Incorporation of Certain                                    CMS Energy--
  Documents by Reference  . . . . . . . . .                   Selected Consolidated
Prospectus Summary  . . . . . . . . . . . .                   Financial Information . . . . . . . . . .
Factors to Consider . . . . . . . . . . . .                 CMS Energy--Unaudited Pro Forma
Use of Proceeds . . . . . . . . . . . . . .                   Financial Statements  . . . . . . . . . .
Capitalization  . . . . . . . . . . . . . .                 CMS Energy--
Dividend  Policy  . . . . . . . . . . . . .                   Management's Discussion
Primary Source of Dividends                                   and Analysis of Financial
  for the Common Stock                                        Condition and Results of Operations . . .
  of CMS Energy; Restrictions                               Description of Capital Stock  . . . . . . .
  on Sources of Dividends . . . . . . . . .                 Certain Federal Income Tax Effects
Certain Management and Accounting                             of Offering   . . . . . . . . . . . . . .
  Policies  . . . . . . . . . . . . . . . .                 Underwriters  . . . . . . . . . . . . . . .
Business of the                                             Legal Opinions  . . . . . . . . . . . . . .
  Consumers Gas Group . . . . . . . . . . .                 Experts . . . . . . . . . . . . . . . . . .
Consumers Gas Group--Selected                               Available Information . . . . . . . . . . .
  Consolidated Financial and Operating Data                 Appendix I - Glossary . . . . . . . . . . .
Consumers Gas Group-- Unaudited                             Appendix II - Class G
  Pro Forma Condensed Financial                               Common Stock Retained
  Statements  . . . . . . . . . . . . . . .                   Interest Illustrations  . . . . . . . . .
Consumers Gas Group--Manage-                                Index to Financial Statements   . . . . . .
  ment's Discussion and
  Analysis of Financial
  Condition and Results
  of Operations . . . . . . . . . . . . . .



                              ____________________

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by CMS Energy with the Securities and Exchange Commission (the "Commission") (File No. 1-9513) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof: (i) CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1993; (ii) CMS's Energy's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 1994; and (iii) CMS Energy's Current Reports on Forms 8-K dated March 4, March 29, August 18, October 5 and November 21, 1994 and January 10 and February 2, 1995.

     All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Class G Common Stock contemplated hereby (the "Offering") shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     CMS Energy undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CMS Energy Corporation at its principal executive offices located at Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, Attention: Office of the Secretary, telephone: (313) 436-9200.

     Certain information contained in this Prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in
conjunction therewith.                     ______________

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE CLASS G COMMON STOCK OR CMS ENERGY COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR CERTAIN OTHER EXCHANGES OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus and in the Incorporated Documents. As used herein, "CMS Energy" means CMS Energy Corporation and its consolidated subsidiaries, including the Consumers Gas Group. The description of the terms of the Class G Common Stock in this Prospectus assumes that the Certificate of Amendment ("Certificate of Amendment") to the Articles of Incorporation of CMS Energy authorizing the Class G Common Stock will have been filed with the Michigan Department of Commerce prior to the completion of the offering. References in this Prospectus to the "Articles of Incorporation" refer to the Articles of Incorporation of CMS Energy, as amended by such Certificate of Amendment, unless the context requires otherwise. Unless indicated otherwise, the information contained in this Prospectus assumes that the Underwriters do not exercise their over-allotment option. Unless otherwise defined herein, capitalized terms used in this Prospectus Summary have the respective meanings ascribed to them elsewhere in this Prospectus. See "Glossary" in Appendix I.


                              CONSUMERS GAS GROUP

GENERAL

     The businesses attributed to the Consumers Gas Group consist of the natural gas distribution, storage and transportation businesses (collectively, the "Gas Distribution Business") conducted by Consumers and its subsidiary, MGS. Consumers is a subsidiary of CMS Energy. For the year ended December 31, 1994, the Gas Distribution Business conducted by the Consumers Gas Group was the largest local natural gas distribution company in Michigan and the fifth largest in the United States based on volumes of natural gas distributed (excluding gas for resale). The Consumers Gas Group supplies natural gas for heating and various other energy applications to approximately 1.4 million residential, commercial and industrial customers in 45 of the 68 counties in Michigan's Lower Peninsula through a distribution and transmission system consisting of 20,768 miles of distribution mains and 1,084 miles of transmission lines. The Consumers Gas Group also operates 14 gas storage fields and related facilities. The related facilities have a total certified storage capacity of approximately 359.2 billion cubic feet ("Bcf"), of which
130.0 Bcf is working gas. The Gas Distribution Business is regulated as a public utility by the Michigan Public Service Commission ("MPSC") and the Federal Energy Regulatory Commission ("FERC").

     The operating revenues attributable to the Consumers Gas Group for the nine months ended September 30, 1994 and the year ended December 31, 1993 were $837 million and $1,160 million, respectively, representing 31% and 33%, respectively, of the total consolidated operating revenues of CMS Energy for such periods. The pretax operating income attributable to the Consumers Gas Group for the nine months ended September 30, 1994 and the year ended December 31, 1993 were $106 million and $146 million, respectively, representing 26% and 33%, respectively, of the total consolidated pretax operating income, of CMS Energy for such periods. The total assets attributable to the Consumers Gas Group as of September 30, 1994 were $1,625 million representing 23% of the consolidated total assets of CMS Energy at that date. See "Business of the Consumers Gas Group" for a more complete description of the Gas Distribution Business.

RECENT DEVELOPMENTS

     Audited financial statements and results of operations for the businesses attributed to the Consumers Gas Group for the year ended December 31, 1994 are not yet available. Reference is made to "Business of the Consumers Gas Group
- -- Recent Developments" for certain selected financial information at December 31, 1994 and 1993 and for the years ended on such dates for the businesses attributed to the Consumers Gas Group. Audited financial statements and related financial and statistical data for the businesses attributed to the Consumers Gas Group for the year ended December 31, 1994 will be included in this Prospectus prior to the commencement of the Offering of the Class G Common Stock.

     Reference is made to "Factors to Consider--Regulatory Considerations" for information concerning a petition filed by Consumers on December 29, 1994 with the MPSC for an increase in annual gas rates for the Gas Distribution Business.

COMPETITIVE ADVANTAGES

     The Consumers Gas Group is well-positioned to capitalize on the opportunities and meet the challenges of the deregulated gas market. The Consumer Gas Group's principal competitive advantages include:

     - Consistent growth. The Consumers Gas Group's gas sales for the nine months ended September 30, 1994 and for the year ended December 31, 1993 were 173 Bcf and 244 Bcf, respectively, with a total throughput of 225 Bcf and 315 Bcf for those periods (excluding sales to a related partnership, Midland Cogeneration Venture Limited Partnership ("MCV Partnership")). This represents an average annual growth rate since 1990 of approximately 3.3% (1.3% weather-adjusted). The weather-adjusted growth is primarily attributable to an increase in the number of customers served. Since 1990, the Consumers Gas Group has experienced an average annual customer growth rate of 1.5% (approximately 20,000 customers) per year. See "Business of the Consumers Gas Group -- Customers."

     - Diversity and stability of customers served. The Consumers Gas Group's sales are derived from a diversity of customers with no substantial dependence on a particular customer. The Consumers Gas Group's approximately 1.4 million customers include approximately 1.3 million residential customers, 94,000 commercial customers and 8,000 industrial customers. In 1994, residential customers, the primary component of the Consumers Gas Group's load, represented slightly more than half of throughput, while the industrial and commercial classes each represented about one-fourth. For the nine months ended September 30, 1994, approximately 67.7% of the Consumers Gas Group's revenues were derived from this relatively stable residential customer base. The customer base of the Consumers Gas Group also includes several of the largest manufacturing businesses in the United States, such as Chrysler Corporation, Dow Chemical Company, Ford Motor Company, General Motors Corporation and Upjohn Company.

     - Low cost natural gas provider. As of September 30, 1994, the Consumers Gas Group's residential customers enjoyed the lowest rates charged by any Michigan natural gas utility and rates which are believed to be consistently among the lowest 10% of all U.S. local natural gas distribution companies. As of September 30, 1994, the Consumers Gas Group's rate for residential service was $3.917/Mcf

          ("Mcf" being a thousand cubic feet). See "Business of the Consumers Gas Group -- Business."

     - Substantial natural gas storage capacity. The 14 gas storage fields operated by the Consumers Gas Group have 130.0 Bcf of working gas storage. This storage capacity enabled Consumers Gas Group to provide approximately 45.0% of its sale requirements throughout the 1993-1994 winter heating season (November 1 through March 31) and 70.0% of its January 1994 peak-day requirement from storage. These storage facilities allow the Consumers Gas Group to lower its peak-day entitlement from its pipeline suppliers, thereby reducing interstate pipeline costs. See "Business of the Consumers Gas Group -- Storage."

     - Strategic location near interstate pipelines. The Consumers Gas Group is strategically located to receive gas deliveries from several interstate pipelines connected to the major producing regions of the United States and Canada. ANR Pipeline Company ("ANR"), Panhandle Eastern Pipeline Company ("Panhandle") and Trunkline Gas Company ("Trunkline") deliver gas from the U.S. Gulf Coast and the Mid-Continent areas. Gas produced in Western Canada is delivered to the Consumers Gas Group through several pipelines that ultimately deliver gas to Great Lakes Gas Transmission Company, which is connected directly to the Consumers Gas Group. See "Business of the Consumers Gas Group -- Gas Supply."

GROWTH STRATEGIES

     The Consumer Gas Group believes that if the Consumer Gas Group's residential customer base grows at a rate of approximately 1.5% annually and gas prices adjusted for inflation remain relatively unchanged, its annual gas deliveries will grow to approximately 329.0 Bcf between 1994 and 1999 representing total growth over the period of 5.5%. In addition, the Consumers Gas Group has identified the following strategies to further grow its residential, commercial and industrial customer base:

     - Increased usage by existing customers. The Consumer Gas Group believes that there are opportunities to increase revenues from its existing customer base. Studies conducted by the Consumers Gas Group show that many of its existing residential and commercial customers utilize non-gas furnaces, electric water heaters and wood burning fireplaces for space and water heating. The Consumers Gas Group intends to conduct marketing programs to switch these customers to natural gas for these purposes.

     - Attracting additional customers. The Consumers Gas Group plans to attract additional customers by expanding within its existing franchises. The Consumers Gas Group maintains franchises in eight of the ten most populous counties in Michigan and each of these counties has been growing. Through effective planning, the Consumers Gas Group intends to position its system expansion to secure future growth in these areas. The Consumers Gas Group intends to invest $37.7 million over the three-year period ending December 31, 1998 to construct additional gas mains. This program is designed to increase gas usage in the Consumer Gas Group's existing service area and to enable it to successfully compete with other local natural gas distribution companies for new customers. Finally, there are still significant numbers of potential gas customers who have a gas main in front of their home or establishment and do not have installed gas service. The conversion of these customers to gas service is an additional potential source of growth.

     - Co-generation. The Consumers Gas Group believes that there is a significant potential for development in its service area of gas powered cogeneration projects capable of generating from 1,000 to 50,000 kilowatt ("KW") of electricity. For projects of this type the Consumers Gas Group would have the ability to provide, in addition to gas supply, project engineering, equipment financing, operating and maintenance service and gas storage services.

     - Industrial conversions. Conversion of industrial processes to natural gas is also an area of expected sales growth for the Consumers Gas Group. For example, it is expected that laws mandating improvements in air quality will provide opportunities for converting industrial boiler load to clean-burning natural gas, and for additional utilization of natural gas for electric generation. The Consumers Gas Group believes that conversion projects also provide opportunities for project engineering, construction services, equipment financing, gas storage and other services which it is in a position to provide competitively.

     - New technologies. The Consumers Gas Group also expects additional growth from the development and use of Natural Gas Vehicles ("NGVs"). Pursuant to the Energy Policy Act of 1992, increasing percentages of the federal government's automotive fleet must consist of NGVs beginning in 1996; the federal government will be required to either convert gasoline-fueled vehicles into NGVs or purchase NGVs. The Consumers Gas Group believes that other automotive fleets, as well as indoor equipment such as forklifts and sweepers, will convert to NGVs, and thereafter certain portions of the general population may acquire or convert their existing vehicles to NGVs. The Consumers Gas Group estimates that each NGV represents 125 Mcf of natural gas consumption annually, equal to the natural gas consumption of an average single family home.

     - Revenue diversification. In 1994, approximately 85% of Consumers Gas Group's gas throughput was weather related and weather can cause significant fluctuations in revenue. For example, unseasonably warm weather in November and December 1994, in the service area of the Consumers Gas Group resulted in gas sales and gas transported in the fourth quarter of 1994 totalling 111 Bcf, a 12% decrease from the corresponding 1993 level. Opportunities exist to diversify revenues by (i) growing off-peak load and (ii) creating and increasing new revenue from the sale of gas-related services and products, such as maintenance agreements related to gas equipment (e.g. furnaces), appliance repair and installation, sales of other equipment (e.g. carbon monoxide detectors, water heaters) and energy optimization services.

     In total, the Consumers Gas Group expects these and related additional efforts to add approximately 38.0 Bcf of throughput by 1999 which is equivalent to approximately $17.2 million of additional gross margin annually (excluding recovery of the cost of gas supplied to customers). However, actual levels of growth in the business of the Consumers Gas Group will depend on general economic conditions, the availability of gas supply, gas prices, alternate energy prices and other factors, and there can be no assurance that the Consumers Gas Group will achieve increased sales or earnings.

                                   CMS ENERGY

     CMS Energy, incorporated in 1987, is the parent holding company of Consumers and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving most of Michigan's Lower Peninsula, is CMS Energy's largest subsidiary. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: (i) oil and gas exploration and production, (ii) development and operation of independent power production facilities, (iii) gas marketing services to end-users and (iv) transmission and storage of natural gas.

     CMS Energy conducts its principal operations through the following five business segments: (i) electric utility operations; (ii) natural gas utility operations; (iii) oil and gas exploration and production operations; (iv) independent power production; and (v) gas transmission and marketing. Consumers or Consumers' subsidiaries are engaged in two segments: electric operations and gas utility operations. Consumers' electric and gas businesses are principally regulated utility operations.

     CMS Energy's 1993 consolidated operating revenue was $3,482 million. This consolidated operating revenue was derived from Consumers' sales of electric energy (approximately 60% or $2,077 million), Consumers' gas operations (approximately 33% or $1,160 million), oil and gas exploration and production activities (approximately 2% or $77 million), independent power production activities (approximately 1% or $21 million) and gas transmission and marketing (approximately 4% or $142 million). Consumers' consolidated operations in the electric and gas utility businesses account for the major share of CMS Energy's total assets, revenue and income. CMS Energy's share of 1993 unconsolidated non-utility generation and gas transmission revenue was $337 million.

     Consumers is a public utility serving almost six million of Michigan's nine million residents in all of the 68 counties in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers' 1993 consolidated operating revenue of $3,243 million was derived approximately 64% ($2,077 million) from its electric utility business and approximately 36% ($1,160 million) from its gas utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the MPSC and the FERC.

                                  THE OFFERING

Class G Common Stock                      _______________ shares
       offered by CMS Energy

Percentage of Consumers Gas Group         CMS Energy is offering shares of
       Equity represented by the              Class G Common Stock representing
       offered shares                         ___% of the common stockholders'
                                              equity value attributed to the
                                              Consumers Gas Group.

Use of Proceeds                           All of the net proceeds will be
                                              invested in the businesses and
                                              used for general corporate
                                              purposes of CMS Energy. Initially,
                                              such net proceeds will be used to
                                              repay a portion of the debt of
                                              CMS Energy (none of which is
                                              attributable to the Consumers Gas
                                              Group).

NYSE                                      Application will be made to list
                                              the Class G Common Stock on the
                                              New York Stock Exchange, Inc.
                                              ("NYSE") under the symbol "CPG."

                              CONSUMERS GAS GROUP
                      SUMMARY FINANCIAL AND OPERATING DATA

     The summary financial data of the Consumers Gas Group presented below for the nine months ended September 30, 1994 and 1993 were derived from the Consumers Gas Group Financial Statements contained elsewhere herein. The summary financial data for each of the years in the three-year period ended December 31, 1993 were derived from the Consumers Gas Group Financial Statements contained elsewhere herein which have been audited by Arthur Andersen LLP, independent public accountants. The following summary data reflect the historical results of operations, and certain financial and operating data of the businesses attributed to the Consumers Gas Group and should be read in conjunction with the Consumers Gas Group Financial Statements, "Consumers Gas Group--Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business of the Consumers Gas Group," CMS Energy's Financial Statements and "CMS Energy--Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The summary financial data do not reflect the effects of the capital structure that will be attributable to the Consumers Gas Group effective upon the completion of the Offering. See "Consumers Gas Group--Unaudited Pro Forma Condensed Financial Statements" below.

                                            Nine Months
                                          Ended September 30,            Year Ended December 31,
                                          -------------------    ----------------------------------------
                                          1994         1993         1993             1992           1991
                                          ----         ----         ----             ----           ----
                                              (Unaudited)
                                                  Dollars in millions, except average sales rate
INCOME STATEMENT DATA:
Operating Revenue . . . . . . . . .       $  837    $  809          $1,160            $1,126          $1,061
Operating Expenses  . . . . . . . .          731       713           1,014             1,017             997
Pretax Operating Income   . . . . .          106        96             146               109              64
Net income  . . . . . . . . . . . .           45        41              66                40               1

OTHER FINANCIAL DATA:

Cash flow from operations . . . . .       $  117    $   (2)         $   80            $  106          $  180
Capital expenditures  . . . . . . .           83       107             153               107              68
Property, plant and equipment   . .          968       908             931               846             806
Total assets  . . . . . . . . . . .        1,625     1,604           1,628             1,574           1,332

OPERATING DATA:

Sales and transportation
  deliveries (Bcf)(a)   . . . . . .          283       269             389               364             339
Customers (in thousands)  . . . . .        1,428     1,406           1,423             1,402           1,382
Average sales rate ($/mcf)  . . . .         4.51      4.61            4.46              4.55            4.58

(a)  Excludes off-system transportation services.

     The following table sets forth selected financial information at December 31, 1994 and 1993 and for the years ended on such dates for the businesses attributed to the Consumers Gas Group. This information should be read in conjunction with the Consumers Gas Group Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations set forth elsewhere herein.

                                                                                             Year Ended
                                                                                             December 31,
                                                                                           ---------------
                                                                                           1994         1993
                                                                                           ----         ----
                                                                                        (unaudited)
                                                                                             In Millions
INCOME STATEMENT DATA:

Operating Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,151       $1,160
Pretax Operating Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  135       $  146
Net Operating Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   94       $  107
Net Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   53       $   66

BALANCE SHEET DATA:

Net Plant and Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  994       $  931
Total Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,673       $1,628
Total Debt (excluding current maturities) . . . . . . . . . . . . . . . . . . . . . . .  $  525       $  485
Stockholders' Equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  317       $  288

     In the opinion of the management of CMS Energy, all adjustments requires have been recorded in order to fairly reflect the financial condition of the Consumers Gas Group as of such dates and the results of operations of the Gas Distribution Business for such years.

     The 1994 results of operations were adversely affected by unseasonably warm weather in November and December 1994, in the service area of the Gas Distribution Business, resulting in gas sales and gas transported in the fourth quarter totalling 111 Bcf, a 12 percent decrease from the corresponding 1993 level.

                              CONSUMERS GAS GROUP
                        SUMMARY PRO FORMA FINANCIAL DATA

     The summary pro forma financial data of the Consumers Gas Group presented below are derived from the Consumers Gas Group Unaudited Pro Forma Condensed Financial Statements contained elsewhere herein. The unaudited pro forma condensed statements of income for the nine months ended September 30, 1994 and for the year ended December 31, 1993 reflects an assumed sale and issuance of 5,000,000 shares of Class G Common Stock (assumed to represent 20% of the equity in the Consumers Gas Group) as if the sale occurred on January 1, 1993. The net proceeds of the Offering will initially be used to retire CMS Energy bank debt, none of which was attributable to the Consumers Gas Group. Accordingly, other than with respect to net income and net income per share available to outstanding Class G Common Stock shareholders, no pro forma adjustments were necessary to the Consumers Gas Group's historical financial statements to give effect to the transactions described above.

     The summary pro forma financial data should be read in conjunction with "Use of Proceeds," Consumers Gas Group Financial Statements, "Consumers Gas Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business of the Consumers Gas Group," CMS Energy's Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The summary pro forma financial data are not necessarily indicative of results that would have occurred if the transactions described above occurred or the capital structure of the Consumers Gas Group was in effect for the periods indicated, or of the financial condition or results of the Consumers Gas Group for any future date or period.


                                                              NINE MONTHS ENDED                  YEAR ENDED
                                                              SEPTEMBER 30, 1994              DECEMBER 31, 1993
                                                          ----------------------------      ---------------------
                                                          HISTORICAL      PRO FORMA        HISTORICAL    PRO FORMA
                                                         -----------      ---------        ----------    ---------
                                                              DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
INCOME STATEMENT DATA:

Operating revenue . . . . . . . . . . . . . . . .         837             $837              $1,160      $1,160
Operating expenses  . . . . . . . . . . . . . . .         731              731               1,014       1,014
Pretax operating income . . . . . . . . . . . . .         106              106                 146         146
Net operating income  . . . . . . . . . . . . . .          74               74                 107         107
Net income available to CMS Energy
  shareholders through Retained Interest  . . . .          45               36(a)               66          53(a)
Net income available to outstanding
  Class G Common Stock shareholders . . . . . . .           -                9(a)                -          13(a)
Net income per share available to outstanding
  Class G Common Stock shareholders . . . . . . .           -             1.80(a)                -        2.60(a)

BALANCE SHEET DATA (AT PERIOD END):

Total assets  . . . . . . . . . . . . . . . . . .       1,625            1,625               1,628       1,628
Long-term debt (excluding current maturities) . .         343              343                 376         376
Notes payable . . . . . . . . . . . . . . . . . .         110              110                 109         109
Other liabilities . . . . . . . . . . . . . . . .         861              861                 910         910
Common stockholders' equity . . . . . . . . . . .         325              325                 288         288
_____________

(a) Reflects the assumed issuance and sale of 5,000,000 shares of Class G Common Stock in the Offering assumed to represent 20% of the rights to the earnings of the Consumers Gas Group.

                                   CMS ENERGY
                      Summary Financial and Operating Data

         The summary financial data of CMS Energy presented below for the nine months ended September 30, 1994 and 1993 were derived from the CMS Energy Consolidated Financial Statements contained elsewhere herein. The summary financial data for each of the years in the three-year period ended December 31, 1993 were derived from the CMS Energy Consolidated Financial Statements contained elsewhere herein which have been audited by Arthur Andersen LLP, independent public accountants. The following summary data reflect the historical results of operations, and certain financial and operating data of the CMS Energy and its consolidated subsidiaries and should be read in conjunction with the "CMS Energy's Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein.


                                                     Nine Months Ended
                                                       September 30,             Years Ended December 31,
                                                     ------------------          -------------------------
                                                      1994         1993          1993        1992        1991
                                                      ----         ----          ----        ----        ----
                                                          (Unaudited)
                                                             Dollars in millions, except as noted
INCOME STATEMENT DATA:

Operating Revenue . . . . . . . . . . . . . . . . .    $2,705    $2,546          $3,482    $3,146      $ 2,998
Pretax Operating Income . . . . . . . . . . . . . .    $  408    $  351          $  439    $  231      $   261
Net income (loss) . . . . . . . . . . . . . . . . .    $  148    $  128          $  155    $ (297)     $  (276)(a)
Earnings (loss) per average common share  . . . . .    $ 1.73    $ 1.60          $ 1.90    $(3.72)     $ (3.44)(a)
Average common shares outstanding
   (in thousands) . . . . . . . . . . . . . . . . .    85,742    80,097          81,251     79,877      79,988
Cash dividends declared per common share  . . . . .    $  .57    $  .42          $  .60     $  .48     $   .48

BALANCE SHEET DATA:

Net plant and property  . . . . . . . . . . . . . .    $4,752    $4,495          $4,583     $4,326     $ 4,121
Total assets  . . . . . . . . . . . . . . . . . . .    $7,161    $7,035          $6,964     $6,848     $ 6,194
Long-term debt, excluding current maturities  . . .    $2,378    $2,621          $2,405     $2,725     $ 1,941
Notes payable . . . . . . . . . . . . . . . . . . .    $  401    $  564          $  259     $  215     $   708
Other liabilities . . . . . . . . . . . . . . . . .    $3,224    $3,309          $3,315     $3,135     $ 2,962
                                                       ------    ------          ------     ------     -------

Common stockholders' equity . . . . . . . . . . . .    $1,085    $  830          $  966     $  727     $ 1,060
                                                       ======    ======          ======     ======     =======

______________________

(a) Amount in 1991 included an extraordinary loss of $14 million, after tax or $.18 per average common share.

                              CLASS G COMMON STOCK

GENERAL

     The Class G Common Stock is one of two classes of Common Stock (the "Common Stock") of CMS Energy, the other being the CMS Energy Common Stock.
The Class G Common Stock is intended to reflect the separate performance of the businesses attributed to the Consumers Gas Group and to provide holders with financial returns based on the performance of the businesses attributed to the Consumers Gas Group. The CMS Energy Common Stock is intended to reflect the performance of all businesses conducted by CMS Energy and its subsidiaries except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock, and to provide holders with financial returns based on such performance.

     Although the financial statements of the Consumers Gas Group will separately report the assets, liabilities (including contingent liabilities) and shareholders' equity of CMS Energy attributed to the Consumers Gas Group, such attribution will not affect CMS Energy's legal title to such assets or responsibility for such liabilities. Holders of Class G Common Stock will be, and holders of CMS Energy Common Stock are, shareholders of CMS Energy, which continues to be responsible for all of its liabilities. Financial results arising from the business of CMS Energy (including its Retained Interest, as defined herein, in the Consumers Gas Group) or from the business of the Consumers Gas Group could affect the market price of both classes of Common Stock. In addition, any net losses of CMS Energy or the Consumers Gas Group, and dividends or distributions on, or repurchases of, either class of Common Stock will reduce the assets of CMS Energy legally available for payment of dividends on both classes of Common Stock. Accordingly, CMS Energy's consolidated financial information should be read in conjunction with the Consumers Gas Group's financial information.

DIVIDENDS AND DIVIDEND POLICY

     The Class G Common Stock is intended to reflect the separate performance of the Consumers Gas Group. Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Subject to the restrictions described below, if the earnings and financial condition of the Consumers Gas Group permit, dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70% to 85% of annual earnings available for common stock. Consistent with this policy, if _______________ shares of Class G Common Stock representing 100% of the equity attributed to the Consumers Gas Group had been outstanding during all of 1994, CMS Energy would have paid a dividend at an annual rate ranging from $__________ per share to $__________per share on the Class G Common Stock. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock. While the Board of Directors does not currently intend to change this dividend policy, it reserves the right to do so at any time and from time to time. Under the Articles of Incorporation and Michigan law, the Board of Directors is not required to declare, and CMS Energy is not required to pay, dividends in accordance with the foregoing dividend policy.

     Dividends on the Class G Common Stock are limited by Michigan law, certain agreements to which CMS Energy is a party and CMS Energy's Articles of Incorporation and will be payable when, as and if declared by the Board of Directors out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount. There can be no assurance that there will be an Available Class G Dividend Amount. See "Dividend Policy."

     The ability of CMS Energy to pay dividends on its Class G Common Stock and CMS Energy Common Stock also depends, and will depend, substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its Common Stock depends on its revenues, earnings and other factors. As a regulated entity, Consumers' rates are set by the MPSC. See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Source of Dividends."

     As of September 30, 1994, assuming the Offering had been completed at that time, the Available Class G Dividend Amount would have been approximately $65 million (assuming a Gas Group Fraction of 20%), or approximately $_____ million (based on a Gas Group Fraction of _____%), assuming that the Underwriters' over-allotment option is exercised in full.

AUTHORIZED SHARES OF CLASS G COMMON STOCK

     Immediately prior to the first issuance of shares of Class G Common Stock, the Board of Directors will determine the number of the 60 million authorized shares of Class G Common Stock which are deemed to represent 100% of the common stockholders' equity of CMS Energy attributed to the Consumers Gas Group, and such number will represent the initial Retained Interest Shares. The authorized but unissued shares of Class G Common Stock in excess of (i) the Retained Interest Shares and (ii) any outstanding shares of the Class G Common Stock, are referred to herein as the "Additional Shares."

     Assuming that 25 million Retained Interest Shares will represent 100% of the equity attributable to the Consumers Gas Group, the following diagrams illustrate the numbers of Retained Interest Shares and Additional Shares before the first issuance of any shares of Class G Common Stock, and assuming an initial public offering of five million shares of Class G Common Stock from the Retained Interest Shares:

       Before Offering                   After Offering
       ---------------                   --------------
 35 million Additional Shares           35 million Additional Shares

 25 million Retained Interest           20 million Retained Interest
    Shares                                 Shares

                                         5 million Outstanding Shares

     Any issuance of Retained Interest Shares would reduce the percentage interest of CMS Energy in the Consumers Gas Group.

     Any issuance of Additional Shares would reduce the Retained Interest of CMS Energy in the Consumers Gas Group and, if issued after the first issuance of shares of Class G Common Stock, would also reduce the percentage interest of the holders of outstanding shares of Class G Common Stock in the Consumers Gas Group, unless such Additional Shares were issued as a dividend on such outstanding shares of Class G Common Stock.

RETAINED INTEREST; GAS GROUP FRACTION

     The Retained Interest represents the portion of the common stockholders' equity of CMS Energy attributable to the Consumers Gas Group retained by CMS Energy and not attributable to the outstanding shares of Class G Common Stock. The Retained Interest is represented by the Retained Interest Shares (as defined herein). If, as assumed in the example set forth under "Authorized Shares of Class G Common Stock" above, five million shares of Class G Common stock are sold in the planned initial public offering, the Retained Interest of CMS Energy would be deemed to be 20 million Retained Interest Shares of Class G Common Stock representing 80% of the equity of the Consumers Gas Group. The Retained Interest Shares are not deemed to be outstanding shares of Class G Common Stock and have no voting rights.

     The "Gas Group Fraction" is the percentage interest in the common stockholders' equity attributed to the Consumers Gas Group represented by the outstanding shares of Class G Common Stock; the balance of the equity interest (the "Retained Interest Fraction") will be attributed to the Retained Interest. Following the completion of the Offering, the Gas Group Fraction as a percentage initially will be ___%. If the Underwriters' over-allotment option is exercised in full, the Gas Group Fraction as a percentage initially will be _____%.

     CMS Energy intends to invest the net proceeds of the Offering in the businesses and for general corporate purposes of CMS Energy. Initially, such net proceeds will be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). See "Use of Proceeds." After completion of the Offering, any securities issued by CMS Energy and its subsidiaries would be specifically attributed to and reflected in the financial statements of the Consumers Gas Group to the extent that the Board of Directors determines that such securities are issued for the benefit of the Consumers Gas Group. Any cash of CMS Energy attributed to the Consumers Gas Group would be accounted for as short-term loans unless the Board of Directors made a specific determination that a given attribution (or type of attribution) should be accounted for as a long-term loan or an attribution of cash of CMS Energy to the Consumers Gas Group as an equity contribution, which would increase the Retained Interest Shares, or cash of CMS Energy ceasing to be attributed to the Consumers Gas Group, which would decrease the Retained Interest Shares. If the net proceeds of an offering of Class G Common Stock were attributed to CMS Energy's Retained Interest in the Consumers Gas Group, the Retained Interest Shares of CMS Energy would be reduced.

     Any issuance of shares of Class G Common Stock would dilute the relative voting power of holders of shares of Class G Common Stock outstanding prior to such issuance.

     The Board of Directors could, in its sole discretion, determine from time to time to cause cash or other property attributed to the Consumers Gas Group to cease to be attributed to the Consumers Gas Group, which would decrease the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group, and would increase the Gas Group Fraction. The Board of Directors could, in its sole discretion, determine from time to time to attribute additional cash or other property to the Consumers Gas Group, which would increase the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group, and decrease the Gas Group Fraction. The Board of Directors could determine, in its sole discretion, to make such attributions after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, including the Consumers Gas Group, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources. See "Certain Management and Accounting Policies--Accounting Matters."

     In the event of any dividend or other distribution on outstanding shares of Class G Common Stock while CMS Energy has a Retained Interest, the Consumers Gas Group's financial statements would be charged in respect of the Retained Interest with an amount equal to the product of (i) the aggregate amount paid in respect of such dividend or other distribution, and (ii) a fraction, the numerator of which is the Retained Interest Shares and the denominator of which is the total number of shares of Class G Common Stock then issued and outstanding.

     In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is not attributed to the Consumers Gas Group, the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is attributed to the Consumers Gas Group, the Retained Interest Shares would not change, but the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. The Board of Directors could, in its sole discretion, determine whether repurchases of Class G Common Stock should be made with consideration attributed to the Consumers Gas Group by considering a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources. See "Certain Management and Accounting Policies--Accounting Matters."

     For further discussion of, and illustrations of the calculation of the Retained Interest Fraction, the Gas Group Fraction and the Retained Interest Shares and the effects thereon of issuances and repurchases of, and dividends on, shares of the Class G Common Stock, and attribution of net assets to and from the Consumers Gas Group, see "Description of Capital Stock--Retained Interest of CMS Energy in Consumers Gas Group; Gas Group Fraction" and Appendix II to this Prospectus.

VOTING RIGHTS

     The holders of Class G Common Stock and CMS Energy Common Stock will vote together as a single class on all matters as to which all common shareholders are entitled to vote. On all such matters, each share of Class G Common Stock entitles its holder to one vote, and each share of CMS Energy Common Stock will entitle its holder to one vote.

     The Articles of Incorporation also provide that unless the vote or consent of the holders of a greater number of shares shall be required by law, the approval of the holders of a majority of the outstanding shares of each class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, either directly or indirectly. See "Description of Capital Stock -- Class G Common Stock--Voting" and "-- CMS Energy Common Stock--Voting." If CMS Energy in any manner subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the voting rights of CMS Energy Common Stock relative to Class G Common Stock will be appropriately adjusted so as to avoid any dilution in the aggregate voting power of either class of Common Stock.

LIQUIDATION, SUBDIVISION AND COMBINATION

     In the event of liquidation, dissolution or winding up of CMS Energy, each outstanding share of CMS Energy Common Stock and Class G Common Stock will entitle its holder to a share of the assets of CMS Energy remaining for distribution to holders of Common Stock equal to the amount determined by dividing the total amount remaining for distribution by the total number of shares of CMS Energy Common Stock and Glass G Common Stock then outstanding.

     If CMS Energy in any manner subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the liquidation rights of the holder of each share CMS Energy Common Stock relative to the holder of each share Class G Common Stock will be appropriately adjusted so as to avoid any dilution in the aggregate liquidation rights of the holders of either class of Common Stock.

EXCHANGE

     At any time after CMS Energy has transferred all of the assets and liabilities attributed to the Consumers Gas Group to a subsidiary of CMS Energy which has no other assets or liabilities, CMS Energy, in the sole discretion of the Board of Directors, may exchange for all outstanding shares of Class G Common Stock a number of shares of common stock of such subsidiary equal to the Gas Group Fraction multiplied by the number of outstanding shares of common stock of such subsidiary. CMS Energy will retain the balance of the outstanding shares of common stock of such subsidiary, which balance will be attributed to CMS Energy on account of its Retained Interest.

     In the event of a Disposition of all or substantially all of the properties and assets attributed to the Consumers Gas Group to any person (other than to the holders of all outstanding shares of Class G Common Stock or to a person in which CMS Energy, directly or indirectly, owns at least a majority equity interest), CMS Energy is required, subject to certain exceptions and conditions, to exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such Disposition.

     CMS Energy also may, in the sole discretion of the Board of Directors, at any time, exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock as of the first public announcement by CMS Energy of such exchange.

                              FACTORS TO CONSIDER

PAYMENT OF DIVIDENDS

     CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries, (principally Consumers), borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy, and, accordingly, the ability of CMS Energy to pay dividends on either class of its Common Stock will depend on its earnings, financial requirements and contractual restrictions of subsidiaries of CMS Energy, in particular, Consumers, and other factors. As a regulated entity, Consumers' rates are set by the MPSC. Consumers' ability to pay dividends is restricted by its First Mortgage Bond Indenture ("Mortgage Indenture") and its Articles of Incorporation ("Articles"). See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Sources of Dividends" for information concerning these restrictions. Under the most restrictive of these conditions, at December 31, 1994, $___ million of Consumers' retained earnings were available to pay cash dividends on its common stock. Currently it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers Board of Directors reserves the right to change this policy at any time. Consumers paid dividends on its common stock of $16.0 million on February 22, 1994, $65.6 million on May 20, 1994, $31.0 million on August 19, 1994, $36.0 million on November 4, 1994, and $27.4 million on December 20, 1994.

     Dividends on the Class G Common Stock are limited by Michigan law, certain agreements to which CMS Energy is a party and CMS Energy's Articles of Incorporation and will be payable when, as and if declared by the Board of Directors out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount. If an Offering had been completed at September 30, 1994, the Available Class G Dividend Amount as of such date would have been approximately $65 million, assuming a Gas Group Fraction of 20%, (or approximately $___________ million, assuming a Gas Group Fraction of ______%, because the Underwriters' over-allotment option is exercised in full). Under the most restrictive contractual limitations on CMS Energy's ability to pay dividends $377 of CMS Energy's retained earnings at September 30, 1994, were available to pay cash dividends on its Common Stock.

     Net losses of CMS Energy or the Consumers Gas Group and distributions on either class of Common Stock will reduce the assets legally available for payment of dividends on both classes of Common Stock. Subject to the restrictions on the assets out of which dividends on the Common Stock may be paid, as described below and under "Description of CMS Energy Common Stock" and "Description of Class G Common Stock," CMS Energy, in the sole discretion of its Board of Directors, would be able to pay dividends exclusively on either the Class G Common Stock or the CMS Energy Common Stock, or on both, in equal or unequal amounts, notwithstanding the respective amounts of assets or earnings available for dividends on each class, the amounts of prior dividends declared on each class or any other factor. Payment of dividends on either class of Common Stock will decrease the amount of funds available under the limitations described above for the payment of dividends on both classes of Common Stock. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.
CMS Energy has paid cash dividends on shares of CMS Energy Common Stock since 1989.

BUSINESS OF THE CONSUMERS GAS GROUP AND CMS ENERGY

     GAS COMPETITION. Competition with respect to the Gas Distribution Business comes primarily from alternate energy sources such as electricity (including electricity generated and sold by Consumers), propane, and to a lesser degree, oil and wood. Residential and commercial customers accounted for approximately 70% and 20%, respectively, of the 1993 revenues of the Consumers Gas Group. In most of its service territory, the Consumers Gas Group has little direct competition with respect to its traditional utility service to residential customers.

     The Consumers Gas Group also competes in the natural gas market in its service territory with parties (principally interstate pipeline companies) desiring to sell or transport gas directly to the Consumers Gas Group's industrial and commercial customers. These competitors propose to "by-pass" the facilities of the Consumers Gas Group by offering to transport and supply natural gas to industrial customers which are willing to build the necessary interconnection from the customer to the competing interstate pipeline. The Consumers Gas Group typically responds to this by-pass competition by offering gas transportation and storage services to customers that elect to acquire their gas supplies from some other supplier. Because earnings from the Gas Distribution Business are not substantially dependent on gas purchased and resold to customers, but rather on the ownership and operation of the gas distribution, storage and transportation facilities, Consumers has not suffered any significant losses as a result of such competition, nor is it believed that such losses are likely to be incurred by the Consumers Gas Group.

     The Consumers Gas Group competes with fuel oil suppliers in making sales to its industrial customers.

     The Consumers Gas Group will attempt to retain, and if possible expand, the markets in which it is most vulnerable, such as the large industrial market, through favorable rate design, business development and related efforts. The Consumers Gas Group continues to (i) develop or promote new sources and uses of natural gas and/or new services, rates and contracts; (ii) purchase gas from lowest cost suppliers consistent with operating and long-term gas supply needs; and (iii) emphasize and provide high quality services to its customers.

     Approximately 30% of the retail gas customers served by the Consumers Gas Group are also served or capable of being served by electricity provided by Consumers' electric utility business. Thus, for some applications (including space heating, water heating, and powering of certain industrial processes and household appliances) the Consumers Gas Group may compete with Consumers for such customers. Decisions made by the management of Consumers with regard to the services and prices charged to such customers could have an adverse effect on the Consumers Gas Group.

     REGULATORY CONSIDERATIONS. The Gas Distribution Business is subject to the jurisdiction of the MPSC which regulates public utilities in Michigan with respect to retail utility rates, accounting, services, certain facilities and various other matters. MGS is regulated by the FERC.

     The MPSC establishes the rates the Consumers Gas Group can charge its customers. As a regulated company under MPSC jurisdiction, the Consumers Gas Group may apply to the MPSC for rate increases if increased costs or other factors warrant. Such rates typically go into effect following a contested case proceeding before the MPSC. The MPSC attempts to conclude such proceedings and issue a final order within 12 months from the initial filing of the general rate case.

     In July 1994 the MPSC approved an agreement between the MPSC staff and Consumers to charge $10 million of costs for postretirement benefits against 1994 earnings. This charge against earnings will partially offset savings related to state property taxes which have been reduced. The agreement was reached in response to a claim that gas utility business earnings for 1993 were excessive. The agreement also provides for an additional $4 million of postretirement benefit costs to be charged against 1995 earnings.
As part of the agreement, Consumers filed a gas rate case on December 29, 1994. Consumers requested an increase in its gas rates of $21 million annually. The request, among other things, incorporates cost increases, including costs for postretirement benefits and costs related to Consumers' former manufactured gas plant sites. Consumers requested that the MPSC authorize a 13% return on equity, instead of the currently authorized rate of 13.25%. A final order is expected in late 1995. Consumers' most recent rate filing for its electric utility business resulted in an authorized rate of return on equity of 11.75%. No assurance can be given as to the level of rates which will be authorized by the MPSC.

     In gas rate cases the MPSC determines, among other things, an appropriate capital structure, including equity, for the Gas Distribution Business and approves a rate of return on such equity. Because the Gas Distribution Business is part of Consumers, it does not have its own capital structure. Accordingly, in the last gas rate case decided by the MPSC relating to the Gas Distribution Business, the MPSC utilized a capital structure for rate making purposes which is derived from the capital structure of an independent gas distribution company which the MPSC regarded as appropriate for the Gas Distribution Business (the "Proxy Capital Structure"). It is possible that in current and future gas rate cases, the MPSC may use another methodology to determine equity used for rate making purposes for the Consumers Gas Group or otherwise select a methodology different than the Proxy Capital Structure. The capital structure employed for ratemaking purposes directly affects the overall rate of return of a rate regulated enterprise.

     SEASONALITY AND WEATHER. A major determinant of gas usage for any period is the weather, particularly with respect to residential and commercial customers who use natural gas for space heating and, to a lesser extent industrial customers. Approximately 93% of the customers of the Consumers Gas Group are residential customers, of which 98% use natural gas for space heating. Accordingly, the Consumers Gas Group's business is seasonal with approximately 74% of its revenues generated in the first and fourth quarters of each year. The heating degree days for 1993 were 7,183, approximately 1.7% colder than the average heating degree days for the 30-year period ended December 31, 1993 and the heating degree days for the nine months ended September 30, 1994 were 4,965, 6.6% colder than the nine months ended September 30, 1993. However, unseasonably warm weather in November and December 1994 resulted in gas sales and gas transported in the fourth quarter of 1994 totalling 111 Bcf, a 12 percent decrease from the corresponding period of 1993. The average heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 7,060, 6,897 and 6,896, respectively. Generally, consumption for heating purposes increases as heating degree days increase with a corresponding improvement in results of operations of the Consumers Gas Group. If during the heating season, the weather in the Consumers Gas Group's service area is warmer than normal, its results of operations will be adversely affected.

     RISKS RELATED TO OTHER BUSINESSES OF CMS ENERGY. As noted herein, the availability and amount of dividends payable with respect to the Class G Common Stock could be adversely affected by any losses incurred in other businesses conducted by CMS Energy, particularly the Consumers electric utility business and the foreign oil and gas business conducted by subsidiaries of Enterprises. For example, issues pertaining to Consumers' Power Purchase Agreement ("PPA") with MCV Partnership could have a material adverse effect on the earnings or
financial condition of Consumers.   Consumers is obligated to purchase 1,240
megawatts ("MW") in 1995 and each year thereafter through approximately 2025 of contract electric generation capacity from the MCV Partnership under the PPA.

     Since 1990, the ability of Consumers to recover from its electric rate payers capacity and fixed-energy costs for power purchased by Consumers from the MCV Partnership has been a significant issue. Effective January 1, 1993, a Settlement Order (the "Settlement Order") issued by the MPSC allowed Consumers to recover from its electric retail customers substantially all of the payments for Consumers ongoing purchase of 915 MW of contract capacity from the MCV Partnership, significantly reducing the amount of future underrecoveries for these power costs. Claims of appeal of the Settlement Order have been filed with the Michigan Court of Appeals (the "Court of Appeals"). Capacity and energy purchases from the MCV Partnership above the 915 MW level can be competitively bid into Consumers' next solicitation for power or, if necessary, utilized for current power needs with a prudency review and a pricing recovery determination in annual power supply cost recovery ("PSCR") cases. In either instance, the MPSC would determine the levels of recovery from customers for the power purchased. The Settlement Order also provides Consumers the right to remarket all of the remaining capacity to third parties.

     Prior to the Settlement Order, Consumers had recorded losses for underrecoveries from 1990 through 1992. In December 1992, Consumers recognized an after-tax loss of $343 million for the present value of estimated future underrecoveries of power costs under the PPA as a result of the Settlement Order, based on management's best estimates regarding the future availability of the natural gas-fueled, combined cycle cogeneration facility operated by the MCV Partnership (the "MCV Facility"), and the effect of the future wholesale power market on the amount, timing and price at which various increments of the capacity above the MPSC-authorized level could be resold. Except for adjustments to the above loss to reflect the after-tax time value of money through accretion expense, no additional losses are expected unless actual future experience materially differs from management's estimates. The after-tax expense for the time value of money for the $343 million loss is estimated to be approximately $24 million in 1994, and various lower levels thereafter, including $22 million in 1995 and $20 million in 1996. Although the settlement losses were recorded in 1992, Consumers continues to experience cash underrecoveries associated with the Settlement Order, which underrecoveries amounted to $59 million in 1993, and totaled $51 million for the first nine months in 1994. Consumers believes there is and will be a market for the resale of capacity purchases from the MCV Partnership above the MPSC-authorized level. If the Settlement Agreement is not upheld on appeal or Consumers is unable to sell any capacity above the current MPSC-authorized level, future additional after-tax losses and after-tax cash underrecoveries could be incurred at levels which could have a material adverse effect on Consumers' earnings and financial condition. See Note 4 to Notes to CMS Energy's Financial Statements for further information as to the magnitude of these potential losses and underrecoveries.

     In addition, while CMS Energy believes that all of its operations are conducted in accordance with industry and regulatory standards and that its insurance coverages are adequate and prudent, a major failure at one of its two nuclear electric generating stations or a material increase in the current levels of decommissioning costs being funded by Consumers could have a material adverse effect on its earnings and financial condition. In November 1993, Consumers' Palisades ("Palisades") nuclear plant located near South Haven, Michigan, returned to service following a planned refueling and maintenance outage that had been extended due to several unanticipated repairs. The results of a Nuclear Regulatory Commission ("NRC") review of Consumers' performance at Palisades published shortly after the planned outage showed a decline in performance ratings for the plant. In order to provide NRC senior management with a more in-depth assessment of plant performance, the NRC conducted a diagnostic evaluation inspection at Palisades. The inspection, completed in June 1994, found certain performance, operational and management deficiencies at Palisades. The NRC acknowledged that the new Palisades senior management team, in place since early 1994, had recognized and begun to address the problems at Palisades. In August 1994, Consumers filed its response to the NRC's diagnostic evaluation report, which included both short- and long-term enhancements planned for Palisades to improve performance. Acceptable performance at Palisades will require continuing performance improvements and additional expenditures at the plant, which have been included in Consumers' total planned levels of expenditures.

     As an NRC licensee, Consumers is required to make certain calculations and report to the NRC about the continuing ability of the Palisades reactor vessel to withstand postulated "pressurized thermal shock" events during its remaining license life, in light of the embrittlement of reactor vessel materials over time due to operation in a radioactive environment. If the results of the calculation indicate that a temperature screening criterion will be exceeded, Consumers must determine what, if any, plant modifications are necessary to avoid exceeding the screening criterion value. Analysis of recent data from testing of similar materials indicates that the Palisades reactor vessel could exceed the screening criterion prior to 2000. Consumers is also continuing to analyze alternative means to permit continued operation of Palisades to the end of its license life in the year 2007. Consumers cannot predict the outcome of these efforts. It is currently estimated that expenditures for corrective action related to this issue could total $20 million to $30 million. See Note 3 to Notes to CMS Energy's Consolidated Financial Statements.

     The Incorporated Documents discuss the various regulatory, environmental, litigation and other matters which could adversely affect Consumers' electric business, and describe Consumers' electric business generally. The Incorporated Documents should be reviewed by investors in connection with this Offering.

     ENVIRONMENTAL CONCERNS. The Gas Distribution Business is subject to regulation with respect to environmental quality, including air and water quality, zoning and other matters by various federal, state and local authorities. The Consumers Gas Group expects that it will ultimately incur clean-up costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities. See "Business of the Consumers Gas Group--Environmental Matters." Data available to Consumers and its continued internal analysis have resulted in estimated remedial costs for all 23 sites of between $40 million and $140 million. These estimates are based on undiscounted 1994 costs. As of September 30, 1994, the Consumers Gas Group had accrued a liability of $40 million, representing the minimum amount in the range, which is reflected on the financial statements of the Consumers Gas Group included herein. Discussions have been initiated with certain insurance companies with regard to coverage for some or all of the costs which may be incurred to remediate these sites and the Consumers Gas Group believes that any uninsured costs incurred will be recoverable in rates charged to its customers authorized by the MPSC. Accordingly, Consumers has recorded a regulatory asset for the amount of the accrued liability. The outcome of these matters may effect the results of operations of the Consumers Gas Group. See "Business of the Consumers Gas Group--Environmental Matters."

     PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. CMS Energy is a public utility holding company which is exempt from registration under the Public Utility Holding Company Act of 1935 ("PUHCA"). However, in December 1991, the Attorney General of the State of Michigan (the "Attorney General") and Michigan Municipal Cooperative Group (the "MMCG") asked the Commission to revoke CMS Energy's status as an exempt holding company and to require it to register under PUHCA. In April 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission; Consumers could ultimately be forced to divest either the Gas Distribution Business of the Consumers Gas Group or Consumers' electric utility business; and CMS Energy would be restricted from conducting business that are not functionally related to the conduct of the utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA. See "Business of Consumers Gas Group--Legal

Proceedings." In the event CMS Energy is required to divest the Gas Distribution Business, such divestment in all likelihood would constitute a Disposition of "substantially all of the properties and assets attributed to the Consumers Gas Group" under the Articles of Incorporation and would require CMS Energy to exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such Disposition. See "Description of Capital Stock--Class G Common Stock--Exchange or Redemption."

THE CLASS G COMMON STOCK

     SHAREHOLDERS OF ONE COMPANY; FINANCIAL EFFECTS OF CMS ENERGY COULD AFFECT THE CONSUMERS GAS GROUP. Notwithstanding the attribution of assets and liabilities (including contingent liabilities), common stockholders' equity and items of income and expense of CMS Energy to the Consumers Gas Group for the purpose of preparing the financial statements of the Consumers Gas Group, the change in the capital stock structure of CMS Energy will not affect CMS Energy's title to its assets or CMS Energy's responsibility for its liabilities. CMS Energy and its subsidiaries will each continue to be responsible for their respective liabilities. Holders of Class G Common Stock and CMS Energy Common Stock will be common shareholders of CMS Energy and will be subject to all of the risks associated with an investment in CMS Energy and all of its businesses, assets and liabilities.

     Financial results arising from the businesses of CMS Energy, other than the business of the Consumers Gas Group, that affect CMS Energy's consolidated results of operations or financial condition could affect the financial position of the Consumers Gas Group or the market price of the Class G Common Stock. If any of CMS Energy's financial covenants in its debt instruments is breached, no dividends may be paid on the Class G Common Stock. See "Dividend Policy." Further, a similar breach by Consumers in its debt instruments would restrict its ability to pay dividends to CMS Energy. The ability of CMS Energy to pay dividends on its Common Stock depends substantially upon timely receipt of sufficient dividends or other distributions from Consumers. See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions or Sources of Dividends." In addition, any net losses of CMS Energy and dividends or distributions on, or repurchases of, either class of Common Stock will reduce the assets of CMS Energy legally available for payment of dividends on the Class G Common Stock. Accordingly, CMS Energy's consolidated financial information should be read in conjunction with the Consumers Gas Group's financial information. CMS Energy will provide to holders of Class G Common Stock separate financial statements, management's discussion and analysis of financial condition and results of operations, business descriptions and other information for both the Consumers Gas Group and CMS Energy and its consolidated subsidiaries, respectively. Such financial statements would reflect the financial position, results of operations and cash flows of the businesses reflected therein. However, such financial statements could also include contingent liabilities that are not separately identified with particular business operations.

     FIDUCIARY DUTIES. Although CMS Energy is aware of no precedent concerning the manner in which Michigan law would be applied to a board of directors' duties in the context of multiple classes of common stock with divergent interests, CMS Energy believes that a Michigan court would hold that a board of directors owes an equal duty to all shareholders regardless of class and does not have separate or additional duties to any group of shareholders. That duty requires each director to act in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner such director reasonably believes to be in the best interests of CMS Energy. CMS Energy believes that, under Michigan law, a good faith determination by a disinterested and adequately informed board, or a committee thereof, which discharges such duty, and which the directors honestly believe is in the best interests of CMS

Energy, would be a defense to any challenge by or on behalf of the holders of either class of Common Stock to a Board of Directors determination that could have a disparate effect on each class of Common Stock.

     Disproportionate ownership interests of members of the Board of Directors in one or both classes of Common Stock of CMS Energy or disparate values of the classes of Common Stock of CMS Energy could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for different classes. Nevertheless, CMS Energy believes that a director would be able to discharge his or her fiduciary duties even if his or her interests in shares of the classes of Common Stock were disproportionate and/or had disparate values. CMS Energy's stock option plans have been amended to permit the issuance of options for, or other incentive awards consisting of, any class of Common Stock of CMS Energy, including the Class G Common Stock.

     POTENTIAL CONFLICTS OF INTEREST. The existence of separate classes of Common Stock could give rise to occasions when the interests of the holders of Class G Common Stock and holders of CMS Energy Common Stock may diverge or appear to diverge. Examples include determinations by the Board of Directors to (i) pay or omit the payment of dividends on either class of Common Stock,
(ii) attribute the proceeds of issuances of securities of CMS Energy either to CMS Energy or to the equity of the Consumers Gas Group, (iii) attribute consideration to be received by common stockholders in connection with a merger or consolidation including CMS Energy to either or both classes of Common Stock, (iv) exchange CMS Energy Common Stock for all outstanding Class G Common Stock at a premium, (v) approve dispositions of assets of CMS Energy attributable to the Consumers Gas Group and (vi) make operational and financial decisions with respect to either CMS Energy or the Consumers Gas Group that could be considered to be detrimental to the other. Each of the foregoing potential conflicts of interest is discussed below.

                 No Assurance of Payment of Dividends. CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries (principally Consumers), borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy and, accordingly, the ability of CMS Energy to pay dividends on either class of its Common Stock will depend on the earnings, financial requirements and contractual restrictions of the subsidiaries of CMS Energy, in particular Consumers, and other factors. Consumers' ability to pay dividends is restricted by Michigan law, its First Mortgage Bond Indenture and its Articles of Incorporation. See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Source of Dividends" for information concerning these restrictions. Under the most restrictive of these conditions, at December 31, 1994, $___ million of Consumers' retained earnings were available to pay cash dividends on its Common Stock. Consumers paid dividends on its common stock of $16.0 million on February 22, 1994, $65.6 million on May 20, 1994, $31.0 million on August 19, 1994, $36.0 million on November 4, 1994 and $27.4 million on December 20, 1994.

                 Dividends on the Common Stock will be limited by Michigan law, certain agreements to which CMS Energy is a party and CMS Energy's Articles of Incorporation and will be payable when, as and if declared by the Board of Directors out of legally available assets of CMS Energy. See "Dividend Policy" for information concerning certain contractual limitations on the payment of dividends on the Common Stock. Under the most restrictive of these limitations, at September 30, 1994 $377 million was available to pay cash dividends on the Common Stock of CMS Energy.

                 Net losses of CMS Energy or the businesses attributed to the Consumers Gas Group and distributions on either class of Common Stock will reduce the assets legally available for payment of dividends on both classes of Common Stock. Subject to the restrictions on the assets out of which dividends on the Common Stock may be paid, as described under "Dividend Policy," and to the express terms of any Preferred Stock, CMS Energy would be able, in the sole discretion of its Board of Directors, to declare and pay dividends exclusively on either the Class G Common Stock or the CMS Energy Common Stock, or on both, in equal or unequal amounts, notwithstanding the respective amounts of assets available for dividends on each class, the amounts of prior dividends declared on each class or any other factor. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the Class G Common Stock and the CMS Energy Common Stock. Payment of dividends on either class of Common Stock will decrease the amount of funds available under the limitations described above for the payment of dividends on both classes of Common Stock. CMS Energy has paid cash dividends on shares of CMS Energy Common Stock since 1989.

                 Attribution of Proceeds Upon Issuance of Securities of CMS Energy. CMS Energy intends to invest in the businesses and for general corporate purposes of CMS Energy. Such net proceeds will initially be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). In any future offerings of securities of CMS Energy, the Board would, in its sole discretion, determine the attribution of the net proceeds of such sale among CMS Energy and the Consumers Gas Group. See "Description of Capital Stock--Retained Interest of CMS Energy in Consumers Gas Group; Gas Group Fraction."

                 Attribution of Proceeds of Mergers or Consolidations. The Articles of Incorporation do not contain any provisions governing how consideration to be received by holders of Common Stock in connection with a merger or consolidation involving CMS Energy is to be allocated among holders of different classes of Common Stock. In any such merger or consolidation, the percentage of the consideration to be allocated to holders of any class of Common Stock under the method of allocation chosen by the Board of Directors may be materially more or less than that which might have been allocated to such holders had the Board of Directors chosen a different method of allocation.

                 Exchange of Class G Common Stock. CMS Energy could, in the sole discretion of its Board of Directors, at any time determine to exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such exchange (a "15% Premium"). In addition, CMS Energy could, in the sole discretion of its Board of Directors, at any time dispose of substantially all of the properties or assets attributed to the Consumers Gas Group, whereupon CMS Energy must exchange for each share of Class G Common Stock, shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such disposition (a "10% Premium"). These determinations could be made at a time when either or both the CMS Energy Common Stock and the Class G Common Stock may be considered to be overvalued or undervalued. In addition, any such exchange at either the 10% Premium or the 15% Premium would preclude holders of both classes of Common Stock from retaining their investment in a security that is intended to reflect separately the performance of CMS Energy, on the one hand, or Consumers Gas Group, on the other. See "Description of Capital Stock--Class G Common Stock--Exchange or Redemption" and "--CMS Energy Common Stock--Exchange or Redemption" below.

                 Dispositions of Consumers Gas Group Assets. If the assets attributed to the Consumers Gas Group continue to represent less than substantially all of the properties and assets of CMS Energy, CMS Energy could, in the sole discretion of its Board of Directors and without shareholder approval, approve sales and other dispositions of any amount of the properties and assets of the Consumers Gas Group since Michigan law requires shareholder approval only for a sale or other disposition of all or substantially all of the properties and assets of CMS Energy not in the "usual and regular course of its business." See "Description of Capital Stock--Class G Common Stock--Exchange or Redemption."

                 Operational and Financial Decisions. The Board of Directors could, in its sole discretion, from time to time, make operational and financial decisions that affect disproportionately the Consumers Gas Group and the various other businesses of CMS Energy and its subsidiaries, such as the attribution of funds to and from the Consumers Gas Group. Such decisions may adversely affect the ability of CMS Energy to obtain funds sufficient to implement its growth strategies relating to its businesses attributed to the Consumers Gas Group.

         NO ESTABLISHED MARKET FOR CLASS G COMMON STOCK; FUTURE SALES. The Class G Common Stock is intended to reflect the performance of the businesses attributed to the Consumers Gas Group. Since there has been no public market for the Class G Common Stock, there can be no assurance as to the degree to which the market price of the Class G Common Stock will reflect the performance of the businesses attributed to the Consumers Gas Group reflected in its financial statements or the dividend policy established by the Board of Directors. In addition, CMS Energy cannot predict the impact on such market price of certain terms of the Class G Common Stock, such as the ability of CMS Energy to exchange for each share of Class G Common Stock shares of CMS Energy Common Stock.

         Although the Class G Common Stock will be listed on the NYSE, there can be no assurance that an active public trading market for the Class G Common Stock will develop or be sustained after the Offering. The initial public offering price of the Class G Common Stock will be determined by negotiation among CMS Energy and the Underwriters, and may not be indicative of the market price of the Class G Common Stock after the Offering. For a discussion of the factors considered in determining the initial public offering price of the Class G Common Stock, see "Underwriters -- Pricing of the Offering."

         No prediction can be made as to the effect, if any, that future issuances or sales of shares of Class G Common Stock, or the availability of such shares for sale, will have on the market price of the Class G Common Stock prevailing from time to time. Nevertheless, issuances or sales of substantial amounts of Class G Common Stock, or the perception that such issuances or sales could occur, could adversely affect prevailing market prices of the Class G Common Stock. Any such issuances of additional shares of Class G Common Stock may be authorized by the Board from the unauthorized but unissued shares of Class G Common Stock without shareholder approval. In connection with the Offering, CMS Energy will agree that, without the prior written consent of the Representatives, it will not offer, sell or contract to sell or otherwise dispose of any shares of (a) Class G Common Stock or any securities (other than CMS Energy Common Stock) convertible into or exercisable or exchangeable for Class G Common Stock for a period of 180 days after the date of this Prospectus or (b) CMS Energy Common Stock or any securities convertible into or exercisable or exchangeable for CMS Common Stock for a period of 90 days after the date of this Prospectus, provided that CMS Energy may, during such periods, issue shares of Common Stock under its Dividend Reinvestment and Optional Cash Payment Plan, Performance Incentive Stock Plan, Employee Stock Ownership Plan and Employee Savings and Incentive Plan. See "Underwriters."

         LIMITED ADDITIONAL SHAREHOLDERS RIGHTS. Holders of Class G Common Stock will have only the rights of common shareholders of CMS Energy, and will not be provided any rights specifically related to the Consumers Gas Group, other than (i) the dividend provisions described under "Description of Capital Stock--Class G Common Stock--Dividends," (ii) the redemption and exchange provisions described under "Description of Capital Stock--Class G Common Stock--Exchange or Redemption" and (iii) certain limited class voting rights provided under Michigan law. See "Description of Capital Stock--Class G Common Stock--Voting Rights."

         LIMITED SEPARATE SHAREHOLDER VOTING RIGHTS; EFFECTS ON VOTING POWER. Subject to certain limited exceptions, holders of shares of Class G Common Stock and holders of shares of CMS Energy Common Stock would vote together as a single class on all matters as to which common shareholders generally are entitled to vote. Holders of each class of Common Stock will have no rights to vote on matters as a separate class (except in certain limited circumstances as described below under "Description of Capital Stock--Class G Common Stock--Voting Rights"). In the absence of a separate class vote, separate meetings for the holders of each class of Common Stock will not be held.

         Each issued and outstanding share of Class G Common Stock and each issued and outstanding share of CMS Energy Common Stock will be entitled to one vote on each matter on which the holders of Common Stock are entitled to vote. However, certain matters as to which the holders of Common Stock could be entitled to vote together as a single class could involve a divergence or the appearance of a divergence of the interests of the holders of Class G Common Stock and holders of CMS Energy Common Stock. When a vote is taken on any matter as to which all Common Stock is voting together as one class, the class of Common Stock that is entitled to more than the number of votes required to approve such matter would be in a position to control the outcome of the vote on such matter. Upon the completion of the Offering, shares of outstanding CMS Energy Common Stock will be entitled to a substantial majority of the total votes to which the then outstanding Common Stock is entitled. See "Description of Capital Stock--Class G Common Stock--Voting Rights" and "--CMS Energy Common Stock--Voting Rights" below.

         LIMITED APPROVAL RIGHTS OF FUTURE ISSUANCES OF STOCK; DILUTION. The Articles of Incorporation provide authorization for the issuance of up to 60 million shares of Class G Common Stock. Authorized but unissued shares of Class G Common Stock and CMS Energy Common Stock would be available for issuance from time to time by CMS Energy at the sole discretion of the Board of Directors for any proper corporate purpose, which could include obtaining capital, providing compensation or benefits to employees, paying stock dividends or acquiring companies or businesses. The approval of the holders of Class G Common Stock would not be solicited by CMS Energy for the issuance from the authorized but unissued shares of Common Stock of any additional shares of Class G Common Stock or CMS Energy Common Stock (unless such approval is deemed advisable by the Board of Directors or is required by stock exchange regulations).

         Any issuance of shares of Class G Common Stock or CMS Energy Common Stock would dilute the relative voting power of shareholders of shares of Class G Common Stock outstanding prior to such issuance.

OTHER FACTORS

         ATTRIBUTION OF FUNDS TO THE CONSUMERS GAS GROUP OR TO CMS ENERGY. After the completion of the Offering, any securities issued by CMS Energy and its subsidiaries would be specifically attributed to and reflected in the financial statements of the Consumers Gas Group to the extent that the Board of Directors determines that such securities are issued for the benefit of the Consumers Gas Group. Any cash of CMS Energy attributed to the Consumers Gas Group would be accounted for as short-term loans unless the Board of Directors made a specific determination that a given attribution (or type of attribution) should be accounted for as a long-term loan or an attribution of cash of CMS Energy to the Consumers Gas Group as an equity contribution, which would increase the Retained Interest Shares, or cash of CMS Energy ceasing to be attributed to the Consumers Gas Group, which would decrease the Retained Interest Shares. There are no specific criteria to determine when a cash attribution would be classified as a long-term loan or as an equity contribution which would change the number of Retained Interest Shares, rather than a short-term loan. Such determination would be made by the Board of Directors in the exercise of its business judgment at the time of such attribution (or the first of such type of attribution) based upon all relevant circumstances, including the financing needs and objectives of the business attributed to Consumers Gas Group, the investment objectives of the attribution, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. Such determination would affect the amount of interest expense and interest income reflected in the financial statements of the Consumers Gas Group if such attribution was made as a short-term loan or long-term loan or as equity, the amount of stockholders' equity of CMS Energy attributable to the Consumers Gas Group and the Retained Interest of CMS Energy. See "Certain Management and Accounting Policies -- Accounting Matters" below.

         LIMITATIONS ON POTENTIAL UNSOLICITED ACQUISITIONS OF THE CONSUMERS GAS GROUP. If the Consumers Gas Group were a stand-alone corporation, any person interested in acquiring such corporation without negotiation with management could seek control of the outstanding Class G Common Stock by means of a tender offer or proxy contest. Although the Class G Common Stock is intended to reflect the performance of the Consumers Gas Group, a person interested in acquiring only the Consumers Gas Group without negotiation with CMS Energy's management will still be required to seek control of the voting power represented by all of the outstanding capital stock of CMS Energy entitled to vote on such acquisition, including the CMS Energy Common Stock. See "Limited Separate Shareholder Voting Rights; Effects on Voting Power" above.

         RETAINED INTEREST OF CMS ENERGY IN THE CONSUMERS GAS GROUP; GAS GROUP FRACTION. Prior to the sale or distribution of Class G Common Stock, the Retained Interest of CMS Energy in the Consumers Gas Group would represent 100% of the CMS Energy common stockholders' equity attributed to the Consumers Gas Group. The number of shares of Class G Common Stock to be issued and sold in the Offering will represent approximately ___% (assuming the Underwriters' over-allotment option is not exercised) of the CMS Energy common stockholders' equity attributed to the Consumers Gas Group. The shares of Class G Common Stock to be sold in such Offering will be allocated to the Retained Interest of CMS Energy in the Consumers Gas Group, and result in the reduction of the Retained Interest Shares and the Retained Interest Fraction. However, (i) any repurchase of outstanding shares of Class G Common Stock, whether or not for the account of CMS Energy, would increase the Retained Interest Fraction and would reduce the Gas Group Fraction accordingly and (ii) any attribution of net assets (whether contributed or deemed to be contributed by a regulatory agency) to the Consumers Gas Group would increase the Retained Interest Shares and thereby increase the Retained Interest Fraction and reduce the Gas Group Fraction accordingly. See "Class G Common Stock Retained Interest Illustrations" attached as Appendix II hereto.

         MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE. The Board of Directors has adopted certain management and accounting policies and agreements described herein with respect to dividends, the allocation of corporate expenses, assets and liabilities (including contingent liabilities) and inter-company transactions, any and all of which could be modified or rescinded in the sole discretion of the Board of Directors without approval of the shareholders, although the Board of Directors has no present intention to do so. See "Dividend Policies" and "Certain Management and Accounting Policies--Management Policies" and "--Accounting Matters."

         The Board of Directors may also adopt additional policies depending upon the circumstances. Any determination of the Board of Directors to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of Class G Common Stock and holders of CMS Energy Common Stock, would be made by the Board of Directors in good faith and in the honest belief that such decision is in the best interests of CMS Energy. Any such determination would be made in light of the requirements imposed by the MPSC that any transactions between Consumers and its affiliates, including CMS Energy, must be on terms comparable to arm's-length transactions. In addition, generally accepted accounting principles require that certain changes in accounting policy be preferable (in accordance with such principles) to the policy previously established.


                                USE OF PROCEEDS

         The estimated net proceeds to CMS Energy from the Offering, after deduction of Underwriting discounts and commissions and estimated expenses, will be $___________ million ($_________ million if the Underwriters' over-allotment option is exercised in full). All of the net proceeds will be invested in the businesses and used for the general corporate purposes of CMS Energy. Initially, such proceeds will be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group) currently outstanding at rates of interest ranging from __% to __% and maturing from ___ to ___.


                                 CAPITALIZATION

         The following table sets forth as of September 30, 1994 (i) the capitalization of the Consumers Gas Group, (ii) the consolidated capitalization of CMS Energy and (iii) the consolidated capitalization of CMS Energy, as adjusted to give effect to the Offering at an assumed initial public offering price of $____ per share and the application of the net proceeds therefrom to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). The net proceeds of the Offering will be reflected entirely in the financial statements of CMS Energy and will not have a pro forma effect on the historic capitalization of the Consumers Gas Group. For information concerning attribution of debt and equity to the Consumers Gas Group, see "Consumers Gas Group -- Unaudited Pro Forma Condensed Financial Statements."

                                                                        September 30, 1994
                                                   -----------------------------------------------------------------
                                                   Consumers Gas Group                                 CMS Energy
Consolidated                                       -------------------                                 ----------
- -------------
                                                   Actual                       Actual                  As Adjusted
                                                   ------                       ------                  -----------
                                                                       (Dollars in millions)
Short-term debt (including current
  portion of long-term debt,
  capital leases and notes
  payable).........................
Long-term debt.....................
Stockholders' equity:
    Preferred Stock of
    Subsidiary.....................
    Common stockholders' equity(a).
       Total stockholders' equity..
Total capitalization...............

______________
(a) If the Underwriters' over-allotment option is exercised in full, short-term debt, as adjusted, would be $____ million and common stockholders' equity for CMS Energy, as adjusted, would be $____ million.


                                DIVIDEND POLICY

      CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries, in particular, Consumers, borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy, and, accordingly, the ability to CMS Energy to pay dividends on its Common Stock will depend on the earnings, financial requirements and contractual restrictions of the subsidiaries of CMS Energy, in particular, Consumers, and other factors. See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Source of Dividends" below.

      Dividends on each class of Common Stock are limited by Michigan law to legally available assets of CMS Energy, which are determined on the basis of the entire company. Distributions on each class of Common Stock may be subject to the rights of the holders, if any, of the Preferred Stock of CMS Energy.
Net losses of CMS Energy or the Consumers Gas Group and distributions on either class of Common Stock will reduce the assets of CMS Energy legally available for payment of dividends on each class of Common Stock. Under the Articles of Incorporation, any net losses of CMS Energy and distributions on CMS Energy Common Stock will not reduce the assets available for declaration and payment of dividends on the Class G Common Stock unless the legally available assets of CMS Energy are less than the Available Class G Dividend Amount.

      On November 4, 1994 CMS Energy paid a quarterly dividend of $.21 per share (an annual rate of $.84 per share) on the CMS Energy Common Stock. The Board of Directors currently plans for CMS Energy to continue to pay dividends on the CMS Energy Common Stock at that rate. Future dividends, however, are dependent on the earnings and financial condition of CMS Energy as well as other factors.

      Dividends on the Class G Common Stock are limited by the Articles of Incorporation and will be payable when, as and if declared by the Board out of the lesser of (i) the assets of CMS

Energy legally available therefor and (ii) the Available Class G Dividend Amount. Assuming the Offering had been completed at September 30, 1994, the Available Class G Dividend Amount as of such date would have been approximately $65 million, assuming a Gas Group Fraction of 20% (or approximately $____ million, assuming a Gas Group Fraction of ___%, assuming that the Underwriters' overallotment option is exercised in full). Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Subject to the restrictions described below, if the earnings and financial condition of the Consumers Gas Group permit, dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70% to 85% of annual earnings available for common stock. Consistent with this policy, if ___ million shares of Class G Common Stock representing 100% of the equity attributed to the Consumers Gas Group had been outstanding during all of 1994, CMS Energy would have paid a dividend at an annual rate ranging from $____ per share to $____ per share on the Class G Common Stock. While the Board of Directors does not currently intend to change this dividend policy, it reserves the right to do so at any time and from time to time. Under the Articles of Incorporation and Michigan law, the Board of Directors is not required to declare, and CMS Energy is not required to pay, dividends in accordance with the foregoing dividend policy.

      In making its dividend decisions with respect to the Class G Common Stock, the Board of Directors will rely on the financial statements of the Consumers Gas Group, as well as, to a lesser extent, the consolidated financial statements of CMS Energy. The method of calculating earnings per share for the Class G Common Stock will reflect the intent of the Board of Directors that the separately reported assets and earnings of the Consumers Gas Group be the basis for determining dividends to be paid on the Class G Common Stock, although liquidation rights of the Class G Common Stock and legally available assets of CMS Energy will be based on different factors.

      Subject to the restrictions on the assets out of which dividends on the Common Stock may be paid, as described below and under "Description of Capital Stock--Class G Common Stock" and "--CMS Energy Common Stock," CMS Energy, in the sole discretion of its Board of Directors, would be able to pay dividends exclusively on either the Class G Common Stock or the CMS Energy Common Stock, or on both, in equal or unequal amounts, notwithstanding the respective amounts of assets or earnings available for dividends on each class, the amounts of prior dividends declared on each class or any other factor. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock. CMS Energy has paid cash dividends on shares of CMS Energy Common Stock since 1989.

      There are restrictions on CMS Energy's ability to pay dividends contained in its Credit Agreement dated as of July 29, 1994 (the "Credit Facility") with Citibank, N.A. and Union Bank as co-agents and certain banks named therein, CMS Energy's Indenture dated as of September 15, 1992, as supplemented (the "Indenture"), to NBD Bank, N.A., as Trustee, and CMS Energy's Indenture dated as of January 15, 1994 (the "GTN Indenture") to The Chase Manhattan Bank, N.A., as Trustee.

      The Credit Facility provides that CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to (i) declare or pay any dividend or distribution on the capital stock of CMS Energy, or (ii) purchase, redeem, retire or otherwise acquire for value any such capital stock (a "Restricted Payment"), unless: (1) no event of default under the Credit Facility, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1993 shall not have exceeded the sum of: (a) $120,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Indenture) since September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 30, 1993. At September 30, 1994, CMS Energy could pay cash dividends of $377 million pursuant to this restriction.

      The Indenture provides that CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make a Restricted Payment, unless: (1) no event of default under the Indenture, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1992 shall not have exceeded the sum of: (a) $40,000,000,
(b) 100% of CMS Energy's consolidated net income (as defined in the Indenture) since September 30, 1992 to end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 15, 1992. At September 30, 1994, CMS Energy could pay cash dividends of $382 million pursuant to this restriction.

      The GTN Indenture provides that, so long as any of the General Term Notes, Series A ("GTNs") issued thereunder are outstanding and are rated below BBB- by Standard & Poor's or by Duff & Phelps, CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make any Restricted Payments, if at any time CMS Energy or such subsidiary makes such Restricted Payment: (1) an Event of Default (as defined in the GTN Indenture), or an event that with the lapse of time or the giving of notice or both would constitute such an Event of Default, has occurred and is continuing (or would result therefrom), or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since September 30, 1993, would exceed the sum of: (a) $120,000,000 plus 100% of consolidated net income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate net proceeds received by CMS Energy from the issue or sale of or contribution with respect to its capital stock after September 30, 1993. At September 30, 1994, CMS Energy could pay cash dividends of $377 million pursuant to this restriction.

      The foregoing provisions do not prohibit: (i) dividends or other distributions paid by CMS Energy in respect of the capital stock issued in connection with the acquisition of any business or assets by CMS Energy where such payments are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, capital stock;
(iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with the aforementioned limitations; or (iv) payments pursuant to the tax sharing agreement among CMS Energy and its subsidiaries.

      In addition, Michigan law prohibits payment of a dividend if, after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if CMS Energy were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. CMS Energy's net assets available for payment of dividends under the Michigan Business Corporation Act at September 30, 1994 were $392 million.


                PRIMARY SOURCE OF DIVIDENDS FOR THE COMMON STOCK
              OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

      The ability of CMS Energy to pay dividends on its Class G Common Stock and CMS Energy Common Stock depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its Common Stock depends on its revenues, earnings and other factors. As a regulated entity, Consumers' rates are set by the MPSC.

      Consumers' ability to pay dividends is restricted by its Mortgage Indenture and its Articles. The Mortgage Indenture provides that Consumers can only pay dividends on its common stock out of retained earnings accumulated subsequent to September 30, 1945, provided that upon such payment, there shall remain of such retained earnings an amount equivalent to any deficiency in maintenance and replacement expenditures as compared with maintenance and replacement requirements since December 31, 1945. Because of restrictions in its Articles and Mortgage Indenture, Consumers was prohibited from paying dividends on its common stock from June 1991 to December 31, 1992. However, as of December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. With the accumulated deficit eliminated, Consumers satisfied the requirements under its Mortgage Indenture and resumed paying dividends on its common stock in May 1993.

      Consumers' Articles also provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its Preferred Stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers, and (iii) $7.50 per share on all then outstanding shares of all other stock over which its Preferred Stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12-month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period (hereinafter defined) if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "base period"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

      Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

      In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if Consumers were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Consumers' net assets available for payment of dividends under the Michigan Business Corporation Act at September 30, 1994 were $1,442 million.

      Under the most restrictive of these conditions, at December 31, 1994, $___ million of Consumers' retained earnings were available to pay cash dividends on its common stock. Currently it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers Board of Directors reserves the right to change this policy at any time.

      Consumers paid dividends on its Common Stock of $16.0 million on February 22, 1994, $65.6 million on May 20, 1994, $31.0 million on August 19, 1994,
$36.0 million on November 4, 1994, and $27.4 million on December 20, 1994.


                   CERTAIN MANAGEMENT AND ACCOUNTING POLICIES

MANAGEMENT PERSONNEL

      The following have been selected to be the senior management team for the Consumers Gas Group:

      PAUL A. ELBERT, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER, CONSUMERS GAS GROUP. Since July 1991, Mr. Elbert has been the senior vice president for energy distribution for Consumers. From 1988 to June 1991 he was vice president for marketing, rates and wholesale power transactions.

      PAUL N. PREKETES, VICE PRESIDENT--GAS OPERATIONS, CONSUMERS GAS GROUP. Mr. Preketes became Region General Manager of Consumers' Metro Region in 1991. In that capacity he oversaw natural gas operations for more than 750,000 customers in parts of Oakland, Wayne, Macomb, Livingston and Washtenaw counties in Michigan's Lower Peninsula.

      JOHN E. MANCZAK, VICE PRESIDENT--GAS MARKETING AND PRICING, CONSUMERS GAS GROUP. Mr. Manczak assumed his current position with the Consumers Gas Group in November 1994. Prior to joining the Consumers Gas Group, Mr. Manczak was the President of Michigan Gas Utilities division of UtiliCorp United.

      EDGAR L. DOSS, EXECUTIVE MANAGER--GAS SUPPLY & TRANSMISSION, CONSUMERS GAS GROUP. Since July 1991, Mr. Doss has been the General Manager of the Northwestern region of Consumers, which served the western and northern lower Peninsula of Michigan consisting of 550,000 electric utility customers and 30,000 natural gas utility customers. Prior to such time, Mr. Doss served as the General Manager for the Detroit Metro region.

      JEFFREY R. HINKLE, DIRECTOR--GAS BUSINESS SUPPORT, CONSUMERS GAS GROUP. Mr. Hinkle has been Consumers' Director of Marketing Services since October 1990 and served in Consumers' marketing department since 1990. Prior to that time he held positions in Management and Budget and Corporation Performance Analysis.

CERTAIN MANAGEMENT POLICIES

      CMS Energy has adopted formally certain policies with respect to the Consumers Gas Group. Such policies include, without limitation, its intention to: (i) attribute assets, liabilities and expenses between the Consumers Gas Group and CMS Energy only on an arm's-length basis and (ii) attribute proceeds generated by sale of shares of Class G Common Stock (other than Retained Interest Shares) and securities convertible into Class G Common Stock as assets attributable to the Consumers Gas Group, and apply such proceeds to acquire assets or reduce liabilities attributable to the Consumers Gas Group. These policies could be modified or rescinded by action of the Board of Directors, or the Board of Directors could adopt additional policies, without approval of the shareholders.

ACCOUNTING MATTERS

      CMS Energy will prepare Consumers Gas Group financial statements in accordance with generally accepted accounting principles. The consolidated financial statements of CMS Energy will reflect all of its assets, liabilities and transactions, including those attributable to the Consumers Gas Group. The financial statements of the Consumers Gas Group will reflect the financial position, results of operations and cash flows of the businesses attributable to the Consumers Gas Group, including the effects of dividends and other distributions on the Class G Common Stock. Consistent with the Articles of Incorporation and related policies, such financial statements will also include portions of certain corporate assets and liabilities (including contingent liabilities) attributed to the Consumers Gas Group. Principal corporate activities which will be attributed to the Consumers Gas Group and which will be reflected in such financial statements include financial activities, allocation of corporate general and administrative costs, common stock transactions and income taxes.

      Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies have a long-standing basis and have historically been used in proceedings conducted before the MPSC. The financial statements for the Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect the financial position, results of operations and cash flows of the businesses attributed to the Consumer Gas Group. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to the Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management attributed portions of such accounts to the Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, operating and maintenance expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes that the attributions are reasonable.

      Notwithstanding the attribution of corporate assets and liabilities to the Consumers Gas Group for the purpose of preparing financial statements, the completion of the Offering contemplated hereby will not result in any transfer of assets or liabilities of CMS Energy. CMS Energy will continue to be responsible for all of its liabilities (including contingent liabilities) and will continue to prepare consolidated financial statements.

      Cash management and allocation of principal corporate activities are based upon methods that management of CMS Energy believes to be reasonable and are reflected in CMS Energy's consolidated financial statements, as follows:

           (i) Financings by Consumers, whether through the issuance of First Mortgage Bonds or Preferred Stock of Consumers or otherwise will be allocated based upon the relative book values at the time of such financings of the assets comprising the businesses attributable to the Consumers Gas Group and the businesses not so attributed. The proportionate amount of obligations and net proceeds resulting from such financing will be reflected in the financial statements of the Consumers Gas Group.

           (ii) After the completion of the Offering, all financial impacts of issuances of additional shares of Class G Common Stock, from the Retained Interest, will be reflected entirely in the financial statements of CMS Energy and not the Consumers Gas Group. All financial impacts of issuance of authorized but unissued shares of Class G Common Stock other than the Retained Interest Shares (the "Additional Shares"), which will be attributed to Consumers Gas Group, will be reflected in the financial statements of the Consumers Gas Group. Financial impacts of dividends or other distributions on, and purchases of, shares of the Class G Common Stock and CMS Energy Common Stock will be reflected in the financial statements of the Consumers Gas Group and CMS Energy, respectively, except that, if a Retained Interest exists at such a time, an amount that bears the same relation to the aggregate amount of such dividend or other distribution on outstanding shares of Class G Common Stock as the Retained Interest Shares bears to the number of shares of Class G Common Stock then outstanding will be reflected in the Consumers Gas Group financial statements.

           (iii) If funds were to be allocated between the Consumers Gas Group and CMS Energy, such allocations of funds will generally be accounted for as short-term loans at an interest rate comparable to the rate that CMS Energy could obtain in an arm's length transaction or as an equity contribution to, or return of capital by, the Consumers Gas Group. In such latter event, the Retained Interest in the Consumers Gas Group would be increased or decreased, as applicable, by the amount of such contribution or return of capital, as a result of which (a) the Retained Interest Shares would be increased or decreased by an amount equal to the amount of such contribution or return of capital divided by the Fair Market Value of a share of Class G Common Stock on the date of contribution or return of capital and (b) the Retained Interest would be increased or decreased and the Gas Group Fraction would be decreased or increased accordingly. CMS Energy could determine, in the sole discretion of its Board of Directors, to make such contribution or return of capital after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each of its businesses, the long-term business prospects for each of its businesses, the capital expenditure plans of and the investment opportunities available to each of its businesses, and the availability, cost and time associated with alternative financing sources.

           (iv) The balance sheet of the Consumers Gas Group will reflect any net short-term loans to or borrowings from CMS Energy. Accordingly, the income statement of the Consumers Gas Group will reflect interest income or expense, as the case may be, associated with such loans or borrowings and the statement of cash flow of the Consumers Gas Group will reflect changes in the amounts thereof deemed outstanding. The financial statements of CMS Energy would not be affected by such items because such items would be eliminated in consolidation.

           (v) The Consumers Gas Group financial statements will reflect the allocation, in the sole discretion of CMS Energy, of certain management, financial reporting, legal, human resources, treasury, investor relations and administrative services expenses incurred by CMS Energy in connection with the business of the Consumers Gas Group.

           (vi) An amount equal to the amount of income taxes that would be payable or income tax credits that would be receivable by the Consumers Gas Group on a

      "stand-alone" basis, after taking into account tax deductions and credits attributable to the Consumers Gas Group, will be charged against or credited to the Consumers Gas Group financial statements. The Consumers Gas Group will continue to be included in CMS Energy's consolidated income tax returns after the Offering.

      The above policies and agreements could be modified or rescinded, in the sole discretion of the Board of Directors, without approval of shareholders, although there is no present intention to do so. The Board of Directors could also adopt additional policies depending upon the circumstances. Any determination of the Board of Directors to modify or rescind such policies, to adopt additional policies, including any such decision that could have disparate effects upon holders of each class of common stock of CMS Energy, would be made by the Board of Directors in accordance with its fiduciary duties to CMS Energy. Any such determination would also be made in light of the requirements imposed by the MPSC that any transactions between Consumers Gas Group and its affiliates, including CMS Energy, must be on terms comparable to arm's-length transactions. In addition, generally accepted accounting principles require that certain changes in accounting policy be preferable (in accordance with such principles) to the policy previously in place. See Note 2 of Notes to Financial Statements regarding the method of attribution of the assets and liabilities of CMS Energy to the Consumers Gas Group.


                      BUSINESS OF THE CONSUMERS GAS GROUP

BUSINESS

      The businesses attributed to the Consumers Gas Group consist of the Gas Distribution Business conducted by Consumers and MGS. Consumers or its predecessors has operated the Gas Distribution Business since 1886. The Gas Distribution Business is subject to the jurisdiction of the MPSC and the FERC. See "Regulations and Rates" below.

      The Consumers Gas Group supplies natural gas for heating and various other energy applications through a distribution and transmission system which consisted, at September 30, 1994, of 20,768 miles of distribution mains and 1,084 miles of transmission lines including 471 miles of lines greater than 24", 250 miles of 12" line and 103 miles of 4" line. The all-time record 24-hour send-out of natural gas for the Consumers Gas Group (achieved on January 19, 1994) was 3.1 million Mcf which is currently the peak-day transportation and distribution capacity of the system. Deliveries of gas by the Consumers Gas Group, (including gas from other sellers), to ultimate customers totaled 411 Bcf for the year ended December 31, 1993 and 298 Bcf for the nine months ended September 30, 1994. From January 1, 1990 through September 30, 1994 deliveries of natural gas by the Consumers Gas Group have grown at an average annual rate of 3.71%, non-weather adjusted, and 1.3%, weather adjusted. The weather-adjusted growth is primarily attributable to an increase in the number of customers served.

      The Consumers Gas Group serves customers located in 45 of the 68 counties in Michigan's Lower Peninsula including some of the largest metropolitan areas in the State of Michigan, such as the suburbs of Detroit, including Warren (population approximately 145,000), Sterling Heights (population approximately 118,000) and Livonia (population approximately 101,000), as well as Flint (population approximately 141,000), Lansing (population approximately 127,000) and Kalamazoo (population approximately 80,000). The Consumers Gas Group plans to install additional gas mains to gain access to customers in the suburbs of Detroit and Flint, Michigan. See "Growth Strategies" below.

COMPETITIVE ADVANTAGES

      The Consumers Gas Group is well-positioned to capitalize on the opportunities and meet the challenges of the deregulated gas market. The Consumer Gas Group's principal competitive advantages include:

      - Consistent growth. The Consumers Gas Group's gas sales for the nine months ended September 30, 1994 and for the year ended December 31, 1993 were 173 Bcf and 244 Bcf, respectively, with a total throughput of 225 Bcf and 315 Bcf for those periods (excluding sales to MCV Partnership). This represents an average annual growth rate since 1990 of approximately 3.3% (1.3% weather-adjusted). The weather-adjusted growth is primarily attributable to an increase in the number of customers served. Since 1990, the Consumers Gas Group has experienced an average annual customer growth rate of 1.5% (approximately 20,000 customers) per year. See "Business of the Consumers Gas Group -- Customers."

      - Diversity and stability of customers served. The Consumers Gas Group's sales are derived from a diversity of customers with no substantial dependence on a particular customer. The Consumers Gas Group's approximately 1.4 million customers include approximately
           1.3 million residential customers, 94,000 commercial customers and 8,000 industrial customers. In 1994, residential customers, the primary component of the Consumers Gas Group's load, represented slightly more than half of throughput, while the industrial and commercial classes each represented about one-fourth. For the nine months ended September 30, 1994, approximately 67.7% of the Consumers Gas Group's revenues were derived from this relatively stable residential customer base. The customer base of the Consumers Gas Group also includes several of the largest manufacturing businesses in the United States, such as Chrysler Corporation, Dow Chemical Company, Ford Motor Company, General Motors Corporation and Upjohn Company.

      - Low cost natural gas provider. At September 30, 1994, the Consumers Gas Group's residential customers enjoyed the lowest rates charged by any Michigan natural gas utility and rates which are believed to be consistently among the lowest 10% of all U.S. local natural gas distribution companies. As of September 30, 1994, the Consumers Gas Group's rate for residential service was $3.917/Mcf. See "Business of the Consumers Gas Group -- Business."

      - Substantial natural gas storage capacity. The 14 gas storage fields operated by the Consumers Gas Group have 130.0 Bcf of working gas storage. This storage capacity enabled Consumers Gas Group to provide approximately 45.0% of its sale requirements throughout the 1993-1994 winter heating season (November 1 through March 31) and 70.0% of its January 1994 peak-day requirement from storage. These facilities allow the Consumers Gas Group to lower its peak-day entitlement from its pipeline suppliers, thereby reducing interstate pipeline costs. See "Business of the Consumers Gas Group -- Storage."

      - Strategic location near interstate pipelines. The Consumers Gas Group is strategically located to receive gas deliveries from several interstate pipelines connected to the major producing regions of the United States and Canada. ANR, Panhandle and Trunkline deliver gas from the U.S. Gulf Coast and the Mid-Continent areas. Gas produced in Western Canada is delivered to the Consumers Gas Group through several pipelines that ultimately deliver gas to Great Lakes Gas

           Transmission Company, which is connected directly to the Consumers Gas Group. See "Business of the Consumers Gas Group -- Gas Supply."

GROWTH STRATEGIES

      The Consumer Gas Group believes that if the Consumer Gas Group's residential customer base grows at a rate of approximately 1.5% annually and gas prices adjusted for inflation remain relatively unchanged, its annual gas deliveries will grow to approximately 329.0 Bcf between 1994 and 1999 representing total growth over the period of 5.5%. In addition, the Consumers Gas Group has identified the following strategies to further grow its residential, commercial and industrial customer base:

      - Increased usage by existing customers. The Consumer Gas Group believes that there are opportunities to increase revenues from its existing customer base. Studies conducted by the Consumers Gas Group show that many of its existing residential and commercial customers utilize non-gas furnaces, electric water heaters and wood burning fireplaces for space and water heating. The Consumers Gas Group intends to conduct marketing programs to switch these customers to natural gas for these purposes.

      - Attracting additional customers. The Consumers Gas Group plans to attract additional customers by expanding within its existing franchises. The Consumers Gas Group maintains franchises in eight of the ten most populous counties in Michigan and each of these counties has been growing. Through effective planning, the Consumers Gas Group intends to position its system expansion to secure future growth in these areas. The Consumers Gas Group intends to invest $37.7 million over the three-year period ending December 31, 1998 to construct additional gas mains. This program is designed to increase gas usage in the Consumer Gas Group's existing service area and to enable it to successfully compete with other local natural gas distribution companies for new customers. Finally, there are still significant numbers of potential gas customers who have a gas main in front of their home or establishment and do not have installed gas service. The conversion of these customers to gas service is an additional potential source of growth.

      - Co-generation. The Consumers Gas Group believes that there is a significant potential for development in its service area of gas powered cogeneration projects capable of generating from 1,000 to 50,000 KW of electricity. For projects of this type the Consumers Gas Group would have the ability to provide, in addition to gas supply, project engineering, equipment financing, operating and maintenance service and gas storage services.

      - Industrial conversions. Conversion of industrial processes to natural gas is also an area of expected sales growth for the Consumers Gas Group. For example, it is expected that laws mandating improvements in air quality will provide opportunities for converting industrial boiler load to clean-burning natural gas, and for additional utilization of natural gas for electric generation. The Consumers Gas Group believes that conversion projects also provide opportunities for project engineering, construction services, equipment financing, gas storage and other services which it is in a position to provide competitively.

      - New technologies. The Consumers Gas Group also expects additional growth from the development and use of NGVs. Pursuant to the Energy Policy Act of 1992, increasing percentages of the federal government's automotive fleet must consist of NGVs beginning in 1996; the federal government will be required to either convert gasoline-fueled vehicles into NGVs or purchase NGVs. The Consumers Gas Group believes that other automotive fleets, as well as indoor equipment such as forklifts and sweepers, will convert to NGVs, and thereafter certain portions of the general population may acquire or convert their existing vehicles to NGVs. The Consumers Gas Group estimates that each NGV represents 125 Mcf of natural gas consumption annually, equal to the natural gas consumption of an average single family home.

      - Revenue diversification. In 1994, approximately 85% of Consumers Gas Group's gas throughput was weather related and weather can cause significant fluctuations in revenue. For example, unseasonably warm weather in November and December 1994, in the service area of the Consumers Gas Group resulted in gas sales and gas transported in the fourth quarter of 1994 totalling 111 Bcf, a 12% increase from the corresponding 1993 level. Opportunities exist to diversify revenues by (i) growing off-peak load and (ii) creating and increasing new revenue from the sale of gas-related services and products, such as maintenance agreements related to gas equipment (e.g. furnaces), appliance repair and installation, sales of other equipment (e.g. carbon monoxide detectors, water heaters) and energy optimization services.

      In total, the Consumers Gas Group expects these and related additional efforts to add approximately 38.0 Bcf of throughput by 1999 which is equivalent to approximately $17.2 million of additional gross margin annually (excluding recovery of the cost of gas supplied to customers.) However, actual levels of growth in the business of the Consumers Gas Group will depend on general economic conditions, the availability of gas supply, gas prices, alternate energy prices and other factors, and there can be no assurance that the Consumers Gas Group will achieve increased sales or earnings.

CUSTOMERS

      At September 30, 1994, the Consumer Gas Group's approximately 1.4 million customers consisted of approximately 1.3 million residential customers, 94,000 commercial customers and 8,000 industrial customers. Since 1990, the Consumers Gas Group experienced an average annual customer growth rate of 1.5% (approximately 20,000 customers per year). The effect on gas sales from increases in the number of customers has been tempered by a long-term decline of natural gas consumption per customer (9.6% for residential and 14.6% for commercial customers since 1983), mainly due to the increased energy efficiency of gas appliances and equipment, as well as improved usage of insulation and other energy conservation improvements.

      The customer base of the Consumers Gas Group includes several of the largest manufacturers in the United States, such as Chrysler Corporation, Dow Chemical Corporation, Ford Motor Company, General Motors Corporation and Upjohn Company. In 1993, approximately 70% of the Gas Distribution Business' revenues, and about 50% of its throughput, were derived from its relatively stable residential customer base. Accordingly, the Consumer Gas Group's operations are not dependent upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the financial condition of the Consumers Gas Group.

      The following tables set forth the revenues of, and volumes sold, stored or transported by, the Consumers Gas Group for the periods indicated:

                                                       Nine Months                 Years Ended
                                                   Ended September 30,              December 31,
                                                   -------------------         -----------------------
                                                   1994           1993        1993        1992       1991
                                                   ----           ----        ----        ----       ----
                                                   (Unaudited)
                                                                                 (Dollars in Millions)
Gas Distribution Business
 Revenues
  Residential . . . . . . . . . . . . .         $567           $553         $ 803       $ 781         $ 742
  Commercial  . . . . . . . . . . . . .          167            158           232         226           215
  Industrial  . . . . . . . . . . . . .           41             38            55          55            58
  Transportation  . . . . . . . . . . .           46             36            51          43            25
  Other . . . . . . . . . . . . . . . .           16             24            19          21            21
                                                 ---           ----         -----       -----         -----
      Total . . . . . . . . . . . . . .         $837           $809        $1,160      $1,126        $1,061
                                                ====           ====        ======      ======        ======


                                                       Nine Months                 Years Ended
                                                   Ended September 30,              December 31,
                                                   -------------------         -----------------------
                                                   1994           1993        1993        1992       1991
                                                   ----           ----        ----        ----       ----
                                                                            (Bcf)
Gas Distribution Business
 Sales and Deliveries
  Residential . . . . . . . . . . . . .          123            118           175         167           157
  Commercial  . . . . . . . . . . . . .           40             37            56          54            50
  Industrial  . . . . . . . . . . . . .           10             10            14          13            15
  Transportation(a) . . . . . . . . . .          110            104           144         130           117
                                                 ---            ---           ---         ---           ---
     Total  . . . . . . . . . . . . . .          283            269           389         364           339
- -----------------                                ===            ===           ===         ===           ===

(a) Excludes offsystem transportation.

     A major determinant of gas usage for any period is the weather, particularly with respect to residential and commercial customers who use natural gas for space heating and, to a lesser extent, industrial customers. Approximately 93% of the customers of the Consumers Gas Group are residential customers, of which 98% use natural gas for space heating. Accordingly, the Consumers Gas Group's business is seasonal with approximately 74% of its revenues generated in the first and fourth quarters of each year. The heating degree days for 1993 were 7,183, approximately 1.7% colder than the average heating degree days for the 30-year period ended December 31, 1993 and the heating degree days for the nine months ended September 30, 1994 were 4,965, 6.6% colder than the nine months ended September 30, 1993. The average heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 7,060, 6,897 and 6,896, respectively. Generally, consumption for heating purposes increases as heating degree days increase with a corresponding improvement in results of operations of the Consumers Gas Group. If during the heating season, the weather in the Consumers Gas Group's service area is warmer than normal, its results of operations will be adversely affected.

GAS STORAGE

     The 14 gas storage fields operated by Consumers Gas Group (listed below) have an aggregate certified storage capacity of approximately 359.2 Bcf, of which approximately 130.0 Bcf is working gas:

                                                                                            Total Certified
         Field Name                             Location                                    Storage Capacity
         ---------------------------------------------------------------------------------------------------------
                                                                                                  (Bcf)
         Overisel                       Allegan and Ottawa Counties                               64.0
         Salem                          Allegan and Ottawa Counties                               35.0
         Ira                            St. Clair County                                           7.5
         Lenox                          Macomb County                                              3.5
         Ray                            Macomb County                                             66.0
         Northville                     Oakland, Washtenaw and
                                          Wayne Counties                                          25.8
         Puttygut                       St. Clair County                                          16.6
         Four Corners                   St. Clair County                                           3.8
         Swan Creek                     St. Clair County                                            .6
         Hessen                         St. Clair County                                          18.0
         Lyon-34                        Oakland County                                             1.4
         Winterfield                    Osceola and Clare Counties                                75.0
         Cranberry Lake                 Clare and Missaukee Counties                              30.0
         Riverside                      Missaukee County                                          12.0
                                                                                                 -----
                                                                       Total                     359.2
                                                                                                 =====

     Eleven of these gas storage fields are owned by Consumers, and three are currently owned by MGS. MGS also conducts certain gas transportation operations. MGS intends to transfer the ownership of its three fields to Consumers. Such transfers will require the approval of the FERC which may take up to 18 months to obtain.

     During the 1993-94 winter heating season (November 1 through March 31), the maximum one-day withdrawal from the storage facilities listed above was 2.2 Bcf. This storage and deliverability capacity enabled the Gas Distribution Business to provide approximately 45% of its 1993-94 winter heating season requirements from storage and 70% of its January 1994 peak-day requirement from storage. This practice allows the Gas Distribution Business to lower its peak-day entitlement from its pipeline suppliers, thereby reducing interstate pipeline costs.

GAS SUPPLY

     In 1993, the Consumers Gas Group purchased approximately 85% of its required gas supply for the Gas Distribution Business under long-term contracts. Trunkline was the Consumers Gas Group's primary gas supplier through November 1994, supplying 41% of the overall requirement in 1993. The Consumers Gas Group's supply contract with Trunkline expired November 1, 1994; however, firm transportation associated with this contract continues until November 1, 2002. Of the remaining gas supply requirements of the Consumers Gas Group purchased under long-term contracts in 1993, 15% were derived from Michigan producers and 29% from various other producers and non-affiliated marketing companies in the United States and Canada. The remaining 15% of the Consumers Gas Group's 1993 gas supply requirements were met by purchases on the spot market.

     Through November 1, 1994, Trunkline was obligated to supply 325 thousand Mcf per day to the Consumers Gas Group. This obligation has been replaced with three, two-year contracts and four, one-year contracts with independent producers at fixed prices for an aggregate of 255 thousand Mcf per day. The Consumers Gas Group expects to obtain the balance of its gas supply requirements in the spot market.

     The Consumers Gas Group's other firm transportation agreements are with Trunkline, Panhandle, ANR Pipeline Company and Great Lakes Gas Transmission Company. These agreements are used by the Consumers

Gas Group to transport its required gas supplies to market and to replenish its storage fields. The other firm transportation agreement with Trunkline extends through February 1996. Two firm transportation agreements with Panhandle both extend through March 2000. The Consumers Gas Group has six firm transportation agreements with ANR Pipeline Company. The first and third largest of these contracts extend through October 2003, the second largest extends through October 1999, and the remaining three contracts extend through December 2001 and 2002. The Consumers Gas Group's firm transportation agreement with Great Lakes Gas Transmission Company extends through March 2004. In total, the Consumers Gas Group's firm transportation arrangements currently amount to almost 90% of total gas supply requirements of the Gas Distribution Business. The balance of the required gas supply is transported under interruptible transportation contracts. These contracts are with the same interstate pipelines mentioned above. The amount of interruptible capacity and the utilization thereof is primarily a function of the price for such service and the availability and price of the spot supplies to be purchased and transported. The Consumers Gas Group generally uses interruptible transportation in off-peak summer months and after its firm capacity has been fully subscribed.

     The Consumers Gas Group expects to ensure the reliability of its gas supply through long-term supply contracts, with purchases in the short-term spot market when economically beneficial. Management believes that the Consumers Gas Group's ability to purchase gas during the off-season and store it in extensive underground storage facilities helps to reduce costs. See "Gas Storage" above.

GAS COMPETITION

     Competition with respect to the Gas Distribution Business comes primarily from alternate energy sources such as electricity (including electricity generated and sold by Consumers), propane, and to a lesser degree, oil and wood. Residential and commercial customers accounted for approximately 70% and 20%, respectively, of the 1993 revenues of the Consumers Gas Group. In most of its service territory, the Consumers Gas Group has little direct competition with respect to its traditional utility service to residential customers.

     The Consumers Gas Group also competes in the natural gas market in its service territory with parties (principally interstate pipeline companies) desiring to sell or transport gas directly to the Consumers Gas Group's industrial and commercial customers. These competitors propose to "by-pass" the facilities of the Consumers Gas Group by offering to transport and supply natural gas to industrial customers which are willing to build the necessary interconnection from the customer to the competing interstate pipeline. The Consumers Gas Group typically responds to this by-pass competition by offering gas transportation and storage services to customers that elect to acquire their gas supplies from some other supplier. Because earnings from the Gas Distribution Business are not substantially dependent on gas purchased and resold to customers, but rather on the ownership and operation of the gas distribution, storage and transportation facilities, Consumers has not suffered any significant losses as a result of such competition, nor is it believed that such losses are likely to be incurred by the Consumers Gas Group.

     The Consumers Gas Group competes with fuel oil suppliers in making sales to its industrial customers.

     The Consumers Gas Group will attempt to retain, and if possible expand, the markets in which it is most vulnerable, such as the large industrial market, through favorable rate design, business development and related efforts. See "-- Growth Strategies" above. The Consumers Gas Group continues to (i) develop or promote new sources and uses of natural gas and/or new services, rates and contracts; (ii) purchase gas from lowest cost suppliers consistent with operating and long-term gas supply needs; and (iii) emphasize and provide high quality services to its customers.

     Approximately 30% of the retail gas customers served by the Consumers Gas Group are also served or capable of being served by electricity provided by Consumers' electric utility business. Thus, for some applications (including space heating, water heating, and powering of certain industrial processes and household appliances) the Consumers Gas Group may compete with Consumers for such customers. Decisions made by the management of Consumers with regard to the services and prices charged to such customers could have an adverse effect on the Consumers Gas Group.

REGULATION AND RATES

     The Gas Distribution Business is subject to the jurisdiction of the MPSC which regulates public utilities in Michigan with respect to retail utility rates, accounting, services, certain facilities and various other matters. For information concerning pending MPSC matters related to the Gas Distribution Business, see "Legal Proceedings" below. MGS is regulated by the FERC.

     As a regulated company under MPSC jurisdiction, the Consumers Gas Group may apply to the MPSC for rate increases if increased costs or other factors warrant. Such rates typically go into effect following a MPSC contested case proceeding. The MPSC attempts to conclude such proceedings and issue a final order within 12 months from the initial filing of the general rate case.

     In July 1994, the MPSC approved an agreement previously reached between the MPSC staff and Consumers, to charge $10 million of costs for postretirement benefits against 1994 earnings. This charge against earnings will partially offset savings related to state property taxes which were reduced. The agreement was reached in response to a claim that gas utility business earnings for 1993 were excessive. The agreement also provides for an additional $4 million of postretirement benefit costs to be charged against 1995 earnings.
As part of the agreement, Consumers filed a gas rate case in December 1994. Consumers requested an increase in its gas rates of $21 million annually. The request, among other things, incorporates cost increases, including costs for postretirement benefits and costs related to Consumers' former manufactured gas plant sites. Consumers requested that the MPSC authorize a 13 percent rate of return on equity, instead of the currently authorized rate of 13.25 percent. Consumers expects an MPSC decision in late 1995. Consumers' most recent rate filing for its electric utility business resulted in an authorized rate of return on equity of 11.75%.

     In gas rate cases the MPSC determines, among other things, an appropriate capital structure, including equity, for the Gas Distribution Business and approves a rate of return on such equity. Because the Gas Distribution Business is part of Consumers, it does not have its own capital structure. Accordingly, in the last gas rate case decided by the MPSC relating to the Gas Distribution Business, the MPSC utilized a Proxy Capital Structure. It is possible that in future gas rate cases, the MPSC may use another methodology to determine equity used for rate making purposes for the Consumers Gas Group or otherwise select a methodology different than the Proxy Capital Structure. The capital structure employed for ratemaking purposes directly affects the overall rate of return of a rate regulated enterprise.

     The FERC has jurisdiction over MGS, as a natural gas company, within the meaning of the Natural Gas Act. The FERC jurisdiction relates, among other things, to the acquisition, operation and disposal of assets and facilities and to service provided and rates charged. In July 1993, MGS submitted a notice of rate change with the FERC to revise its operation and maintenance expenses for 1993 and began collecting the revised rates subject to refund and a hearing in February 1994. In June 1994, the FERC approved a stipulation and agreement in full settlement of the rate proceeding which provides MGS with an estimated increase in annual revenues of $20 million.

     The gas costs of the Consumers Gas Group are reviewed by the MPSC in a two-part gas cost recovery ("GCR") process which provides both advance and after-the-fact reviews of gas costs and supply arrangements. The MPSC allows recovery through rates of CMS Energy's cost of gas sold if, and to the extent that, the MPSC finds such costs reasonable and prudent on a forecasted basis. Then, in a reconciliation after each GCR year is completed, a review of actual gas costs and supply arrangements determines whether overcollections or undercollections have occurred and, depending on the result, a refund or surcharge, including interest, is ordered.

     In 1992, the FERC issued Order 636 ("Order 636") which makes a number of significant changes to the structure of the services provided by interstate natural gas pipelines. Order 636 requires interstate pipeline companies to "unbundle" their sales, transportation and storage services. As a result, the Consumers Gas Group, like other local natural gas distribution companies, has been required to incur separate charges for firm transportation service, gas storage services, and gas sales services provided by the interstate pipelines. These costs were previously bundled together and charged only to firm sales service customers. In addition, while local gas distribution companies were obligated to retain the firm transportation obligations of their former firm sales contracts, they were permitted to abrogate their firm gas purchase obligations in favor of purchasing gas from one or more third party gas suppliers. Thus, the Consumers Gas Group now has a greater direct responsibility to plan and contract for the quantity, price, reliability and character of the services it requires.

     In addition, Order 636 authorized local natural gas distribution companies, such as the Consumers Gas Group, to release their firm transportation capacity on interstate pipelines on a short-term or long-term basis to third parties, thereby enabling such local natural gas distribution companies to minimize the cost of holding firm transportation capacity, during periods of time when such capacity is under-utilized, by enabling them to release the capacity for use by third parties.

     Order 636 also called for the commencement of individual interstate pipeline cases leading to implementation of restructuring for the 1993-94 winter heating season. The Gas Distribution Business is a significant purchaser of gas from an interstate pipeline, Trunkline, and is a major transportation customer of a number of pipelines. Through a settlement approved by the FERC and MPSC, the Consumers Gas Group will be allowed recovery of costs incurred in connection with the Trunkline restructuring. The effect of the transition costs relating to Consumers' agreements with ANR and Panhandle on the Consumer Gas Group is minimal.

     One of the major effects of Order 636 was the transfer of responsibility for acquiring gas supply from pipeline companies to the Consumers Gas Group and other local natural gas distribution companies. The responsibility for gas acquisition carries with it risks of price fluctuations in the market price of gas and the obligation to make cost-effective transportation and storage arrangements. The Gas Distribution Business requires sufficient firm transportation capacity on interstate pipelines and sufficient storage arrangements to meet peak day demand. To ensure this deliverability firm transportation and storage capacity must be available on a year-round basis and, it may be necessary to pay for peak capacity even during the summer months when there is substantially less demand for gas to fill that capacity. The Consumers Gas Group utilizes its substantial gas storage facilities to reduce such costs.

     Prior to Order 636, the FERC determined rates which bundled gas supply costs in with transportation and storage delivery costs as part of its regulation of pipeline rates. These federally-approved wholesale rates provided a partial "safe-harbor" that restricted state commission inquiry into purchasing practices. With increased local utility responsibility for gas procurements as a result of Order 636, the MPSC has reviewed the gas procurement decisions of the Consumers Gas Group and other gas utilities in Michigan in annual GCR cases. The MPSC has not found imprudent or disallowed for any other reason any costs incurred by the Consumers Gas Group for natural gas purchases, transportation or storage in GCR cases after promulgation of Order 636.

ENVIRONMENTAL MATTERS

     The Gas Distribution Business is subject to regulation with respect to environmental quality, including air and water quality, zoning and other matters, by various federal, state and local authorities. The following discussion relates to environmental matters which effect the Gas Distribution Business. Therefore, the outcome of these matters may effect the results of operations of the Consumer Gas Group. Capital expenditures for environmental projects attributable to the Gas Distribution Business were $8 million in 1993 and are estimated to be $6 million in 1994 and $7 million in 1995.

     Under Michigan's Environmental Response Act ("Environmental Response Act"), the Consumers Gas Group expects that it will ultimately incur clean-up costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which Consumers has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions.

     The Consumers Gas Group has prepared plans for remedial investigation/feasibility study for several of these sites to define the nature and extent of contamination at these sites and to determine which of several possible remedial action alternatives, including no action, may be required under the Environmental Response Act. The Michigan Department of Natural Resources has approved two of three plans for remedial investigation/feasibility study submitted by the Consumers Gas Group and is currently reviewing the third.

     The preliminary findings for the first remedial investigation/feasibility study completed in the first quarter of 1994 indicated that the expenditures for remedial action at this site are likely to be minimal. However, the Consumers Gas Group does not believe that a single site was representative of all of the sites. Data available to the Consumers Gas Group and its continued internal studies have resulted in an estimate of remedial action for all 23 sites of between $40 million and $140 million. These estimates are based on undiscounted 1994 costs. At September 30, 1994, the Consumers Gas Group has accrued a liability of $40 million, representing the minimum amount in the range. Any significant change in estimating assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial costs for the sites.

     The Consumers Gas Group believes that remedial costs will be recovered in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial costs for another Michigan gas utility as part of a gas rate case. In that proceeding, the MPSC determined that prudent investigation and remedial costs could be deferred and amortized over 10-year periods. In order to be recovered in rates, prudent unamortized costs must be approved by the MPSC in a rate case. Any costs amortized in years prior to filing a rate case may not be recoverable. The MPSC stated that the length of the amortization period may be reviewed from time to time, but any revisions would be prospective. The order further provided that the prudency review would include a review of the utility's attempts to obtain reimbursement from others. The MPSC has also approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remediation costs. Accordingly, Consumers has recorded a regulatory asset for the same amount as the accrued liability for anticipated recovery of these investigation and remedial clean-up costs.

     The Consumers Gas Group has initiated discussions with certain insurance companies with regard to coverage for some or all of the costs which may be incurred for these sites.

     MGS has determined that it is liable for cleaning up contamination at its Muskegon River Compressor Station. The estimated cost of this clean-up effort is $2.7 million. As of December 31, 1993, this amount was accrued and recorded as a deferred liability. A corresponding regulatory asset was established, as MGS believes the cost of a clean-up will be collectible through utility rates. In early 1994, MGS identified an additional compressor site which it believes has some contamination. The investigation is in the early stages and MGS will seek to recover these costs, as well, through utility rates, as it believes any expenditures associated with this clean-up would be legitimate costs of doing business. Based on information known by management, MGS believes that it is unlikely that its liability at any of the known contamination sites will have a material adverse effect on the financial position or results of operations of the Consumers Gas Group.

CAPITAL EXPENDITURES

     The Consumers Gas Group currently estimates capital expenditures, including new lease commitments, will be $132 million for 1994, $125 million for 1995 and $115 million for 1996. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment of $25 million, $14 million and $14 million for 1994, 1995 and 1996, respectively. Management believes these estimates are reasonable.

LEGAL PROCEEDINGS

     The Gas Distribution Business is subject to regulation by various federal, state and local authorities and may be the subject of legal action by third parties. The following discussion relates to certain legal proceedings which affect the Gas Distribution Business. Therefore, the outcome of these proceedings may effect the results of operations of the Consumers Gas Group.

     MPSC CASE NO. U-10029 - INTRASTATE GAS SUPPLY. In November 1991, the Consumers Gas Group filed with the MPSC Case No. U-10029 seeking several kinds of relief with respect to a contract with one of its intrastate gas suppliers, North Michigan ("North Michigan"), including lowering a contract price. North Michigan filed an objection with the MPSC and in July 1992 filed a collateral case in Federal Court seeking an injunction to block the MPSC case. On April 8, 1993, the Federal Court dismissed North Michigan's suit. The U.S. Sixth Circuit Court of Appeals ("US Court of Appeals") upheld the lower Court's dismissal.

     On February 8, 1993, the MPSC issued an order granting the Consumers Gas Group's request to lower the price to be paid North Michigan under its contract. In March 1993, North Michigan filed an appeal of the MPSC's February 8, 1993 order with the Court of Appeals. In July 1993, consistent with the MPSC's February 8, 1993 Order, the Consumers Gas Group notified North Michigan that it planned to terminate the contract in November 1993. In early October 1993, North Michigan sought to have the US Court of Appeals stay such cancellation of the contract. The US Court of Appeals denied this request in late October 1993 and Consumers terminated the contract effective November 1, 1993. If the MPSC order is overturned, the Consumers Gas Group would have to pay North Michigan higher contract costs for purchases in 1993 which may not be authorized by the MPSC for recovery from Consumers' customers. Should North Michigan obtain a favorable decision on all of the issues on appeal, including the Consumers Gas Group's termination of the contract in 1993, the Group's total remaining exposure would be $24 million, for which a loss has been accrued. The Consumers Gas Group cannot predict the outcome of this appeal.

     GAS SUPPLIER DISPUTE. On September 1, 1993, the Consumers Gas Group commenced gas purchases from Trunkline under a continuation of a prior sales agreement at a reduced price compared to prior gas sales. Eight direct gas suppliers of Consumers Gas Group, who had their contract price tied to the price Consumers pays Trunkline, have claimed that the reduced Trunkline gas cost was not a proper reference price under their contracts with Consumers. Lawsuits were pending in which the suppliers were seeking open pricing and/or renegotiation of the pricing provisions of their contracts. Certain of the suppliers also alleged that, absent successful renegotiation, they had the right to terminate their supply contracts with the Consumers Gas Group. Subsequently, Consumers and seven of the suppliers agreed to enter into new contracts at negotiated rates, with initial terms ranging from one to three years. Consumers and the remaining supplier agreed to terminate their existing contract. The Consumers Gas Group believes that the terms of such settlements will not have a material adverse effect on it.

     CMS ENERGY'S EXEMPTION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. CMS Energy is exempt from registration under PUHCA. In December 1991, the Attorney General and the MMCG filed a request with the Commission for the revocation of CMS Energy's exemption. In April 1992, the MPSC filed a statement with the Commission that recommended that the Commission impose certain conditions on CMS Energy's exemption. CMS Energy has vigorously opposed the proposed exemption revocation and/or modification, primarily on the grounds that the matters complained of by the Attorney General and MMCG have all been addressed and resolved in proceedings before other regulatory and judicial authorities, primarily at the State level, with the Attorney General and MMCG participating.

     Should the Commission revoke CMS Energy's current exemption from registration under PUHCA, CMS Energy could either become a registered holding company or be granted a new exemption, possibly subject to conditions similar to those recommended by the MPSC. Registration under PUHCA could require divestment by CMS Energy of either the Gas Distribution Business or electric utility business conducted by Consumers by some future date following registration. As a registered company, CMS Energy could also be precluded from engaging in businesses that are not functionally related to its utility operations; in addition, the Commission approval would be required for the issuance of securities by CMS Energy and its subsidiaries. If divestiture of the Gas Distribution Business or Consumer's electric utility business ultimately were required, the effect on the Consumers Gas Group and CMS Energy would depend on the method of divestitures and the extent of the proceeds received, which cannot now be predicted.

     CMS Energy believes it will maintain the exemption. There has been no action taken by the Commission on this matter.

EMPLOYEES

     The Consumers Gas Group had approximately 3,284 employees at December 31, 1994. This total includes approximately 1,400 full-time operating, maintenance and construction employees who are represented by Utility Workers Union of America (AFL-CIO) (the "Union"). A collective bargaining agreement was negotiated between Consumers and the Union which became effective on June 1, 1992 and, by its terms, will continue in effect until June 1, 1995.

RECENT DEVELOPMENTS

     The following table sets forth selected financial information at December 31, 1994 and 1993 and for the years ended on such dates for the businesses attributed to the Consumers Gas Group. This information should be read in conjunction with the Consumers Gas Group Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations set forth elsewhere herein.

                                                                                           Year Ended
                                                                                           December 31,
                                                                                          ---------------
                                                                                           1994       1993
                                                                                           ----       ----
                                                                                        (unaudited)
                                                                                           In Millions
INCOME STATEMENT DATA:

Operating Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,151       $1,160
Pretax Operating Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  135       $  146
Net Operating Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   94       $  107
Net Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   53       $   66

BALANCE SHEET DATA:

Net Plant and Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  994       $  931
Total Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,673       $1,628
Total Debt (excluding current maturities) . . . . . . . . . . . . . . . . . . . . . . .  $  525       $  485
Stockholders' Equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  317       $  288

        In the opinion of the management of CMS Energy, all adjustments requires have been recorded in order to fairly reflect the financial condition of the Consumers Gas Group as of such dates and the results of operations of the Gas Distribution Business for such years.

        The 1994 results of operations were adversely affected by unseasonably warm weather in November and December 1994, in the service area of the Gas Distribution Business, resulting in gas sales and gas transported in the fourth quarter totalling 111 Bcf, a 12 percent decrease from the corresponding 1993 level.

                              CONSUMERS GAS GROUP
               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated financial data of the Consumers Gas Group presented below for the nine months ended September 30, 1994 and 1993 were derived from the Consumers Gas Group Financial Statements contained elsewhere herein. The selected income statement data for each of the years in the three-year period ended December 31, 1993 and the balance sheet data as of December 31, 1993, 1992 and 1991 were derived from the Consumers Gas Group Financial Statements contained elsewhere herein which have been audited by Arthur Andersen LLP, independent public accountants. The following selected consolidated financial and operating data reflect the results of operations and certain financial and operating data of the businesses attributed to the Consumers Gas Group and should be read in conjunction with "Use of Proceeds," Consumers Gas Group Financial Statements, "Consumers Gas Group -- Management's Discussion and Analysis of Financial Condition and Results of Operation," "Business of the Consumers Gas Group," CMS Energy's Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The pro forma net income data reflects the sale and issuance of 5 million shares of Class G Common Stock (representing 20% of the equity in the Consumers Gas Group) as if the sale occurred on January 1, 1993. The net proceeds of the Offering will be used initially to retire a portion of CMS Energy debt, none of which is attributable to the Consumers Gas Group. Accordingly, other than with respect to net income and earnings per share applicable to outstanding Class G Common Stock shareholders, no pro forma adjustments were necessary to Consumers Gas Group's historical financial statements to give effect to the transactions described above.

                              CONSUMERS GAS GROUP
              SELECTED CONSOLIDATED FINANCIAL AND OPERATIONS DATA

                                                             Nine Months Ended
                                                               September 30,         Years Ended December 31,
                                                             -----------------      -------------------------
                                                             1994       1993       1993       1992       1991
                                                             ----       ----       ----       ----       ----
                                                          (Unaudited)
                                                                     Dollars in Millions, except as noted

INCOME STATEMENT DATA:

  OPERATING REVENUE . . . . . . . . . . . . . . .           $  837     $  809     $1,160     $1,126     $1,061
                                                            ------     ------     ------     ------     ------

  OPERATING EXPENSES
       Operation
         Cost of gas sold . . . . . . . . . . . .           $  475     $  473     $  678     $  673     $  677
         Other  . . . . . . . . . . . . . . . . .              137        125        171        177        172
                                                            ------     ------     ------     ------     ------

           Total operation  . . . . . . . . . . .           $  612     $  598     $  849     $  850     $  849
       Maintenance  . . . . . . . . . . . . . . .               29         25         38         37         27
       Depreciation, depletion and amortization .               51         49         73         76         70
       General taxes  . . . . . . . . . . . . . .               39         41         54         54         51
                                                            ------     ------     ------     ------     ------

           Total operating expenses . . . . . . .           $  731     $  713     $1,014     $1,017     $  997
                                                            ------     ------     ------     ------     ------

  PRETAX OPERATING INCOME . . . . . . . . . . . .           $  106     $   96     $  146     $  109     $   64
  INCOME TAXES  . . . . . . . . . . . . . . . . .               32         27         39         35          2
                                                            ------     ------     ------     ------     ------

  NET OPERATING INCOME  . . . . . . . . . . . . .           $   74     $   69     $  107     $   74     $   62
                                                            ------     ------     ------     ------     ------

  OTHER INCOME (DEDUCTIONS)
       Other income taxes, net  . . . . . . . . .           $    -     $    1     $    1     $    1     $   (2)
       Other, net . . . . . . . . . . . . . . . .               (1)        (2)        (3)        (4)         5
                                                            ------     ------     ------     ------     ------

           Total other income (deductions)  . . .           $   (1)    $   (1)    $   (2)    $   (3)    $    3
                                                            ------     ------     ------     ------     ------

  FIXED CHARGES
       Interest on long-term debt . . . . . . . .           $   22     $   22     $   31     $   28     $   41
       Other interest . . . . . . . . . . . . . .                3          4          7          1         21
       Capitalized interest . . . . . . . . . . .                -          -         (1)         -          -
       Preferred dividends  . . . . . . . . . . .                3          1          2          2          2
                                                            ------     ------     ------     ------     ------

           Net fixed charges  . . . . . . . . . .           $   28     $   27     $   39     $   31     $   64
                                                            ------     ------     ------     ------     ------

Net Income                                                  $   45     $   41     $   66     $   40     $    1
                                                            ======     ======     ======     ======     ======

Net income applicable to outstanding
  Class G common stock - Pro Forma  . . . . . . .           $    9                $   13

Earnings per share applicable to outstanding
  Class G common stock - Pro Forma  . . . . . . .           $ 1.80                $ 2.60
                                                            ------                ------



BALANCE SHEET DATA:

  Net plant and property  . . . . . . . . . . . .           $  968     $  908     $  931     $  846     $  806

  Total assets  . . . . . . . . . . . . . . . . .           $1,625     $1,604     $1,628     $1,574     $1,332

  Long-term debt, excluding current maturities  .           $  343     $  373     $  376     $  392     $  310

  Notes payable . . . . . . . . . . . . . . . . .           $  110     $  143     $  109     $   23     $   75

  Other liabilities . . . . . . . . . . . . . . .           $  861     $  888     $  910     $  856     $  737

  Common stockholders' equity                               $  325     $  288     $  288     $  269     $  229

OTHER FINANCIAL AND OPERATING DATA:

  Cash flows from operations (in millions)  . . .           $  117     $   (2)    $   80     $  106     $  180

  Sales and transportation deliveries (Bcf) (a) .              283        269        389        364        339

  Customers (in thousands)  . . . . . . . . . . .            1,428      1,406      1,423      1,402      1,382

  Average sales rate ($/mcf)                                $ 4.51     $ 4.61     $ 4.46     $ 4.55     $ 4.58

_________________________________________________
(a)  Excludes off-system transportation services.

                              CONSUMERS GAS GROUP
               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS


         The unaudited pro forma condensed statements of income for the nine months ended September 30, 1994 and for the year ended December 31, 1993 reflect the sale and issuance of 5 million shares of Class G Common Stock (representing 20% of the equity in the Consumers Gas Group) as if the sale occurred on January 1, 1993. The net proceeds of the Offering will be used to retire CMS Energy bank debt, none of which was attributable to the Consumers Gas Group. Accordingly, other than with respect to net income and net income per share available to outstanding Class G Common Stock shareholders, no pro forma adjustments were necessary to the Consumers Gas Group's historical financial statements to give effect to the transactions described above.

         The unaudited pro forma condensed financial statements should be read in conjunction with "Use of Proceeds," Consumers Gas Group Financial Statements, "Consumers Gas Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business of the Consumers Gas Group," CMS Energy's Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The unaudited pro forma condensed financial statements are not necessarily indicative of results that would have occurred if the transactions described above occurred or the capital structure of the Consumers Gas Group was in effect for the periods indicated, or of the financial condition or results of the Consumers Gas Group for any future date or period.

                              CONSUMERS GAS GROUP
               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME


                                   Nine Months Ended September 30, 1994       Year Ended December 31, 1993
                                   Historical  Adjustments    Pro Forma   Historical  Adjustments    Pro Forma
                                   ----------  -----------    ---------   ----------  -----------    ---------
                                                   In Millions, Except Per Share Amounts
Operating revenue                 $  837                     $  837       $1,160                    $1,160
                                  ------        ------       ------       ------       ------       ------

Operating expenses
  Operation
    Cost of gas sold                 475                        475          678                       678
    Other                            137                        137          171                       171
                                  ------        ------       ------       ------       ------       ------

      Total operation                612                        612          849                       849
  Maintenance                         29                         29           38                        38
  Depreciation, depletion and
   amortization                       51                         51           73                        73
  General taxes                       39                         39           54                        54
                                  ------        ------       ------       ------       ------       ------

      Total operating expenses       731                        731        1,014                     1,014
                                  ------        ------       ------       ------       ------       ------

Pretax operating income              106                        106          146                       146
Income taxes                          32                         32           39                        39
                                  ------        ------       ------       ------       ------       ------

Net operating income                  74                         74          107                       107
                                  ------        ------       ------       ------       ------       ------

Other income (deductions)             (1)                        (1)          (2)                       (2)
                                  ------        ------       ------       ------       ------       ------

Fixed Charges
  Interest on long-term debt          22                         22           31                        31
  Other interest                       3                          3            7                         7
  Capitalized interest                 -                          -           (1)                       (1)
  Preferred dividends                  3                          3            2                         2
                                  ------        ------       ------       ------       ------       ------

      Net fixed charges               28                         28           39                        39
                                  ------        ------       ------       ------       ------       ------

Net income                        $   45                     $   45       $   66                    $   66
                                  ======        ======       ======       ======       ======       ======

Net income available to
 CMS Energy shareholders
 through Retained Interest        $   45       $   (9)(b)    $   36(a)    $   66       $  (13)(b)   $   53(a)
                                  ======       =======       ======       ======       =======      ======

Net income available to
 Class G Common Stock
 shareholders                     $    -       $    9(b)     $    9       $    -       $   13(b)    $   13
                                  ======       ======        ======       ======       =======      ======

Net income per share
 available to Class G
 Common Stock
 shareholders                     $    -       $ 1.80(a)(c)  $ 1.80       $    -       $ 2.60(a)(c) $ 2.60
                                  ======       ======        ======       ======       =======      ======

________________________

(a) Assumes the rights to 80% of the earnings of the Consumers Gas Group to be retained by the holders of CMS Energy Common Stock.

(b) Assumes the rights to 20% of the earnings of the Consumers Gas Group to be available to the holders of Class G Common Stock as a result of the Offering.

(c) Assumes 5 million shares of Class G Common Stock outstanding which represent 20% of the rights to the earnings of the Consumers Gas Group.

                              CONSUMERS GAS GROUP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

   CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving most of the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non- utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to end users, and 4) storage and transmission of natural gas.

   In September 1994, management announced that Consumers is being internally reorganized into separate electric utility and gas utility strategic business units. The restructuring, effective January 1, 1995, while not affecting Consumers' consolidated financial statements or corporate legal form, is designed to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. Management believes that the strategic business unit structure will allow each unit to focus more on its own profitability and growth potential, and will ultimately, in the long term, result in lower overall costs.

   CMS Energy is seeking shareholder approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy. The new class of Common Stock, designated Class G Common Stock, is intended to, and, if and after any shares of Class G Common Stock are issued, will, reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (such business, collectively, will be attributed to the Consumers Gas Group). The existing CMS Energy Common Stock will continue to be outstanding and, if and after any shares of Class G Common Stock are issued by CMS Energy, will be intended to reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock.

   If the shareholders of CMS Energy approve the proposed amendment to the Articles of Incorporation, CMS Energy may, subject to prevailing market and other conditions, offer shares of Class G Common Stock for sale for cash in the Offering. The net proceeds of such offering would be invested in the businesses of CMS Energy and used for its general corporate purposes. Such net proceeds will be used initially to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). Shares of Class G Common Stock intended to represent approximately ___ percent of the common stockholders' equity value attributed to the Consumers Gas Group are being offered to the public in the Offering. Additional authorized shares of Class G Common Stock could be offered by CMS Energy in the future at the discretion of the Board of Directors and without further shareholder approval.

   Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies described in this discussion have a long-standing basis and have historically been used in proceedings conducted before the MPSC. The financial statements for Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect its financial position, results of operations and cash flows. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to the Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management allocated to the Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, other operations and maintenance ("O&M") expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes the attributions are reasonable.

   Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of common stock. Therefore, the creditors of CMS Energy are unaffected by the implementation of the Consumers Gas Group, because all assets of the corporation remain available to satisfy all liabilities. The holders of CMS Energy Common Stock and the Class G Common Stock will be subject to all risks associated with investments in CMS Energy. Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but
rather have rights in the equity and assets of CMS Energy.   Accordingly, CMS
Energy's consolidated financial statements and related notes should be read in conjunction with these financial statements.

   Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends will be payable out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount.

   Dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70% to 85% of annual earnings available for dividends on common stock.

   CMS Energy, in the sole discretion of its Board of Directors, could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

   The availability and amount of dividends payable with respect to the Class G Common Stock could be adversely effected by the other businesses of CMS Energy. While CMS Energy believes that all of its operations are conducted in accordance with industry and regulatory standards, it is possible that the results of operations of these businesses could impact the level of, or eliminate CMS Energy's ability to pay dividends on, the Class G Common Stock.

   For further information regarding the CMS Energy stock proposal, including additional dividend information, voting, liquidation and potential tax issues, see Notes 2, 6 and 11 of Notes to Financial Statements of Consumers Gas Group (hereafter referred to as the "Consumers Gas Group Notes") included elsewhere herein.

EARNINGS

   Net income for the Consumers Gas Group totaled $45 million for the nine months ended September 30, 1994, compared to $41 million for the nine months ended September 30, 1993. This increase reflects higher gas deliveries and more favorable regulatory recovery of gas costs, partially offset by higher costs related to operating and depreciation costs.

   Net income for the Consumers Gas Group in 1993 totaled $66 million, compared to $40 million in 1992 and $1 million in 1991. Improved earnings in 1993 reflect record-setting gas deliveries. For the year ended

December 31, 1993, gas sales and transportation volumes increased 7% from the corresponding 1992 level. Improved earnings in 1993 and 1992 reflect more favorable regulatory recovery of gas costs.

CASH POSITION, FINANCING AND INVESTING

   CMS Energy's primary ongoing source of operating cash is dividends from its principal subsidiaries. Consumers effected a quasi-reorganization as of December 31, 1992, which allowed it to resume paying common dividends (see Note 6 to the Financial Statements). Common dividends paid in 1993 totaled $133 million and an additional common dividend of $16 million was paid during the first quarter of 1994 from 1993 earnings. In addition, Consumers also paid $97 million in 1994 common dividends from current year earnings. In October 1994, Consumers declared a $36 million common stock dividend payable in November 1994. Consumers Gas Group's attributed portion of Consumers' total common dividend payments totaled $47 million for 1993 and $30 million for the first nine months of 1994. With the issuance of Class G Common Stock, all Consumers Gas Group dividends will be paid to Class G Common Stock shareholders or attributed to Retained Interest.

   The Consumers Gas Group's consolidated cash requirements are met by cash from operations and financing activities. In 1993 and 1992, the Consumers Gas Group's cash inflow from operations was derived mainly from Consumers' sale and transportation of natural gas. Cash from operations for 1993 primarily reflects Consumers' record-setting gas deliveries.

   During 1992, the Consumers Gas Group's cash from operations decreased as compared to 1991 primarily due to higher operational expenditures. In 1991, cash was generated primarily from operating activities.

Over the last three years, the Consumers Gas Group has used its consolidated cash to fund its gas utility construction expenditures, to improve the reliability of its gas utility transmission and distribution systems. It also has used its cash to retire portions of long-term securities and to pay cash dividends.

FINANCING ACTIVITIES

   Consumers manages its long-term debt on a centralized consolidated basis. During 1993, Consumers significantly reduced its future interest charges by retiring approximately $51 million of high-cost outstanding debt and refinancing approximately $573 million of other debt at lower interest rates. During the first quarter of 1994, Consumers redeemed first mortgage bonds totaling $100 million.

   In March 1994, Consumers issued and sold 8 million shares of Class A Preferred Stock (cumulative, without par value) with a stated annual dividend rate of 8.32%. Net proceeds of $193 million from the sale are being used for general corporate purposes, including debt retirement and improvements to Consumers' distribution systems. The Consumers Gas Group's attributed portion of the net proceeds totaled $42 million.

   In November 1994, Consumers entered into a new $400 million unsecured, variable rate, five-year term loan and subsequently used the proceeds to refinance its long-term credit agreement (see Note 6 of Consumers Gas Group Notes) and to reduce short-term borrowings.

INVESTING ACTIVITIES

   Capital expenditures for the Consumers Gas Group (excluding assets placed under capital lease) totaled $153 million, $107 million, and $68 million for the years ended 1993, 1992, and 1991, respectively. Capital expenditures totaled $83 million and $107 million for the nine months ended September 1994 and September 1993, respectively. These amounts primarily represent capital investments.

OUTLOOK

   CMS Energy currently estimates that capital expenditures for the Consumers Gas Group, including new lease commitments, will total $372 million over the next three years.


                                                                                Years Ended December 31,
                                                                          ------------------------------------
                                                                        1994              1995              1996
                                                                        ----              ----              ----
                                                                                       In Millions
Gas utility(1)                                                         $126             $120              $107
Michigan Gas Storage                                                      6                5                 8
                                                                       ----             ----              ----

                                                                       $132             $125              $115
                                                                       ====             ====              ====

(1) These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment of $25 million, $14 million and $14 million for 1994, 1995 and 1996, respectively.

        The Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments and other cash needs in the foreseeable future.

        Consumers, which generally manages its short-term financings on a centralized, consolidated basis, has several available sources of credit including unsecured, committed lines of credit totaling $185 million and a $470 million working capital facility. Consumers has requested FERC authorization to issue or guarantee up to $900 million in short-term debt through December 31, 1996. This is the same amount of short-term debt authorized through 1994. Consumers uses short-term borrowings to finance working capital, seasonal fuel inventory, and to pay for capital expenditures between long-term financings. Consumers also has an agreement permitting the sales of certain accounts receivable for up to $500 million. At September 30, 1994 and 1993, and December 31, 1993 and 1992, the Consumers Gas Group's attributed portion of receivables sold totaled $32 million, $25 million, $124 million and $52 million, respectively.

GAS UTILITY OPERATIONS

COMPARATIVE RESULTS OF OPERATIONS

        The Gas Distribution Business is subject to the regulatory jurisdiction of the MPSC with respect to utility rates. The earnings of the Consumers Gas Group depend substantially upon its ability to secure timely and appropriate rate relief for the Gas Distribution Business. Also, a major factor affecting Consumers Gas Group's results of operations is gas usage which is impacted by the weather, particularly with respect to residential and commercial customers who use natural gas primarily for space heating, and, to a lesser extent, industrial customers.

        GAS PRETAX OPERATING INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993: As summarized in the table below, the $10 million improvement in 1994 gas pretax operating income compared to 1993 reflects higher gas deliveries (both sales and transportation volumes) and the favorable resolution of a previously recorded gas cost contingency, partially offset by higher depreciation and gas operating costs which include $7.5 million of Statement of Financial Accounting Standards ("SFAS") 106 costs related to the gas settlement with the MPSC (see "Gas Utility Rates").

        GAS PRETAX OPERATING INCOME FOR THE YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991: As summarized in the table below, for 1993, pretax operating income increased $37 million compared to 1992. This increase reflects higher gas deliveries due to growth and colder temperatures, and more favorable regulatory recovery of gas costs related to transportation deliveries. During 1992, gas pretax operating income increased $45 million from the 1991 level, essentially for many of the same reasons as the 1993 period.

The following table quantifies the impact of the major reasons for the changes in gas pretax operating income for the nine months ended September 30, 1994 and 1993, and for the years ended December 31, 1993, 1992 and 1991:


                                                               Impact on Pretax Operating Income
                                                 -------------------------------------------------------------
                                                    Nine months ended        Year ended           Year ended
                                                      1994 compared         1993 compared        1992 compared
                                                       to 1993                to 1992              to 1991
                                                  ---------------------     ----------------      -----------------
                                                                              In Millions
Deliveries  . . . . . . . . . . . . . . . . . . . . .     $12                $17              $20
Regulatory recovery of gas costs  . . . . . . . . . .      14                 12               48
O&M, general taxes and depreciation . . . . . . . . .     (14)                 8             (23)
Other . . . . . . . . . . . . . . . . . . . . . . . .     (2)                 -                -
                                                          ---                ---              ---

Total Change                                             $ 10                $37              $45
                                                         ====                ===              ===

        GAS DELIVERIES: For the nine months ended September 30, 1994, gas sales and gas transported totaled 298 bcf, a 5.8% increase from the corresponding 1993 level due largely to record cold winter weather. For the year ended December 31, 1993 gas sales and gas transported totaled 411 bcf, a 6.9% increase from the corresponding 1992 period. This increase occurred in both firm sales and transportation deliveries. For the year ended December 31, 1992, gas sales and gas transported totaled 384 bcf, a combined 6.1% increase from 1991 deliveries.

The following table quantifies gas deliveries for the nine months ended September 30, 1994 and 1993, and for the years ended December 31, 1993, 1992 and 1991:

                                                      Nine months ended
                                                         September 30,           Years Ended December 31,
                                                         ---------------        ---------------------------
                                                      1994          1993        1993        1992        1991
                                                      ----          ----        ----        ----        ----
                                                                                 Bcf
Gas Sales . . . . . . . . . . . . . . . . .            173           165         245         234         222
Transportation deliveries . . . . . . . . .             52            50          71          66          62
Transportation for MCV  . . . . . . . . . .             58            54          73          64          55
Off-system transportation
  service . . . . . . . . . . . . . . . . .             15            13          22          20          23
                                                        --            --          --          --          --

  Total deliveries  . . . . . .     . . . .            298           282         411         384         362
                                                       ===           ===         ===         ===         ===

        COST OF GAS SOLD:    The cost of gas sold for the nine months ended
September 30, 1994 increased $2 million from the corresponding 1993 level. This increase reflects higher deliveries partially offset by lower costs per mcf. The lower costs per mcf are due to more favorable gas contracts with interstate suppliers, resulting from the impact of FERC Order 636, and the termination and expiration of high-cost contracts with certain Michigan gas producers. The moderate increase of $5 million in cost of gas sold when comparing years ended December 31, 1993 and 1992 resulted from the net impact of higher deliveries partially offset by gas pipeline refunds and reduced gas purchase costs. The decrease in cost of gas sold comparing the years ended December 31, 1992 and 1991 was $4 million.

GAS UTILITY RATES

        In July 1994, the MPSC approved an agreement previously reached between the MPSC staff and Consumers, to charge $10 million of costs for postretirement benefits computed under SFAS 106 against earnings over the last six months of 1994. This charge against earnings partially offset costs related to state property taxes which have been reduced. The agreement was reached in response to an assertion by the MPSC staff that gas utility business earnings for 1993 were in excess of the currently authorized level. The agreement also provides for an additional $4 million of 1995-related SFAS 106 costs to be charged against 1995 earnings instead of being deferred. As part of the agreement, Consumers committed to file a gas rate case before December 31, 1994, that will among other things incorporate cost increases, including costs for postretirement benefits computed under SFAS 106, into its retail gas rates. A final order is expected in late 1995. No assurance can be given as to the level of rates which will be authorized by the MPSC. Consumers' gas distribution business is currently authorized to earn a 13.25% rate of return on equity. Consumers' most recent rate filing for its electric utility business resulted in an authorized rate of return on equity of 11.75%. See
Note 14 of Consumers Gas Group notes for certain recent developments.

        In gas rate cases the MPSC determines, among other things, an appropriate capital structure, including equity, for the Gas Distribution Business and approves a rate of return on such equity. Because the Gas Distribution Business is part of Consumers, it does not have its own capital structure. Accordingly, in the most recent gas rate case decided by the MPSC relating to the Gas Distribution Business, the MPSC utilized a Proxy Capital Structure. It is possible that in future gas rate cases, the MPSC may use another methodology to determine the equity used for rate making purposes for the Consumers Gas Group or otherwise select a methodology different than the Proxy Capital Structure. The capital structure employed for ratemaking purposes directly affects the overall rate of return of a rate regulated enterprise.

        A dispute involving pricing under contracts Consumers had with eight direct gas suppliers has been resolved. The dispute revolved around whether the price Consumers pays Trunkline for gas was the proper reference price for these eight gas supply contracts. Consumers and seven of the suppliers have agreed to enter into new contracts, at negotiated rates, with initial terms ranging from one to three years. Consumers and the remaining supplier agreed to terminate their existing contract.

        In 1992, the FERC issued Order 636, which makes a number of significant changes to the structure of the services provided by interstate natural gas pipelines. Consumers is a significant purchaser of gas from an interstate pipeline (Trunkline) and is a major transportation customer of a number of pipelines. Through a settlement approved by the FERC and MPSC, Consumers will be allowed recovery of costs incurred in connection with the Trunkline restructuring. The effect of the transition costs relating to Consumers' agreements with ANR and Panhandle on Consumers is minimal.

        In July 1993, Michigan Gas Storage submitted a notice of rate change with the FERC to revise its operation and maintenance expenses for 1993 and update plant costs to reflect the addition of $27 million of new plant additions in 1993 and began collecting the revised rates designed to provide annual revenues of $22 million, subject to refund and a hearing in February 1994. In June 1994, the FERC approved a stipulation and agreement in full settlement of the rate proceeding, which provides Michigan Gas Storage with estimated annual revenues of $20 million. For further information regarding gas utility rates, see Note 3 to Consumers Gas Group Notes.

GAS ENVIRONMENTAL MATTERS

        Under Michigan's Environmental Response Act, Consumers expects that it will ultimately incur clean-up costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which it has a partial or no current ownership interest. Parties other than

Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions.

        Consumers has prepared plans for remedial investigation/feasibility studies for several of these manufactured gas plant sites to define the nature and extent of contamination at these sites and to determine which of several possible remedial action alternatives, including no action, may be required under the Environmental Response Act. The Michigan Department of Natural Resources ("DNR") has approved two of three plans for remedial investigation/feasibility studies submitted by Consumers and is currently reviewing the third.

        The findings for the first remedial investigation indicate that the expenditures for remedial action at this site are likely to be minimal. However, Consumers does not believe that a single site is representative of all of the sites. Data available to Consumers and its continued internal review have resulted in an estimate for all costs related to remedial action for all 23 sites of between $40 million and $140 million. These estimates are based on undiscounted 1994 costs. At September 30, 1994, Consumers has accrued a liability of $40 million, representing the minimum amount in the range. Any significant change in assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial costs for the sites.

        Consumers believes that remedial costs are recoverable in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial costs for another Michigan gas utility as part of a gas rate case. In that proceeding, the MPSC determined that prudent investigation and remedial costs could be deferred and amortized over 10-year periods. In order to be recovered in rates, prudent costs must be approved in a rate case. Any costs amortized in years prior to filing a rate case may not be recoverable. The MPSC stated that the length of the amortization period may be reviewed from time to time, but any revisions would be prospective. The order further provided that the prudency review would include a review of the utility's attempts to obtain reimbursement from others. The MPSC has also approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remediation costs. Accordingly, Consumers has recorded a regulatory asset for the same amount as the accrued liability for anticipated recovery of these investigation and remedial clean-up costs. Consumers has initiated discussions with certain insurance companies regarding coverage for some or all of the costs which may be incurred for these sites. Consumers plans to seek recovery of remedial action costs in its gas rate case to be filed in 1994.

OTHER

        FIXED CHARGES: Fixed charges in 1993 for the Consumers Gas Group increased $8 million from 1992 and primarily reflect debt outstanding with higher rates of interest in 1993. The significant decrease in fixed charges in 1992 from 1991 primarily reflects Consumers' program aimed at significantly reducing its debt and the refinancing of debt at lower interest rates.

        PUBLIC UTILITY HOLDING COMPANY ACT EXEMPTION: CMS Energy is exempt from registration under PUHCA. However, the Attorney General and the MMCG have asked the Commission to revoke CMS Energy's exemption from registration under PUHCA. In April 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission; Consumers could ultimately be forced to divest either its electric or gas utility business; and CMS Energy would be restricted from conducting businesses that are not functionally related to the conduct of its utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA.

        NEW ACCOUNTING STANDARDS: In October 1994, the Financial Accounting Standards Board ("FASB") issued SFAS 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, and SFAS 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. Consumers is studying these statements, which are effective for year-end 1994 financial statements, but does not expect either statement will have a material impact on Consumers' financial position or results of operations.

                                   CMS ENERGY
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The selected consolidated financial information of CMS Energy presented below for and at the nine months ended September 30, 1994 and 1993 were derived from the CMS Energy Consolidated Financial Statements contained elsewhere herein. The selected consolidated income statement data for each of the years in the three-year period ended December 31, 1993 and the balance sheet data as of December 31, 1993 and December 31, 1992 were derived from the CMS Energy consolidated Financial Statements contained elsewhere herein which have been audited by Arthur Andersen LLP, independent public accountants. The following selected consolidated financial information should be read in conjunction with CMS Energy Consolidated Financial Statements, "CMS Energy--Unaudited Pro forma Condensed Consolidated Financial Statements" and "CMS Energy--Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                          Nine Months Ended
                                                          ------------------
                                                             September 30
                                                          -----------------
                                                          1994       1993         Years Ended December 31
                                                          ----       ----       -------------------------
                                                             (Unaudited)         1993       1992       1991
       (Millions of Dollars, Except As Noted)                                    ----       ----       ----
INCOME STATEMENT DATA:

  Operating Revenue                                      $2,705     $2,546     $3,482     $3,146     $2,998

  Pretax Operating Income                                $  408     $  351     $  439     $  231     $  261

  Net income (loss)                                      $  148     $  128     $  155     $ (297)    $ (276)(a)

  Earnings (loss) per average common share               $ 1.73     $ 1.60     $ 1.90     $(3.72)    $(3.44)(a)

  Average common shares outstanding (in thousands)       85,742     80,097     81,251     79,877     79,988

  Cash dividends declared per common share               $  .57     $  .42     $  .60     $  .48     $  .48
                                                         ------     ------     ------     ------     ------


BALANCE SHEET DATA:

  Net plant and property                                 $4,752     $4,495     $4,583     $4,326     $4,121

  Total assets                                           $7,161     $7,035     $6,964     $6,848     $6,194

  Long-term debt, excluding current maturities           $2,378     $2,621     $2,405     $2,725     $1,941

  Notes payable                                          $  401     $  564     $  259     $  215     $  708

  Other liabilities                                      $3,224     $3,309     $3,315     $3,135     $2,962
                                                         ------     ------     ------     ------     ------

  Common stockholders' equity                            $1,085     $  830     $  966     $  727     $1,060
                                                         ======     ======     ======     ======     ======

  (a) Includes an extraordinary loss of $14 million, after tax or $.18 per average common share.

                                   CMS ENERGY
               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS


      The unaudited pro forma condensed consolidated financial statements reflect adjustments to the capital structure of CMS Energy upon approval of the Class G Common Stock proposal and the subsequent issuance and sale of 5 million shares of Class G Common Stock and the use of the net proceeds to repay a portion of the debt of CMS Energy. The pro forma statements of income give effect to such transactions as if they occurred on January 1, 1993. The pro forma balance sheet gives effect to such transactions as if they had occurred on September 30, 1994.

      The unaudited pro forma condensed consolidated financial statements should be read in conjunction with CMS Energy's Consolidated Financial Statements and "CMS Energy--Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The unaudited pro forma condensed financial statements are not necessarily indicative of results that would have occurred if the transactions described above occurred or of the financial condition or results of CMS Energy for any future date or period.

                                   CMS ENERGY
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1994


In Millions                                                           Historical   Adjustments     Pro Forma
                                                                      ----------   -----------     ---------
Assets

Plant and property                                                       $8,717                      $8,717
Less accumulated depreciation, depletion and amortization                 4,244                       4,244
                                                                         ------                      ------

                                                                          4,473                       4,473
Construction work-in-progress                                               279                         279
                                                                         ------                      ------

Net plant                                                                 4,752                       4,752
Investments                                                                 468                         468
Current assets                                                              670                         670
Non-current assets                                                        1,271                       1,271
                                                                         ------                      ------

Total Assets                                                             $7,161                      $7,161
                                                                         ======                      ======


Stockholders' Investment and Liabilities

Common stockholders' equity                                              $1,085        $  100 (a)    $1,185
Preferred stock of subsidiary                                               356                         356
Long-term debt                                                            2,378          (100)(b)     2,278
Non-current portion of capital leases                                       118                         118
                                                                         ------                      ------

Total capitalization                                                      3,937             -         3,937
Current liabilities                                                       1,275                       1,275
Non-current liabilities                                                   1,949                       1,949
                                                                         ------                      ------

Total Stockholders' Investment and Liabilities                           $7,161             -        $7,161
                                                                         ======                      ======


(a) Reflects the issuance and sale of 5 million shares of Class G Common Stock, representing 20% of the equity attributable to the Consumers Gas Group.

(b) Reflects the use of the net proceeds of $100 million to repay a portion of the long-term debt of CMS Energy.

                                   CMS ENERGY
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME


In Millions,                       Nine Months Ended September 30, 1994       Year Ended December 31, 1993
                                   ------------------------------------   ------------------------------------
Except Per Share Amounts           Historical  Adjustments    Pro Forma   Historical  Adjustments    Pro Forma
                                   ----------  -----------    ---------   ----------  -----------    ---------
Operating revenue                     $2,705                    $2,705       $3,482                    $3,482
Operating expenses                     2,297                     2,297        3,043                     3,043
                                      ------                    ------       ------                    ------

Pretax operating income (loss)
  Electric utility                       281                       281          286                       286
  Gas utility                            106                       106          147                       147
  Oil and gas exploration
   and production                         11                        11            3                         3
  Independent power production            12                        12            5                         5
  Natural gas pipeline, storage
   and marketing                           8                         8            7                         7
  Other                                  (10)                      (10)          (9)                       (9)
                                      ------                    ------       ------                    ------

Total pretax operating income            408                       408          439                       439
Income taxes                              97       $    2 (a)       99           81       $    3 (a)       84
                                      ------       ---------    ------       ------       ---------    ------

Net operating income                     311           (2)         309          358           (3)         355
Other income (deductions)                  1                         1           31                        31
Fixed charges                            164       $   (7)(b)      157          234           (9)(b)      225
                                      ------       ---------    ------       ------       ---------    ------

Net income                            $  148       $    5 (c)   $  153       $  155       $    6 (c)   $  161
                                      ======       =========    ======       ======       =========    ======

Net income available to
 CMS Energy shareholder               $  148       $    5 (c)   $  144       $  155       $    6 (c)   $  148
                                                       (9)(d)                                (13)(d)
                                      ======       =========    ======       ======       =========    ======

Net income available to
 Class G shareholder                       -       $    9 (e)   $    9            -       $   13 (e)   $   13
                                      ======       =========    ======       ======       =========    ======

Average common shares outstanding
  CMS Energy stock                        86            -           86           81            -           81
                                      ======       =========    ======       ======       =========    ======
  Class G stock                            -            5 (f)        5            -            5 (f)        5
                                      ======       =========    ======       ======       =========    ======

Earnings per average common share
  CMS Energy stock                    $ 1.73       $ (.07)(g)   $ 1.66       $ 1.90       $ (.07)(g)   $ 1.83
                                      ======       =========    ======       ======       =========    ======
  Class G stock                            -       $ 1.80 (e)   $ 1.80            -       $ 2.60 (e)   $ 2.60
                                      ======       =========    ======       ======       =========    ======

Dividends declared per common share
  CMS Energy stock (h)                $  .57            -       $  .57       $  .60            -       $  .60
                                      ======       =========    ======       ======        ========    ======


(a) Assumes income taxes for the item discussed in (b) below, which were computed based upon the U.S. statutory tax rate.

(b) Assumes reduction in interest expense as a result of the reduction in a portion of CMS Energy debt outstanding with the net proceeds from the issuance and sale of Class G Common Stock, assuming a 9% interest rate.

(c) Assumes the increase in net income from items (a) and (b) above.

(d) Assumes the net income available to the holders of Class G Common Stock.

(e) Assumes the rights to 20% of the earnings of the Consumers Gas Group.

(f) Assumes the issuance and sale of 5 million shares of Class G Common Stock on January 1, 1993.

(g) Assumes the per share impact on CMS Energy Common Stock of items (c) and
    (d) above.

(h) CMS Energy Common Stock annual dividend was raised to $.84 per share ($.21 quarterly) to be effective with the third quarter 1994 dividend.

                                   CMS ENERGY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving most of the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to end-users, and 4) storage and transmission of natural gas.

         In September 1994, management announced that Consumers is being internally reorganized into separate electric utility and gas utility strategic business units. The restructuring, effective January 1, 1995, while not affecting Consumers' or CMS Energy's consolidated financial statements or corporate legal form, is designed to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. Management believes that the strategic business unit structure will allow each unit to focus more on its own profitability and growth potential, and will ultimately, in the long term, result in lower overall costs.

CMS ENERGY STOCK PROPOSAL

         CMS Energy is seeking shareholder approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy. This proposed new class of Common Stock, designated Class G Common Stock, is intended to, and, if and after any shares of Class G Common Stock are issued, will, reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (such businesses, collectively, will be attributed to the Consumers Gas Group). The existing CMS Energy Common Stock will continue to be outstanding and, if and after any shares of Class G Common Stock are issued by CMS Energy, will be intended to reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock.

         If the shareholders of CMS Energy approve the proposed amendment to the Articles of Incorporation, CMS Energy may, subject to prevailing market and other conditions, offer shares of Class G Common Stock for sale for cash in the Offering. The net proceeds of such Offering would be invested in the businesses and used for general corporate purposes of CMS Energy. Initially, such net proceeds would be used to repay a portion of the debt of CMS Energy (none of which is attributed to the Consumers Gas Group). Shares of Class G Common Stock intended to represent approximately ___ percent of the common stockholders' equity value attributed to the Consumers Gas Group are being offered in the Offering. Additional authorized shares of Class G Common Stock could be offered by CMS Energy in the future at the discretion of the Board of Directors and without further shareholder approval.

         Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity attributed to the Consumers Gas Group, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of common stock.

         Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends will be payable out of the lesser of (i) the assets of CMS Energy legally available therefore and (ii) the Available Class G Dividend Amount.

         Dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70 percent to 85 percent of annual earnings available for dividends on common stock.

         CMS Energy, in the sole discretion of its Board of Directors, could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business on the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class A Common Stock.

         In May 1994, the Board of Directors of CMS Energy approved a 17 percent increase in the CMS Energy Common Stock dividend, raising the annual rate to $.84 per share from $.72 per share. The increase was effective with the dividend payment in August 1994.

         For further information regarding the CMS Energy stock proposal, including additional dividend information, voting, liquidation and potential tax issues, see Notes 2, 8 and 13 of the Notes to Consolidated Financial Statements of CMS Energy (hereinafter referred to as the "CMS Energy Notes").

CONSOLIDATED EARNINGS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993

         Consolidated net income totaled $148 million or $1.73 per share for the nine months ended September 30, 1994, compared to $128 million or $1.60 per share for the nine months ended September 30, 1993. The increased net income reflects increased electric utility sales resulting from increased motor vehicle production, increased levels of employment and the overall strong economic expansion in Consumers' service territory. Also, the increased net income reflects increased gas utility deliveries due largely to record cold winter weather. Furthermore, net income benefited from a mid-May 1994 electric rate increase and additional earnings from the growth of non-utility businesses.

CONSOLIDATED EARNINGS FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

         Consolidated net income for 1993 totaled $155 million or $1.90 per share, compared to net losses of $297 million or $3.72 per share in 1992 and $276 million or $3.44 per share in 1991. The increased net income reflects the Settlement Order related to power purchases from the MCV Partnership. Earnings also reflect record-setting utility electric sales and gas deliveries and additional earnings from the growth of non-utility businesses.

CASH POSITION, FINANCING AND INVESTING

         CMS Energy's primary ongoing source of operating cash is dividends from its principal subsidiaries. Consumers effected a quasi-reorganization as of December 31, 1992, which allowed it to resume paying common dividends (see
Note 8 to the Consolidated Financial Statements). Common dividends paid in 1993 totaled $133 million. In 1994, Consumers paid an additional common dividend of $16 million during the first quarter of 1994 from 1993 earnings and $97 million attributable to current year earnings through

September 30, 1994. In October 1994, Consumers declared a $36 million common stock dividend payable in November, 1994. In 1993, CMS Energy also received cash dividends of $11 million from its non-utility subsidiaries. CMS Energy paid $49 million in cash dividends to common shareholders compared to $38 million in 1992. The $11 million increase reflects an annual increase of $.24 per share commencing third quarter 1993.

         CMS Energy's consolidated operating cash requirements are met by its operating and financing activities. In 1993 and 1992, CMS Energy's consolidated cash inflow from operations was derived mainly from Consumers' sale and transportation of natural gas and its generation, sale and transmission of electricity, and from CMS NOMECO Oil & Gas Co.'s, a wholly-owned subsidiary of Enterprises ("NOMECO"), sale of oil and natural gas. Consolidated cash from operations for 1993 primarily reflects Consumers' increased electric sales and gas deliveries and reduced after-tax cash shortfalls resulting from Consumers' purchases of power from the MCV Partnership. Consolidated cash from operations for the first nine months of 1994 primarily reflects the benefits of Consumers' increased electric sales and significantly higher gas deliveries.

         During 1992, CMS Energy's cash from operations decreased as compared to 1991 primarily due to higher operational expenditures and reduced electric rates. In 1991, CMS Energy generated cash primarily from its consolidated operating and investing activities, including $859 million of net proceeds from the sale of a majority of the leverage-lease financing of the MCV Facility, and tax-exempt pollution control revenue bonds ("PCRBs," and collectively, the "MCV Bonds").

         Over the last three years, CMS Energy has used its consolidated cash to fund its extensive utility construction expenditures, to improve the reliability of its utility transmission and distribution systems and to expand its non-utility businesses. It also has used its cash to retire portions of long-term securities and to pay cash dividends.

FINANCING ACTIVITIES

         In October 1993, CMS Energy issued 4.6 million shares of common stock at a price of $26 5/8. The net proceeds of $119 million were used to reduce existing debt and for general corporate purposes. During 1993, Consumers significantly reduced its future interest charges by retiring approximately $51 million of high-cost outstanding debt and refinancing approximately $573 million of other debt at lower interest rates.

         In January 1994, CMS Energy filed a shelf registration statement with the Commission permitting the issuance and sale of up to $250 million of GTNs. The net proceeds are being used to reduce the amount of Series B Notes outstanding and for general corporate purposes. As of November 4, 1994, CMS Energy had issued approximately $80 million of GTNs with interest rates ranging from 6.75 to 7.75 percent and reduced the principal amount of Series B Notes outstanding by $95 million.

         On July 29, 1994, CMS Energy refinanced its $220 million Secured Credit Facility, entered into in November 1992 (the "Secured Credit Facility"), with a new $400 million Credit Facility and extended the termination date to June 30, 1997. At October 31, 1994, $129 million was outstanding at a weighted average interest rate of 6.4 percent. On October 6, 1994, CMS Energy filed a shelf registration statement for the offering and issuance of up to two million shares of CMS Common Stock. As described in the Commission filing, the shares may be offered and issued in connection with acquisitions of energy-related businesses and assets.

         In March 1994, Consumers issued and sold 8 million shares of Class A Preferred Stock (cumulative, without par value) with a stated annual dividend rate of 8.32 percent. Net proceeds of $193 million from the sale are targeted for general corporate purposes, including debt retirement and improvements to Consumers' distribution systems.

         During February and March 1994, Consumers continued to reduce its future interest charges by retiring $100 million of high-cost first mortgage bonds. In November 1993, NOMECO amended the terms of its loan agreement and increased the amount to $110 million. For further information, see Note 8 of CMS Energy Notes.

         In November 1994, Consumers entered into a new $400 million unsecured, variable rate, five-year term loan and subsequently used the proceeds to refinance its long-term credit agreement (see Note 8) and to reduce short-term borrowings.

INVESTING ACTIVITIES

         Capital expenditures (excluding assets placed under capital lease), deferred demand-side management ("DSM") costs and investments in unconsolidated subsidiaries totaled $708 million, $525 million, $460 million and $502 million in 1993, 1992, and the first nine months of 1994 and 1993, respectively. CMS Energy's expenditures in 1993 for its utility, independent power production, oil and gas exploration and production, and gas transmission and marketing business segments were $503 million, $110 million, $81 million and $14 million, respectively and $318 million and $142 million for the first nine months of 1994 for its utility and non-utility businesses, respectively.

         In December 1993, Consumers sold $309 million of MCV Bonds it held and used the net proceeds to temporarily reduce short-term borrowings and ultimately plans to reduce long-term debt and to finance its construction program.

OUTLOOK

         CMS Energy estimates that capital expenditures, including DSM and new lease commitments, will total approximately $2.2 billion for the years 1994 through 1996. Cash generated by operations is expected to satisfy a substantial portion of capital expenditures. Additionally, CMS Energy will continue to evaluate capital markets in 1994 and 1995 as a potential source of financing its subsidiaries' investing activities. The following estimates for electric and gas utility reflect Consumers' current outage schedules for its nuclear plants and construction expenditures to be included in its electric and gas rate requests which are expected to be filed with the MPSC in late 1994. For independent power production, and oil and gas exploration and production, the following estimates for 1994 include acquisition costs relating to HYDRA-CO, an independent power production subsidiary of Niagara Mohawk Power Corporation ("HYDRA-CO") and the contemplated acquisition of Walter International, Inc., a Texas corporation ("Walter"), respectively.

                                                                                                   In Millions
Years Ended December 31                                                1994             1995              1996
                                                                       ----             ----              ----
Electric utility                                                      $ 347            $ 333             $ 255
Gas utility                                                             132              125               115
Oil and gas exploration and production                                  162               85               100
Independent power production                                            186              166               146
Natural gas pipeline, storage and marketing                              36               24                29
                                                                      -----            -----             -----

                                                                      $ 863            $ 733             $ 645
                                                                      =====            =====             =====

        CMS Energy is required to redeem or retire approximately $796 million of long-term debt during 1994 through 1996. Cash generated by operations is expected to satisfy a substantial portion of these capital expenditures and debt retirements. Additionally, CMS Energy will evaluate the capital markets in 1994 as a source of financing its subsidiaries' investing activities.

        Consumers' short-term sources of credit include a $470 million working capital facility and unsecured, committed lines of credit totaling $185 million. At September 30, 1994, Consumers had $300 million and $101 million, respectively, outstanding under these facilities. Consumers has also received FERC authorization to issue or guarantee up to $900 million in short-term debt through December 31, 1996. This is the same amount of short-term debt authorized through 1994. Consumers uses short-term borrowings to finance working capital, seasonal fuel inventory and to pay for capital expenditures between long-term financings. Consumers has an agreement permitting the sales of certain accounts receivable for up to $500 million. At September 30, 1994, receivables sold totaled $210 million as compared to $285 million at December 31, 1993.


ELECTRIC UTILITY OPERATIONS

COMPARATIVE RESULTS OF OPERATIONS

        ELECTRIC PRETAX OPERATING INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993: The $50 million improvement in 1994 electric pretax operating income compared to 1993 primarily is the result of increased electric system sales due in large part to Michigan's increased levels of employment and overall economic expansion and the May 1994 electric rate increase. Also, during the second quarter of 1994, Consumers recognized $11 million in revenue, related to DSM, based on having achieved all objectives agreed upon with the MPSC (see Note 5 of CMS Energy Notes).

        ELECTRIC PRETAX OPERATING INCOME FOR THE YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991: The improvement in 1993 pretax operating income compared to 1992 reflects an increase of $126 million relating to the resolution of the recoverability of Midland Cogeneration Venture ("MCV") power purchase costs under the PPA and increased electric system sales of $45 million, partially offset by higher costs to improve system reliability. The 1992 decrease of $66 million from the 1991 level primarily resulted from an increased emphasis on system reliability improvements and decreased electric rates resulting from the full-year impact of a mid-1991 rate decrease.

        The following table quantifies the impact of the major reasons for the changes in electric pretax operating income for the nine months ended September 30, 1994 and 1993, and for the years ended December 31, 1993, 1992 and 1991:

                                                                                                 In Millions
                                                                           Impact on Pretax Operating Income
                                          ------------------------------------------------------------------
                                              Nine months ended            Year ended             Year ended
                                                  1994 compared         1993 compared          1992 compared
                                                        to 1993               to 1992                to 1991
                                          ---------------------        --------------          -------------
Sales                                                      $ 31                  $ 45                   $ (5)
Resolution of MCV power cost issues                           -                   126                      -
Rate increases and other regulatory issues                   29                     5                    (13)
O&M, general taxes and depreciation                         (10)                  (44)                   (48)
                                                           -----                  ----                  ----

Total Change                                               $ 50                  $132                   $(66)
                                                           ====                  ====                   ====


        ELECTRIC SALES: Electric system sales during the nine months ended September 30, 1994 totaled 24.8 billion kilowatt-hours ("kWh"), a 4.8 percent increase from 1993 levels. During the nine month 1994 period, residential and commercial sales increased 2.7 percent and 3.0 percent respectively, while industrial sales increased 7.6 percent.

        Electric system sales in 1993 totaled a record 31.7 billion kWh, a 3.8 percent increase from 1992 levels. In 1993, residential and commercial sales increased 3.4 percent and 3.0 percent, respectively, while industrial sales increased 6.5 percent. Growth in the industrial sector was the strongest in the auto-related segments of fabricated and primary metals and transportation equipment. Electric system sales in 1992 totaled 30.5 billion kWh, essentially unchanged from the 1991 levels.

        The following table quantifies electric sales by customer type for the nine months ended September 30, 1994 and 1993, and for the years ended December 31, 1993, 1992 and 1991:




                                                                                             Millions of kWh
                                                                                                 Years Ended
                                                       Nine Months Ended     --------------------------------
                                                           September 30,                        December 31,
                                                           -------------                        ------------
                                                      1994          1993        1993        1992        1991
                                                      ----          ----        ----        ----        ----
Residential                                          7,753         7,549      10,066       9,733       9,997
Commercial                                           6,920         6,718       8,909       8,652       8,692
Industrial                                           9,159         8,515      11,541      10,831      10,692
Sales for resale                                       964           869       1,142       1,292       1,311
                                                    ------        ------     -------     -------     -------

  System sales (a)                                  24,796        23,651      31,658      30,508      30,692
                                                    ======        ======      ======      ======      ======

(a) Excludes intersystem exchanges of power with other utilities through joint dispatching for the economic benefit of customers.

         POWER COSTS:   Power costs for the nine-month period ending September
30, 1994 totaled $723 million, a $50 million increase from the corresponding 1993 period. Power costs for 1993 totaled $908 million, a $31 million increase from the corresponding 1992 period. This increase primarily reflects greater power purchases from outside sources to meet increased sales demand and to supplement decreased generation at Palisades due to an extended outage. Power costs for 1992 totaled $877 million, a $17 million decrease as compared to 1991.

         OPERATION AND MAINTENANCE: Increases in other operation and maintenance expense for 1993 and 1992 reflected increased expenditures to improve electric system reliability.

         DEPRECIATION: The increased depreciation for 1993 reflects additional capital investments in plant. The 1992 increase resulted from higher depreciation rates, increased amortization of abandoned nuclear investment and increased nuclear plant decommissioning expense.

ELECTRIC UTILITY RATES

         POWER PURCHASES FROM THE MCV PARTNERSHIP: Consumers' obligations for purchase of contract capacity from the MCV Partnership under the PPA since 1992 follow:

                                                                                                      1995 and
Year                                                  1992             1993             1994        thereafter
- ----                                                  ----             ----             ----        ----------
MW                                                     915            1,023            1,132             1,240

        Since 1990, recovering capacity and fixed-energy costs for power purchased from the MCV Partnership has been a significant issue. Effective January 1, 1993, the Settlement Order allowed Consumers to recover from electric retail customers substantially all of the payments for its ongoing purchase of 915 MW of contract capacity from the MCV Partnership, significantly reducing the amount of future underrecoveries for these power costs. The Association of Business Advocating Tariff Equity ("ABATE") and the Attorney General have filed claims of appeal of the Settlement Order with the Court of Appeals.

        Prior to the Settlement Order, Consumers had recorded losses for underrecoveries from 1990 through 1992. In December 1992, Consumers recognized an after-tax loss of $343 million for the present value of estimated future underrecoveries of power costs under the PPA as a result of the Settlement Order, based on management's best estimates regarding the future availability of the MCV Facility, and the effect of the future power market on the amount, timing and price at which various increments of the capacity above the MPSC-authorized level could be resold. This loss included all fixed energy amounts at issue in the arbitration proceedings discussed below. Except for adjustments to the above loss to reflect the after-tax time value of money through accretion expense, no additional losses are expected unless actual future experience materially differs from management's estimates. The after-tax expense for the time value of money for the $343 million loss is estimated to be approximately $24 million in 1994, and various lower levels thereafter, including $22 million in 1995 and $20 million in 1996. Although the settlement losses were recorded in 1992, Consumers continues to experience cash underrecoveries associated with the Settlement Order. These after-tax cash underrecoveries were $59 million in 1993 and totaled $51 million for the first nine months of 1994. Consumers believes there is and will be a market for the resale of capacity purchases from the MCV Partnership above the MPSC-authorized level. If Consumers is unable to sell any capacity above the current MPSC-authorized level, future additional after-tax losses and after-tax cash underrecoveries could be incurred. Estimates for the next five years if none of the additional capacity is sold are as follows:


                                                                                        After-tax, In Millions
                                                                1994      1995       1996      1997       1998
                                                                ----      ----       ----      ----       ----
Expected cash underrecoveries                                    $65       $65        $62       $61        $ 8

Possible additional underrecoveries and losses (a)               $ 5       $20        $20       $22        $72
                                                                 ===       ===        ===       ===        ===


(a) If unable to sell any capacity above the MPSC's authorized level.


        The PPA, while providing for payment of a fixed energy charge, contains a "regulatory out" provision which permits Consumers to reduce the fixed energy charges payable to the MCV Partnership throughout the entire contract term if Consumers is not able to recover these amounts from its customers.

Consumers and the MCV Partnership have commenced arbitration proceedings under the PPA to determine whether Consumers is entitled to exercise its regulatory out regarding fixed energy charges on the portion of available MCV capacity above the current MPSC-authorized levels. An arbitrator acceptable to both parties has been selected and hearings are being conducted. If the arbitrator determines that Consumers cannot exercise its regulatory out, Consumers would be required to make these fixed energy payments to the MCV Partnership. The arbitration proceedings will also determine who is entitled to the fixed energy amounts for which Consumers did not receive full cost recovery during the years prior to settlement. Although Consumers intends to aggressively pursue its right to exercise the regulatory out, management cannot predict the outcome of the arbitration proceedings or any possible settlement of the matter. Accordingly, losses were recorded prior to 1993 for all fixed energy amounts at issue in the arbitration. At September 30, 1994, $25 million has been escrowed by Consumers and is included as a non-current asset in Consumers' financial statements. In December 1993, Consumers made an irrevocable offer to pay through September 15, 2007, fixed energy charges to the MCV Partnership on all kWh delivered by the MCV Partnership to Consumers from the contract capacity in excess of 915 MW, which represents a portion of the fixed energy charges in dispute. Consumers made the offer to facilitate the sale of the remaining MCV Bonds in 1993. See Note 19 of the CMS Energy Notes with regard to certain subsequent developments.

        The lessors of the MCV Facility have filed a lawsuit in federal district court against CMS Energy, Consumers and CMS Midland Holdings Company ("CMS Holdings"), a subsidiary of Midland Group, Ltd. ("MGL") (MGL is a subsidiary of Consumers). It alleges breach of contract, breach of fiduciary duty and negligent or willful misrepresentation relating to the MCV Partnership's failure to object to the Settlement Order in light of Consumers' interpretation of the Settlement Order, which is the subject of an arbitration between the MCV Partnership and Consumers. The action alleges damages in excess of $1 billion and seeks injunctive relief relative to Consumers' payments of the fixed energy charge. CMS Energy and Consumers believe that at all times they and CMS Holdings have conducted themselves properly and that the action is without merit. It appears from the complaint that a significant portion of the alleged damages represent fixed energy charges in dispute in the arbitration. CMS Energy and Consumers have requested that the lawsuit be dismissed for lack of jurisdiction and have commenced a lawsuit in Midland, Michigan, to address these issues. While management believes that the possibility of the alleged damages being awarded is remote, CMS Energy and Consumers are unable to predict the outcome of this issue. In addition, CMS Holdings has filed a lawsuit in a local circuit court seeking reimbursement of $7 million of certain tax indemnification payments made to its partners in the First Midland Limited Partnership ("FMLP") and owed to CMS Holdings. Consumers is unable to predict the outcome of this issue.

        In May 1994, Consumers was notified by the MCV that it was initiating arbitration proceedings under the PPA to determine whether the energy charge paid to the MCV is being properly calculated. Consumers believes that its calculation of the energy charge is correct. The amount in dispute, which relates to the period beginning in 1990 and continuing through the term of the PPA, is estimated by the MCV Partnership to total $8 million annually. The parties are in the process of selecting an arbitrator and establishing a schedule for arbitration. Consumers cannot predict the timing and outcome of these proceedings. For further information regarding power purchases from the MCV Partnership, see Note 4 of CMS Energy Notes.

        In July 1994, Consumers paid $30 million to terminate a power purchase agreement with a 65 MW coal-fired cogeneration facility being developed by Michigan Cogeneration Partners Limited Partnership ("Michigan Cogeneration Partners"). Consumers plans to seek MPSC approval to substitute 65 MW of less expensive contract capacity from the MCV Facility which Consumers is currently not authorized to recover from retail customers. For further information, see
Note 4 of CMS Energy Notes.

        PSCR ISSUES: Consumers experienced an extended refueling and maintenance outage at Palisades during 1993. From mid-February through mid-June 1994, Palisades was temporarily taken out of service to repair valve-leakage and conduct other needed inspections and repairs. Recovery of replacement power costs and the prudency of actions taken during the outages will be reviewed by the MPSC during the 1993 and 1994 PSCR reconciliations of actual costs and revenues. On November 9, 1994, the Administrative Law Judge ("ALJ") presiding over the 1993 PSCR reconciliation proceeding issued a proposal for decision that recommended a disallowance to Consumers related to the Palisades outage of $4.2 million. CMS Energy had previously established a reserve for this potential disallowance. For more information on the potential impact of the outages, see Note 5 of CMS Energy Notes.

        ELECTRIC RATE CASE: In May 1994, the MPSC issued an order, granting Consumers a $58 million annual increase in its retail electric rates effective May 11, 1994. The order provides Consumers with higher revenues associated with increased expenditures primarily related to capital additions, operation and maintenance, higher depreciation and postretirement benefits computed under SFAS 106, Employers' Accounting for Postretirement Benefits Other than Pensions, and the continuation of certain demand-side management programs at reduced levels. The MPSC order generally supported Consumers' rate design proposal and reduced the level of subsidization of residential customers by commercial and industrial customers. Consumers filed a request with the MPSC on November 10, 1994, to increase its retail electric rates in a range from $104.4 million to $139.5 million annually. For further information, see Note 5 of CMS Energy Notes.

        SPECIAL RATES: In June 1994, Consumers also filed a request with the MPSC, seeking approval of a plan to offer competitive, special rates to certain large qualifying customers. Consumers proposes to offer the new rates to customers using high amounts of electricity that have expressed an intention to or are capable of terminating purchases of electricity from Consumers and have the ability to acquire energy from alternative sources. To serve these customers, Consumers would use power purchases from the MCV Partnership which exceed the 915 MW currently recoverable from electric retail customers. The MPSC has adopted a hearing schedule that calls for briefs to be filed in December 1994. A final order is expected in the first quarter of 1995.

ELECTRIC CONSERVATION EFFORTS

        In 1993, Consumers completed the customer participation portion of several DSM programs designed to encourage the efficient use of energy. Based on the MPSC's determination of Consumers' effectiveness in implementing these programs, Consumers' future rate of return on electric common equity may be adjusted for one year either upward by up to 1 percent or downward by up to 2 percent. The proceedings before the MPSC have started and based on the criteria set out in the demand-side management settlement agreement approved by the MPSC in 1992, Consumers has achieved all the agreed-upon objectives. Consumers believes that the MPSC will ultimately allow collection of the full $11 million incentive. Accordingly, during the second quarter of 1994, Consumers recognized $11 million in revenue, related to its demand-side management program. A final order from the MPSC is expected by mid-1995. In May 1994, as part of Consumers' electric rate case, the MPSC issued an order that authorized Consumers to continue certain demand-side management programs at reduced levels. For further information, see Note 5 of CMS Energy Notes.

ELECTRIC ENVIRONMENTAL MATTERS

        The 1990 amendment of the federal Clean Air Act, as amended on November 15, 1990 (the "Clean Air Act"), significantly increased the environmental constraints that utilities will operate under in the future. While the Clean Air Act's provisions will require Consumers to make certain capital expenditures in order to comply with the amendments for nitrogen oxide reductions, Consumers' generating units are presently operating at or near the sulfur dioxide emission limits which will be effective in the year 2000. Therefore, management believes that Consumers' annual operating costs will not be materially affected.

        In 1990, the State of Michigan passed amendments to the Environmental Response Act, under which Consumers expects that it will ultimately incur costs at a number of sites, even those in which it has a partial or no current ownership interest. It is expected that in most cases parties other than Consumers with current or former ownership interests may also be considered liable under the law and may be required to share in the costs of any site investigations and remedial actions. Consumers believes costs incurred for both investigation and any required remedial actions would be recoverable from electric utility customers under established regulatory policies and accordingly are not likely to materially affect its financial position or results of operations.

        Consumers is a so-called "potentially responsible party" at several sites being administered under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund"). Along with Consumers, there are numerous credit-worthy, potentially responsible parties with substantial assets cooperating with respect to the individual sites. Based on current information, management believes it is unlikely that Consumers' liability at any of the known Superfund sites, individually or in total, will have a material adverse effect on its financial position or results of operations.

        The United States Environmental Protection Agency ("EPA") has asked a number of utilities in the Great Lakes area to voluntarily retire certain equipment containing specific levels of polychlorinated biphenyls. While Consumers believes that it is largely in compliance with the EPA's request, it has agreed to a 10-year retirement period for certain equipment included in the EPA's request. Consumers does not anticipate that any additional costs will be incurred as a result of this agreement. For further information regarding electric environmental matters, see Note 13 of CMS Energy Notes.

ELECTRIC OUTLOOK

        Consumers expects economic growth, competitive rates and other factors to increase the demand for electricity within its service territory by approximately 1.8 percent per year over the next five years. For the near term, Consumers currently plans a reserve margin of 20 percent and expects to fill the additional capacity required through long- and short-term power purchases. Long-term purchased power will likely be obtained through a competitive bidding solicitation process utilizing the framework established by the MPSC in 1992. Capacity from the MCV Facility above the levels authorized by the MPSC may be offered by Consumers in connection with the solicitation.

        In late 1993, the NRC completed a review of Consumers' performance at Palisades that showed a decline in performance. To provide NRC senior management with a more in-depth assessment of plant performance, the NRC conducted a diagnostic evaluation inspection at Palisades. The inspection evaluated all aspects of nuclear plant operation and management. The inspection, completed in June 1994, found certain performance, operational and management deficiencies at Palisades. The NRC acknowledged that the new Palisades senior management team, in place since early 1994, had recognized and begun to address the problems at Palisades. The NRC did not place Palisades on either the NRC's "Troubled" or "Declining Performance" list. In August 1994, Consumers filed its response to the NRC's diagnostic evaluation report which included both short- and long-term enhancements planned for Palisades to improve performance. Attaining and maintaining acceptable performance at Palisades will require continuing performance improvements and additional expenditures at the plant, which have been included in Consumers' total planned level of expenditures.

        Consumers' on-site storage pool at Palisades is at capacity, and it is unlikely that the United States Department of Energy ("DOE") will begin accepting any spent nuclear fuel by the originally scheduled date in 1998. Consumers is using NRC-approved dry casks, which are steel and concrete vaults, for temporary on-site storage. Several appeals relating to NRC approval of the casks and Consumers' use of the casks are now pending at the U.S. Sixth Circuit Court of Appeals where oral argument was held during October 1994. If Consumers is unable to continue to use the casks as planned, significant costs could be incurred, including replacement power costs during any resulting plant shutdown and costs to remove the spent fuel from the dry casks. If Consumers cannot store fuel on-site in the dry casks, and if no off-site storage is available, Palisades could be forced to cease operation as early as mid-1995, when all fuel must be off-loaded for a ten-year inspection of the reactor vessel. In order to address concerns raised subsequent to the initial cask loading, Consumers and the NRC analyzed the effects of seismic and other natural hazards on the support pad on which the casks are placed, and concluded that the pad location is acceptable to support the casks. See Note 19 of CMS Energy Notes with regard to certain subsequent developments.

        Consumers is required by NRC regulations to calculate and report to the NRC, values relating to the continuing ability of the Palisades reactor vessel to withstand postulated "pressurized thermal shock" events during its remaining license life. Preliminary analysis of more recent data from testing of similar materials indicates that the Palisades reactor vessel could exceed, prior to 2004, a temperature screening criterion established in the regulations. Consumers is continuing to analyze this data and will report its conclusions to the NRC in late November. Consumers is also continuing to analyze alternative means to permit continued operation of Palisades to the end of its license life in the year 2007. Consumers cannot predict the outcome of these efforts. For further information regarding Palisades, see Note 3 of CMS Energy Notes.

        The staff of the Commission has questioned certain accounting practices of the electric utility industry, including Consumers, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements. For further information on nuclear decommissioning, see Note 3 of CMS Energy Notes.

        Consumers has experienced recent increases in complaints relating primarily to the effect of so-called stray voltage on certain livestock. A complaint seeking certification as a class action suit was filed in 1993 against Consumers alleging significant damages, primarily related to certain livestock. Consumers believes the allegations to be without merit, and in March 1994, the circuit judge hearing the complaint refused to grant class action status to the suit. This decision is being appealed by the plaintiffs, and a number of individuals who would have been part of the class action have refiled their claims as separate lawsuits. At October 31, 1994, Consumers had 88 separate stray voltage lawsuits pending (see Note 13 of CMS Energy Notes).

        Some of Consumers' larger industrial customers are exploring the possibility, or have announced the intention, of constructing and operating their own on-site generating facilities. Certain other customers are also considering municipalization options. Consumers is actively working with these customers to develop rate and service alternatives designed to compete with these options. Consumers has on file with the FERC two open access interconnection tariffs which could have the effect of increasing competition for wholesale customers. As part of its most recent electric rate case, the MPSC reduced the level of rate subsidization of residential customers by commercial and industrial customers so as to further improve rate competitiveness for its largest customers. Consumers has also requested MPSC authorization to offer special rates to attract industrial and commercial customers into its service territory and to retain certain customers using high amounts of electricity that have expressed an intention and have the ability to acquire energy from other sources (see Note 5 of CMS Energy Notes).

        In April 1994, the MPSC approved a framework for a five-year experimental retail wheeling program for Consumers and The Detroit Edison Company ("Detroit Edison"). Under the experiment, up to 60 MW of Consumers' additional load requirements could be met by retail wheeling. Rates to be used for the experiment have yet to be determined, and a final MPSC order on the program is not expected until mid-1995. Consumers does not expect this experiment to have a material impact on its financial position or results of operations.

        In July 1994, the FERC approved new 40-year licenses for 11 of Consumers' hydroelectric plants, confirming planned environmental expenditures. In issuing the licenses, the FERC approved, with modifications, a settlement agreement signed by Consumers, the Attorney General, the DNR and other state and federal officials. The agreement requires Consumers to make payments and investments which could total $30 million over the license periods for such things as environmental safeguards and fishery habitat improvements.

GAS UTILITY OPERATIONS

        The Gas Distribution Business is subject to regulatory jurisdiction with respect to utility rates. The earnings of the Consumers Gas Group depend substantially upon its ability to secure timely and appropriate rate relief for the gas distribution business. Also, a major factor affecting Consumers Gas Group's results of operations is gas usage which is impacted by the weather, particularly with respect to residential and commercial customers who use natural gas for space heating and, to a lesser extent, industrial customers.

        GAS PRETAX OPERATING INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993: The $9 million improvement in 1994 gas pretax operating income compared to 1993 reflects higher gas deliveries (both sales and transportation volumes) and the favorable resolution of a previously recorded gas cost contingency, partially offset by higher depreciation and gas operating costs which include $7.5 million of SFAS 106 costs related to the gas settlement with the MPSC (see Gas Utility Rates below).

        GAS PRETAX OPERATING INCOME FOR THE YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991: As summarized in the table below, for 1993, pretax operating income increased $37 million compared to 1992. This increase reflects higher gas deliveries due to growth and colder temperatures, and more favorable regulatory recovery of gas costs related to transportation deliveries. During 1992, gas pretax operating income increased $45 million from the 1991 level, essentially for many of the same reasons as the 1993 period.

The following table quantifies the impact of the major reasons for the changes in gas pretax operating income for the nine months ended September 30, 1994 and 1993, and for the years ended December 31, 1993, 1992 and 1991:

                                                                                                   In Millions
                                                                             Impact on Pretax Operating Income
                                                 -------------------------------------------------------------
                                                    Nine months ended          Year ended           Year ended
                                                        1994 compared       1993 compared        1992 compared
                                                              to 1993             to 1992              to 1991
                                                    -----------------       -------------        -------------
Deliveries                                                        $12                 $17                  $20
Regulatory recovery of gas costs                                   14                  12                   48
O&M, general taxes and depreciation                               (14)                  8                  (23)
Other                                                              (3)                  1                    -
                                                                 ----                 ---                -----

Total Change                                                     $  9                 $38                  $45
                                                                 ====                 ===                  ===

        GAS DELIVERIES: For the nine months ended September 30, 1994, gas sales and gas transported totaled 298 bcf, a 5.8 percent increase from the corresponding 1993 level due largely to record cold winter weather. For the year ended December 31, 1993 gas sales and gas transported totaled 411 bcf, a
6.9 percent increase from the corresponding 1992 period. This increase occurred in both firm sales and transportation deliveries. For the year ended December 31, 1992, gas sales and gas transported totaled 384 bcf, a combined
6.1 percent increase from 1991 deliveries.

The following table quantifies gas deliveries for the nine months ended September 30, 1994 and 1993, and for the years ended December 31, 1993, 1992 and 1991:


                                                       Nine months ended                         Years ended
                                                           September 30,                        December 31,
                                                     -------------------        ----------------------------
                                                      1994          1993        1993        1992        1991
                                                      ----          ----        ----        ----        ----
                                                                                 Bcf
Gas Sales                                              173           165         245         234         222
Transportation deliveries                               52            50          71          66          62
Transportation for MCV                                  58            54          73          64          55
Off-system transportation
  service                                               15            13          22          20          23
                                                       ---           ---         ---         ---         ---

  Total deliveries                                     298           282         411         384         362
                                                       ===           ===         ===         ===         ===

         COST OF GAS SOLD:    The cost of gas sold for the nine months ended
September 30, 1994 increased $2 million from the corresponding 1993 level. This increase reflects higher deliveries partially offset by lower costs per mcf. The lower costs per mcf are due to more favorable gas contracts with interstate suppliers, resulting from the impact of FERC Order 636, and the termination and expiration of high-cost contracts with certain Michigan gas producers. The moderate increase of $5 million in cost of gas sold when comparing years ended December 31, 1993 and 1992 resulted from the net impact of higher deliveries partially offset by gas pipeline refunds and reduced gas purchase costs. The decrease in cost of gas sold comparing the years ended December 31, 1992 and 1991 was $4 million.

GAS UTILITY RATES

         In July 1994, the MPSC approved an agreement previously reached between the MPSC staff and Consumers, to charge $10 million of costs for postretirement benefits computed under SFAS 106 against earnings over the last six months of 1994. This charge against earnings will partially offset costs related to state property taxes which have been reduced. The agreement was reached in response to an assertion by the MPSC staff that gas utility business earnings for 1993 were in excess of the currently authorized level. The agreement also provides for an additional $4 million of 1995-related SFAS 106 costs to be charged against 1995 earnings instead of being deferred. As part of the agreement, Consumers committed to file a gas rate case before December 31, 1994, that will, among other things, incorporate cost increases, including costs for postretirement benefits computed under SFAS 106, into its retail gas rates. A final order should be received approximately 9 to 12 months after the request is filed. No assurance can be given as to the level of rates which will be authorized by the MPSC. Consumers' gas distribution business is currently authorized to earn a 13.25 percent rate of return on equity. Consumers' most recent rate filing for its electric utility business resulted in an approved rate of return on equity of 11.75 percent. See Note 19 of CMS Energy Notes with regard to certain subsequent developments.

         In gas rate cases the MPSC determines, among other things, an appropriate capital structure, including equity, for the Gas Distribution Business and approves a rate of return on such equity. Because the Gas Distribution Business is part of Consumers, it does not have its own capital structure. Accordingly, in the most recent gas rate case before the MPSC relating to the Gas Distribution Business, the MPSC utilized Proxy Capital Structure. It is possible that in future gas rate cases, the MPSC may utilize another method to determine the equity used for ratemaking purposes for the Consumers Gas Group or otherwise arrive at a methodology different than the Proxy Capital Structure. The capital structure employed for ratemaking purposes directly affects the overall rate of return of a rate regulated enterprise.

         A dispute involving pricing under contracts Consumers had with eight direct gas suppliers has been resolved. The dispute revolved around whether the price Consumers pays Trunkline for gas was the proper reference price for these eight gas supply contracts. Consumers and seven of the suppliers have agreed to enter into new contracts, at negotiated rates, with initial terms ranging from one to three years. Consumers and the remaining supplier agreed to terminate their existing contract.

         In 1992, the FERC issued Order 636, which made a number of significant changes to the structure of the services provided by interstate natural gas pipelines. Consumers is a significant purchaser of gas from an interstate pipeline (Trunkline) and is a major transportation customer of a number of pipelines. Through a settlement approved by the FERC and MPSC, Consumers will be allowed recovery of costs incurred in connection with the Trunkline restructuring. The effect of the transition costs relating to Consumers' agreements with ANR and Panhandle on Consumers is minimal.

         In July 1993, Michigan Gas Storage submitted a notice of rate change with the FERC to revise its operation and maintenance expenses for 1993 and update plant costs to reflect the addition of $27 million of new plant additions in 1993 and began collecting the revised rates designed to provide annual revenues of $22 million, subject to refund and a hearing in February 1994. In June 1994, the FERC approved a stipulation and agreement in full settlement of the rate proceeding, which provides Michigan Gas Storage with estimated annual revenues of $20 million. For further information regarding gas utility rates, see Note 5 of CMS Energy Notes.

GAS ENVIRONMENTAL MATTERS

         Under Michigan's Environmental Response Act, Consumers expects that it will ultimately incur clean-up costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which it has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions.

         Consumers has prepared plans for remedial investigation/feasibility studies for several of these manufactured gas plant sites to define the nature and extent of contamination at these sites and to determine which of several possible remedial action alternatives, including no action, may be required under the Environmental Response Act. The DNR has approved two of three plans for remedial investigation/feasibility studies submitted by Consumers and is currently reviewing the third.

         The findings for the first remedial investigation indicate that the expenditures for remedial action at this site are likely to be minimal. However, Consumers does not believe that a single site is representative of all of the sites. Data available to Consumers and its continued internal review have resulted in an estimate for all costs related to remedial action for all 23 sites of between $40 million and $140 million. These estimates are based on undiscounted 1994 costs. At September 30, 1994, Consumers has accrued a liability of $40 million, representing the minimum amount in the range. Any significant change in assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial costs for the sites.

         Consumers believes that remedial costs are recoverable in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial costs for another Michigan gas utility as part of a gas rate case. In that proceeding, the MPSC determined that prudent investigation and remedial costs could be deferred and amortized over 10-year periods. In order to be recoverable in rates, prudent costs must be approved in a rate case. Any costs amortized in years prior to filing a rate case may not be recoverable. The MPSC stated that the length of the amortization period may be reviewed from time to time, but any revisions would be prospective. The order further provided that the prudency review would include a review of the utility's attempts to obtain reimbursement from others. The MPSC has also approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remediation costs. Accordingly, Consumers has recorded a regulatory asset for the same amount as the accrued liability for anticipated recovery of these investigation and remedial clean-up costs. Consumers has initiated discussions with certain insurance companies regarding coverage for some or all of the costs which may be incurred for these sites. Consumers plans to seek recovery of remedial action costs in its gas rate case to be filed in 1994.


OIL AND GAS EXPLORATION AND PRODUCTION

         PRETAX OPERATING INCOME: Pretax operating income for the nine months ended September 30, 1994 increased $3 million from September 30, 1993 reflecting the gain from assignment of a gas supply contract, higher gas sales volumes and lower international write-offs, partially offset by lower average market prices for oil and gas.

         1993 pretax operating income decreased $4 million from 1992, primarily reflecting lower average market prices for oil and $10 million of international write-offs, partially offset by higher gas and oil sales volumes and higher average market prices for gas. 1992 pretax operating income decreased $7 million from 1991, primarily due to lower average market prices for oil, partially offset by increased oil and gas sales volumes.

         CAPITAL EXPENDITURES: In June 1994, NOMECO acquired for $22.5 million a working interest in the Espinal block in Colombia, South America, from Sun Company, Inc. The block is operated by LASMO Oil (Colombia) Limited. The other interest holder is Empresa Colombiana de Peltroleos (Ecopetrol), the Colombian State Oil Company. The block which includes 250,000 acres is currently producing 5,000 barrels of oil per day and is expected to exceed 8,500 barrels per day later this year. NOMECO estimates the block to contain at least 75 million barrels of proven oil reserves of which NOMECO's share is nine million barrels, a 12.4 percent interest.

         In September 1994, a consortium in which NOMECO is a 29 percent participant was awarded the right to enter in to an agreement with Maraven, S.A., a unit of the Venezuelan state oil company to develop the Colon block in the Maracaibo basin of western Venezuela. The consortium will spend at least $160 million over the next three years in a development program involving reworking, re-equipping and re-entering wells, and drilling new wells to optimize production from existing proved reserves and to develop additional probable and possible reserves. Total production from block is expected to exceed 30,000 barrels per day by 1997.

         During 1993, CMS Energy's oil and gas exploration and production capital expenditures were $81 million. Most expenditures were made to develop existing proven reserves -- oil reserves in Ecuador which will start production in 1994 and Antrim Shale gas in northern Michigan.

         The 1994 capital expenditures also reflect pipeline and road construction and development drilling in Ecuador. Production commenced in June 1994 and is now averaging 23,000 barrels of oil per day from block 16 and the adjoining Tivacuno block. Because of pipeline capacity constraints production proration is in effect, and the blocks are currently officially allocated approximately 12,000 barrels per day of pipeline capacity; however, because of under utilization of pipeline capacity by other producers, production has remained at 23,000 barrels per day and is not expected to drop below that volume. Further, the Ministry of Energy and Mines in Ecuador has recently informed NOMECO and other consortium members that the Ministry will seek to renegotiate the Service Contract dated January 27, 1986 (the "Risk Service Contract") for Exploration and Exploitation of Hydrocarbons and Block No. 16 of the Ecuadorian Amazon Region and other contracts governing the project. NOMECO cannot predict the outcome of these negotiations. NOMECO holds a 14% working interest in block 16 and the Tivacuno block.

         CMS Energy currently plans to invest $347 million for the years 1994 through 1996 in its oil and gas exploration and production operations. These anticipated capital expenditures primarily reflect continued development of Ecuador and Colombia oil, Michigan Antrim gas and further reserve acquisition.


INDEPENDENT POWER PRODUCTION

PRETAX OPERATING INCOME

         Pretax operating income increased $7 million for the nine months ended September 30, 1994 over the comparable 1993 period. This increase reflects increases in subsidiary earnings and the addition of new electric generating capacity.

1993 pretax operating income increased $21 million, primarily reflecting the addition of new electric generating capacity and improved equity earnings and operating efficiencies. CMS Energy's ownership share of sales and revenues increased 24 percent and 18 percent, respectively, over the prior year.

CAPITAL EXPENDITURES

         CMS Energy continued expansion of its independent power production segment during the first nine months of 1994. In January, S.T./CMS Electric Co., an affiliate of CMS Generation Co. ("CMS Generation," a subsidiary of Enterprises), entered into a definitive agreement with the Tamil Nadu State Electric Board in India to supply 250 MW of electric capacity and energy from a lignite-fired plant to be built in Neyveli, India. Construction of the $450 million plant is currently scheduled to begin in early 1995 with commercial operation scheduled in 1998. CMS Generation will be the project manager and plant operator and will hold a 40 percent ownership interest.

         In March 1994, Genesee Power Station Limited Partnership ("GPSLP"), an unconsolidated affiliate of CMS Generation, obtained financing for the Genesee Power Station principally with the issuance and sale of $72 million of Michigan Strategic Fund Solid Waste Disposal Revenue Refunding Bonds (Genesee Power Station Project) Series 1994. CMS Generation has a 50 percent ownership interest in GPSLP. In April 1994, construction began on the 35 MW waste wood-fueled power plant near Flint, Michigan. Completion of the project is scheduled for Spring 1996 with an estimated cost of $94 million.

         In May 1994, CMS Generation acquired a 25 percent ownership interest in a 235 MW mixed fuel independent power generation project to be built in Jegurupadu, Andhra Pradesh, India. CMS Generation will provide project management services and will be the operator of the plant. The Andhra Pradesh State Electricity Board has signed a 30 year contract for the purchase of the plant's entire electric output. Construction of the natural gas and naptha-fueled combined-cycle project is currently expected to begin in early 1995, with completion scheduled by early 1997. The project is estimated to cost $300 million.

         Also in May 1994, CMS Generation announced it had acquired a 25 percent ownership interest in Magellan Utility Development Corporation, which is developing a 300 MW coal-fired power project at Pinamucan in Batangas Province, the Philippines. CMS Generation will be the project manager and plant operator. Magellan Utility Development Corporation has signed a 25-year power purchase agreement with the Manila Electric Company, the largest private electric utility in the Philippines, for the plant's entire electric output. Construction of the project is scheduled to begin in early 1995. The plant is scheduled to be completed by year-end 1997 at a cost of $300 million. The project has the potential to be expanded to 600 MW.

         In June 1994, CMS Generation acquired a 41 percent ownership interest in the Centrales Termicas Mendoza electric generating plant in western Argentina's Mendoza Province. CMS Generation is the lead developer and will become the plant operator. With major retrofitting and maintenance, this facility has the potential to produce 382 MW of generating capacity from oil and natural gas and currently sells 135 MW of capacity on the Argentine wholesale electric market. Takeover of the plant occurred on November 1, 1994.

         In October 1994, CMS Generation entered into an agreement with Niagara Mohawk Power Corporation for the acquisition of HYDRA-CO. HYDRA-CO holds ownership in six major operating electric generating facilities and a number of smaller plants totaling 835 MW of gross capacity and 285 MW of net capacity. HYDRA-CO's plants are fueled by coal, natural gas, waste wood and water (hydro). CMS Generation will acquire 100 percent of HYDRA-CO's stock for cash using a combination of equity and bank or capital market financing. The purchase price is between $200 and $215 million, including approximately $50 million of current assets. See Note 19 of CMS Energy Notes.

         CMS Generation holds a 32.5 percent ownership interest in Toledo Power Company which acquired two operating power plants totaling 135 MW of generating capacity located on the island of Cebu in the Philippines. CMS Generation is the plant operator of a consortium which purchased the plants, and has become the operator of the 93 MW coal- and oil-fueled Sangi station and the 42 MW oil-fired Carmen station.

         In 1993, capital expenditures were $110 million, including investments in unconsolidated subsidiaries. These expenditures were primarily used to obtain ownership interests in an additional 309 MW of owned operating capacity or a 40 percent increase from December 31, 1992.

         In April 1993, CMS Generation acquired a 50 percent interest in the Lyonsdale cogeneration plant, a 19 MW power plant in upstate New York. CMS Generation has invested $9 million in the project and additional investments relating to this project are expected to be immaterial.

         In May 1993, a consortium including CMS Generation purchased an 88 percent share in the 650 MW San Nicolas power plant near Buenos Aires, Argentina. As of December 31, 1993, CMS Generation's share of the consortium is 18.6 percent and it has provided notice to exercise its option to increase its share to 21 percent. The plant sells power under long-term contracts to two utilities and Argentina's electric grid system. CMS Generation has invested $21 million in the partnership through December 31, 1993 and plans to invest approximately $3 million in 1994 in exercising its option.

         In June 1993, CMS Generation was involved in the formation of Scudder Latin American Trust for Independent Power as a lead partner. The fund, which has investment commitments of $25 million from each of the four lead partners, will invest in electric generation and infrastructure resulting from the development of new power generating capacity. CMS Generation has contributed $.5 million through December 31, 1993 and estimates contributions of up to $11 million in 1994.

         In July 1993, an investment company including CMS Generation S. A. acquired the rights to a 59 percent ownership interest in two hydroelectric power plants on the Limay River in western Argentina. These plants have a total generating capacity of 1,320 MW. The remaining interest in the project is to be held 39 percent by the Argentine provincial government and 2 percent by the plant employees. CMS Generation S.A., a subsidiary of CMS Generation ("CMS Generation S.A."), has a 25 percent ownership interest in the investment company. The investment company secured a 30-year concession under a government privatization program and in August 1993, began operating these power plants. CMS Generation S.A. entered into letter of credit agreements to support the acquisition. As of December 31, 1993, CMS Energy had approximately $41 million of guarantees relating to this agreement which were reduced to less than $15 million in January 1994. CMS Generation has invested $64 million in equity and loans and plans to invest up to an additional $2 million in 1994.

         CMS Generation has a 50 percent ownership interest and has invested, through The Oxford Energy Company ("Oxford")/CMS Development Limited Partnership, $7 million in the Exeter waste tire-fueled/electric generation facility near Sterling, Connecticut. Based on a financial restructuring completed in 1993, CMS Generation may be obligated to invest up to an additional $2 million. The 26.5 MW Exeter facility has a capacity of processing 10 million waste tires per year and sells its capacity and energy to Connecticut Light and Power Company under a long-term agreement.

         Effective November 1, 1993, CMS Generation acquired a 50 percent ownership interest in an 18 MW wood waste-fueled electric generation facility located near Chateaugay, New York for approximately $5 million and became the operator March 1, 1994. The facility sells its entire electric output to New York State Electric and Gas Corporation under a long-term power purchase agreement. CMS Generation expects no additional investment relating to this project.

         CMS Energy currently plans to invest $498 million relating to its independent power production operations for the years 1994 through 1996, primarily in domestic and international subsidiaries and partnerships. CMS Generation is involved with partnerships that have signed power contracts to construct power plant facilities capable of producing a total of 885 MW of operating capacity in Michigan, Tamil Nadu, India, and two projects in Batangas, Philippines. CMS Generation will also pursue acquisitions in Latin America, southern Asia and the Pacific Rim region.


NATURAL GAS PIPELINE, STORAGE AND MARKETING

PRETAX OPERATING INCOME

         Pretax operating income increased $2 million for the nine months ended September 30, 1994 compared to the comparable 1993 period, reflecting earnings growth from gas pipeline and storage projects and gas marketed to end-users.

         1993 pretax operating income increased $2 million over 1992, reflecting earnings growth from existing and new gas transportation projects and increased natural gas marketed. In 1993, 60 bcf was marketed compared to 45 bcf in 1992.

CAPITAL EXPENDITURES

         CMS Energy continued its expansion of its natural gas pipeline, storage and marketing segment during 1994. In the first quarter of 1994 CMS Gas Transmission acquired a 50 percent ownership interest in Moss Bluff Gas Storage Systems, an existing 5 bcf high deliverability salt cavern storage facility on the Gulf Coast of Texas for $18 million. In October 1994, Moss Bluff Gas Storage Systems completed an expansion of its storage capacity creating an additional 0.5 bcf of working storage. CMS Gas Transmission has also agreed to develop an additional 2.5 bcf salt cavern at Moss Bluff which is expected to be in service by the beginning of the winter of 1995-1996.

         In April 1994, CMS Gas Transmission entered into an agreement in principle to develop a North American natural gas market center in southeastern Michigan. The Grands Lacs Market Center will provide a major exchange and storage point for natural gas buyers and sellers throughout the midwest and northeast United States and Canada.

         In August 1994, CMS Gas Marketing Company, a subsidiary of Enterprises ("CMS Gas Marketing"), acquired Natural Gas Services, Inc., an Owensboro, Kentucky-based independent marketer of natural gas. Natural Gas Services has been active since 1988 in Tennessee, Indiana, Illinois, Ohio, South





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Carolina and Kentucky, providing gas marketing and consulting services to a variety of end-users and natural gas utilities. CMS Gas Marketing has acquired all of Natural Gas Services' assets and contracts.

         In October 1994, CMS Gas Transmission reached a revised agreement with Michigan Consolidated Gas Company ("MichCon") to provide a gas treating service for up to 260 million cubic feet per day of Antrim gas. Under the agreement CMS Gas Transmission, which currently owns a 60 percent interest in two existing carbon dioxide treating facilities, will purchase the remaining 40 percent interest in the treating facilities from MCN Investment Corporation. CMS Gas Transmission currently plans to expand this existing 120 million cubic feet per day treating complex to accommodate new Antrim production. The construction is scheduled to be completed in two phases, with phase I in service by June 1995 and the final phase in service by December 1995. This $22 million expansion will treat gas connected to a number of gathering lines including CMS Gas Transmission's South Chester gathering system and deliver gas to MichCon's Northern Michigan pipeline network.

         Also in October 1994, CMS Gas Transmission announced that Peoples Gas Light and Coke Company of Chicago have agreed to become storage customers of the Grand Lacs Market Center under a five-year agreement commencing in April 1995. The Grand Lacs Market Center, located in southeastern Michigan's St. Clair County, will provide natural gas storage services, peaking storage, wheeling, parking and other related natural gas services. Under the agreement with Peoples Gas, Grand Lacs Market Center will provide up to 150 million cubic feet per day of Michigan-based firm storage service.

         During 1993, CMS Energy's non-utility gas companies made capital expenditures of $14 million and formed two marketing partnerships which will provide natural gas marketing services throughout the Appalachian region of the United States and in Chicago and northern Illinois.

         In November 1993, CMS Gas Transmission acquired an existing $4 million gas gathering system in the Antrim Shale region of Michigan's Lower Peninsula, which was placed into service in December 1993. CMS Gas Transmission began an $11 million expansion of its carbon dioxide processing facility, with completion expected in March 1994. In December 1993, they signed a letter of intent to invest $18 million to acquire 50 percent ownership in an existing 5 bcf high deliverability salt cavern storage facility on the Gulf Coast of Texas.

         CMS Energy currently plans to invest $89 million for the years 1994 through 1996 relating to its non-utility gas operations. These investments would reflect the significant expansion of certain northern Michigan gas pipeline and carbon dioxide removal plant facilities. It will continue to pursue development of natural gas storage, gas gathering and pipeline operations both domestically and internationally and work toward the development of a Midwest "market center" for natural gas through strategic alliances and asset acquisition and development.

OTHER

         OTHER INCOME: Other income decreased $30 million for the first nine months of 1994 when compared to the corresponding 1993 period, reflecting the impact of the sale of the remaining MCV Bonds. The 1993 other income level reflects lower Midland-related losses than experienced in 1992. The 1992 loss included a $343 million charge related to the Settlement Order. The 1991 loss included $294 million related to an MPSC order received in 1991 that allowed Consumers to recover only $760 million of remaining abandoned Midland investment.

         FIXED CHARGES: Fixed charges for 1993 increased $22 million from 1992 and primarily reflect debt outstanding with higher rates of interest in 1993. The significant decrease in fixed charges in 1992 from 1991 primarily reflects Consumers' program aimed at significantly reducing its debt and the refinancing of debt at lower interest rates.

         PUBLIC UTILITY HOLDING COMPANY ACT EXEMPTION: CMS Energy is exempt from registration under PUHCA. However, the Attorney General and the MMCG have asked the Commission to revoke CMS Energy's exemption from registration under PUHCA. In April 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission; Consumers could ultimately be forced to divest either its electric or gas utility business; and CMS Energy would be restricted from conducting businesses that are not functionally related to the conduct of its utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA.

         NEW ACCOUNTING STANDARDS In October 1994, the FASB issued SFAS 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, and SFAS 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. CMS Energy is studying these statements, which are effective for year-end 1994 financial statements, but does not expect either statement will have a material impact on CMS Energy's financial position or results of operations.





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

                          DESCRIPTION OF CAPITAL STOCK

         The following is a description of the Capital Stock of CMS Energy, assuming the filing of the Certificate of Amendment authorizing the Class G Common Stock with the Michigan Department of Commerce prior to the completion of the Offering. The Certificate of Amendment will be voted upon by the holders of CMS Energy Common Stock at a special meeting of such holders scheduled to be held on March 21, 1995. This description does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and the Certificate of Amendment, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

         The authorized capital stock of CMS Energy consists of 320 million shares of capital stock, of which 10 million are shares of preferred stock, $.01 par value ("Preferred Stock"), 60 million are shares of common stock, no par value, designated as Class G Common Stock, and 250 millon are shares of common stock, par value $.01 per share, designated as CMS Energy Common Stock. As of February 10, 1995, there were no shares of Preferred Stock or Class G Common Stock issued or outstanding, and 86,562,096 shares of CMS Energy Common Stock were issued and outstanding.

         Authorized but unissued shares of Class G Common Stock will be available for issuance by CMS Energy from time to time, as determined by the Board of Directors, for any proper corporate purpose, which could include raising capital for use by CMS Energy (in the case of the sale of any Retained Interest Shares) or for attribution to the Consumers Gas Group (in the case of any sale of Additional Shares), payment of dividends, providing compensation or benefits to employees or acquiring companies or businesses. The issuance of such shares of Class G Common Stock would not be subject to approval by the shareholders of CMS Energy unless deemed advisable by the Board of Directors or required by applicable law, regulation or stock exchange listing requirements. Any net proceeds from, or other effects of, the issuance by CMS Energy of Class G Common Stock (other than Retained Interest Shares) would be attributed to the Consumers Gas Group.

         The Class G Common Stock is designed to establish a class of Common Stock that is intended to reflect the performance of the businesses attributed to the Consumers Gas Group. See "Business of the Consumers Gas Group."

PREFERRED STOCK

         The authorized Preferred Stock may be issued without the approval of the holders of Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by the Board of Directors. The future issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of CMS Energy.

CLASS G COMMON STOCK

         DIVIDENDS: Dividends on the Class G Common Stock will be limited to the lesser of (i) the assets of CMS Energy legally available for dividends under Michigan law and (ii) the Available Class G Dividend Amount. Michigan law prohibits a dividend, if after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or CMS Energy's total assets would be less than the sum of its total liabilities plus, unless the Articles of Incorporation of CMS

Energy are amended to provide otherwise, the amount that would be needed, if CMS Energy were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the assets. Consequently, the amount allowed under clause (i) above will reflect the amount of any net losses of CMS Energy, including the businesses attributed to the Consumers Gas Group, and any dividends or distributions on the Class G Common Stock or the CMS Energy Common Stock. However, such net losses, dividends or distributions would not reduce assets legally available for distribution on the Class G Common Stock unless the legally available assets of CMS Energy are less than the Available Class G Dividend Amount limitations set forth in the Articles of Incorporation.
Subject to the express terms of any outstanding Preferred Stock, the foregoing limitations and the contractual limitations described under "Dividend Policy," the Board of Directors may, in its sole discretion, declare and pay dividends exclusively on either class of Common Stock, in equal or unequal amounts, notwithstanding the respective amounts of assets available for dividends on each class, the respective voting rights of each class, the amounts of prior dividends declared on each class or any other factor. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

         The "Available Class G Dividend Amount," on any date ("calculation date"), means the excess of:

                 (i) the product of (a) the Gas Group Fraction as of such calculation date and (b) an amount equal to the total assets attributed to the Consumers Gas Group less the total liabilities attributed to the Consumers Gas Group as of such calculation date determined in accordance with generally accepted accounting principles as in effect at such time applied on a basis consistent with that applied in determining Consumers Gas Group income; over

                 (ii) the product of (a) the Gas Group Fraction as of such calculation date and (b) the amount that would be needed to satisfy any preferential rights to which holders of any outstanding shares of preferred stock attributed to the Consumers Gas Group are entitled as of such calculation date;

provided that such excess will be reduced by an amount, if any, sufficient to ensure that the Consumers Gas Group will be able to pay its debts as they become due in the usual course of business.

         The "Gas Group Fraction," as of any calculation date, represents the fractional interest in the businesses attributed to the Consumers Gas Group that is held by the holders of the issued and outstanding Class G Common Stock. It is a fraction, the numerator of which is the number of shares of Class G Common Stock issued and outstanding on such date and the denominator of which is the sum of the number of shares of Class G Common Stock issued and outstanding on such date plus the number of Retained Interest Shares on such date, but such fraction will never be greater than one.

         The "Retained Interest Shares" as of any date represents the interest in the businesses attributed to the Consumers Gas Group that is not held by the holders of the outstanding shares of Class G Common Stock, but is retained by CMS Energy. The Retained Interest Shares are not deemed to be outstanding shares of Class G Common Stock and have no voting rights. The number of Retained Interest Shares will initially be the number of shares of Class G Common Stock that the Board of

Directors deems, prior to the first issuance of Class G Common Stock, to represent 100% of the common stockholders' equity of CMS Energy attributable to the Consumers Gas Group, less the number of shares of Class G Common Stock to be first issued. The number from time to time will be:

                 (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of Class G Common Stock and dividends or distributions of shares of Class G Common Stock to holders thereof and other reclassifications of Class G Common Stock;

                 (ii) decreased by (A) the number of Retained Interest Shares issued or sold by CMS Energy, including any sold pursuant to the Offering, (B) the number of Retained Interest Shares issued upon conversion or exercise of Convertible Securities (as defined below) which are not attributed to the Consumers Gas Group, (C) the number of Retained Interest Shares issued by CMS Energy as a dividend or distribution or by reclassification or exchange to holders of CMS Energy Common Stock and (D) the number (rounded, if necessary, to the nearest whole number) equal to the aggregate fair value (as determined by the Board of Directors) of assets or properties of CMS Energy which cease to be attributable to the Consumers Gas Group in consideration for a decrease in the Retained Interest Shares determined by dividing such amount by the Fair Market Value of one share of Class G Common Stock as of the date such assets or properties cease to be attributable to the Consumers Gas Group; and

                 (iii) increased by (A) the number of issued and outstanding shares of Class G Common Stock repurchased by CMS Energy with assets which are not attributed to the Consumers Gas Group, and (B) the number (rounded, if necessary, to the nearest whole number) equal to the aggregate fair value (as determined by the Board of Directors) of assets or properties of CMS Energy that are attributed to the Consumers Gas Group in consideration for an increase in the number of Retained Interest Shares divided by the Fair Market Value of one share of Class G Common Stock as of the date of such attribution.

         "Convertible Securities" means any securities of CMS Energy that are convertible into or exercisable for or evidence the right to acquire any shares of CMS Energy Common Stock or Class G Common Stock, whether at such time or upon the occurrence of certain events, pursuant to antidilution provisions of such securities or otherwise.

         VOTING: Except as set forth below and except as otherwise provided by law, the holders of both classes of Common Stock vote together as a single class on all matters as to which all holders of Common Stock are entitled to vote. On all matters to be voted on by the holders of both classes of Common Stock voting together as a single class (i) each share of outstanding CMS Energy Common Stock would have one vote and (ii) each share of outstanding Class G Common Stock would have one vote. If shares of only one class of Common Stock are outstanding, each share of that class will have one vote. If any class of Common Stock of CMS Energy is entitled to vote separately as a class, with respect to any matter, each share of that class shall be entitled to one vote in the separate vote on such matter.

         CMS Energy will set forth the amount of outstanding shares of the CMS Energy Common Stock and the Class G Common Stock in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed pursuant to the Exchange Act and will disclose in any proxy statement for a shareholders' meeting the number of outstanding shares of the CMS Energy Common Stock and the Class G Common Stock.

         Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of either class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

         EXCHANGE OR REDEMPTION: The Class G Common Stock will be subject to exchange or redemption, as the case may be, upon the terms described below.

         At any time after the date on which all of the consolidated assets and liabilities attributed to the Consumers Gas Group (and no other assets or liabilities) become the consolidated assets and liabilities of a single corporation, all of the common stock of which is owned by CMS Energy ("Gas Group Subsidiary"), the Board of Directors, in its sole discretion, provided that there are assets of CMS Energy legally available therefor, may declare that all of the outstanding shares of Class G Common Stock will be exchanged for a number of outstanding shares of common stock of the Gas Group Subsidiary equal to the product of the Gas Group Fraction and the number of all of the outstanding shares of common stock of the Gas Group Subsidiary, on a pro rata basis, each of which shall, upon issuance, be fully paid and nonassessable.
CMS Energy would retain the balance of the outstanding shares of the common stock of the Gas Group Subsidiary.

         Upon the Disposition, in one transaction or a series of related transactions, by CMS Energy of all or substantially all of the properties and assets attributed to the Consumers Gas Group (other than in connection with the Disposition by CMS Energy of all of its properties and assets in one transaction or a series of related transactions which results in the dissolution, liquidation or winding up of CMS Energy as set forth under "Liquidation" below) to any person, entity or group (other than (a) holders of all outstanding shares of Class G Common Stock on a pro rata basis or (b) a person, entity or group in which CMS Energy, directly or indirectly, owns a majority equity interest), CMS Energy is required, on or prior to the first Business Day (as defined below) following the 90th day following the consummation of such Disposition, to exchange each outstanding share of Class G Common Stock for a number of fully paid and nonassessable shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such Disposition.

         If immediately after any event, CMS Energy, directly or indirectly, owns less than a majority equity interest in any person, entity or group in which CMS Energy, directly or indirectly, owned a majority equity interest immediately prior to the occurrence of such event, a Disposition of all of the properties and assets attributed to the Consumers Gas Group owned by such person, entity or group shall

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be deemed to have occurred.  In the case of a Disposition of properties and assets in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions.

         "Business Day" means each weekday other than any day on which any relevant class of Common Stock is not traded on any national securities exchange or the National Association of Securities Dealers Automated Quotations National Market or in the over-the-counter market.

         "Disposition" means a sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets, properties or stock or otherwise), but does not include (1) an attribution of assets or properties of CMS Energy to the Consumers Gas Group if such attribution increases the Retained Interest Shares, or (2) assets or properties of CMS Energy ceasing to be attributed to the Consumers Gas Group if the result is a decrease in the Retained Interest Shares.

         "Fair Market Value" of shares of either class of Common Stock on any date means the average of the daily closing prices thereof for the period of 20 consecutive Business Days commencing on the 30th Business Day prior to such date. The closing price of shares of a class of Common Stock for each Business Day shall be (i) if such shares are listed or admitted to trading on a national securities exchange, the closing price on the New York Stock Exchange Composite Tape (or any successor composite tape reporting transactions on national securities exchanges) or, if such New York Stock Exchange Composite Tape shall not be in use or shall not report transactions in such shares, the last reported sales price regular way on the principal national securities exchange on which such shares are listed or admitted to trading (which shall be the national securities exchange on which the greatest number of such shares of stock has been traded during such 20 consecutive Business Days), or, if there is no transaction on any such Business Day in any such situation, the mean of the bid and asked prices on such Business Day, or (ii) if such shares are not listed or admitted to trading on any such exchange, the closing price, if reported, or, if the closing price is not reported, the average of the closing bid and asked prices as reported by the National Association of Securities Dealers Automated Quotations or a similar source selected from time to time by CMS Energy for this purpose, and (iii) reduced, if such Business Day is prior to any "ex" date or any similar date occurring during such period for any dividend or distribution (other than as contemplated in (iv) below) paid or to be paid with respect to such shares, by the fair market value (as determined by the Board of Directors) of the per share amount of such dividend or distribution, and (iv) appropriately adjusted, if such Business Day is prior to
(A) the effective date of any subdivision (by stock split, stock dividend, or otherwise) or combination (by reverse stock split or otherwise) of such shares, or (B) the "ex" date or any similar date for any dividend or distribution of shares of such class of Common Stock on the outstanding shares of such class of Common Stock, occurring during such period, to reflect such subdivision, combination, dividend or distribution. In the event such closing or bid and asked prices are unavailable, the Fair Market Value of such shares shall be determined by the Board of Directors.

         "Substantially all of the properties and assets attributed to the Consumers Gas Group" means a portion of such properties and assets (A) that represents at least 80% of the then-current fair market value (as determined by the Board of Directors) of the properties and assets attributed to the Consumers Gas Group as of such date or (B) from which were derived at least 80% of the aggregate revenues for the immediately preceding twelve fiscal quarterly periods of CMS Energy (calculated on a pro forma basis to include revenues derived from any of such properties and assets acquired during such periods) derived from the properties and assets attributed to the Consumers Gas Group as of such date.

         In addition, CMS Energy may, by a majority vote of the Board of Directors then in office, at any time exchange for each outstanding share of Class G Common Stock a number of fully paid and nonassessable shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such exchange.

         After the exchange date on which all outstanding Class G Common Stock was exchanged, any share of Class G Common Stock that is issued on conversion or exercise of any Convertible Securities will, immediately upon issuance pursuant to such conversion or exercise and without any notice or any other action on the part of CMS Energy or the Board of Directors or the holder of such share of Class G Common Stock: (A) in the event the then-outstanding Class G Common Stock was exchanged for CMS Energy Common Stock on such exchange date as set forth in the first or sixth immediately preceding paragraphs, be exchanged for the kind and amount of shares of capital stock and other securities and property that a holder of such Convertible Security would have been entitled to receive pursuant to the terms of such Convertible Security had such terms provided that the conversion or exercise privilege in effect immediately prior to any exchange by CMS Energy of any of its capital stock for shares of any other capital stock of CMS Energy would be adjusted so that the holder of any such Convertible Security thereafter surrendered for conversion or exercise would be entitled to receive the number of shares of capital stock of CMS Energy and other securities and property such holder would have owned immediately following such action had such Convertible Security been converted or exercised immediately prior thereto; or (B) in the event the then-outstanding Class G Common Stock was exchanged for common stock of the Gas Group Subsidiary as set forth in the seventh immediately preceding paragraph, be redeemed, to the extent of the assets of CMS Energy legally available therefor, for $.01 in cash. The provisions of clause (A) above do not apply to the extent that equivalent adjustments are otherwise made pursuant to the provisions of such Convertible Securities.

         Under Section 303 of the Michigan Business Corporation Act ("MBCA"), upon the prior approval of shareholders, a board of directors may amend a corporation's articles of incorporation to increase the number of authorized shares of any class or series of stock to the number that will be sufficient, when added to the previously authorized but unissued shares of such class or series, to satisfy the conversion privileges of any convertible securities of the corporation. The Articles of Incorporation deem the required exchange after the Disposition, in one transaction or a series of related transactions, of all or substantially all of the properties and assets attributed to the Consumers Gas Group and the optional exchange at a 15% Premium of Class G Common Stock by CMS Energy for CMS Energy Common Stock, each as discussed above, as conversion privileges within the meaning of Section 303 of the MBCA. Accordingly, in order to give effect to any such exchange, the Board of Directors would have the authority to amend the Articles of Incorporation to increase the authorized shares of capital stock generally and of CMS Energy Common Stock specifically to the number that would be sufficient, when added to the previously authorized but unissued shares of capital stock and CMS Energy Common Stock, to give effect to such exchange.

         GENERAL EXCHANGE PROVISIONS: In the event of any exchange of Class G Common Stock, CMS Energy will cause to be given to each holder of Class G Common Stock to be so exchanged a notice stating (A) that shares of Class G Common Stock will be exchanged, (B) the date of the exchange, (C) the kind and amount of shares of capital stock or cash and/or securities or other property to be received by such holder with respect to each share of such Class G Common Stock held by such holder, including details as to the calculation thereof, (D) the place or places where certificates for shares of Class G Common Stock, properly endorsed or assigned for transfer (unless CMS Energy shall waive such requirement), are to be surrendered for delivery of certificates for shares of such capital stock or cash and/or securities or other property and (E) that, except as provided in the following paragraph, dividends or other distributions on Class G Common Stock will cease to be paid as of such exchange date. Such notice shall be sent by first-class mail, postage prepaid, not less than 30 days nor more than 60 days prior to the exchange date and in any case to each holder of the Class G Common Stock to be exchanged at such holder's address as the same appears on the stock transfer books of CMS Energy. Neither the failure to mail such notice to any particular holder of Class G Common Stock nor any defect therein shall affect the sufficiency thereof with respect to any other holder of Class G Common Stock.

         No adjustments in respect of dividends or other distributions will be made upon the exchange of any shares of Class G Common Stock; provided, however, that if the exchange date with respect to Class G Common Stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of shares of Class G Common Stock at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, notwithstanding the exchange of such shares or CMS Energy's default in payment of the dividend or distribution due on such date.

         Before any holder of shares of Class G Common Stock will be entitled to receive certificates representing shares of any capital stock or cash and/or securities or other property to be received by such holder with respect to any exchange, such holder shall surrender at such office as CMS Energy shall specify certificates for such shares of Common Stock, properly endorsed or assigned for transfer (unless CMS Energy shall waive such requirement). CMS Energy will as soon as practicable after such surrender of certificates representing such shares of Class G Common Stock deliver to the person for whose account such shares of Class G Common Stock were so surrendered, or to the nominee or nominees of such person, certificates representing the number of whole shares of the kind of capital stock or cash and/or securities or other property to which such person shall be entitled as aforesaid, together with any fractional payment referred to in the next paragraph.

         CMS Energy will not be required to issue or deliver fractional shares of any class of capital stock or any fractional securities to any holder of Class G Common Stock upon any exchange, dividend or other distribution. If more than one share of Class G Common Stock shall be held at the same time by the same holder, CMS Energy may aggregate the number of shares of any class of capital stock that shall be issuable or the amount of securities that shall be deliverable to such holder upon any exchange, dividend or other distribution (including any fractions of shares or securities). If the number of shares of any class of capital stock or the amount of securities remaining to be issued or delivered to any holder of Class G Common Stock is a fraction, CMS Energy will, if such fraction is not issued or delivered to such holder, pay a cash adjustment in respect of such fraction in an amount equal to the fair market value of such fraction on the fifth Business Day prior to the date such payment is to be made. For purposes of the preceding sentence, "fair market value" of any fraction will be (i) in the case of any fraction of a share of any class of Common Stock, the product of such fraction and the Fair Market Value of one share of such Common Stock and (ii) in the case of any other fractional security, such value as is determined by the Board of Directors.

         From and after any applicable exchange date, all rights of a holder of shares of Class G Common Stock that were exchanged shall cease except for the right, upon surrender of the certificates representing such shares of Class G Common Stock, to receive certificates representing shares of the kind and amount of capital stock or cash and/or securities or other property for which such shares were exchanged or redeemed, together with any fractional payment contemplated by the immediately preceding paragraph and rights to dividends or other distributions as provided in the third immediately preceding paragraph. No holder of a certificate that immediately prior to the applicable exchange date for Class G Common Stock represented shares of Class G Common Stock will be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into which such Class G Common Stock was exchanged until surrender of such holder's certificate for a certificate or certificates representing shares of such capital stock. Upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the exchange date, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after an exchange date for Class G Common Stock, CMS Energy will, however, be entitled to treat the certificates for such Class G Common Stock that have not yet been surrendered for exchange as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock for which the shares of such Class G Common Stock represented by such certificates shall have been exchanged, notwithstanding the failure to surrender such certificates.

         CMS Energy will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock on exchange of shares of Class G Common Stock. CMS Energy will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of any shares of capital stock in a name other than that in which the shares of the Class G Common Stock so exchanged were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to CMS Energy the amount of any such tax, or has established to the satisfaction of CMS Energy that such tax has been paid.

         LIQUIDATION, SUBDIVISION AND COMBINATION: In the event of a dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the holders of Class G Common Stock and CMS Energy Common Stock will be entitled to receive an amount per share equal to the amount of assets remaining for distribution to holders of Common Stock divided by the total number of shares of CMS Energy Common Stock and Class G Common Stock then outstanding. The liquidation rights of the holders of the respective classes may not bear any relationship to the relative Fair Market Values or the relative voting rights of the two classes.

         If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the liquidation rights of shares of CMS Energy Common Stock relative to Class G Common Stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights of either class of Common Stock. For example, in case CMS Energy were to effect a two-for-one split of Class G Common Stock, the per share liquidation rights of CMS Energy Common Stock would be multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of CMS Energy Common Stock and each post-split share of Class G Common Stock would have one-half of a vote.

         Neither the merger or consolidation of CMS Energy into or with any other corporation, nor the merger or consolidation of any other corporation into or with CMS Energy nor any sale, transfer or lease of all or any part of the assets of CMS Energy, will be deemed to be a dissolution, liquidation or winding up for purposes of the liquidation provisions set forth above.

         DETERMINATIONS BY THE BOARD OF DIRECTORS: Any determinations made in compliance with applicable law by the Board of Directors under any of the provisions in the Certificate of Amendment would be final and binding on all shareholders of CMS Energy.

         OTHER RIGHTS: The holders of Class G Common Stock would have no preemptive rights or any other rights to convert their shares into any other securities of CMS Energy.

         RETAINED INTEREST OF CMS ENERGY IN CONSUMERS GAS GROUP; GAS GROUP
FRACTION: The "Retained Interest" represents the interest in the common stockholders' equity of CMS Energy attributed to the Consumer Gas Group that would be deemed to be retained by CMS Energy after shares of Class G Common Stock are distributed or sold in the Offering or subsequent public offerings. If the total number of shares of Class G Common Stock that is distributed or sold represents all of such interest, there will be no Retained Interest.

         Assuming that the Board of Directors has designated 25 million shares of Class G Common Stock as the number of such shares which it deems to represent 100% of the CMS Energy common stockholders' equity attributable to the Consumers Gas Group, such shares will represent the initial Retained Interest Shares. If 5 million shares of Class G Common Stock are offered and sold in the Offering, the Retained Interest Shares would be decreased to 20 million. The Retained Interest Shares are not, and will not be, outstanding or held by CMS Energy and cannot be voted, but are used to measure the Retained Interest.

         The Gas Group Fraction is the percentage interest in the common stockholders' equity attributed to the Consumers Gas Group that would be represented at any time by the issued and outstanding shares of Class G Common Stock. If shares of Class G Common Stock other than Retained Interest Shares were sold, the Retained Interest Shares would not be reduced, but the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would nonetheless be reduced, and the Gas Group Fraction would be increased accordingly. As shares of Class G Common Stock are offered and sold from time to time by CMS Energy, it will identify the number of shares of Class G Common Stock offered and sold which would (i) decrease the Retained Interest Shares, or (ii) increase the Gas Group Fraction; the sum of the percentage equal to the Gas Group Fraction and the percentage of the common stockholders' equity represented by the Retained Interest would always equal 100%. A determination as to whether shares of Class G Common Stock which are sold are or are not Retained Interest Shares would be made by the Board of Directors, in its sole discretion, after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the capital expenditure plans of and investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources.

         Any issuance of shares of Class G Common Stock would dilute the relative voting power of holders of shares of Class G Common Stock outstanding prior to such issuance.

         The Board of Directors could, in its sole discretion, determine from time to time to cause cash or other property attributed to the Consumers Gas Group to cease to be attributed to the Consumers Gas Group, which would decrease the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group, and would increase the Gas Group Fraction. The Board of Directors could, in its sole discretion, determine from time to time to attribute additional cash or other property to the Consumers Gas Group, which would increase the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group, and decrease the Gas Group Fraction. The Board of Directors could determine, in its sole discretion, to make such attributions after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, including the Consumers Gas Group, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources. See "Certain Management and Accounting Policies--Accounting Matters."

         In the event of any dividend or other distribution on outstanding shares of Class G Common Stock while CMS Energy has a Retained Interest, the Consumers Gas Group's financial statements would be charged in respect of the Retained Interest with an amount equal to the product of (i) the aggregate amount paid in respect of such dividend or other distribution, times (ii) a fraction, the numerator of which is the Retained Interest Shares and the denominator of which is the total number of shares of Class G Common Stock then issued and outstanding.

         In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is not attributed to the Consumers Gas Group, the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is attributed to the Consumers Gas Group, the Retained Interest Shares would not change, but the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. The Board of Directors could, in its sole discretion, determine whether repurchases of Class G Common Stock should be made with consideration attributed to the Consumers Gas Group by considering a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources. See "Certain Management and Accounting Policies--Accounting Matters."

         For further discussion of, and illustrations of the calculation of the Retained Interest Shares, the Retained Interest as a percentage of the common stockholders' equity in the Consumers Gas Group and the Gas Group Fraction and the effects thereon of issuances and repurchases of, and dividends on, shares of Class G Common Stock, and changes in the Retained Interest Shares, the Retained Interest and the Gas Group Fraction occasioned by the attribution of cash or other property, see Appendix II, "Class G Common Stock Retained Interest Illustrations."

CMS ENERGY COMMON STOCK

         DIVIDENDS: The Board of Directors has stated its intention to declare and pay dividends on the CMS Energy Common Stock based primarily on the earnings and financial condition of CMS Energy. See "Dividend Policy" above. The results of operations and financial condition of the businesses attributed to the Consumers Gas Group will continue to be reflected in the consolidated financial statements of CMS Energy, and such financial statements will disclose the interest of the holders of outstanding shares of Class G Common Stock in the Consumer Gas Group.

         For information concerning the policies of CMS Energy with regard to dividends on common Stock and certain restrictions on its ability to pay such dividends, see "Dividend Policy" and "Primary source of Dividends for the Common Stock of CMS Energy; Restrictions on Source of Dividends."

         VOTING: Except as described herein, the holders of outstanding Class G Common Stock will vote together with the holders of the outstanding CMS Energy Common Stock as a single class on all matters as to which all common shareholders are entitled to vote.

         On all matters to be voted on by the holders of Class G Common Stock and CMS Energy Common Stock together as a single class, subject to the antidilution provisions set forth under "Class G Common Stock -- Liquidation, Subdivision and Combination" above, each outstanding share of Class G Common Stock and each outstanding share of CMS Energy Common Stock will have one vote.

         Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting of validating the merger of consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of either class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of common Stock.

         Neither CMS Energy nor any holders of CMS Energy Common Stock would be entitled to vote with respect to Retained Interest Shares.

         LIQUIDATION, SUBDIVISION AND COMBINATION: The rights, if any, of the holders of CMS Energy Common Stock upon the voluntary or involuntary liquidation, merger, subdivision, combination, consolidation, distribution or sale of assets, dissolution or winding up of CMS Energy are as set forth under "Class G Common Stock--Liquidation, Subdivision and Combination" above.

         EXCHANGE OR REDEMPTION: The CMS Energy Common Stock may be exchanged for outstanding shares of Class G Common Stock upon the terms described under "Class G Common Stock--Exchange or Redemption" above.

STOCK TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and the Registrar for the Common Stock is CMS
Energy.


                 CERTAIN FEDERAL INCOME TAX EFFECTS OF OFFERING

         In the opinion of Sidley & Austin, special counsel to CMS Energy, the CMS Energy Common Stock and the Class G Common Stock each will be treated for federal income tax purposes as Common Stock of CMS Energy. Accordingly, for federal income tax purposes, (i) CMS Energy will not recognize any income, gain or loss as a result of the offering and sale of the Class G Common Stock; (ii) a holder of Class G Common Stock will not recognize any income, gain or loss upon the exchange of Class G Common Stock for CMS Energy Common Stock, either pursuant to CMS Energy's option or upon the Disposition of all or substantially all of the assets of the Consumers Gas Group, except for cash received in lieu of fractional shares; and (iii) the tax basis of CMS Energy Common Stock received in such exchange will be the tax basis of the Class G Common Stock exchanged therefor, and, assuming that the Class G Common Stock is held as a capital asset, the holding period of such CMS Energy Common Stock will include the holding period of such Class G Common Stock.

         The Internal Revenue Service (the "Service") announced in 1987 that it was studying and would not issue advance rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but the dividend rights of which are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. In addition, there are no court decisions or other authorities that bear directly on transactions similar to the Offering. It is possible, therefore, that the Service could assert that the Class G Common Stock represents property other than stock of CMS Energy. If the Class G Common Stock were treated as property other than stock of CMS Energy, CMS Energy or its subsidiaries (i) would recognize a significant taxable gain on the sale of the Class G Stock in an amount equal to the excess of the fair market value of such stock sold over its federal income tax basis to CMS Energy or such subsidiaries and (ii) CMS Energy could lose its ability to file consolidated federal income tax returns with Consumers (one consequence being that any dividends paid or deemed to be paid by Consumers to CMS Energy would be taxable to CMS Energy, subject to any applicable dividends received deduction). As indicated above, however, it is the opinion of counsel that the Service would not prevail in any such assertion.

         The foregoing discussion is for the general information only. It is based on the Internal Revenue Code of 1986, as amended to the date hereof, Treasury Department regulations, published positions of the Service and court decisions now in effect, all of which are subject to change. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the Class G Common Stock or the Treasury Department could change the current law in future regulations, including regulations issued pursuant to its authority under Section 337(d) of the Code. Any future legislation or regulations could apply retroactively.

                                  UNDERWRITERS

 Under the terms and subject to the conditions contained in the Underwriting Agreement dated _____________, 1995, a syndicate of underwriters (the "Underwriters") named below for whom _______________________________ are acting as representatives (the "Representatives") has severally agreed to purchase, and CMS Energy has agreed to sell to them, the respective number of shares of Class G Common Stock set forth opposite the name of such Underwriters below:

                                                    Number
       Name                                       of Shares
       ----                                       ---------




   Total                                            ,000,000
                                                  ==========


 The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the shares of Class G Common Stock offered hereby is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all the shares of Class G Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken, provided that, under certain circumstances relating to a default of one or more Underwriters, less than all of such shares may be purchased. Default by one or more Underwriters would not relieve the non-defaulting Underwriters from their several obligations, and in the event of such default, CMS Energy would have the right to require the non-defaulting Underwriters to purchase the respective number of shares of Class G Common Stock which they have severally agreed to purchase and, in addition, to purchase shares of Class G Common Stock which the defaulting Underwriter or Underwriters shall have so failed to purchase up to a number thereof equal to one-ninth of the respective numbers of shares of Class G Common Stock which such non-defaulting Underwriters have otherwise agreed to purchase.

 The Underwriters initially propose to offer part of the shares of Class G Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $___ per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $___ per share of Class G Common Stock to other Underwriters or to certain dealers. After the initial offering, the offering price and other selling terms may from time to time be varied upon the mutual agreement of the Representatives.

 Pursuant to the Underwriting Agreement, CMS Energy has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional __________ shares of Class G Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. To the extent such option is exercised, each

Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class G Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares offered by the Underwriters hereby.

 CMS Energy has agreed that, without the prior written consent of the Representatives, it will not offer, sell, contract to sell or otherwise dispose of any shares of (a) Class G Common Stock, or any securities (other than CMS Energy Common Stock) convertible into or exercisable or exchangeable for Class G Common Stock, for a period of 180 days after the date of this Prospectus, (b) CMS Energy Common Stock or any securities convertible into or exercisable or exchangeable for CMS Energy Common Stock for a period of 90 days after the date of this Prospectus, provided that CMS Energy may, during such periods, issue shares of Common Stock under its Dividend Reinvestment and Option Cash Payment Plan, Performance Incentive Stock Plan, Employee Stock Ownership and Employee Savings and Incentive Plan.

 CMS Energy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. From time to time certain of the Underwriters have been retained to provide and continue to provide investment banking services to CMS Energy or Consumers.

PRICING OF OFFERING

 Prior to the offering, there has been no public market for the shares of Class G Common Stock. The initial public offering price will be determined by negotiation among CMS Energy and the Representatives. Among the factors to be considered in determining the initial public offering price will be the Consumers Gas Group's results of operations, the Consumers Gas Group's current financial condition and future prospects, the experience of its management, the industry in general, the general condition of the equity securities market and the price-earnings ratios and market prices of securities of companies considered comparable to the Consumers Gas Group. There can be no assurance that a regular trading market for the shares of Class G Common Stock will develop after the offering or, if developed, that a public trading market can be sustained. There can also be no assurance that the prices at which the Class G Common Stock will sell in the public market after the offering will not be lower than the price at which it is sold by the Underwriters in the offering.


                                 LEGAL OPINIONS

 Opinions as to the legality of the Class G Common Stock will be rendered for CMS Energy by Sidley & Austin, Chicago, Illinois, counsel to CMS Energy, and Denise M. Sturdy, Assistant General Counsel for CMS Energy. Certain legal matters with respect to the Class G Common Stock will be passed upon by Reid & Priest LLP, New York, New York, counsel for the Underwriters.


                                    EXPERTS

 The consolidated financial statements and schedules of CMS Energy as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993 included or incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said reports which include an explanatory paragraph with respect to the change in the method of accounting for income taxes in 1992 as discussed in Note 6 to the consolidated financial statements and with respect to the change in the method of accounting for postretirement benefits other than pensions in 1992 as discussed in Note 10 to the consolidated financial statements.

 With respect to the unaudited interim consolidated financial information for the periods ended March 31, June 30 and September 30, 1994 and 1993, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended ("Securities Act"), for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

 Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.


                             AVAILABLE INFORMATION

 CMS Energy is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Information, as of particular dates, concerning CMS Energy's directors and officers, their remuneration, the principal holders of CMS Energy is disclosed in proxy statements distributed to shareholders of CMS Energy and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. The outstanding CMS Energy Common Stock is, and the Class G Common Stock is expected to be, listed on the NYSE and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

                                                                      APPENDIX I

                                    GLOSSARY


   Unless otherwise indicated, page number references are to pages in the body of the Prospectus and the financial statements attached thereto.


Term                                             Page Where Definition Appears
- ----                                             -----------------------------
ABATE . . . . . . . . . . . . . . . . . . . . . . . . .        Page 72
Additional Shares . . . . . . . . . . . . . . . . . . .        Page 37
ALJ . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 74
AMT . . . . . . . . . . . . . . . . . . . . . . . . . .        Page F-12
ANR . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 6
Articles  . . . . . . . . . . . . . . . . . . . . . . .        Page 19
Articles of Incorporation . . . . . . . . . . . . . . .        Page 4
Attorney General  . . . . . . . . . . . . . . . . . . .        Page 23
Available Class G Dividend Amount . . . . . . . . . . .        Page 87
Big Rock  . . . . . . . . . . . . . . . . . . . . . . .        Page F-34
Board of Directors  . . . . . . . . . . . . . . . . . .        Page 1
Business Day  . . . . . . . . . . . . . . . . . . . . .        Page 90
base period . . . . . . . . . . . . . . . . . . . . . .        Page 34
Bcf . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 4
BTU . . . . . . . . . . . . . . . . . . . . . . . . . .        Page F-56
calculation date  . . . . . . . . . . . . . . . . . . .        Page 87
Certificate of Amendment  . . . . . . . . . . . . . . .        Page 4
Class G Common Stock  . . . . . . . . . . . . . . . . .        Page 1
Clean Air Act . . . . . . . . . . . . . . . . . . . . .        Page 74
CMS Energy  . . . . . . . . . . . . . . . . . . . . . .        Page 1
CMS Energy Common Stock . . . . . . . . . . . . . . . .        Page 1
CMS Gas Marketing . . . . . . . . . . . . . . . . . . .        Page 83
CMS Generation  . . . . . . . . . . . . . . . . . . . .        Page 81
CMS Generation S.A. . . . . . . . . . . . . . . . . . .        Page 82
CMS Holdings  . . . . . . . . . . . . . . . . . . . . .        Page 73
CMS Midland . . . . . . . . . . . . . . . . . . . . . .        Page F-37
Commission  . . . . . . . . . . . . . . . . . . . . . .        Page 3
Common Stock  . . . . . . . . . . . . . . . . . . . . .        Page 14
Consumers . . . . . . . . . . . . . . . . . . . . . . .        Page 1
Consumers Gas Group . . . . . . . . . . . . . . . . . .        Page 1
Consumers Gas Group Notes   . . . . . . . . . . . . . .        Page 55
Convertible Securities  . . . . . . . . . . . . . . . .        Page 88
Court of Appeals  . . . . . . . . . . . . . . . . . . .        Page 22
Credit Facility . . . . . . . . . . . . . . . . . . . .        Page 32
Detroit Edison  . . . . . . . . . . . . . . . . . . . .        Page 76
Disposition . . . . . . . . . . . . . . . . . . . . . .        Page 90
DNR . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 60
DOE . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 75
DSM . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 69
Energy Act  . . . . . . . . . . . . . . . . . . . . . .        Page F-42

Enterprises . . . . . . . . . . . . . . . . . . . . . .        Page 8
EPA . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 75
Environmental Response Act  . . . . . . . . . . . . . .        Page 47
Exchange Act  . . . . . . . . . . . . . . . . . . . . .        Page 3
FASB  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 61
FERC  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 4
Fair Market Value . . . . . . . . . . . . . . . . . . .        Page 90
15% Premium . . . . . . . . . . . . . . . . . . . . . .        Page 26
FMLP  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 73
Gas Distribution Business . . . . . . . . . . . . . . .        Page 4
Gas Group Fraction  . . . . . . . . . . . . . . . . . .        Page 87
Gas Group Subsidiary  . . . . . . . . . . . . . . . . .        Page 89
GCR . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 45
GPSLP . . . . . . . . . . . . . . . . . . . . . . . . .        Page 81
GTNs  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 33
GTN Indenture . . . . . . . . . . . . . . . . . . . . .        Page 32
HYDRA-CO  . . . . . . . . . . . . . . . . . . . . . . .        Page 69
Incorporated Documents  . . . . . . . . . . . . . . . .        Page 3
Indenture . . . . . . . . . . . . . . . . . . . . . . .        Page 32
ITC . . . . . . . . . . . . . . . . . . . . . . . . . .        Page F-12
KW  . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 7
kWh . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 71
Ludington . . . . . . . . . . . . . . . . . . . . . . .        Page F-40
Mcf . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 6
MBCA  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 91
MCV . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 70
MCV Bonds . . . . . . . . . . . . . . . . . . . . . . .        Page 68
MCV Facility  . . . . . . . . . . . . . . . . . . . . .        Page 22
MCV Partnership . . . . . . . . . . . . . . . . . . . .        Page 5
MGL . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 73
MGS . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 1
MichCon . . . . . . . . . . . . . . . . . . . . . . . .        Page 84
Michigan Cogeneration Partners  . . . . . . . . . . . .        Page 73
MMbtu . . . . . . . . . . . . . . . . . . . . . . . . .        Page F-56
MMCG  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 23
MOAPA . . . . . . . . . . . . . . . . . . . . . . . . .        Page F-48
Mortgage Indenture  . . . . . . . . . . . . . . . . . .        Page 19
MPSC  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 4
MW  . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 21
NEIL  . . . . . . . . . . . . . . . . . . . . . . . . .        Page F-35
NML . . . . . . . . . . . . . . . . . . . . . . . . . .        Page F-35
NGVs  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 7
North Michigan  . . . . . . . . . . . . . . . . . . . .        Page 48
NOMECO  . . . . . . . . . . . . . . . . . . . . . . . .        Page 68
NYSE  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 9
NRC . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 22
O&M . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 54
Offering  . . . . . . . . . . . . . . . . . . . . . . .        Page 3
Order 636 . . . . . . . . . . . . . . . . . . . . . . .        Page 46
Oxford  . . . . . . . . . . . . . . . . . . . . . . . .        Page 83
Palisades . . . . . . . . . . . . . . . . . . . . . . .        Page 22
Panhandle . . . . . . . . . . . . . . . . . . . . . . .        Page 6
PCRB  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 68

Pension Plan  . . . . . . . . . . . . . . . . . . . . .        Page F-19
Plateau . . . . . . . . . . . . . . . . . . . . . . . .        Page F-36
PPA . . . . . . . . . . . . . . . . . . . . . . . . . .        Page 21
Preferred Stock   . . . . . . . . . . . . . . . . . . .        Page 86
Proxy Capital Structure . . . . . . . . . . . . . . . .        Page 21
PSCR  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 22
PUHCA . . . . . . . . . . . . . . . . . . . . . . . . .        Page 23
Representatives   . . . . . . . . . . . . . . . . . . .        Page 98
Retained Interest . . . . . . . . . . . . . . . . . . .        Page 94
Retained Interest Fraction  . . . . . . . . . . . . . .        Page 16
Retained Interest Shares  . . . . . . . . . . . . . . .        Page 87
Restricted Payment  . . . . . . . . . . . . . . . . . .        Page 32
Revised Settlement Proposal . . . . . . . . . . . . . .        Page F-37
Risk Service Contract . . . . . . . . . . . . . . . . .        Page 80
Secured Credit Facility . . . . . . . . . . . . . . . .        Page 68
Securities Act  . . . . . . . . . . . . . . . . . . . .        Page 100
Series A Notes  . . . . . . . . . . . . . . . . . . . .        Page F-14
Series B Notes  . . . . . . . . . . . . . . . . . . . .        Page F-14
SERP  . . . . . . . . . . . . . . . . . . . . . . . . .        Page F-18
Settlement Order  . . . . . . . . . . . . . . . . . . .        Page 22
Service . . . . . . . . . . . . . . . . . . . . . . . .        Page 97
SFAS  . . . . . . . . . . . . . . . . . . . . . . . . .        Page 57
Substantially all of the properties and assets
  attributed to the Consumers Gas Group . . . . . . . .        Page 90
Superfund . . . . . . . . . . . . . . . . . . . . . . .        Page 75
10% Premium . . . . . . . . . . . . . . . . . . . . . .        Page 26
Trunkline . . . . . . . . . . . . . . . . . . . . . . .        Page 6
Underwriters  . . . . . . . . . . . . . . . . . . . . .        Page 98
Union . . . . . . . . . . . . . . . . . . . . . . . . .        Page 49
US Court of Appeals   . . . . . . . . . . . . . . . . .        Page 48
Voluntary Employee Beneficiary Association  . . . . . .        Page F-17
Walter  . . . . . . . . . . . . . . . . . . . . . . . .        Page 69

                                                                     APPENDIX II


              CLASS G COMMON STOCK RETAINED INTEREST ILLUSTRATIONS

                 The following illustration reflects the calculations of the Retained Interest based on the assumptions set forth herein and using the 60 million authorized shares of the Class G Common Stock, of which 25 million shares have been deemed to represent 100% of the common stockholders' equity of CMS Energy attributable to the Consumers Gas Group, as diagramed below:


                                                                    After Offering
                           Before Offering                       (as discussed below)
                           ---------------                       --------------------
                         35 million Additional                  35 million Additional
                            Shares                                 Shares

                         25 million Retained                    20 million Retained
                            Interest Shares                        Interest Shares

                                                                 5 million Outstanding
                                                                   Shares



OFFERING OF CLASS G COMMON STOCK

         . A total of 5 million shares sold in the Offering. Such shares will be entitled to vote and, in the aggregate, will represent an interest in the earnings and equity of CMS Energy attributable to the Consumers Gas Group equal to the Gas Group Fraction, in this case 20%.

         . The Gas Group Fraction, which represents the fractional interest in the earnings and equity of CMS Energy attributable to the Consumers Gas Group that is held by the holders of the outstanding shares of Class G Common Stock, is equal to the following fraction:

                                 Outstanding Shares of Class G Common Stock
                          ------------------------------------------------------
                          Outstanding Shares of     +   Retained Interest Shares
                          Class G Common Stock

                 or in the foregoing case,

                          5 million
                 -----------------------------  = 20%
                    5 million + 20 million

         . The balance of the shares deemed to represent 100% of the CMS Energy common stockholders' equity value attributed to the Consumers Gas Group (25 million minus 5 million, or 20 million) will represent the Retained Interest Shares, which remain attributed to CMS Energy at the conclusion of the Offering. The Retained Interest Shares will not be issued, outstanding or entitled to vote. CMS Energy's Retained Interest in the Consumers Gas Group is equal to one minus the Gas Group Fraction, in this case 80%.

                                  1 -         5 million                =  80%
                                       ------------------------------
                                        5 million +  20 million



         . After the Offering, CMS Energy will have 55 million authorized and unissued shares of Class G Common Stock remaining (60 million minus 5 million issued and outstanding). Authorized and unissued shares may be issued without further action by shareholders and would result in the reduction of the percentage equity interest of existing holders and may be issued at prices which could dilute the equity interest of existing shareholders. Issuance of Retained Interest Shares, however, would not dilute earnings per share of the Consumers Gas Group because the number of shares that would be used in the denominator for such calculation would remain the same after any such issue.

         . In addition, with a Gas Group Fraction of 20% (and a Retained Interest of 80%) the financial statements of the Consumers Gas Group are charged in respect of the Retained Interest, with an amount equal to four times (representing the ratio of the 20 million Retained Interest Shares to the 5 million shares outstanding) the aggregate amount of any dividend or other distribution paid on the Class G Common Stock. When for example, a cash dividend of $.20 per share is declared and paid on the 5 million shares of Class G Common Stock outstanding (an aggregate of $1 million), the Consumers Gas Group financial statements are charged, through an adjustment to the cash balance attributable to the Consumers Gas Group, with $4 million in addition to the $1 million dividend (an aggregate of $5 million). Thus, the Consumers Gas Group is treated as having paid a cash dividend on not only the outstanding shares of Class G Common Stock but also on each of the Retained Interest Shares.

         . Any additional shares sold in the Offering to cover over-allotments by the Underwriters will be attributed to the Retained Interest and will increase the Gas Group Fraction and reduce the Retained Interest accordingly.

ADDITIONAL OFFERING OF CLASS G COMMON STOCK

         The following illustrations reflect the sale of 5 million shares of Class G Common Stock subsequent to the Offering.

         A.  Additional Offering of Shares other than Retained Interest Shares

                 All such shares are identified as representing an additional equity interest in the Consumers Gas Group, with the net proceeds reflected in the financial statements of the Consumers Gas Group. Such shares may be issued at prices which dilute the equity interest of the holders of the outstanding shares.

                 Shares previously issued and outstanding   . . . . . . . . . . . . . . . . . . . . . . . . . .    5 million
                 Newly issued shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5 million
                                                                                                                  ----------

                 Total issued and outstanding after the
                     second offering  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10 million
                                                                                                                  ==========

         . CMS Energy would have 50 million authorized and unissued shares of Class G Common Stock remaining (60 million minus 10 million issued and outstanding), 20 million of which would be Retained Interest Shares.

         . The total issued and outstanding shares (10 million) would in the aggregate represent a Gas Group Fraction of 33.3%, calculated as follows:

                         10 million                =  33.3%
                 --------------------------------
                     10 million + 20 million

                 The 20 million Retained Interest Shares would accordingly represent an interest of 66.7% in such earnings and equity.

         . In this case, the financial statements of the Consumers Gas Group would be charged, with an amount equal to two times (representing the ratio of the 20 million Retained Interest Shares to the 10 million shares outstanding) the aggregate amount of any dividend or other distribution paid on the Class G Common Stock. The Consumers Gas Group therefore would be treated as having paid a dividend or other distribution on not only the outstanding shares of Class G Common Stock but also on each of the Retained Interest Shares.

         B.  Additional Offering From the Retained Interest Shares

                 All of such shares are identified as Retained Interest Shares, with none of the net proceeds being reflected in the financial statements of the Consumers Gas Group.

                 Shares previously issued and outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . .  5 million
                 Newly issued shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5 million
                                                                                                                ----------

                 Total issued and outstanding after the
                      second offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10 million
                                                                                                                ==========

         . CMS Energy would have 50 million authorized and unissued shares of Class G Common Stock remaining (60 million minus 10 million issued and outstanding), 15 million of which would be Retained Interest Shares.

         . The total issued and outstanding shares (10 million) would in the aggregate represent a Gas Group Fraction of 40%, calculated as follows:

                         10 million                =  40%
                 ---------------------------------
                      10 million + 15 million

         . The remaining 15 million Retained Interest Shares would accordingly represent an interest of 60% in such earnings and equity.

         . Even if CMS Energy issues all shares deemed to represent the Retained Interest Shares at a particular point in time (and the Gas Group Fraction accordingly would become 100%), CMS Energy could still attribute assets and property to the Consumers Gas Group which would increase above zero the Retained Interest Shares and would accordingly reduce the Gas Group Fraction. See "Attribution of Assets between CMS Energy and Consumers Gas Group -- Attribution of Additional Assets, Including Equity Infusions, from CMS Energy to Consumers Gas Group."

ATTRIBUTION OF NET ASSETS BETWEEN CMS ENERGY AND CONSUMERS GAS GROUP

                 The following illustrations reflect equity infusions resulting from the assumed attribution (whether contributed or deemed to have been contributed by a regulatory agency and required by such agency to be accounted for as such), after the assumed initial issuance of 5 million shares of Class G Common Stock attributable to the Retained Interest, of $100 million of net assets (consisting of $150 million of assets and $50 million of liabilities related thereto) on a date on which the Fair Market Value of a share of Class G Common Stock is $25 per share.

         A. Attribution of Additional Net Assets from CMS Energy to Consumers Gas Group

                 Assume the attribution of net assets by CMS Energy to the Consumers Gas Group.

                 Shares previously issued and
                   outstanding  . . . . . . . . . . . . . . . . . . . . . .       5 million
                 Newly issued shares  . . . . . . . . . . . . . . . . . . .       0
                                                                                 ----------

                 Total issued and outstanding
                   after attribution  . . . . . . . . . . . . . . . . . . .       5 million
                                                                                 ==========

         . The Retained Interest Shares would be increased to reflect the attribution of net assets to the Consumers Gas Group by the number equal to the value of the net assets allocated ($100 million) divided by the Fair Market Value of a share of Class G Common Stock at that time ($25), or 4 million shares.

                 Retained Interest Shares prior
                   to attribution . . . . . . . . . . . . . . . . . . . . .      20 million
                 Increase to reflect attribution to
                   Consumers Gas Group  . . . . . . . . . . . . . . . . . .       4 million
                                                                                 ----------

                 Retained Interest Shares after
                   attribution  . . . . . . . . . . . . . . . . . . . . . .      24 million
                                                                                 ==========

         . As a result, the total issued and outstanding shares (5 million) would in the aggregate represent a Gas Group Fraction of 17.2%, calculated as follows:

                                                                     5 million                =  17.2%
                                                        ---------------------------------
                                                              5 million + 24 million

         The Retained Interest as a percentage would accordingly be increased to 82.8%.

   . CMS Energy would have 55 million authorized and unissued shares of Class G Common Stock (60 million minus 5 million issued and outstanding).

         B.      Attribution of Net Assets from Consumers Gas Group to CMS
                 Energy

                 Assume the attribution of net assets attributed to the Consumers Gas Group to CMS Energy

                 Shares Previously issued and
                   outstanding  . . . . . . . . . . . . . . . . . . . . . .      5 million
                 Newly Issued Shares  . . . . . . . . . . . . . . . . . . .      0
                                                                                 ---------

                 Total issued and outstanding
                   after attribution  . . . . . . . . . . . . . . . . . . .      5 million
                                                                                 =========

         . The Retained Interest Shares would be decreased to reflect the attribution by CMS Energy of net assets attributed to the Consumers Gas Group to CMS Energy by the number equal to the value of the net assets attributed ($100 million) divided by the Fair Market Value of a share of Class G Common Stock at that time ($25), or 4 million shares.

                 Retained Interest Shares prior to
                   attribution  . . . . . . . . . . . . . . . . . . . . . .      20 million
                 Decrease to reflect attribution to the
                   CMS Energy . . . . . . . . . . . . . . . . . . . . . . .      -4 million
                                                                                 ----------

                 Retained Interest Shares after
                   attribution  . . . . . . . . . . . . . . . . . . . . . .       16 million
                                                                                  ==========

         . As a result, the total issued and outstanding shares (5 million) would in the aggregate represent a Gas Group Fraction of 23.8%, calculated as follows:

                        5 million                 =  23.8%
                 --------------------------------
                     5 million + 16 million


         The Retained Interest as a percentage would accordingly decrease to 76.2%.

         . CMS Energy would have 55 million authorized and unissued shares of Class G Common Stock (60 million minus 5 million issued and outstanding).

REPURCHASES OF CLASS G COMMON STOCK

         The following illustrations reflect an assumed repurchase of 3 million shares of Class G Common Stock after the assumed initial issuance of 5 million shares of Class G Common Stock.

         A.  Repurchase With Assets Not Attributed to the Consumers Gas Group

                 All of such shares are identified as repurchased with assets not attributed to the Consumers Gas Group, with no charge to the financial statements of the Consumers Gas Group for the consideration paid for such shares, resulting in an increase in CMS Energy's Retained Interest in the Consumers Gas Group.

                 Shares previously issued and
                   outstanding  . . . . . . . . . . . . . . . . . . . . . .       5 million
                 Shares repurchased with assets not attributed to
                   the Consumers Gas Group  . . . . . . . . . . . . . . . .      -3 million
                                                                                 ----------

                 Total issued and outstanding
                   after repurchase . . . . . . . . . . . . . . . . . . . .       2 million
                                                                                 ==========

         . The Retained Interest Shares would be increased by the number of shares of Class G Common Stock repurchased as noted above.

                 Retained Interest Shares prior to
                   repurchase . . . . . . . . . . . . . . . . . . . . . . .      20 million

                 Number of shares repurchased
                   with assets not attributed to
                   the Consumers Gas Group  . . . . . . . . . . . . . . . .       3 million
                                                                                 ----------

                 Number of Retained Interest Shares after
                   repurchase . . . . . . . . . . . . . . . . . . . . . . .      23 million
                                                                                 ==========

         . As a result, the total issued and outstanding shares (2 million) would in the aggregate represent a Gas Group Fraction of 8%, calculated as follows:

                       2 million               =  8%
                 ---------------------------
                    2 million + 23 million

         The Retained Interest as a percentage would accordingly be increased to 92%.

         . The shares repurchased would no longer be outstanding or entitled to vote and thereafter CMS Energy would have 58 million authorized and unissued shares of Class G Common Stock (60 million minus 2 million issued and outstanding).

         B.  Repurchase With Assets Attributed to the Consumers Gas Group

                 Assume all of such shares are identified as repurchased with assets attributed to the Consumers Gas Group, with the financial statements of the Consumers Gas Group being charged entirely with the consideration paid for such shares.

                 Shares previously issued and
                   outstanding  . . . . . . . . . . . . . . . . . . . . . .       5 million
                 Shares repurchased with assets attributed
                   to the Consumers Gas Group . . . . . . . . . . . . . . .      -3 million
                                                                                 ----------

                 Total issued and outstanding
                   after repurchase . . . . . . . . . . . . . . . . . . . .       2 million
                                                                                 ==========

         . The Retained Interest Shares (20 million) would remain unchanged.

         . As a result, the total issued and outstanding shares (2 million) would in the aggregate represent a Gas Group Fraction of 9.1%, calculated as follows:

                       2 million              =  9.1%
                 ---------------------------
                   2 million + 20 million


         The Retained Interest as a percentage would accordingly be increased to 90.9%.

         . The shares repurchased would no longer be outstanding or entitled to vote and thereafter CMS Energy would have 58 million authorized and unissued shares of Class G Common Stock (60 million minus 2 million issued and outstanding).

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page
                                                                                                      ----
Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . .        F-3

Consumers Gas Group Statements of Income  . . . . . . . . . . . . . . . . . . . . . . . . . .        F-4

Consumers Gas Group Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . .        F-5

Consumers Gas Group Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        F-6

Consumers Gas Group Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . .        F-7

Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . .        F-25

CMS Energy Consolidated Statements of Income  . . . . . . . . . . . . . . . . . . . . . . . .        F-26

CMS Energy Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . .        F-27

CMS Energy Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . .        F-28

CMS Energy Consolidated Statements of Common Stockholders' Equity   . . . . . . . . . . . . .        F-30

CMS Energy Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . .        F-31

                            ________________________

                EXPLANATORY NOTE REGARDING FINANCIAL INFORMATION

         Effective upon completion of the Offering, CMS Energy will have outstanding two classes of Common Stock: Class G Common Stock, which is intended to reflect the performance of the Consumers Gas Group; and CMS Energy Common Stock, which is intended to reflect the performance of CMS Energy (which will also reflect the performance of the Consumers Gas Group to the extent of the Retained Interest).

         Although the financial statements of the Consumers Gas Group will separately report the assets, liabilities (including contingent liabilities) and shareholders' equity of CMS Energy attributed to the Consumers Gas Group, such attribution will not affect CMS Energy's legal title to such assets or responsibility for such liabilities. Holders of Class G Common Stock will be, and holders of CMS Energy Common Stock are, shareholders of CMS Energy, which continues to be responsible for all of its liabilities. Financial results arising from the business of CMS Energy (including its Retained Interest in the Consumers Gas Group) or from the business of the Consumers Gas Group could affect the market price of both classes of Common Stock. In addition, any net losses of CMS Energy or the Consumers Gas Group, and dividends or distributions on, or repurchases of, either class of Common Stock will reduce the assets of CMS Energy legally available for payment of dividends on both classes of Common Stock. Accordingly, CMS Energy's consolidated financial information should be read in conjunction with the Consumers Gas Group's financial information.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To CMS Energy Corporation:

We have audited the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Power Company ("Consumers") and its wholly-owned subsidiary, Michigan Gas Storage Company) as of December 31, 1993 and 1992, and the related statements of income, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the management of CMS Energy Corporation (the "Company"), the parent of Consumers. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumers Gas Group as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, effective January 1, 1992, Consumers changed its method of accounting for income taxes. As discussed in
Note 9 to the financial statements, effective January 1, 1992, Consumers changed its method of accounting for postretirement benefits other than pensions. Additionally, as discussed in Note 6 to the financial statements, Consumers effected a quasi-reorganization on December 31, 1992.

                              Arthur Andersen LLP

Detroit, Michigan
December 1, 1994
(except with respect to the matter discussed in Note 2 as to which the date is February 14, 1995)

                              CONSUMERS GAS GROUP

                              STATEMENTS OF INCOME



                                                                           NINE MONTHS
                                                                              ENDED
                                                                          SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                                          --------- ---         ----- ----- -------- ---
                                                                         1994         1993      1993         1992       1991
                                                                         ----         ----      ----         ----       ----
                                                                             (UNAUDITED)
                                                                                              IN MILLIONS
Operating Revenue                                                          $837        $809      $1,160     $1,126      $1,061
                                                                         ------      ------     -------    -------     -------
Operating Expenses
  Operation
    Cost of gas sold                                                        475         473         678        673         677
    Other                                                                   137         125         171        177         172
                                                                         ------      ------     -------    -------     -------
         Total operation                                                    612         598         849        850         849
Maintenance                                                                  29          25          38         37          27
Depreciation, depletion and amortization                                     51          49          73         76          70
General taxes                                                                39          41          54         54          51
                                                                         ------      ------     -------    -------     -------
         Total operating expenses                                           731         713       1,014      1,017         997
                                                                         ------      ------     -------    -------     -------
Pretax Operating Income                                                     106          96         146        109          64
Income Taxes                                                                 32          27          39         35           2
                                                                         ------      ------     -------    -------     -------
Net Operating Income                                                         74          69         107         74          62
                                                                         ------      ------     -------    -------     -------
Other Income (Deductions)                                                    (1)         (1)         (2)        (3)          3
                                                                         ------      ------     -------    -------     -------
Fixed Charges
  Interest on long-term debt                                                 22          22          31         28          41
  Other interest                                                              3           4           7          1          21
  Capitalized interest                                                        -           -          (1)         -           -
  Preferred dividends                                                         3           1           2          2           2
                                                                         ------      ------     -------    -------     -------
         Net fixed charges                                                   28          27          39         31          64
                                                                         ------      ------     -------    -------     -------
Net Income                                                                 $ 45        $ 41      $   66     $   40      $    1
                                                                         ======      ======     =======    =======     =======



        The accompanying notes are an integral part of these statements.

                              CONSUMERS GAS GROUP

                            STATEMENTS OF CASH FLOWS


                                                                           NINE MONTHS
                                                                              ENDED
                                                                          SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                                          --------- ---         ----- ----- -------- ---
                                                                         1994         1993      1993         1992       1991
                                                                         ----         ----      ----         ----       ----
                                                                             (UNAUDITED)
                                                                                              IN MILLIONS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                 $ 45       $  41       $  66      $  40       $   1
  Adjustments to reconcile net income to net cash
    provided by operating activities
    Depreciation, depletion and amortization                                 51          49          73         76          70
    Debt discount and capital lease amortization                              3           2           5          8           8
    Deferred income taxes and investment tax credit                           6           -           4         (4)         (5)
    Changes in other assets and liabilities
       (Note 12)                                                             12         (94)        (68)       (14)        106
                                                                           ----       -----       -----      -----       -----
      Net cash provided by operating activities                             117          (2)         80        106         180
                                                                           ====       =====       =====      =====       =====
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures (excludes assets placed under
  capital leases) (Note 12)                                                 (83)       (107)       (153)      (107)        (68)
Other                                                                        (5)         (5)         (6)         3          (3)
                                                                           ----       -----       -----      -----       -----
      Net cash used in investing activities                                 (88)       (112)       (159)      (104)        (71)
                                                                           ====       =====       =====      =====       =====
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in notes payable, net                                     1         120          86        (52)         68
Retirement of bonds                                                         (29)          -        (121)         -        (109)
Payment of bank loans                                                       (33)         (2)          -          -         (57)
Payment of common stock dividends                                           (30)        (21)        (47)         -         (13)
Payment of capital lease obligations                                         (3)         (3)         (5)        (8)         (7)
Contribution from stockholder                                                22           -           -          -           -
Proceeds from preferred stock                                                42           -           -          -           -
Proceeds from bonds                                                           -           -         155         38           -
Proceeds from bank loans                                                      -           9           2         25           -
                                                                           ----       -----       -----      -----       -----
      Net cash provided by (used in)
        financing activities                                                (30)        103          70          3        (118)
                                                                           ====       =====       =====      =====       =====
NET INCREASE (DECREASE) IN CASH AND TEMPORARY
  CASH INVESTMENTS:                                                          (1)        (11)         (9)         5          (9)
Cash and temporary cash investments
         Beginning of period                                                  4          13          13          8          17
                                                                           ----       -----       -----      -----       -----
         End of period                                                     $  3       $   2       $   4      $  13       $   8
                                                                           ====       =====       =====      =====       =====





        The accompanying notes are an integral part of these statements.

                              CONSUMERS GAS GROUP
                                 BALANCE SHEETS

                                                                                          SEPTEMBER 30,      DECEMBER 31,
                                                                                          --------- ---      -------- ---
                                                                                                 1994        1993       1992
                                                                                                 ----        ----       ----
                                                                                              (UNAUDITED)
                                                                                                         IN MILLIONS
ASSETS
Plant and Property (At Cost)
  Plant                                                                                          $2,014     $1,939      $1,818
  Less accumulated depreciation, depletion and amortization                                       1,103      1,061       1,015
                                                                                                  -----      -----       -----
                                                                                                    911        878         803
  Construction work-in-progress                                                                      57         53          43
                                                                                                  -----      -----       -----
                                                                                                    968        931         846
                                                                                                  -----      -----       -----
Current Assets
  Cash and temporary cash investments at cost, which approximates
    market                                                                                            3          4          13
  Accounts receivable and accrued revenues, less allowances of $2 at
    September 30, 1994 and in 1993 and 1992 (Note 5)                                                 24         79          85
  Inventories at average cost
    Gas in underground storage                                                                      271        228         204
    Materials and supplies                                                                           10         10          10
  Trunkline settlement (Note 3)                                                                      30         31          30
  Deferred income taxes (Note 4)                                                                     11          9           4
  Prepayments and other                                                                              22         57          66
                                                                                                  -----      -----       -----
                                                                                                    371        418         412
                                                                                                  -----      -----       -----
Non-Current Assets
  Postretirement benefits (Note 9)                                                                  158        159         151
  Trunkline settlement (Note 3)                                                                      63         86         116
  Deferred income taxes (Note 4)                                                                      -          3          18
  Other                                                                                              65         31          31
                                                                                                  -----      -----       -----
                                                                                                    286        279         316
                                                                                                  -----      -----       -----
Total Assets                                                                                     $1,625     $1,628      $1,574
                                                                                                 ======     ======      ======

STOCKHOLDERS' INVESTMENT AND LIABILITIES

Capitalization (Note 6)
  Common stockholders' equity                                                                    $  325     $  288      $  269
  Preferred stock                                                                                    78         36          36
  Long-term debt                                                                                    343        376         392
  Non-current portion of capital leases                                                              18         18          21
                                                                                                  -----      -----       -----
                                                                                                    764        718         718
                                                                                                  -----      -----       -----
Current Liabilities
  Current portion of long-term debt and capital leases                                               53         82          28
  Notes payable                                                                                     110        109          23
  Accounts payable                                                                                   69         67          74
  Accrued refunds                                                                                    31         20          30
  Trunkline settlement (Note 3)                                                                      30         30          30
  Accrued taxes                                                                                      25         62          94
  Accrued interest                                                                                    7          9           9
  Other                                                                                              63         70          64
                                                                                                  -----      -----       -----
                                                                                                    388        449         352
                                                                                                  -----      -----       -----
Non-Current Liabilities
  Postretirement benefits (Note 9)                                                                  176        171         161
  Regulatory liabilities for income taxes, net (Note 4)                                             137        131         135
  Trunkline settlement (Note 3)                                                                      63         86         116
  Deferred investment tax credits                                                                    31         32          34
  Other                                                                                              66         41          58
                                                                                                  -----      -----       -----
                                                                                                    473        461         504
                                                                                                  -----      -----       -----
  Commitments and Contingencies (Notes 2, 3 and 11)
Total Stockholders' Investment and Liabilities                                                   $1,625     $1,628      $1,574
                                                                                                 ======     ======      ======

        The accompanying notes are an integral part of these statements.

                              CONSUMERS GAS GROUP

                         NOTES TO FINANCIAL STATEMENTS


1.  CORPORATE STRUCTURE

         CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving most of the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to end-users and 4) transmission and storage of natural gas.

         In September 1994, management announced that Consumers is being internally reorganized into separate electric utility and gas utility strategic business units. The restructuring, effective January 1, 1995, while not affecting Consumers' consolidated financial statements or corporate legal form, is designed to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. Management believes that the strategic business unit structure will allow each unit to focus more on its own profitability and growth potential, and will ultimately, in the long term, result in lower overall costs.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

  Basis of Presentation

         CMS Energy is seeking shareholder approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy. This proposed new class of Common Stock, designated Class G Common Stock, will reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (such businesses, collectively, will be attributed to the Consumers Gas Group). The existing CMS Energy Common Stock will continue to be outstanding and, if and after any shares of Class G Common Stock are issued by CMS Energy, will be intended to reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock.

         Following approval of the New Stock Proposal by the shareholders, CMS Energy may, subject to prevailing market and other conditions, to offer shares of Class G Common Stock for sale for cash in an initial public offering. The net proceeds of such offering would be invested in the businesses of CMS Energy and used for its general corporate purposes. Initially, such proceeds will be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). The timing and size of such public offering and the price at which such shares would be sold would be determined by the Board of Directors without further approval of the shareholders. However, shares of Class G Common Stock intended to represent up to approximately 30 percent of the common stockholders' equity value attributed to the Consumers Gas Group are currently expected to be offered to the public in the initial public offering. Such offer will be made only by prospectus and after a Registration Statement filed with respect thereto by CMS Energy under the Securities Act of 1933 has become effective. An application will be filed to list the Class G Common Stock for trading on the NYSE in connection with any such offer. Additional authorized shares of Class G Common Stock could be offered by CMS Energy in the future at the discretion of the Board of Directors and without further shareholder approval.

         Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies described within these notes have a long-standing basis and have historically been used in proceedings conducted before the MPSC. The financial statements for the Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect its financial position, results of operations and cash flows. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to the Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management allocated to the Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, other O&M expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes the attributions are reasonable.

         Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of Common Stock. Therefore, the creditors of CMS Energy are unaffected by the implementation of the Consumers Gas Group, because all assets of the corporation remain available to satisfy all liabilities. The holders of CMS Energy Common Stock and the proposed Class G Common Stock continue to be subject to all risks associated with investments in CMS Energy. Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy. Accordingly, CMS Energy's consolidated financial statements and related notes included within this Prospectus should be read in conjunction with these financial statements.

  Principles Applied in Financial Statements

         The financial statements of the Consumers Gas Group incorporate Consumers' natural gas utility business and the related business of Michigan Gas Storage. The Consumers Gas Group and the remaining business segments of CMS Energy comprise all of the accounts included in the consolidated financial statements of CMS Energy.

         The financial statements of Consumers Gas Group were prepared in accordance with generally accepted accounting principles on a consistent basis. Any future changes in accounting policy not mandated by appropriate authorities must be, in management's opinion, preferable to the policy in place and must be disclosed in accordance with generally accepted accounting principles.

         For presentation purposes, all material transactions between companies within the Consumers Gas Group have been eliminated. Amounts as of, and for, and pertaining to the nine month periods ended September 30, 1994 and 1993 included herein are unaudited.

  Dividend Policy

         Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends will be payable out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount.

         Dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70 percent to 85 percent of annual earnings available for dividends on common stock.

         CMS Energy, in the sole discretion of its Board of Directors, could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility businesses or the non-utility business of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

         In making its dividend decisions with respect to the Class G Common Stock, the Board of Directors will rely on the financial statements of the Consumers Gas Group, as well as, to a lesser extent, the consolidated financial statements of CMS Energy. The method of calculating earnings per share for the Class G Common Stock reflects the intent of the Board of Directors that the separately reported assets and earnings of the Consumers Gas Group are to be the source for payment of, and the basis for determining, dividends to be paid on the Class G Common Stock, although liquidation rights of the Class G Common Stock and legally available assets of CMS Energy are based on different factors.

  Earnings Per Share

         Earnings available to Class G Common Stock on a per share basis will be determined based on the separately calculated earnings of the Consumers Gas Group.

         Earnings per share are omitted from the historic statements of earnings since the Class G Common Stock was not part of the equity structure of CMS Energy and the Articles of Incorporation had not been amended to allow for the issuance of the Class G Common Stock for the periods presented.

  Gas Inventory

         Consumers uses the weighted average cost method for valuing working gas inventory. Cushion gas, which is gas stored to maintain reservoir pressure for recovery of working gas, is recorded in the appropriate gas utility plant account. Consumers and Michigan Gas Storage maintain gas inventory in their underground storage facilities.

  Maintenance, Depreciation and Depletion

         Property repairs and minor property replacements are charged to maintenance expense. Depreciable property retired or sold plus cost of removal (net of salvage credits) is charged to accumulated depreciation. Consumers bases depreciation provisions for gas utility plant on straight-line and units-of-production rates approved by the MPSC. The composite rate for gas plant was 4.4 percent for 1993, 4.3 percent for 1992 and 4.2 percent for 1991.

  New Accounting Standards

         In November 1992, the FASB issued SFAS 112, Employers' Accounting for Postemployment Benefits, which CMS Energy adopted January 1, 1994. CMS Energy pays for several postemployment benefits, the most significant being workers' compensation. Because CMS Energy's postemployment benefit plans do not vest or accumulate, the standard did not materially impact the Consumers Gas Group's financial position or results of operations. For new accounting standards regarding income taxes, see Note 4; for financial instruments, see Note 7; and for pensions and other postretirement benefits, see Note 9.

  Related-Party Transactions

         The Consumers Gas Group, stored and transported natural gas and provided other services to the MCV Partnership totaling approximately $14 million for 1993, 1992 and 1991, respectively.

         Any future transactions between Consumers Gas Group and the remaining segments of CMS Energy will be on terms comparable to arm's length transactions in accordance with generally accepted accounting principles. (See Note 4 for income tax policy.) Other related-party transactions are immaterial.

  Revenue and Fuel Costs

         Consumers accrues revenue for gas used by its customers but not billed at the end of an accounting period. It also accrues or reduces revenue for any underrecovery or overrecovery of natural gas costs by establishing a corresponding asset or liability until it bills these unrecovered costs or refunds the excess recoveries to customers after reconciliation hearings conducted before the MPSC.

  Unaudited Interim Information

         In the opinion of management, the unaudited financial information for the nine months ended September 30, 1994 and 1993 reflects all adjustments necessary to assure the fair presentation of financial position, results of operations and cash flows.

  Utility Regulation

         Consumers' gas operations and Michigan Gas Storage are regulated by the MPSC and FERC, respectively. Accordingly, Consumers Gas Group accounts for the effects of gas regulation under SFAS 71, Accounting for the Effects of Certain Types of Regulation. As a result, the actions of regulators affect when revenues, expenses, assets and liabilities are recognized.

  Other

         For significant accounting policies regarding cash equivalents, see
Note 12; for income taxes, see Note 4; and for pensions and other postretirement benefits, see Note 9.

3.  RATE MATTERS

         In July 1994, the MPSC approved an agreement previously reached between the MPSC staff and Consumers, to charge $10 million of costs for postretirement benefits computed under SFAS 106 against earnings over the last six months of 1994. This charge against earnings will partially offset costs related to state property taxes which have been reduced. The agreement was reached in response to an assertion by the MPSC staff that gas utility business earnings for 1993 were in excess of the currently authorized level. The agreement also provides for an additional $4 million of 1995-related SFAS 106 costs to be charged against 1995 earnings instead of being deferred. As part of the agreement, Consumers committed to file a gas rate case before December 31, 1994, that will among other things, incorporate costs increases, including costs for postretirement benefits computed under SFAS 106, into its retail gas rates. A final order should be received approximately 9 to 12 months after the request is filed. No assurance can be given as to the level of rates which will be authorized by the MPSC. Consumers' gas distribution business is currently authorized to earn a 13.25 percent rate of return on equity. Consumers' most recent rate filing for its electric utility business resulted in an authorized rate of return on equity of 11.75 percent. See Note 14 with regard to certain subsequent developments.

         In gas rate cases the MPSC determines, among other things, an appropriate capital structure, including equity, for the Gas Distribution Business and approves a rate of return on such equity. Because the Gas Distribution Business is part of Consumers, it does not have its own capital structure. Accordingly, in the most recent gas rate case before the MPSC relating to the Gas Distribution Business, the MPSC utilized a Proxy Capital Structure. It is possible that in future gas rate cases, the MPSC may use another methodology to determine the equity used for rate making purposes for the Consumers Gas Group or otherwise select a methodology different than the Proxy Capital Structure. The capital structure employed for ratemaking purposes directly affects the overall rate of return of a rate regulated enterprise.

  GCR Issues

         In connection with its 1991 GCR reconciliation case, Consumers refunded $36 million, including interest, to its firm sales and transportation rate customers in April 1992. Consumers accrued the full amount for this refund in 1991.

         The MPSC issued an order during 1993 that approved an interim settlement agreement for the 12 months ended March 31, 1993. As a result of the settlement, Consumers refunded in August 1993, to its GCR and transportation customers, approximately $22 million, including interest. Consumers previously accrued amounts sufficient for this refund.

         The MPSC, in a February 1993 order, provided that the price payable to certain intrastate gas producers by Consumers be reduced prospectively. As a result, Consumers was not allowed to recover approximately $13 million of costs incurred prior to February 8, 1993. Consumers previously had accrued a loss for this issue in excess of the disallowed amount. Future disallowances are not anticipated, unless the remaining appeals filed by the intrastate producers are successful.

         In 1992, the FERC approved a settlement involving Consumers, Trunkline and certain other parties, which resolved numerous claims and proceedings concerning Trunkline liquified natural gas costs. The settlement represents significant gas cost savings for Consumers and its customers in future years. As part of the settlement, Consumers will not incur any transition costs from Trunkline as a result of FERC Order 636. In 1992, Consumers recorded a liability and regulatory asset for the principal amount of payments to Trunkline over a five-year period. In May 1993, the MPSC approved a separate settlement agreement that provides Consumers with full recovery of these costs over a five-year period. At December 31, 1993, Consumers' remaining liability and regulatory asset were $116 million. At September 30, 1994, Consumers' liability and regulatory asset were $93 million.

  Other

         A contract dispute involving pricing under contracts Consumers had with eight direct gas suppliers has been resolved. The dispute revolved around whether the price Consumers pays Trunkline for gas was the proper reference price for these eight gas supply contracts. Consumers and seven of the suppliers have agreed to enter into new contracts, at negotiated rates, with initial terms ranging from one to three years. Consumers and the remaining supplier agreed to terminate their existing contract.

         Estimated losses for certain contingencies discussed in this note have been accrued. Resolution of these contingencies is not expected to have a material impact on the financial position or results of operations of the Consumers Gas Group.

4.  INCOME TAXES

         CMS Energy and its subsidiaries file a consolidated federal income tax return. Income taxes are generally allocated to each subsidiary based on each subsidiary's separate taxable income. In 1992, CMS Energy implemented SFAS 109, Accounting for Income Taxes. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related asset or liability, for all temporary differences. Consumers began practicing full deferred tax accounting for temporary differences arising after January 1, 1993, as authorized by a generic MPSC order. The generic order reduces the amount of regulatory assets and liabilities that otherwise could have arisen in future periods by allowing Consumers to reflect the income statement effect in the period temporary differences arise.

         CMS Energy uses investment tax credits ("ITC") to reduce current income taxes payable and defers and amortizes ITC over the life of the related property. The alternative minimum tax ("AMT") requires taxpayers to perform a second separate federal tax calculation based on a flat rate applied to a broader tax base. AMT is the amount by which this "broader-based" tax exceeds regular tax. Any AMT paid generally becomes a tax credit that can be carried forward indefinitely to reduce regular tax liabilities in future periods when regular taxes paid exceed the tax calculated for AMT.

         On August 10, 1993, the Omnibus Budget Reconciliation Act of 1993 increased the statutory federal tax rate from 34 percent to 35 percent effective January 1, 1993. The cumulative effect of this tax rate change has been reflected in the financial statements.

         The Consumers Gas Group is included in the consolidated federal income tax return filed by CMS Energy. The financial statement provision and actual cash tax payments have been reflected in the Consumers Gas Group's financial statements in accordance with CMS Energy's tax allocation policy. The financial statement amounts reflect management's estimate of the separate taxable income of the segment, the effect of deferred tax accounting for temporary differences that arise, the amortization of ITC over the life of the related property included within the Consumers Gas Group and any AMT credit carryforwards that can be carried forward indefinitely to reduce regular tax liabilities in future periods related to the Consumers Gas Group. Tax settlements at Consumers Gas Group are consistent with settlements of CMS Energy's consolidated returns and are generally settled in the year, or in the year following the year in which such amounts are accrued.

         The significant components of income tax expense for the Consumers Gas Group consisted of:

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      -------- ---
                                                                            1993          1992          1991
                                                                            ----          ----          ----
                                                                                      IN MILLIONS
Current federal income taxes                                                  $34           $38            $ 8
Deferred income taxes                                                           6            (2)            (9)
                                                                              ---           ---            ---
Deferred ITC, net                                                              (2)           (2)             5
                                                                              ---           ---            ---
                                                                              $38           $34            $ 4
                                                                              ===           ===            ===
Operating                                                                     $39           $35            $ 2
Other                                                                          (1)           (1)             2
                                                                              ---           ---            ---
                                                                              $38           $34            $ 4
                                                                              ===           ===            ===

         The principal components of deferred tax assets (liabilities) recognized in the balance sheet for the Consumers Gas Group are as follows:

                                                                                            DECEMBER 31,
                                                                                            -------- ---
                                                                                         1993           1992
                                                                                         ----           ----
                                                                                             IN MILLIONS

Property                                                                                  $ (53)         $ (45)
Postretirement benefits (Note 9)                                                            (58)           (54)
Employee benefit obligations (includes postretirement
  benefits of $58 and $54)(Note 9)                                                           67             63
Regulatory liability                                                                         47             46
Other                                                                                         9             12
                                                                                          -----          -----
                                                                                          $  12          $  22
                                                                                          =====          =====
Gross deferred tax liabilities                                                            $(232)         $(221)
Gross deferred tax assets                                                                   244            243
                                                                                          -----          -----
                                                                                          $  12          $  22
                                                                                          =====          =====


         The actual income tax expense for Consumers Gas Group differs from the amount computed by applying the statutory federal tax rate to income before income taxes as follows:

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                            1993          1992          1991
                                                                            ----          ----          ----
                                                                                      IN MILLIONS

Net income before preferred dividends                                        $ 68          $ 42           $  3
Income tax expense                                                             38            34              4
                                                                             ----          ----           ----
                                                                              106            76              7
Statutory federal income tax rate                                             x35%          x34%           x34%
                                                                              ----          ----           ----
Expected income tax expense                                                    37            26              2
Increase (decrease) in taxes from:
Differences in book and tax depreciation not
  previously deferred                                                           7             7              4
ITC amortization and utilization                                               (2)           (2)            (2)
Other, net                                                                     (4)            3              -
                                                                             ----          ----           ----
                                                                             $ 38          $ 34           $  4
                                                                             ====          ====           ====


5.  SHORT-TERM FINANCINGS

         In October 1994, the FERC granted Consumers' request for authorization to issue or guarantee up to $900 million of short-term debt through December 31, 1996. This is the same amount of short-term debt authorized through 1994. Consumers has a $470 million facility that is used to finance seasonal working capital requirements and unsecured, committed lines of credit aggregating $185 million. At December 31, 1993, $235 million and $24 million were outstanding at weighted average interest rates of 4.0 percent and 3.9 percent, respectively. At September 30, 1994, Consumers had $300 million and $101 million, respectively, outstanding under these facilities. During the first quarter of 1994, Consumers reduced the outstanding balance of both facilities to zero. Further, Consumers has an established $500 million trade receivables purchase and sale program. At September 30, 1994 and 1993, and December 31, 1993 and 1992, receivables sold under the agreement totaled $210 million, $160 million, $285 million and $225 million, respectively.

         Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold estimated by management to be attributable to the Consumers Gas Group at September 30, 1994 and 1993, and December 31, 1993 and 1992, is estimated to be $32 million, $25 million, $124 million and $52 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributed to Consumers Gas

Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. Management believes these allocations to be reasonable. The proposed change in CMS Energy's capital structure (see Notes 2 and 6) will not affect Consumers' responsibility for its total liabilities.

6.  CAPITALIZATION

  CMS Energy

         Capital Stock: CMS Energy's Articles permit it to issue up to 250 million shares of Common Stock at $.01 par value and up to 5 million shares of CMS Energy Preferred Stock at $.01 par value. Under the Unsecured Credit Facility and the GTN Indenture, pursuant to which the GTN's are issued, which currently contain CMS Energy's most restrictive dividend covenants, CMS Energy is permitted to pay, as dividends on its Common Stock, an amount not to exceed the total of its net income and any proceeds received from the issuance or sale of Common Stock and $120 million, provided there exists no event of default under the terms of the Unsecured Credit Facility or the GTN Indenture. The same formula applies to limit repurchase or reacquisition of CMS Energy Common Stock. CMS Energy is seeking shareholder approval to amend its Articles of Incorporation and authorize a new class of common stock of CMS Energy (see Note
2). If such amendment is approved by the shareholders the number of authorized shares of capital stock would increase from 255 million to 320 million shares consisting of 250 million shares of CMS Energy Common Stock, par value $.01 per share, 60 million shares of Class G Common Stock, no par value, and 10 million shares of CMS Energy Preferred Stock, par value $.01 per share.

         The holders of any outstanding Class G Common Stock will vote with the holders of CMS Energy Common Stock as a single class, except on matters which would be required by law or the Articles of Incorporation to be voted on by class. The Class G Common Stock will have one vote per share.

         CMS Energy may exchange the Class G Common Stock for a proportionate number of shares of a subsidiary that holds all the assets and liabilities attributed to the Consumers Gas Group, and no other assets and liabilities.

         If CMS Energy transfers all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required, subject to certain exceptions and conditions, to exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock.

         CMS Energy also could, in the sole discretion of the Board of Directors, at any time, exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock.

         In the event of the liquidation of CMS Energy, each outstanding share of Class G Common Stock will be entitled to a share of the assets remaining for distribution to holders of Common Stock equal of the amount of such assets divided by the total number of shares of CMS Energy Common Stock and Class G Common Stock then outstanding.

         CMS Energy as parent holding company, is paid dividends from its principal subsidiaries, primarily Consumers. The ability of CMS Energy to pay dividends on its Common Stock will depend substantially upon timely receipt of sufficient dividends or other distributions from Consumers, its principal subsidiary. Consumers' ability to pay dividends on its common stock depends upon the revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon its ability to secure timely and appropriate relief from the MPSC. There is no fixed relationship, on a per share or aggregate basis, between the dividends that may be paid by CMS Energy to holders of its Class G Common Stock and the cash dividends or other amounts that may be paid by Consumers to CMS Energy.

  Consumers

         Capital Stock and Other Paid in Capital: At December 31, 1992, Consumers effected a quasi-reorganization, an elective accounting procedure in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. This action had no effect on CMS Energy's consolidated financial statements. As a result of the quasi-reorganization and subsequent accumulated earnings, Consumers paid a total of $133 million in common stock dividends in 1993 and also paid a $16 million common stock dividend during the first quarter of 1994 from 1993 earnings. In addition, through September 30, 1994, Consumers also paid $97 million in 1994 common dividends from current year earnings. In October 1994, Consumers declared a $36 million common stock dividend payable in November 1994. The portion of Consumers' common dividends attributed to the Consumers Gas Group during the period prior to the approval of the Class G Common Stock proposal has been reflected in the financial statements. Upon approval of the Class G Common Stock proposal, subsequent financial statements of Consumers Gas Group will reflect dividends paid to the Class G Common Stock shareholders and dividends attributable to the Retained Interest held by CMS Energy.

         In March 1994, Consumers issued and sold 8 million shares of Consumers' $2.08 Class A Preferred Stock (cumulative, without par value) with a stated annual dividend rate of 8.32 percent. Net proceeds to Consumers were $193 million. The stock is redeemable at the option of Consumers, on or after April 1, 1999, at a redemption price of $25 per share plus accrued dividends. Consumers Gas Group's attributed portion of the net proceeds totaled $42 million and has been reflected in the financial statements. Management allocated the preferred stock based on the ratio of gas utility net assets (including common assets attributed to the gas utility segment) to total Consumers' assets.

         In May 1994, Consumers received a $100 million equity investment from CMS Energy. The investment was consistent with CMS Energy's plan to improve Consumers' capital structure and was recognized and included in the capitalization structure employed by the MPSC as part of Consumers' most recent electric rate order.

         Long-Term Debt: Consumers generally manages its long-term debt on a centralized consolidated basis. The financial statements of Consumers Gas Group reflect the attributed debt and related interest charges for the periods presented. Management allocated these amounts based on the ratio of gas utility net assets (including common assets attributed to the gas utility segment) to total Consumers' assets. Management believes these measurements are reasonable. The proposed change in CMS Energy's capitalization structure will not affect Consumers' responsibility for its total liabilities.

         Consumers secures its first mortgage bonds by a mortgage and lien on substantially all of its property. Consumers' ability to issue and sell securities is restricted by certain provisions in its First Mortgage Bond Indenture, the Articles and the need for regulatory approvals in compliance with applicable state and federal law. In September 1993, Consumers issued, with MPSC approval, $300 million of 6 3/8 percent first mortgage bonds, due 2003 and $300 million of 7 3/8 percent first mortgage bonds, due 2023. Consumers used the net proceeds from the bond issuance to refund approximately $515 million of higher interest first mortgage bonds and the balance to reduce current short-term borrowings. Unamortized debt costs, premiums and discounts and call premiums on the refunded debt totaling approximately $18 million were deferred under SFAS 71, and are being amortized over the lives of the new debt.

         In the first quarter of 1994, Consumers redeemed first mortgage bonds totaling $100 million. These redemptions completed Consumers' commitment to the MPSC, under a 1993 authorization to issue first mortgage bonds, to refinance certain long-term debt.

         In January 1993, Consumers entered into an interest rate swap agreement, exchanging variable-rate interest for a fixed-rate interest of 5.2 percent on the latest maturing $250 million of the then remaining $500 million obligation under its long-term credit agreement. The swap agreement has the same term as the debt agreement and had the effect of increasing the weighted average interest rate to 4.8 percent from 3.9 percent for the 12 month period ended December 31, 1993. The swap agreement will amortize beginning in February 1995 and terminate in May 1996. At September 30, 1994, the outstanding balance of Consumers' long-term credit agreement totaled $328 million. In November 1994, subsequent to MPSC authorization, Consumers entered into a new $400 million unsecured, variable rate, five-year term loan and subsequently used the proceeds to refinance the long-term credit agreement discussed above and to reduce short-term borrowings.

         In June 1993, Consumers entered into loan agreements in connection with the issuance of approximately $28 million of adjustable rate demand limited obligation refunding revenue bonds, due 2010, which are secured by an irrevocable letter of credit expiring in 1996. These bonds bear an initial interest rate of 2.65 percent. Consumers also entered into loan agreements in connection with the issuance of $30 million of 5.8 percent limited obligation refunding revenue bonds, due 2010, secured by a financial guaranty insurance policy and certain first mortgage bonds of Consumers. Proceeds of these issues were used to redeem on August 1, 1993 in advance of their maturities, approximately $58 million of outstanding PCRBs.

7.  FINANCIAL INSTRUMENTS

         The carrying amounts of CMS Energy's cash, short-term investments and current liabilities approximate their fair values due to the short-term nature of those instruments. The estimated fair values of long-term investments are based on quoted market prices where available. When specific market prices do not exist for an instrument, the fair value is based on quoted market prices of similar investments or other valuation techniques. All long-term investments in financial instruments approximate fair value. CMS Energy's carrying amount of long-term debt was $2.4 billion and $2.7 billion and the fair value of long-term debt was $2.6 billion and $2.8 billion as of December 31, 1993 and 1992, respectively. The carrying amount of Consumers Gas Group's long-term debt was $376 million and $392 million and the fair value was $386 million and $396 million as of December 31, 1993 and 1992, respectively. Although the current fair value of the long-term debt, which is based on calculations made by debt pricing specialists, may be greater than the current carrying amount, settlement of the reported debt is generally not expected until maturity. The fair value of CMS Energy's off-balance sheet financial instruments is based on the amount estimated to terminate or settle the obligation. The fair value of CMS Energy's interest-rate swap agreements was $6 million and $1 million as of December 31, 1993 and 1992, respectively. Guarantees/letters of credit outstanding totaled $96 million and $56 million as of December 31, 1993 and 1992, respectively.

         On January 1, 1994, CMS Energy adopted SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, requiring accounting for investments in debt securities to be held to maturity at amortized cost; otherwise debt and marketable equity securities are recorded at fair value, with any unrealized gains or losses included in earnings if the securities are held for trading purposes or as a separate component of stockholders' equity if the securities are classified as available for sale. The implementation of this standard did not materially impact Consumers Gas Group's financial position or results of operations.

         In October 1994, the FASB issued SFAS 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, which amends SFAS 114, Accounting by Creditors for Impairment of a Loan. SFAS 114 provided two alternatives for income recognition to be used for changes in the net carrying amount of an impaired loan subsequent to the initial measure of impairment.
The creditor could recognize all changes in the net carrying amount of the loan as an adjustment to bad-debt expense, or the creditor could accrue interest on the net carrying amount of the impaired loan and recognize other changes as an adjustment to bad-debt expense. SFAS 118 allows the use of any existing methods for recognizing interest income on impaired loans.

         In October 1994, the FASB also issued SFAS 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments, which requires added disclosures about the amounts, nature and terms of derivatives. Derivatives are financial agreements whose returns are linked to or derived from the performance of underlying assets such as bonds, currencies or commodities.

         Consumers is continuing to study SFAS 118 and SFAS 119, which are effective for year-end 1994 financial statements, but does not expect either statement will have a material impact on Consumers' financial position or results of operations.

8.  EXECUTIVE INCENTIVE COMPENSATION

         CMS Energy's Performance Incentive Stock Plan, restricted shares of common stock of CMS Energy, stock options and stock appreciation rights are discussed in Note 10 of CMS Energy Notes. These plans will be amended if the comprehensive plan that creates Class G Common Stock is approved by the shareholders.

9.  RETIREMENT BENEFITS

  Postretirement Benefit Plans Other Than Pensions

         CMS Energy and its subsidiaries adopted SFAS 106 effective as of the beginning of 1992. The standard required CMS Energy to change its accounting for the cost of health care and life insurance benefits that are provided to retirees from a pay-as-you-go (cash) method to a full accrual method. CMS Energy's non-utility subsidiaries expensed their accumulated transition obligation liability. The amount of such transition obligation is not material to the presentation of the consolidated financial statements or significant to CMS Energy's total transition obligation. Consumers recorded a liability of $466 million for the accumulated transition obligation and a corresponding regulatory asset for anticipated recovery in utility rates.

         Both the MPSC and FERC have generally adopted SFAS 106 costs for ratemaking purposes, provided costs recovered through rates are placed in external funds until they are needed to pay benefits. The MPSC's generic order allows utilities three years to seek recovery of costs and provides for recovery from customers of any deferred costs incurred prior to the beginning of rate recovery of such costs. In late 1994, Consumers plans to request recovery of the gas utility portion of these costs. CMS Energy plans to fund the benefits using external legal entities, established under guidelines of the Internal Revenue Code, through which a company can provide certain benefits for its employees or retirees ("Voluntary Employee Beneficiary Associations"). A portion of the life insurance benefits have previously been funded. Consumers anticipates recovering its regulatory asset within 20 years of the SFAS 106 adoption. This treatment is consistent with recovery already authorized by the MPSC for Consumers' electric business.

         As of December 31, 1993, the actuary assumed that retiree health care costs increased 10.5 percent in 1994, then decreased gradually to a 5.5 percent increase in 2000 and thereafter. The health care cost trend rate assumption significantly affects the amounts reported. For example, a 1 percentage point increase in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $75 million and the aggregate of the service and interest cost components of net periodic postretirement benefit costs for 1993 by $9 million.

         For the years ended December 31, 1993 and 1992, the weighted average discount rate was 7.25 percent and 8 percent, respectively, and the expected long-term rate of return on plan assets was 8.5 percent. Net periodic postretirement benefit cost for health care benefits and life insurance benefits was $51 million in 1993 and $50 million in 1992. The 1993 and 1992 cost was comprised of $13 million and $11 million for service plus $38 million and $39 million for interest, respectively.

         The funded status for CMS Energy's centrally managed postretirement benefit plan reconciled with the total liability recorded at December 31 as follows:

                                                                                         1993           1992
                                                                                         ----           ----
                                                                                             IN MILLIONS
Actuarial present value of estimated benefits
  Retirees                                                                                $ 282          $ 265
  Eligible for retirement                                                                    54             50
  Active (upon retirement)                                                                  190            177
                                                                                           ----           ----
Accumulated postretirement benefit obligation                                               526            492
Plan assets (premium deposit fund) at fair value                                              4              4
                                                                                           ----           ----
Projected postretirement benefit obligation in excess
  of plan assets                                                                           (522)          (488)
Unrecognized prior service cost                                                             (39)           (39)
Unrecognized net loss                                                                        41             33
                                                                                           ----           ----
Recorded liability                                                                        $(520)         $(494)
                                                                                          =====          =====

         Consumers Gas Group's attributed portion of CMS Energy's total recorded liability is estimated to be $167 million and $159 million at December 31, 1993 and 1992, respectively. This amount was allocated based on policies Consumers has historically used in proceedings conducted before the MPSC.

         CMS Energy's postretirement health care plan is unfunded; the accumulated postretirement benefit obligation for that plan is $514 million and $482 million at December 31, 1993 and 1992, respectively. Consumers' total regulatory asset was $510 million and $485 million at December 31, 1993 and 1992, respectively.

  Supplemental Executive Retirement Plan

         Certain management employees qualify under the Supplemental Executive Retirement Plan (the "SERP"). Benefits are based on the employee's service and earnings as defined in the SERP. In 1988, a trust from which SERP benefits are paid was established and funded. Because the SERP is not a qualified plan under the Internal Revenue Code, earnings of the trust are taxable and trust assets are included in Consumers' consolidated assets. At December 31, 1993 and 1992, CMS Energy's trust assets at cost (which approximates market) were $18 million and $16 million, respectively, and were classified as other non-current assets. The attributed trust assets of Consumers Gas Group at cost (which approximates market) were $8 million and $7 million, respectively, and were classified as other non-current assets. This allocation was based on a ratio of the number of gas customers to total Consumers' customers. Management believes this method to be reasonable.

  Defined Benefit Pension Plan

         A trusteed, non-contributory, defined benefit pension plan (the "Pension Plan") covers substantially all employees. The benefits are based on an employee's years of accredited service and earnings, as defined in the plan, during an employee's five highest years of earnings. Because the plan is fully funded, no contributions were made for plan years 1991 through 1993.

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      -------- ---
                                                                            1993          1992          1991
                                                                            ----          ----          ----
Discount rate                                                               7.25%          8.5%           8.5%
Rate of compensation increase                                                4.5%          5.5%           5.5%
                                                                            =====         =====          =====
Expected long-term rate of return on assets                                 8.75%         8.75%          8.75%
                                                                            =====         =====          =====

         CMS Energy's total net Pension Plan and SERP costs consisted of:

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      -------- ---
                                                                            1993          1992          1991
                                                                            ----          ----          ----
                                                                                      IN MILLIONS
Service cost                                                                 $ 19          $ 19           $ 18
Interest cost                                                                  50            48             48
Actual return on plan assets                                                  (92)          (36)           (88)
Net amortization and deferral                                                  34           (20)            29
                                                                             ----          -----          -----
Net periodic pension cost                                                    $ 11          $ 11           $  7
                                                                             ====         =====          =====

         Consumers Gas Group's attributed portion of CMS Energy's net periodic pension cost totaled $3 million for 1993, $4 million for 1992 and $2 million for 1991.

         The funded status of CMS Energy's Pension Plan and SERP reconciled to the pension liability recorded at December 31 was:

                                                                   PENSION PLAN                    SERP
                                                                   ------- ----                    ----
                                                              1993           1992         1993          1992
                                                              ----           ----         ----          ----
                                                                                IN MILLIONS
Actuarial present value of estimated benefits
  Vested                                                        $471           $349         $ 16          $ 11
  Non-vested                                                      56             49            -             -
                                                                ----           ----         ----          ----
Accumulated benefit obligation                                   527            398           16            11
Provision for future pay increases                               138            177            8             6
                                                                ----           ----         ----          ----
Projected benefit obligation                                     665            575           24            17
Plan assets (primarily stocks and bonds,
  including $87 in 1993 and $64 in 1992 in
  common stock of CMS Energy) at fair value                      692            631            -             -
                                                                 ---            ---         ----          ----
Projected benefit obligation less than
  (in excess of) plan assets                                      27             56          (24)          (17)
Unrecognized net (gain) loss from experience
  different than assumed                                         (56)           (76)           7             2
Unrecognized prior service cost                                   45             49            1             1
Unrecognized net transition
  (asset) obligation                                             (44)           (49)           1             1
Adjustment to recognize minimum liability                          -              -           (1)            -
                                                                ----           ----         ----          ----
Recorded liability                                              $(28)          $(20)        $(16)         $(13)
                                                                ====           ====         ====          ====

         Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for the Pension Plan totaled $8 million at December 31, 1993 and $6 million at December 31, 1992 and was allocated to the Consumers Gas Group based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Consumers Gas Group's estimated portion of CMS Energy's recorded liability for the SERP totaled $5 million at December 31, 1993 and $5 million at December 31, 1992 and was allocated to the Consumers Gas

Group based on the ratio of the number of gas customers to total Consumers' customers.

         Beginning January 1, 1986, the amortization period for the Pension Plan's unrecognized net transition asset is 16 years and 11 years for the SERP's unrecognized net transition obligation. Prior service costs are amortized on a straight-line basis over the average remaining service period of active employees.

10.  LEASES

         CMS Energy and its subsidiaries lease various assets, including vehicles, aircraft, construction equipment, computer equipment and buildings and is responsible for payment of taxes, maintenance, operating costs, and insurance. Consumers Gas Group's portion of CMS Energy's minimum rental commitments under non-cancelable leases at December 31, 1993, were:

                                                                                       CAPITAL       OPERATING
                                                                                        LEASES         LEASES
                                                                                        ------         ------
                                                                                             IN MILLIONS

1994                                                                                        $ 5            $ 1
1995                                                                                          5              -
1996                                                                                          5              -
1997                                                                                          4              -
1998                                                                                          3              -
1999 and thereafter                                                                           5              -
                                                                                           ----           ----
Total minimum lease payments                                                                 27            $ 1
                                                                                                          ====
Less imputed interest                                                                         5
                                                                                           ----
Present value of net minimum lease payments                                                  22
Less current portion                                                                          4
                                                                                           ----
Non-current portion                                                                         $18
                                                                                           ====


         Consumers gas operation recovers these charges from customers and accordingly charges payments for its capital and operating leases to operating expense. Operating lease charges, including charges to clearing and other accounts as of December 31, 1993, 1992 and 1991, were $1 million, $1 million and $1 million, respectively. Capital lease expenses for the Consumers Gas Group for years ended December 31, 1993, 1992 and 1991 were $6 million, $11 million and $11 million, respectively.

         Consumers Gas Group's minimum rental commitments and lease expenses are generally allocated based on the specific use of the leased item. Common leases are allocated to Consumers Gas Group through functional use surveys, which management believes to be reasonable.

11.  COMMITMENTS, CONTINGENCIES AND OTHER

  Environmental Matters

         Consumers is a so-called "potentially responsible party" at several sites being administered under Superfund. Along with Consumers, there are numerous credit-worthy, potentially responsible parties with substantial assets cooperating with respect to the individual sites. Based on information currently known by management, Consumers believes that it is unlikely that its liability at any of the known Superfund sites, individually or in total, will have a material adverse effect on its financial position or results of operations.

         Under Michigan's Environmental Response Act, Consumers expects that it will ultimately incur clean-up costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which it has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions.

         Consumers has prepared plans for remedial investigation/feasibility studies for several of these manufactured gas plant sites to define the nature and extent of contamination at these sites and to determine which of several possible remedial action alternatives, including no action, may be required under the Environmental Response Act. The DNR has approved two of three plans for remedial investigation/feasibility studies submitted by Consumers and is currently reviewing the third.

         The findings for the first remedial investigation indicate that the expenditures for remedial action at this site are likely to be minimal. However, Consumers does not believe that a single site is representative of all of the sites. Data available to Consumers and its continued internal review have resulted in an estimate for all costs related to remedial action for all 23 sites of between $40 million and $140 million. These estimates are based on undiscounted 1994 costs. At September 30, 1994, Consumers has accrued a liability of $40 million, representing the minimum amount in the range. Any significant change in assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial costs for the sites.

         Consumers believes that remedial costs are recoverable in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial costs for another Michigan gas utility as part of a gas rate case. In that proceeding, the MPSC determined that prudent investigation and remedial costs could be deferred and amortized over 10-year periods. In order to be recoverable in rates, prudent costs must be approved in a rate case. Any costs amortized in years prior to filing a rate case may not be recoverable. The MPSC stated that the length of the amortization period may be reviewed from time to time, but any revisions would be prospective. The order further provided that the prudency review would include a review of the utility's attempts to obtain reimbursement from others. The MPSC has also approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remediation costs. Accordingly, Consumers has recorded a regulatory asset for the same amount as the accrued liability for anticipated recovery of these investigation and remedial clean-up costs. Consumers has initiated discussions with certain insurance companies regarding coverage for some or all of the costs which may be incurred for these sites. Consumers plans to seek recovery of remedial action costs in its gas rate case to be filed in 1994.

  Capital Expenditures

         The Consumers Gas Group currently estimates capital expenditures, including new lease commitments, will be $132 million for 1994, $125 million for 1995 and $115 million for 1996. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment of $25 million, $14 million and $14 million for 1994, 1995 and 1996, respectively. Management believes these estimates are reasonable.

  Commitments for Gas Supplies

         Consumers has entered into gas supply contracts with various suppliers for its natural gas business. These contracts have expiration dates that range from 1994 to 1999. Generally, Consumers contracts for approximately 75% of its annual gas requirements which in 1993 totaled approximately $680 million. Consumers supplements its long-term contracts with spot-market purchases to fulfill its gas needs.

  Public Utility Holding Company Act Exemption

         CMS Energy is exempt from registration under PUHCA. However, the Attorney General and the MMCG have asked the Commission to revoke CMS Energy's exemption from registration under PUHCA. In 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission; Consumers could ultimately be forced to divest either its electric or gas utility business; and CMS Energy would be restricted from conducting businesses that are not functionally related to the conduct of its utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA.

  Other

         CMS Energy believes that no taxable gain will result in connection with the sale of the Class G Common Stock. However, the Internal Revenue Service has previously announced that it was studying the federal tax consequences of transactions similar to CMS Energy's stock proposal. If the sale of the Class G Common Stock were treated as property other than stock of CMS Energy, CMS Energy may have a recognizable gain in an amount equal to the difference between the fair market value of Class G Common Stock and the federal income tax basis to CMS Energy in such property.

         In addition to the matters disclosed in these notes, Consumers and certain other subsidiaries of CMS Energy are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies, arising from the ordinary course of business involving personal injury and property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing and other matters.

         Estimated losses for certain contingencies discussed in this note have been accrued. The ultimate effect of the proceedings discussed in this note is not expected to have a material impact on CMS Energy's or Consumers Gas Group's financial position or results of operations.

12.  SUPPLEMENTAL CASH FLOW INFORMATION

         For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Consumers Gas Group's other cash flow activities and non-cash investing and financing activities for the nine months ended September 30, 1994 and 1993 and the years ended December 31, 1993, 1992, and 1991 were:

                                                              NINE MONTHS
                                                                 ENDED
                                                              (UNAUDITED)                YEARS ENDED
                                                             SEPTEMBER 30,               DECEMBER 31,
                                                             --------- ---               -------- ---
                                                             1994       1993      1993       1992         1991
                                                             ----       ----      ----       ----         ----
                                                                             IN MILLIONS
Cash transactions
  Interest paid (net of amounts
    capitalized)                                              $27       $28       $37         $33          $57
  Income taxes paid (net of refunds)                           29        63        42          25           11
Non-cash transactions
  Other assets placed under capital lease                     $ 3       $ 4       $ 5         $ 9          $ 6
  Capital leases refinanced                                     -        12        12           -            -

         Changes in other assets and liabilities as shown on the Statement of Cash Flows for Consumers Gas Group at September 30, 1994 and 1993 and December 31, 1993, 1992 and 1991 are described below:

                                                          NINE MONTHS
                                                             ENDED
                                                          (UNAUDITED)                    YEARS ENDED
                                                         SEPTEMBER 30,                  DECEMBER 31,
                                                         --------- ---                  -------- ---
                                                            1994       1993      1993       1992         1991
                                                            ----       ----      ----       ----         ----
                                                                             IN MILLIONS
Sale of receivables, net                                     (92)       (27)     $ 72       $ (42)        $  4
Accounts receivable                                           65         29       (35)         54           63
Accounts payable                                               2         (2)       (7)         (3)         (73)
Inventories                                                  (43)       (80)      (24)         20           15
Accrued revenue                                               82         49       (31)         85            7
Accrued refunds                                               11        (17)      (10)       (141)          59
Other current assets and liabilities, net                    (11)       (45)      (17)         37           (9)
Non-current deferred amounts, net                             (2)        (1)      (16)        (24)          40
                                                            ----       ----     -----       -----         ----
                                                            $ 12       $(94)     $(68)      $ (14)        $106
                                                            ====       ====      =====      =====         ====

13.  EFFECTS OF THE RATEMAKING PROCESS

         Consumers is subject to the provisions of SFAS 71, Accounting for the Effects of Certain Types of Regulation. Regulatory assets represent probable future revenue to Consumers associated with certain incurred costs as these costs are recovered through the ratemaking process. The following regulatory assets (liabilities) which include both current and non-current amounts, are reflected in the Consumers Gas Group's Balance Sheets:

                                                                                          DECEMBER 31,
                                                                 SEPTEMBER 30,            ------------
                                                                     1994             1993              1992
                                                                     ----             ----              ----
                                                                                  IN MILLIONS
Postretirement benefits                                               $ 166            $ 167             $ 159
Trunkline settlement                                                     93              117               146
Environmental clean-up                                                   40                -                 -
Other                                                                    16               21                27
                                                                      -----            -----             -----
Total regulatory assets                                               $ 315            $ 305             $ 332
                                                                      =====            =====             =====
Regulatory liabilities --
  Income taxes                                                        $(137)           $(131)            $(135)
                                                                      =====            =====             =====

         Consumers has MPSC orders and/or precedents to recover virtually all of its regulatory assets through future rates.

14.  SUBSEQUENT DEVELOPMENTS

         Reference is made to Note 3, "Rate Matters." Consumers filed a gas rate case in December 1994 with the MPSC. Consumers requested an increase in its gas rates of $21 million annually. The request, among other things, incorporates cost increases, including costs for postretirement benefits and costs related to Consumers' former manufactured gas plant sites. Consumers requested that the MPSC authorize a 13 percent rate of return on equity, instead of the currently authorized rate of 13.25 percent. Consumers expects an MPSC decision in late 1995.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CMS Energy Corporation:

         We have audited the accompanying consolidated balance sheets of CMS Energy Corporation (a Michigan Corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CMS Energy Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

         As discussed in Note 6 to the consolidated financial statements, effective January 1, 1992, the Company changed its method of accounting for income taxes. As discussed in Note 11 to the consolidated financial statements, effective January 1, 1992, the Company changed its method of accounting for postretirement benefits other than pensions.


                              Arthur Andersen LLP


Detroit, Michigan
December 1, 1994
(except with respect to the matter discussed in Note 2 as to which the date is February 14, 1995)

                             CMS ENERGY CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                           NINE MONTHS
                                                                              ENDED
                                                                          SEPTEMBER 30,            YEARS ENDED DECEMBER 31,
                                                                          -------------            ------------------------
                                                                         1994         1993      1993         1992       1991
                                                                         ----         ----      ----         ----       ----
                                                                             (UNAUDITED)
AMOUNTS                                                                        IN MILLIONS OF DOLLARS, EXCEPT PER SHARE
Operating Revenue
  Electric utility                                                       $1,667      $1,556      $2,077     $1,863      $1,849
  Gas utility                                                               837         809       1,160      1,126       1,061
  Oil and gas exploration and production                                     64          58          77         70          50
  Independent power production                                               29          14          21         (8)         (9)
  Natural gas pipeline, storage and marketing                               106         105         142         89          42
  Other                                                                       2           4           5          6           5
                                                                          -----       -----       -----      -----       -----
         Total operating revenue                                          2,705       2,546       3,482      3,146       2,998
                                                                          -----       -----       -----      -----       -----
Operating Expenses
  Operation
    Fuel for electric generation                                            230         224         293        305         308
    Purchased power--related parties                                        359         344         467        460         442
    Purchased and interchange power                                         134         105         148        112         144
    Cost of gas sold                                                        566         564         801        749         693
    Other                                                                   460         394         570        554         514
                                                                          -----       -----       -----      -----       -----
         Total operation                                                  1,749       1,631       2,279      2,180       2,101
  Maintenance                                                               138         152         206        203         172
  Depreciation, depletion and amortization                                  272         263         365        348         283
  General taxes                                                             138         149         193        184         181
                                                                          -----       -----       -----      -----       -----
         Total operating expenses                                         2,297       2,195       3,043      2,915       2,737
                                                                          -----       -----       -----      -----       -----
Pretax Operating Income (Loss)
  Electric utility                                                          281         231         286        154         220
  Gas utility                                                               106          97         147        109          64
  Oil and gas exploration and production                                     11           8           3          7          14
  Independent power production                                               12           5           5        (16)        (18)
  Natural gas pipeline, storage and marketing                                 8           6           7          5           4
  Other                                                                     (10)          4          (9)       (28)        (23)
                                                                            ----        ----        ----       ----       ----
         Total pretax operating income                                      408         351         439        231         261
                                                                           ----        ----        ----       ----        ----
Income Taxes                                                                 97          77          81         19          13
                                                                           ----        ----        ----       ----        ----
Net Operating Income                                                        311         274         358        212         248
                                                                            ---         ---         ---        ---         ---
Other Income (Deductions)
  Income from contractual arrangements (MCV Bonds)                            -          24          32         34         119
  Accretion income (Note 5)                                                  10          11          14         15          24
  Accretion expense (Note 4)                                                (27)        (27)        (36)         -           -
  Loss on MCV power purchases--settlement (Note 4)                            -           -           -       (520)          -
  Write-down of abandoned Midland project
    costs (Note 5)                                                            -           -           -          -        (398)
  Other income taxes, net                                                     9           8           6        165         107
  Other, net                                                                  9          15          15          9         (15)
                                                                           ----        ----        ----        ---        ----
         Total other income (deductions)                                      1          31          31       (297)       (163)
                                                                           ----        ----        ----       ----        ----
Fixed Charges
  Interest on long-term debt                                                142         155         204        169         274
  Other interest                                                             10          17          24         35          68
  Capitalized interest                                                       (5)         (3)         (5)        (3)         (5)
  Preferred dividends                                                        17           8          11         11          10
                                                                           ----         ---         ---        ---         ---
         Net fixed charges                                                  164         177         234        212         347
                                                                            ---         ---         ---        ---         ---
Net Income (Loss) Before Extraordinary Item                              $  148      $  128      $  155     $ (297)     $ (262)
Extraordinary Item, Early Redemption of Debt, Net                             -           -           -          -         (14)
Net Income (Loss)                                                        $  148      $  128      $  155     $ (297)     $ (276)
                                                                         ======      ======      ======     ======      ======
Average Common Shares Outstanding                                            86          80          81         80          80
                                                                         ======      ======      ======     ======      ======
Earnings (Loss) Per Average Common Share
  Before Extraordinary Item                                              $ 1.73      $ 1.60      $ 1.90     $(3.72)     $(3.26)
Loss Per Average Common Share From
  Extraordinary Item                                                          -           -           -          -        (.18)
                                                                         ------      ------      ------     ------        ----
Earnings (Loss) Per Average Common Share                                 $ 1.73      $ 1.60      $ 1.90     $(3.72)     $(3.44)
                                                                         ======      ======      ======     ======      ======
Dividends Declared Per Common Share                                      $  .57      $  .42      $  .60     $  .48      $  .48
                                                                         ======      ======      ======     ======      ======

        The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           NINE MONTHS
                                                                              ENDED
                                                                          SEPTEMBER 30,            YEARS ENDED DECEMBER 31,
                                                                          -------------            ------------------------
                                                                            1994         1993   1993         1992       1991
                                                                            ----         ----   ----         ----       ----
                                                                            (UNUADITED)                       IN MILLIONS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                            $148       $128     $155      $(297)      $(276)
  Adjustments to reconcile net income to net cash
    provided by operating activities
  Depreciation, depletion and amortization (includes
    nuclear decommissioning depreciation of $37, $36,
    $47, $50 and $15, respectively)                                             272        263      365        348         283
    Debt discount amortization                                                   28         27       36         12           3
    Capital lease amortization                                                   25         21       30         40          43
    Deferred income taxes and investment tax credit                              61         77       56       (185)       (114)
    Accretion expense (Note 5)                                                   27         27       36          -           -
    Accretion income--abandoned Midland project (Note 5)                        (10)       (11)     (14)       (15)        (24)
    MCV power purchases--settlement (Note 5)                                    (71)       (64)     (84)         -           -
    Loss on MCV power purchases--settlement (Note 5)                              -          -        -        520           -
    Loss on equity investments and loans to
      affiliates                                                                  -          -        -          6          56
    Write-down of abandoned Midland project costs                                 -          -        -          -         398
    Other                                                                       (13)        (6)      (8)         2          30
    Changes in other assets and liabilities                                     (43)      (217)     (88)        29         168
                                                                                ---       ----      ---        ---         ---
    Net cash provided by operating activities                                   424        245      483        460         567
                                                                                ---        ---      ---        ---         ---
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures (excludes assets placed
    under capital leases, Note 15)                                             (415)      (377)    (548)      (487)       (353)
  Investments in partnerships and unconsolidated
    subsidiaries                                                                (40)       (83)    (108)       (12)        (33)
  Investments in nuclear decommissioning trust funds                            (37)       (36)     (47)       (50)        (15)
  Cost to retire property, net                                                  (25)       (24)     (32)       (14)        (18)
  Deferred demand-side management costs                                          (5)       (42)     (52)       (26)          -
  Proceeds from sale of property                                                 10          1        1         12           5
  Sale of subsidiary (Note 3)                                                     -        (14)     (14)         -           -
  Reduction of investment in MCV Bonds and MCV
    Partnership (Note 4)                                                          -         13      322         10         877
  Other                                                                          (5)        (1)      (4)        (1)        (3)
  Proceeds from Bechtel settlement                                                -          -        -         46           -
                                                                               ----       ----     ----       ----         ---
    Net cash provided by (used) in
      investing activities                                                     (517)      (563)    (481)      (522)        460
                                                                               ----       ----     ----       ----         ---
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of preferred stock                                                   193          -        -          -           -
  Proceeds from bank loans, notes and bonds (Note 8)                            178        667      676        607         207
  Issuance of common stock                                                       24          8      132          -           -
  Retirement of bonds (Note 8)                                                 (228)      (645)    (645)       (12)       (606)
  Increase (decrease) in notes payable, net                                     142        349       44       (493)        371
  Repayment of bank loans                                                      (143)       (57)    (192)        (1)       (805)
  Payment of common stock dividends                                             (49)       (34)     (49)       (38)        (38)
  Payment of capital lease obligations                                          (24)       (18)     (26)       (36)        (41)
  Retirement of common and preferred stock                                       (2)        (3)      (3)        (1)        (35)
                                                                               ----       ----     ----        ----       ----
    Net cash provided by (used in)
      financing activities                                                       91        267      (63)        26        (947)
                                                                               ----       ----     ----       ----        ----
Net Increase (Decrease) in Cash and Temporary
  Cash Investments                                                               (2)       (51)     (61)       (36)         80
  Cash and temporary cash investments
         Beginning of year                                                       28         89       89        125          45
                                                                               ----       ----     ----       ----        ----
         End of year                                                           $ 26       $ 38     $ 28      $  89       $ 125
                                                                               ====       ====     ====       ====       =====


        The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                                             SEPTEMBER 30,   DECEMBER 31,
                                                                                                             ------------
                                                                                                 1994        1993       1992
                                                                                                 ----        ----       ----
                                                                                              (UNAUDITED)
                                                                                                         IN MILLIONS
ASSETS
Plant and Property (At Cost)
  Electric                                                                                        $5,523      $5,347     $5,076
  Gas                                                                                              1,931       1,862      1,749
  Oil and gas properties (full-cost method)                                                          925         845        768
  Other                                                                                              338         294        256
                                                                                                     ---         ---        ---
                                                                                                   8,717       8,348      7,849
  Less accumulated depreciation, depletion and amortization (Note 3)                               4,244       4,022      3,775
                                                                                                   -----       -----      -----
                                                                                                   4,473       4,326      4,074
  Construction work-in-progress                                                                      279         257        252
                                                                                                     ---         ---        ---
                                                                                                   4,752       4,583      4,326
                                                                                                   -----       -----      -----
Investments
  First Midland Limited Partnership (Notes 4 and 17)                                                 216         213        208
  Independent power production                                                                       131         115          36
  Midland Cogeneration Venture Limited Partnership (Notes 4 and 17)                                   71          67          68
  Other                                                                                               50          26          26
                                                                                                      --          --          --
                                                                                                     468         421         338
                                                                                                     ---         ---         ---
Current Assets
  Cash and temporary cash investments at cost, which approximates
    market (Note 4)                                                                                   26          28          89
  Accounts receivable and accrued revenue, less allowances of $4,
    $4 and $5, respectively (Note 7)                                                                 112         149         183
  Inventories at average cost
    Gas in underground storage                                                                       271         228         204
    Materials and supplies                                                                            79          74          70
    Generating plant fuel stock                                                                       33          41          37
  Trunkline settlement (Note 5)                                                                       30          31          30
  Deferred income taxes (Note 6)                                                                      20          17          --
  Investment in MCV Bonds (Note 4)                                                                    --          --         322
  Prepayments and other                                                                               99         195         221
                                                                                                      --         ---         ---
                                                                                                     670         763       1,156
                                                                                                     ---         ---       -----
  Non-Current Assets
    Postretirement benefits (Note 11)                                                                490         491         466
    Nuclear decommissioning trust funds (Note 3)                                                     204         165         111
    Abandoned Midland project (Note 5)                                                               151         162         175
    Trunkline settlement (Note 5)                                                                     63          86         116
    Other                                                                                            363         293         160
                                                                                                     ---         ---         ---
                                                                                                   1,271       1,197       1,028
                                                                                                   -----       -----       -----
Total Assets                                                                                      $7,161      $6,964      $6,848
                                                                                                  ======      ======      ======

                                                                                             SEPTEMBER 30,     DECEMBER 31,
                                                                                                               ------------
                                                                                                 1994        1993       1992
                                                                                                 ----        ----       ----
                                                                                              (UNAUDITED)
                                                                                                         IN MILLIONS
STOCKHOLDERS' INVESTMENT AND LIABILITIES
  Capitalization (Note 8)
    Common stockholders' equity                                                                  $1,085     $  966      $  727
    Preferred stock of subsidiary                                                                   356        163         163
    Long-term debt                                                                                2,378      2,405       2,725
    Non-current portion of capital leases                                                           118        115          98
                                                                                                    ---        ---          --
                                                                                                  3,937      3,649       3,713
                                                                                                  -----      -----       -----
Current Liabilities
  Current portion of long-term debt and capital leases                                              238        368         132
  Notes payable                                                                                     401        259         215
  Accounts payable                                                                                  152        171         201
  Accounts payable--related parties                                                                  46         46          47
  Accrued taxes                                                                                     102        233         258
  MCV power purchases--settlement (Note 4)                                                           82         82          81
  Accrued refunds                                                                                    37         28          77
  Accrued interest                                                                                   29         40          50
  Deferred income taxes (Note 6)                                                                     --         --          21
  Other                                                                                             188        189         188
                                                                                                    ---        ---         ---
                                                                                                  1,275      1,416       1,270
                                                                                                  -----      -----       -----
Non-Current Liabilities
  Deferred income taxes (Note 6)                                                                    566        509         349
  Postretirement benefits (Note 11)                                                                 556        540         503
  MCV power purchases--settlement (Note 4)                                                          345        391         439
  Deferred investment tax credits                                                                   184        191         201
  Trunkline settlement (Note 5)                                                                      63         86         116
  Regulatory liabilities for income taxes, net (Note 6)                                              20          6          62
  Other                                                                                             215        176         195
                                                                                                    ---        ---         ---
                                                                                                  1,949      1,899       1,865
                                                                                                  -----      -----       -----
  Commitments and Contingencies (Notes 3, 4, 5, 12 and 13)
Total Stockholders' Investment and Liabilities                                                   $7,161     $6,964      $6,848
                                                                                                 ======     ======      ======

        The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY


                                                                                        Other            Retained
                                                       Number            Common         Paid-in          Earnings
                                                       of Shares          Stock         Capital          (Deficit)       Total
                                                       ---------         -------        -------          ---------       -----
                                                                           In Millions, Except Number of Shares

Balance at January 1, 1991  . . . . . . . . . .      80,745,032              $1          $1,565          $ (164)        $1,402
  Net loss  . . . . . . . . . . . . . . . . . .                                                            (276)          (276)
  Common stock dividends declared . . . . . . .                                                             (38)           (38)
  Net gain on retired stock . . . . . . . . . .                                               1                              1
  Reissuance of affiliate's
    preferred stock . . . . . . . . . . . . . .                                              (2)                            (2)
  Common stock reacquired . . . . . . . . . . .      (1,067,697)                            (30)                           (30)
  Common stock reissued . . . . . . . . . . . .         147,050                               3                              3
                                                     ----------              --          ------           -----        -------

Balance at December 31, 1991  . . . . . . . . .      79,824,385               1           1,537            (478)         1,060
  Net loss  . . . . . . . . . . . . . . . . . .                                                            (297)          (297)
  Common stock dividends declared . . . . . . .                                                             (38)           (38)
  Common stock reacquired . . . . . . . . . . .          (9,101)                             (1)                            (1)
  Common stock reissued . . . . . . . . . . . .         150,438                               3                              3
                                                     ----------              --          ------           -----        -------

Balance at December 31, 1992  . . . . . . . . .      79,965,722               1           1,539            (813)           727
  Net income  . . . . . . . . . . . . . . . . .                                                             155            155
  Common stock dividends declared . . . . . . .                                                             (49)           (49)
  Common stock reacquired . . . . . . . . . . .         (97,442)                             (3)                            (3)
  Common stock issued . . . . . . . . . . . . .       5,135,726                             132                            132
  Common stock reissued . . . . . . . . . . . .         192,789                               4                              4
                                                     ----------              --          ------           -----         ------

Balance at December 31, 1993  . . . . . . . . .      85,196,795               1           1,672            (707)           966
  Net income  . . . . . . . . . . . . . . . . .                                                             148            148
  Common stock dividends declared . . . . . . .                                                             (49)           (49)
  Common stock reacquired . . . . . . . . . . .         (85,174)                             (2)                            (2)
  Common stock issued . . . . . . . . . . . . .       1,107,267                              24                             24
  Common stock reissued . . . . . . . . . . . .          28,040                               1                              1
  SFAS 115--unrealized loss,
    net of tax (A)  . . . . . . . . . . . . . .                                              (3)                            (3)
                                                     ----------              --          ------           -----         ------

Balance at September 30, 1994 . . . . . . . . .      86,246,928              $1         $1,692            $(608)        $1,085
                                                     ==========              ==         ======            =====          ======

(A) Revaluation capital related to an unrealized loss on available for sale securities in conjunction with the January 1, 1994 adoption of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (see Note 9).



        The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  CORPORATE STRUCTURE

         CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving most of the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to end-users and 4) transmission and storage of natural gas.

         In September 1994, management announced that Consumers is being internally reorganized into separate electric utility and gas utility strategic business units. The restructuring, effective January 1, 1995, while not affecting Consumers' or CMS Energy's consolidated financial statements or corporate legal form, is designed to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. Management believes that the strategic business unit structure will allow each unit to focus more on its own profitability and growth potential, and will ultimately, in the long term, result in lower overall costs.

2.  CMS ENERGY STOCK PROPOSAL

         CMS Energy is seeking shareholder approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy. This proposed new class of Common Stock, designated Class G Common Stock, will reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (such businesses, collectively, will be attributed to the Consumers Gas Group). The existing CMS Energy Common Stock will continue to be outstanding and, if and after any shares of Class G Common Stock are issued by CMS Energy, will reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock.

         Following approval of the New Stock Proposal by the shareholders, CMS Energy may, subject to prevailing market and other conditions, offer shares of Class G Common Stock for sale for cash in an initial public offering. The net proceeds of such offering would be invested in the businesses of CMS Energy and used for its general corporate purposes. Initially, such proceeds will be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). The timing and size of such public offering and the price at which such shares would be sold would be determined by the Board of Directors without further approval of the shareholders. However, shares of Class G Common Stock intended to represent up to approximately 30 percent of the common stockholders' equity value attributed to the Consumers Gas Group are currently expected to be offered to the public in the initial public offering. Such offer will be made only by prospectus and after a Registration Statement filed with respect thereto by CMS Energy under the Securities Act of 1933 has become effective. An application will be filed to list the Class G Common Stock for trading on the NYSE in connection with any such offer. Additional authorized shares of Class G Common Stock could be offered by CMS Energy in the future at the discretion of the Board of Directors and without further shareholder approval.

         Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of Common Stock of CMS Energy. Therefore, the creditors of CMS Energy are unaffected by the implementation of the Consumers Gas Group, because all assets of the corporation remain available to satisfy all liabilities. The holders of CMS Energy Common Stock and the proposed Class G Common Stock continue to be subject to all risks associated with investments in CMS Energy. Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy.

  Dividend Policy

         Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends will be payable out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount.

         Dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70 percent to 85 percent of annual earnings available for dividends on common stock.

         CMS Energy, in the sole discretion of its Board of Directors, could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

         In making its dividend decisions with respect to the Class G Common Stock, the Board of Directors will rely on the financial statements of the Consumers Gas Group, as well as, to a lesser extent, the consolidated financial statements of CMS Energy. The method of calculating earnings per share for the Class G Common Stock reflects the intent of the Board of Directors that the separately reported assets and earnings of the Consumers Gas Group are to be the source for payment of, and the basis for determining, dividends to be paid on the Class G Common Stock, although liquidation rights of the Class G Common Stock and legally available assets of CMS Energy are based on different factors.

         In May 1994, the Board of Directors of CMS Energy approved a 17 percent increase in its common stock dividend, raising the annual rate to $.84 per share from $.72 per share. The increase was effective with the dividend payment in August 1994.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

  Principles Applied in Financial Statements

         The consolidated financial statements include CMS Energy, Consumers and Enterprises and their wholly owned subsidiaries. CMS Energy eliminates all material transactions between its consolidated companies. CMS Energy uses the equity method of accounting for investments in its companies and partnerships where it has more than a 20 percent but less than a majority ownership interest and includes these results in operating revenue. For the years ended December 31, 1993, 1992 and 1991 equity earnings (losses) were $17 million, $(6) million, and $(8) million, respectively. For the nine month periods ended September 30, 1994 and 1993, equity earnings were $21 million and $13 million, respectively.

  Gas Inventory

         Consumers uses the weighted average cost method for valuing working gas inventory. Cushion gas, which is gas stored to maintain reservoir pressure for recovery of working gas, is recorded in the appropriate gas utility plant account. Consumers maintains gas inventory in its underground storage facilities.

  Maintenance, Depreciation and Depletion

         Property repairs and minor property replacements are charged to maintenance expense. Depreciable property retired or sold plus cost of removal (net of salvage credits) is charged to accumulated depreciation. Consumers bases depreciation provisions for utility plant on straight-line and units-of-production rates approved by the MPSC. In May 1991, the MPSC approved an increase of approximately $15 million annually in Consumers' electric and common utility plant depreciation rates. The composite depreciation rate for electric utility property was 3.4 percent for 1993 and 1992 and 3.3 percent for 1991. The composite rate for gas utility plant was 4.4 percent for 1993 and
4.3 percent for 1992 and 1991.

         NOMECO follows the full-cost method of accounting and, accordingly, capitalizes its exploration and development costs, including the cost of non-productive drilling and surrendered acreage, on a country-by-country basis. The capitalized costs in each cost center are being amortized on an overall units-of-production method based on total estimated proven oil and gas reserves.

         The composite rates for Consumers' common property, NOMECO's other property, and other property of CMS Energy and its subsidiaries were 4.5 percent in 1993, 4.7 percent in 1992 and 4.1 percent in 1991.

  New Accounting Standards

         In November 1992, the FASB issued SFAS 112, Employers' Accounting for Postemployment Benefits, which CMS Energy adopted January 1, 1994. CMS Energy pays for several postemployment benefits, the most significant being workers' compensation. Because CMS Energy's postemployment benefit plans do not vest or accumulate, the standard did not materially impact CMS Energy's financial position or results of operations. For new accounting standards related to financial instruments, see Note 9.

  Nuclear Fuel, Decommissioning, Insurance and Other Nuclear Matters

         Consumers amortizes nuclear fuel cost to fuel expense based on the quantity of heat produced for electric generation. Interest on leased nuclear fuel is expensed as incurred. Under federal law, the DOE is responsible for permanent disposal of spent nuclear fuel at costs to be paid by affected utilities under various payment options. However, in a statement released February 17, 1994, the DOE asserted that it does not have a legal obligation to accept spent nuclear fuel without an operational repository. The DOE is exploring options to offset the costs incurred by nuclear utilities in continuing to store spent nuclear fuel on site. For fuel burned after April 6, 1983, Consumers charges disposal costs to nuclear fuel expense, recovers it through electric rates and remits it to the DOE quarterly. Consumers has elected to defer payment for disposal of spent nuclear fuel burned before April 7, 1983 until the spent fuel is delivered to the DOE. As of December 31, 1993, Consumers has recorded a liability to the DOE of

$90 million, including interest, to dispose of spent nuclear fuel burned before April 7, 1983. Consumers has been recovering through electric rates the amount of this liability, excluding a portion of interest. Consumers' liability to the DOE becomes due when the DOE takes possession of Consumers' spent nuclear fuel, which was originally scheduled to occur in 1998.

         In April 1993, the NRC approved the design of the dry spent fuel storage casks now being used by Consumers at Palisades. In May 1993, the Attorney General and certain other parties commenced litigation to block Consumers' use of the storage casks, alleging that the NRC had failed to comply adequately with the procedural requirements of the Atomic Energy Act and the National Environmental Policy Act. The courts have declined to prevent such use and have refused to issue temporary restraining orders or stays. Several appeals relating to this matter are now pending at the U.S. Sixth Circuit Court of Appeals where oral argument was held during October 1994. As of October 31, 1994, Consumers had loaded seven dry storage casks with spent nuclear fuel and expects to load six additional casks prior to Palisades' 1995 refueling. If Consumers is unable to continue to use the casks as planned, significant costs could be incurred, including replacement power costs during any resulting plant shutdown and costs to remove the spent fuel from the dry casks. If Consumers cannot store fuel on-site in the dry casks, and if no off-site storage is available, Palisades could be forced to cease operation as early as mid-1995, when all fuel must be off-loaded for a ten-year inspection of the reactor vessel. In order to address concerns raised subsequent to the initial cask loading, Consumers and the NRC each analyzed the effects of seismic and other natural hazards on the support pad on which the casks are placed, and concluded that the pad location is acceptable to support the casks. See Note 19 with regard to certain subsequent developments.

         In August 1994, Consumers announced that it would unload and replace one of the dry fuel storage casks at Palisades that contain spent nuclear fuel. In examining radiographs during a review of the cask manufacturer's quality assurance program, Consumers detected indications of minor flaws in welds in the steel liner of one of the loaded casks. Although testing has not disclosed any leakage from the cask, Consumers has nevertheless decided to remove the spent fuel from this cask and insert it in another cask. Consumers has examined the radiographs for all of its casks, including the casks containing spent fuel, and has found all other welds to be acceptable.

         Consumers collects estimated costs to decommission (decontamination and dismantlement) its two nuclear plants through a monthly surcharge to electric customers which currently totals $45 million annually. Consumers currently estimates decommissioning costs of $220 million and $423 million, in 1994 dollars, for the Big Rock Point ("Big Rock") nuclear power plant located near Charlevoix, Michigan and Palisades, respectively. Amounts collected from electric retail customers and deposited in trusts, and earnings on the trusts, which are credited to accumulated depreciation, are estimated to accumulate $425 million and $1.2 billion for decommissioning Big Rock and Palisades, respectively. The trust funds, which are estimated to earn 7.1 percent, will be used for decommissioning Big Rock and Palisades at the end of their respective license periods in 2000 and 2007. In order to meet NRC requirements for decommissioning, Consumers prepared site-specific decommissioning cost estimates for Big Rock and Palisades which assumed that each plant site will be restored to conform with the adjacent landscape, and that all contaminated equipment will be disassembled and disposed of in a licensed burial facility. Consumers is currently updating those estimates, and expects that the decommissioning costs may increase, principally due to the unavailability of low- and high-level radioactive waste disposal facilities. The lack of an available disposal site could result in the need to maintain the facilities in a mothballed state for a significant period of time after retirement.
Consumers expects to file updated decommissioning estimates with the MPSC on or before March 31, 1995. At September 30, 1994, Consumers had an investment in nuclear decommissioning trust funds of $204 million for future decommissioning.

         The staff of the Commission has questioned certain accounting practices of the electric utility industry, including Consumers, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements. In response to these questions, the FASB has agreed to review the accounting for removal costs, including decommissioning. If current electric utility industry accounting practices for such decommissioning are changed: annual provisions for decommissioning could increase; estimated costs for decommissioning could be recorded as a liability rather than as accumulated depreciation; and trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense.

         Consumers, as a member of Nuclear Mutual Limited ("NML") and Nuclear Electric Insurance Ltd. ("NEIL") and through the purchase of other forms of nuclear insurance, maintains coverage against property damage, debris removal, personal injury liability and other losses for damages that could be incurred at its nuclear generating facilities. In the event of covered losses at its own or any other participating nuclear facility, Consumers could be subject to maximum assessments of: $31 million in any one year under the NML and NEIL policies; $79 million per incident under the nuclear liability financial protection portion, limited to a maximum payment of $10 million per incident in any one year; and $6 million in the event of claims under the master workers program. Consumers considers the possibility of these assessments to be remote. For further information regarding Consumers' nuclear insurance, "CMS Energy -- Management's Discussion and Analysis."

         In November 1993, Palisades returned to service following a planned refueling and maintenance outage that had been extended due to several unanticipated repairs (see Note 5). The results of an NRC review of Consumers' performance at Palisades published shortly after the planned outage showed a decline in performance ratings for the plant. In order to provide NRC senior management with a more in-depth assessment of plant performance, the NRC conducted a diagnostic evaluation inspection at Palisades. The inspection evaluated all aspects of nuclear plant operation and management. The inspection, completed in June 1994, found certain performance, operational and management deficiencies at Palisades. The NRC acknowledged that the new Palisades senior management team, in place since early 1994, had recognized and begun to address the problems at Palisades. The NRC did not place Palisades on either the NRC's "Troubled" or "Declining Performance" list. In August 1994, Consumers filed its response to the NRC's diagnostic evaluation report, which included both short- and long-term enhancements planned for Palisades to improve performance. Attaining and maintaining acceptable performance at Palisades will require continuing performance improvements and additional expenditures at the plant, which have been included in Consumers' total planned levels of expenditures.

         As the holder of a license to operate a pressurized-water reactor nuclear power plant, Consumers is required by NRC regulations to calculate and report to the NRC, values relating to the continuing ability of the Palisades reactor vessel to withstand postulated "pressurized thermal shock" events during its remaining license life, in light of the embrittlement of reactor vessel materials over time due to operation in a radioactive environment. If the results of the calculation indicate that a temperature screening criterion established in the regulations will be exceeded, Consumers must submit a safety analysis to determine what, if any, plant modifications are necessary to prevent potential reactor vessel failure as a result of postulated pressurized thermal shock events if continued operation beyond the screening criterion value is allowed, and the NRC will then decide whether to permit continued operation in excess of the criterion. Consumers had previously submitted a calculation indicating that the Palisades reactor vessel would not exceed the screening criterion before the year 2004. Preliminary analysis of more recent data from testing of similar materials indicates that the Palisades reactor vessel could exceed the screening criterion prior to 2004, but will meet established requirements without any actions by

Consumers through at least 1998. Consumers is continuing to analyze this data and will report its conclusions to the NRC in late November. Consumers is also continuing to analyze alternative means to permit continued operation of Palisades to the end of its license life in the year 2007. Consumers cannot predict the outcome of these efforts.

  Plateau Resources Ltd.

         In August 1993, Consumers sold its ownership interest in Plateau Resources Ltd. ("Plateau") to U. S. Energy Corp. As a result of the sale, approximately $14 million of Plateau's cash and cash equivalents, other assets and liabilities, including certain future decommissioning, environmental and other contingent liabilities were transferred to U. S. Energy Corp. In view of prior write-offs, this transaction did not result in any material gains or additional losses.

  Reclassifications

         CMS Energy and the MCV Partnership (see Note 17) have reclassified certain prior year amounts for comparative purposes. These reclassifications did not affect the net losses for the years presented.

  Related-Party Transactions

         In 1993, 1992 and 1991, Consumers purchased $52 million, $36 million and $26 million, respectively, of electric generating capacity and energy from affiliates of Enterprises. Affiliates of CMS Energy sold, stored and transported natural gas and provided other services to the MCV Partnership totaling approximately $27 million, $21 million and $19 million for 1993, 1992 and 1991, respectively. For additional discussion of related-party transactions with the MCV Partnership and the FMLP, see Notes 4 and 17. Other related-party transactions are immaterial.

  Revenue and Fuel Costs

         Consumers accrues revenue for electricity and gas used by its customers but not billed at the end of an accounting period. Consumers also accrues or reduces revenue for any underrecovery or overrecovery of electric power supply costs and natural gas costs by establishing a corresponding asset or liability until Consumers bills these unrecovered costs or refunds the excess recoveries to customers after reconciliation hearings conducted before the MPSC.

  Unaudited Interim Information

         Amounts as of, and for, and pertaining to the nine month periods ended September 30, 1994 and 1993 included herein are unaudited. In the opinion of management, the unaudited financial information for the nine months ended September 30, 1994 and 1993 reflects all adjustments necessary to assure the fair presentation of financial position, results of operations and cash flows.

  Utility Regulation

         Consumers accounts for the effects of regulation under SFAS 71, Accounting for the Effects of Certain Types of Regulation. As a result, the actions of regulators affect when revenues, expenses, assets and liabilities are recognized.

  Other

         For significant accounting policies regarding cash equivalents, see
Note 15; for income taxes, see Note 6; and for pensions and other postretirement benefits, see Note 11.

4.  THE MIDLAND COGENERATION VENTURE

         The MCV Partnership, which leases and operates the MCV Facility, contracted to sell electricity to Consumers for a 35-year period beginning in 1990 and to supply electricity and steam to The Dow Chemical Company for 15- and 20-year periods, respectively. At September 30, 1994, Consumers, through its subsidiaries, held the following assets related to the MCV: 1) CMS Midland Inc., a subsidiary of MGL ("CMS Midland"), owned a 49 percent general partnership interest in the MCV Partnership; and 2) CMS Holdings held through the FMLP a 35 percent lessor interest in the MCV Facility.

  Power Purchases from the MCV Partnership

         Consumers' obligations for purchase of contract capacity from the MCV Partnership under the PPA since 1992 follow:

                                                                                                  1995 AND
YEAR                                             1992             1993             1994          THEREAFTER
- ----                                             ----             ----             ----          ----------
MW                                               915             1,023             1,132            1,240

         Prior to 1993, the MPSC allowed Consumers to recover costs of power purchased from the MCV Partnership based on delivered energy for up to 840 MW at rates less than Consumers paid. As a result, Consumers recorded after-tax losses of $86 million in 1992 and $124 million in 1991. In March 1993, the MPSC approved, with modifications, the settlement proposal to resolve MCV cost recovery issues, PURPA issues and court remand as filed with the MPSC on July 7, 1992 and amended on September 8, 1992 (the "Revised Settlement Proposal"), which had been co-sponsored by Consumers, the MPSC staff and 10 small power and cogeneration developers. These parties accepted the Settlement Order and the MCV Partnership confirmed that it did not object to the modifications. ABATE and the Attorney General have filed claims of appeal of the Settlement Order with the Court of Appeals.

         The Settlement Order determined the cost of power purchased from the MCV Partnership that Consumers can recover from its electric retail customers and significantly reduced the amount of future underrecoveries for these power costs. Effective January 1993, the Settlement Order allowed Consumers to recover substantially all of the payments for its ongoing purchase of 915 MW of contract capacity from the MCV Partnership. Capacity and energy purchases from the MCV Partnership above the 915 MW level can be competitively bid into Consumers' next solicitation for power or, if necessary, utilized for current power needs with a prudency review and a cost recovery determination in annual PSCR cases. In either instance, the MPSC would determine the levels of recovery from customers for the power purchased. The Settlement Order also provides Consumers the right to remarket to third parties the remaining contract capacity, the cost of which Consumers is currently not authorized to recover from retail customers.

         The PPA provides that Consumers is to pay to the MCV Partnership a minimum levelized average capacity charge of 3.77 cents per kWh, a fixed energy charge and a variable energy charge which is based primarily on Consumers' average cost of coal consumed. Consumers is scheduling deliveries of energy from the MCV Partnership whenever it has energy available up to hourly availability limits, or "caps," for the 915 MW of capacity authorized for recovery in the Settlement Order. Consumers can recover an average 3.62 cents per kWh capacity charge and the prescribed energy charges associated with the scheduled deliveries within the caps, whether or not those deliveries are scheduled on an economic basis. Through December 1997, there is no cap applied during on-peak hours to Consumers' recovery for the purchase of capacity made available within the 915 MW authorized. Recovery for purchases during off-peak hours is capped at 80 percent in 1993, 82 percent in 1994 and 1995, 84 percent in 1996 and 1997, increasing to 88.7 percent in 1998 and thereafter at which time the 88.7 percent cap is applicable during all hours. For all economic energy deliveries above the caps to 915 MW, Consumers is allowed to recover 1/2 cent per kWh capacity payment in addition to the corresponding variable energy charge.

         In December 1992, Consumers recognized an after-tax loss of $343 million for the present value of estimated future underrecoveries of power costs under the PPA as a result of the Settlement Order. This loss included management's best estimates regarding the future availability of the MCV Facility, and the effect of the future power market on the amount, timing and price at which various increments of the capacity above the MPSC-authorized level could be resold. Except for adjustments to the above loss to reflect the after-tax time value of money through accretion expense, no additional losses are expected unless actual future experience materially differs from management's estimates. Because the calculation of the 1992 loss depended in part upon estimates of future unregulated sales of energy to third parties, a more conservative or risk-free investment rate of 7 percent was used to calculate $188 million of the total $343 million after-tax loss. The remaining portion of the loss was calculated using an 8.5 percent discount rate reflecting Consumers' incremental borrowing rate as required by SFAS 90, Regulated Enterprises-Accounting for Abandonments and Disallowances of Plant Costs. The after-tax expense for the time value of money for the loss is estimated to be $24 million in 1994, and various lower levels thereafter, including $22 million in 1995 and $20 million in 1996. Although the settlement loss was recorded in 1992, Consumers continues to experience cash underrecoveries associated with the Settlement Order. These after-tax cash underrecoveries, including fixed energy charges (in connection with a dispute with the MCV Partnership discussed below) which are being escrowed, were $59 million in 1993, and totaled $51 million for the first nine months of 1994. Consumers believes there is and will be a market for the resale of capacity purchases from the MCV Partnership above the MPSC-authorized level. However, if Consumers is unable to sell any capacity above the current MPSC-authorized level, future additional after-tax losses and after-tax cash underrecoveries could be incurred. Consumers' estimates of its 1994 and future after-tax cash underrecoveries and possible additional losses for the next five years if none of the additional capacity is sold are as follows:

                                1994             1995             1996             1997             1998
                                ----             ----             ----             ----             ----
                                                         AFTER-TAX, IN MILLIONS
Expected cash
  underrecoveries                $65             $65              $62               $61             $ 8
Possible additional
  underrecoveries
  and losses(a)                  $ 5             $20              $20               $22             $72

(a)      If unable to sell any capacity above the MPSC's authorized level.

         The undiscounted, after-tax amount of the $343 million loss was $789 million. At December 31, 1993, and September 30, 1994, the after-tax, present value of the Settlement Order liability totaled $307 million and $277 million, respectively. The reduction in the Settlement Order liability during the nine months ended September 30, 1994, reflects after-tax cash underrecoveries related to capacity totaling $47 million, partially offset by after-tax accretion expense of $17 million.

         The PPA, while providing for payment of a fixed energy charge, contains a "regulatory out" provision which permits Consumers to reduce the fixed energy charges payable to the MCV Partnership throughout the entire contract term if Consumers is not able to recover these amounts from its customers. In connection with the MPSC's approval of the Revised Settlement Proposal, Consumers and the MCV Partnership are engaged in arbitration proceedings under the PPA to determine whether Consumers is entitled to exercise its regulatory out regarding fixed energy charges on the portion of available MCV capacity above the current

MPSC-authorized levels. An arbitrator acceptable to both parties has been selected and hearings are being conducted. If the arbitrator determines that Consumers cannot exercise its regulatory out, Consumers would be required to make these fixed energy payments to the MCV Partnership even though Consumers may not be recovering these costs. The arbitration proceedings will also determine who is entitled to the fixed energy amounts for which Consumers did not receive full cost recovery during the years prior to settlement. Although Consumers believes its position on arbitration is sound and intends to aggressively pursue its right to exercise the regulatory out, management cannot predict the outcome of the arbitration proceedings or any possible settlement of the matter. Accordingly, losses were recorded prior to 1993 for all fixed energy amounts at issue in the arbitration. At September 30, 1994, $25 million has been escrowed by Consumers and is included as a non-current asset in Consumers' financial statements. In December 1993, Consumers made an irrevocable offer to pay through September 15, 2007, fixed energy charges to the MCV Partnership on all kWh delivered by the MCV Partnership to Consumers from the contract capacity in excess of 915 MW, which represents a portion of the fixed energy charges in dispute. Consumers made the offer in connection with the sale of its remaining $309 million investment in the senior secured lease obligation bonds and subordinated secured lease obligation bonds issued in connection with the MCV Bonds which was completed in 1993. See Note 19 with regard to certain subsequent developments.

         The lessors of the MCV Facility have filed a lawsuit in federal district court in New York against CMS Energy, Consumers and CMS Holdings. It alleges breach of contract, breach of fiduciary duty and negligent or fraudulent misrepresentation relating to the MCV Partnership's failure to object to the Settlement Order in light of Consumers' interpretation of the Settlement Order, which is the subject of the arbitration between the MCV Partnership and Consumers discussed above. The action alleges damages in excess of $1 billion and seeks injunctive relief relative to Consumers' payments of the fixed energy charges. CMS Energy and Consumers believe that at all times they and CMS Holdings have conducted themselves properly and that the action is without merit. It appears from the complaint that a significant portion of the alleged damages represent fixed energy charges in dispute in the arbitration. CMS Energy and Consumers have requested that the lawsuit be dismissed for lack of jurisdiction and have commenced a lawsuit in Midland, Michigan, to address these issues. While management believes that the possibility of the alleged damages being awarded is remote, CMS Energy and Consumers are unable to predict the outcome of this issue. In addition, CMS Holdings has filed a lawsuit in the circuit court of Jackson, Michigan, seeking reimbursement of $7 million of certain tax indemnification payments made to its partners in the FMLP and owed to CMS Holdings. Consumers is unable to predict the outcome of this issue.

         In May 1994, Consumers was notified by the MCV that it was initiating arbitration proceedings under the PPA to determine whether the energy charge paid to the MCV is being properly calculated. Consumers believes that its calculation of the energy charge is correct. The amount in dispute, which relates to the period beginning in 1990 and continuing through the term of the PPA, is estimated by the MCV Partnership to total $8 million annually. The parties are in the process of selecting an arbitrator and establishing a schedule for arbitration. Consumers cannot predict the timing and outcome of these proceedings.

         In July 1994, Consumers paid $30 million to terminate a power purchase agreement with a 65 MW coal-fired cogeneration facility being developed by Michigan Cogeneration Partners. Consumers plans to seek MPSC approval to substitute 65 MW of less expensive contract capacity from the MCV Facility which Consumers is currently not authorized to recover from retail customers. The proposed substitution of capacity which would start in 1997, the year the coal-fired cogeneration facility was scheduled to begin operations, represents significant savings to Consumers' customers, compared to the cost approved by the MPSC for a coal-fired cogeneration facility. As a result, Consumers recorded a regulatory asset of $30 million, which it believes will ultimately be recoverable in rates.

         PSCR Matters. Consistent with the terms of the 1993 Settlement Order, Consumers withdrew its appeals of various MPSC orders issued in connection with several PSCR cases. Consumers also agreed not to appeal any MCV-related issues raised in future orders for these plan cases and related reconciliations to the extent those issues are resolved by the Settlement Order. Consumers made refunds, including interest, of $69 million in 1993 and $29 million in 1992 to customers for overrecoveries in connection with the 1991 and 1990 PSCR reconciliation cases, respectively. These amounts were included in losses recorded prior to 1993. In 1992, Consumers recovered MCV power purchase costs consistent with the MPSC's 1992 plan case order, and does not anticipate that any MCV-related refunds will be required. In March 1994, the MPSC issued an order in the PSCR reconciliation case for 1992 confirming Consumers' recovery for the purchase of 840 MW from the MCV in accordance with the MPSC plan case order and allowing recovery for the purchase of power above 840 MW based on replacement power costs. The MPSC subsequently confirmed the recovery of MCV-related costs consistent with the Settlement Order as part of the 1993 and 1994 plan case orders.

5.  RATE MATTERS

  Electric Rate Case

         In May 1994, the MPSC issued an order, granting Consumers a $58 million annual increase in its retail electric rates. The order provides Consumers with higher revenues associated with increased expenditures primarily related to capital additions, operation and maintenance, higher depreciation and postretirement benefits computed under SFAS 106, Employers' Accounting for Postretirement Benefits Other than Pensions, and the continuation of certain demand-side management programs at reduced levels. The MPSC order generally supported Consumers' rate design proposal and reduced the level of subsidization of residential customers by commercial and industrial customers. Consequently, residential customers were allocated $40 million, which is 70 percent of the rate increase.

         In November 1994, Consumers filed a request with the MPSC which could increase its retail electric rates in a range from $104.4 million to $139.5 million, depending upon the ratemaking treatment afforded sales losses to competition and the treatment of the MCV contract capacity above 915 MW. The request includes recognition of increased expenditures related to continuing construction activities and capital additions aimed at maintaining and improving system reliability and increases in financing costs. The filing addresses the ratemaking effect of jurisdictional sales losses by assuming adoption of a proposed special nonjurisdictional rate to large, qualifying industrial customers as requested by Consumers in an earlier June 1994 filing with the MPSC. An alternative approach presented would use the MCV contract capacity above 915 MW for jurisdictional electric customers and offer discounted jurisdictional tariffs. Consumers has also requested that the MPSC eliminate the rate cross-subsidization of residential rates in a two-step adjustment. In addition, Consumers proposes to eliminate all DSM expenditures after April 1995 and further requests MPSC approval to recover all jurisdictional costs associated with the proposed settlement of the proceedings concerning the operation of the Ludington pumped storage facility ("Ludington").

         Special Rates. In June 1994, Consumers also filed a request with the MPSC, seeking approval of a plan to offer competitive, special rates to certain large qualifying customers. Consumers proposes to offer the new rates to customers using high amounts of electricity that have expressed an intention to or are capable of terminating purchases of electricity from Consumers and have the ability to acquire energy from alternative sources. To serve these customers,

Consumers would use power purchases from the MCV Partnership which exceed the 915 MW currently recoverable from electric retail customers. Certain other parties have subsequently filed various alternative proposals. The MPSC has adopted a hearing schedule that calls for briefs to be filed in December 1994. A final order is expected in the first quarter of 1995.

         Abandoned Midland Project. In 1984, Consumers abandoned construction of its unfinished nuclear power plant located in Midland, Michigan, and subsequently took a series of write-downs. In 1991, the MPSC issued orders permitting recovery of a portion of the plant and Consumers began collecting $35 million pretax annually for the next 10 years and is amortizing the assets against current income over the recovery period using an interest method. Amortization for 1993, 1992 and 1991 was $28 million, $28 million and $18 million, respectively.

         Consumers was not permitted to earn a return on the portion of the abandoned Midland investment for which the MPSC was allowing recovery. Therefore, under SFAS 90, the recorded losses described above included amounts that reduced the recoverable asset to the present value of future recoveries. During the remaining recovery period, part of the prior losses will be reversed to adjust the unrecovered asset to its present value and is reflected as accretion income. An after-tax total of approximately $35 million of the prior losses remains to be included in accretion income through April 2001. Several parties, including the Attorney General, have filed claims of appeal with the Court of Appeals regarding MPSC orders issued in 1991 that specified the recovery of abandoned investment. Oral arguments before the Court of Appeals were held in October 1994.

         Electric DSM. As a result of settlement discussions regarding demand-side management and an MPSC order in 1991, Consumers agreed to spend $65 million over two years on demand-side management programs. Based on the MPSC's determination of Consumers' effectiveness in implementing these programs, Consumers' future rate of return on common equity may be adjusted either upward by up to 1 percent or downward by up to 2 percent. This adjustment, if implemented, would be applied to Consumers' retail electric tariff rates and be in effect for one year following reconciliation hearings with the MPSC. The estimated revenue effects of the potential adjustment range from an $11 million increase to a $22 million decrease. The proceedings before the MPSC have started and based on the criteria set out in the demand-side management settlement agreement approved by the MPSC in 1992, Consumers has achieved all the agreed-upon objectives. Consumers believes that the MPSC will ultimately allow collection of the full $11 million incentive. Accordingly, during the second quarter of 1994, Consumers recognized $11 million in revenue, related to its demand-side management program. A final order from the MPSC is expected by mid-1995.

         In October 1993, Consumers completed the customer participation portion of these DSM programs. In May 1994, as part of Consumers' electric rate case, the MPSC issued an order that allowed Consumers to recover demand-side management expenditures which exceeded $65 million. The order also authorized Consumers to continue certain programs in 1994 through 1996. Consumers is deferring program costs and amortizing the costs over the period these costs are being recovered from its customers in accordance with an accounting order issued by the MPSC in September 1992. The unamortized balance of deferred costs at September 30, 1994, December 31, 1993 and December 31, 1992 was $71 million, $71 million, and $25 million, respectively.

  PSCR Issues

         On November 9, 1994, the ALJ presiding over the 1993 PSCR reconciliation proceeding issued a proposal for decision in this case. Several issues were included in this proposal for decision including issues related to a planned refueling and maintenance outage which Consumers began at Palisades in June 1993.

Following several required, unanticipated repairs that extended the outage, the plant returned to service in early November. In addition, from mid-February through mid-June 1994, Palisades was temporarily taken out of service to repair valve-leakage and conduct other needed inspections and repairs. Recovery of replacement power costs incurred by Consumers during these outages were reviewed during the 1993 PSCR reconciliation of actual costs and revenues to determine the prudency of actions taken during the outages. The 1994 outages will be reviewed as part of that year's reconciliation proceedings. Net replacement power costs during the outages were approximately $180,000 per day above the cost of fuel Consumers would have otherwise incurred when the plant is operating. Consumers had conceded that one day of the 1993 outage was inappropriate, while the MPSC staff has recommended a 20-day disallowance. The ALJ proposed a disallowance of 22 days of outage totaling $4.2 million. CMS Energy had previously established a reserve for this potential disallowance. See Note 3 for information regarding the NRC's review of Palisades' performance.

         The Energy Policy Act of 1992 ("Energy Act") imposes an obligation on the utility industry, including Consumers, to decommission DOE uranium enrichment facilities. Consumers currently estimates its payments for decommissioning those facilities to be $2.4 million per year for 15 years beginning in 1992, escalating based on an inflation factor. Consumers believes these costs are recoverable from its customers under traditional regulatory policies. At December 31, 1993, Consumers' remaining estimated liability was approximately $33 million. At December 31, 1993, Consumers had a regulatory asset of $33 million for the expected recovery of this amount in electric rates.

  Gas Rates

         In July 1994, the MPSC approved an agreement previously reached between the MPSC staff and Consumers, to charge $10 million of costs for postretirement benefits computed under SFAS 106 against earnings over the last six months of 1994. This charge against earnings will partially offset costs related to state property taxes which have been reduced. The agreement was reached in response to an assertion by the MPSC staff that gas utility business earnings for 1993 were in excess of the currently authorized level. The agreement also provides for an additional $4 million of 1995-related SFAS 106 costs to be charged against 1995 earnings instead of being deferred. As part of the agreement, Consumers committed to file a gas rate case before December 31, 1994, that will among other things, incorporate costs increases, including costs for postretirement benefits computed under SFAS 106, into its retail gas rates. A final order should be received approximately 9 to 12 months after the request is filed. No assurance can be given as to the level of rates which will be authorized by the MPSC. Consumers' gas distribution business is currently authorized to earn a 13.25 percent rate of return on equity. Consumers' most recent rate filing for its electric utility business resulted in an authorized rate of return on equity of 11.75 percent. See Note 19 with regard to certain subsequent developments.

  GCR Issues

         In connection with its 1991 GCR reconciliation case, Consumers refunded $36 million, including interest, to its firm sales and transportation rate customers in April 1992. Consumers accrued the full amount for this refund in 1991.

         The MPSC issued an order during 1993 that approved an interim settlement agreement for the 12 months ended March 31, 1993. As a result of the settlement, Consumers refunded in August 1993, to its GCR and transportation customers, approximately $22 million, including interest. Consumers previously accrued amounts sufficient for this refund.

         The MPSC, in a February 1993 order, provided that the price payable to certain intrastate gas producers by Consumers be reduced prospectively. As a result, Consumers was not allowed to recover $13 million of costs incurred prior to February 8, 1993. Consumers previously had accrued a loss for this issue in excess of the disallowed amount. Future disallowances are not anticipated, unless the remaining appeals filed by the intrastate producers are successful.

         In 1992, the FERC approved a settlement involving Consumers, Trunkline and certain other parties, which resolved numerous claims and proceedings concerning Trunkline liquefied natural gas costs. The settlement represents significant gas cost savings for Consumers and its customers in future years. As part of the settlement, Consumers will not incur any transition costs from Trunkline as a result of FERC Order 636. In 1992, Consumers recorded a liability and regulatory asset for the principal amount of payments to Trunkline over a five-year period. In May 1993, the MPSC approved a separate settlement agreement that provides Consumers with full recovery of these costs over a five-year period. At December 31, 1993, Consumers' remaining liability and regulatory asset were $117 million. At September 30, 1994, Consumers' liability and regulatory asset were $93 million.

  Other

         A dispute involving pricing under contracts Consumers had with eight direct gas suppliers has been resolved. The dispute revolved around whether the price Consumers pays Trunkline for gas was the proper reference price for these eight gas supply contracts. Consumers and seven of the suppliers have agreed to enter into new contracts, at negotiated rates, with initial terms ranging from one to three years. Consumers and the remaining supplier agreed to terminate their existing contract.

         Estimated losses for certain contingencies discussed in this note have been accrued. Resolution of these contingencies is not expected to have a material impact on Consumers' financial position or results of operations.

6.  INCOME TAXES

         CMS Energy and its subsidiaries (including Consumers) file a consolidated federal income tax return. Income taxes are generally allocated to each subsidiary based on each subsidiary's separate taxable income. In 1992, CMS Energy implemented SFAS 109, Accounting for Income Taxes. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related asset or liability, for all temporary differences. Consumers began practicing full deferred tax accounting for temporary differences arising after January 1, 1993 as authorized by a generic MPSC order. The generic order reduces the amount of regulatory assets and liabilities that otherwise could have arisen in future periods by allowing Consumers to reflect the income statement effect in the period temporary differences arise.

         CMS Energy uses ITC to reduce current income taxes payable and defers and amortizes ITC over the life of the related property. The AMT requires taxpayers to perform a second separate federal tax calculation based on a flat rate applied to a broader tax base. AMT is the amount by which this "broader-based" tax exceeds regular tax. Any AMT paid generally becomes a tax credit that can be carried forward indefinitely to reduce regular tax liabilities in future periods when regular taxes paid exceed the tax calculated for AMT.

         On August 10, 1993, the Omnibus Budget Reconciliation Act of 1993 increased the statutory federal tax rate from 34 percent to 35 percent effective January 1, 1993. The cumulative effect of this tax rate change has been reflected in CMS Energy's financial statements.

         The significant components of income tax expense (benefit) consisted of:

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                            1993          1992     1991(A)
                                                                            ----          ----     -------
                                                                                      IN MILLIONS

Current federal income taxes                                                 $ 19         $  39          $  13
Deferred income taxes                                                          67          (177)          (143)
Deferred income taxes--tax rate change                                         (1)            -              -
Deferred ITC, net                                                             (10)           (8)            36
                                                                             ----         -----          -----
                                                                             $ 75         $(146)         $ (94)
                                                                             ====         =====          =====
Operating                                                                    $ 81         $  19          $  13
Other                                                                          (6)         (165)          (107)
                                                                             ----         -----          -----
                                                                             $ 75         $(146)         $ (94)
                                                                             ====         =====          =====

(a) The 1991 provision for income taxes was before an extraordinary item that had related deferred income taxes of approximately $7 million.

         The principal components of CMS Energy's deferred tax assets (liabilities) recognized in the balance sheet are as follows:

                                                                                            DECEMBER 31,
                                                                                            ------------
                                                                                         1993           1992
                                                                                         ----           ----
                                                                                             IN MILLIONS

Property                                                                                $  (580)       $  (521)
Unconsolidated investments                                                                 (194)          (128)
Postretirement benefits (Note 11)                                                          (180)          (167)
Abandoned Midland project (Note 5)                                                          (57)           (60)
Employee benefit obligations (includes postretirement
  benefits of $182 and $168) (Note 11)                                                      204            189
MCV power purchases--settlement (Note 4)                                                    165            177
AMT carryforward                                                                            110             83
ITC carryforward (expires 2005)                                                              48             52
Other                                                                                        (8)             5
                                                                                        -------        -------
                                                                                        $  (492)       $  (370)
                                                                                        =======        =======
Gross deferred tax liabilities                                                          $(1,571)       $(1,416)
Gross deferred tax assets                                                                 1,079          1,046
                                                                                        -------        -------
                                                                                        $  (492)       $  (370)
                                                                                        =======        =======

         The actual income tax expense (benefit) differs from the amount computed by applying the statutory federal tax rate to income before income taxes as follows:

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                            1993          1992          1991
                                                                            ----          ----          ----
                                                                                      IN MILLIONS
Net income (loss) before preferred dividends
  and extraordinary item                                                     $166         $(286)         $(252)
Income tax expense (benefit)                                                   75          (146)           (94)
                                                                             ----         -----          -----
                                                                              241          (432)          (346)
Statutory federal income tax rate                                             x35%          x34%           x34%
                                                                             ----         -----          -----
Expected income tax expense (benefit)                                          84          (147)          (118)
Increase (decrease) in taxes from:
  Capitalized overheads previously flowed through                               5             5             35
Differences in book and tax depreciation not
  previously deferred                                                           6             9              8
ITC amortization and utilization                                              (12)          (11)            (9)
Other, net                                                                     (8)           (2)           (10)
                                                                             ----         -----           ----
                                                                             $ 75         $(146)          $(94)
                                                                             ====         =====           ====

7.  SHORT-TERM FINANCINGS

         In October 1994, the FERC granted Consumers' request for authorization to issue or guarantee up to $900 million of short-term debt through December 31, 1996. This is the same amount of short-term debt currently authorized through 1994. Consumers has a $470 million facility that is used to finance seasonal working capital requirements and unsecured, committed lines of credit aggregating $185 million. At December 31, 1993, $235 million and $24 million were outstanding at weighted average interest rates of 4.0 percent and 3.9 percent, respectively. At September 30, 1994, Consumers had $300 million and $101 million, respectively, outstanding under these facilities. During the first quarter of 1994, Consumers reduced the outstanding balance of both facilities to zero. Further, Consumers has an established $500 million trade receivables purchase and sale program. At September 30, 1994 and 1993, and December 31, 1993 and 1992, receivables sold under the agreement totaled $210 million, $160 million, $285 million and $225 million, respectively. Accounts receivable and accrued revenue in the Consolidated Balance Sheets have been reduced to reflect receivables sold.

8.  CAPITALIZATION

  CMS Energy

         Capital Stock. CMS Energy's Articles currently permit it to issue up to 250 million shares of Common Stock at $.01 par value and up to 5 million shares of CMS Energy Preferred Stock at $.01 par value. Under the Unsecured Credit Facility and the GTN Indenture pursuant to which the GTNs are issued, which currently contain CMS Energy's most restrictive dividend covenant, CMS Energy is permitted to pay, as dividends on its common stock, an amount not to exceed the total of its net income, as defined in the GTN Indenture, and any proceeds received from the issuance or sale of common stock and $120 million, provided there exists no event of default under the terms of the Unsecured Credit Facility or the GTN Indenture. The same limits apply to amounts available to repurchase or reacquire CMS Energy Common Stock. In October 1993, CMS Energy issued an additional 4.6 million shares of common stock at a price of $26. The net proceeds of $119 million were used to reduce existing debt and for general corporate purposes. On October 6, 1994, CMS Energy filed a shelf registration statement for the offering and issuance of up to two million shares of common stock. As described in the Commission filing, the shares may be offered and issued in connection with acquisitions of energy-related businesses and assets.

         CMS Energy is seeking shareholder approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy. If such amendment is approved by the shareholders the number of authorized shares of capital stock would increase from 225 million to 320 million shares consisting of 250 million shares of CMS Energy Common Stock, par value $.01 per share, 60 million shares of Class G Common Stock, no par value, and 10 million shares of CMS Energy Preferred Stock, par value $.01 per share.

         The holders of any outstanding Class G Common Stock will vote with the holders of CMS Energy Common Stock as a single class, except on matters which would be required by law or the Articles of Incorporation to be voted on by class. The Class G Common Stock will have one vote per share.

         CMS Energy may exchange the Class G Common Stock for a proportionate number of shares of a subsidiary that holds all the assets and liabilities attributed to the Consumers Gas Group, and no other assets and liabilities.

         If CMS Energy transfers all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required, subject to certain exceptions and conditions, to exchange each outstanding share of Class G

Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock.

         CMS Energy also could, in the sole discretion of the Board of Directors, at any time, exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock.

         In the event of the liquidation of CMS Energy, each outstanding share of Class G Common Stock will be entitled to a share of the assets remaining for distribution to holders of Common Stock equal to the amount of such assets divided by the total number of shares of CMS Energy Common Stock and Class G Common Stock then outstanding.

         CMS Energy as parent holding company, is paid dividends from its principal subsidiaries, primarily Consumers. The ability of CMS Energy to pay dividends on its capital stock will depend substantially upon timely receipt of sufficient dividends or other distributions from Consumers, its principal subsidiary. Consumers' ability to pay dividends on its common stock depends upon the revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon its ability to secure timely and appropriate relief from the MPSC. There is no fixed relationship, on a per share or aggregate basis, between the dividends that may be paid by CMS Energy to holders of its Common Stock and the cash dividends or other amounts that may be paid by Consumers to CMS Energy.

         Long-Term Debt. In October 1992, CMS Energy received proceeds of $130 million and $219 million from the issuance of Series A Senior Deferred Coupon Notes due October 1, 1997 (the "Series A Notes") and Series B Senior Deferred Coupon Notes due October 1, 1999 (the "Series B Notes"), respectively.
Interest will accrue and increase the principal to the face value of $172 million for the Series A Notes and $294 million for the Series B Notes through October 1, 1995. After such date, interest will be paid semi-annually commencing April 1, 1996, at a rate of 9.5 percent per annum for the Series A Notes and 9.875 percent per annum for the Series B Notes. In November 1992, CMS Energy entered into a $220 million Secured Credit Facility. As of December 31, 1993, $18 million was outstanding at a weighted average interest rate of
5.7 percent. The establishment of the Secured Credit Facility and the proceeds from the Series A Notes and the Series B Notes, net of underwriting expenses, were used to retire the $410 million one-year secured revolving credit facility.

         In January 1994, CMS Energy filed a registration statement with the Commission permitting the issuance and sale of up to $250 million of GTNs. The net proceeds are being used to reduce the amount of Series A Notes and Series B Notes outstanding and for general corporate purposes. As of November 4, 1994, CMS Energy had issued approximately $80 million of GTNs with interest rates ranging from 6.75 to 7.75 percent and reduced the principal amount of Series B Notes outstanding by $95 million.

         On July 29, 1994, CMS Energy refinanced its Secured Credit Facility with a new $400 million Credit Facility and extended the termination date to June 30, 1997. Under the terms of the Credit Facility CMS Energy's aggregate unsecured debt outstanding cannot exceed the greater of (i) $850 million or
(ii) 4.5 times the cash dividend income received from its subsidiaries. At October 31, 1994, $129 million was outstanding at a weighted average interest rate of 6.4 percent.

  Consumers

         Capital Stock. At December 31, 1992, Consumers effected a quasi-reorganization, an elective accounting procedure in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. This action had no effect on CMS Energy's consolidated financial statements. As a result of the quasi-reorganization and subsequent accumulated earnings, Consumers paid a total of $133 million in common stock dividends in 1993 and also paid a $16 million common stock dividend during the first quarter of 1994 from 1993 earnings. In addition, through September 30, 1994, Consumers paid $97 million in 1994 common dividends from current year earnings. In October 1994, Consumers declared a $36 million common stock dividend payable in November 1994.

         In March 1994, Consumers issued and sold 8 million shares of Class A Preferred Stock (cumulative, without par value) with a stated annual dividend rate of 8.32 percent. Net proceeds to Consumers were $193 million. The stock is redeemable at the option of Consumers, on or after April 1, 1999, at a redemption price of $25 per share plus accrued dividends.

         First Mortgage Bonds. Consumers secures its first mortgage bonds by a mortgage and lien on substantially all of its property. Consumers' ability to issue and sell securities is restricted by certain provisions in its First Mortgage Bond Indenture, Articles and the need for regulatory approvals in compliance with applicable state and federal law. In September 1993, Consumers issued, with MPSC approval, $300 million of 6 3/8 percent first mortgage bonds, due 2003 and $300 million of 7 3/8 percent first mortgage bonds, due 2023. Consumers used the net proceeds from the bond issuance to refund approximately $515 million of higher interest first mortgage bonds and the balance to reduce current short-term borrowings. Unamortized debt costs, premiums and discounts and call premiums on the refunded debt totaling approximately $18 million were deferred under SFAS 71, and are being amortized over the lives of the new debt.

         In the first quarter of 1994, Consumers redeemed first mortgage bonds totaling $100 million. These redemptions completed Consumers' commitment to the MPSC, under a 1993 authorization to issue first mortgage bonds, to refinance certain long-term debt.

         Long-Term Bank Debt. In January 1993, Consumers entered into an interest rate swap agreement, exchanging variable-rate interest for a fixed-rate interest of 5.2 percent on the latest maturing $250 million of the then remaining $500 million obligation under its long-term credit agreement. The swap agreement has the same term as the debt agreement and had the effect of increasing the weighted average interest rate to 4.8 percent from 3.9 percent for the 12 month period ended December 31, 1993. The swap agreement will amortize beginning in February 1995 and terminate in May 1996. At September 30, 1994, the outstanding balance of Consumers' long-term credit agreement totaled $328 million. In November 1994, subsequent to MPSC authorization, Consumers entered into a new $400 million unsecured, variable rate, five-year term loan and subsequently used the proceeds to refinance the long-term credit agreement discussed above and to reduce short-term borrowings.

         Other. Consumers has a total of $131 million of PCRBs outstanding with a weighted average interest rate of 4.2 percent at December 31, 1993. Consumers classifies $101 million of PCRBs as long-term because it can refinance these amounts through irrevocable letters of credit expiring after one year.

         In June 1993, Consumers entered into loan agreements in connection with the issuance of approximately $28 million of adjustable rate demand limited obligation refunding revenue bonds, due 2010, which are secured by an irrevocable letter of credit expiring in 1996. These bonds bear an initial interest rate of 2.65 percent. Consumers also entered into loan agreements in connection with the issuance of $30 million of 5.8 percent limited obligation refunding revenue bonds, due 2010, secured by a financial guaranty insurance policy and certain first mortgage bonds of Consumers. Proceeds of these issues were used to redeem on August 1, 1993 in advance of their maturities, approximately $58 million of outstanding PCRBs.

         In May 1994, Consumers received a $100 million equity investment from CMS Energy. The investment was consistent with CMS Energy's plan to improve Consumers' capital structure and was recognized and included in the capitalization structure employed by the MPSC as part of Consumers' most recent electric rate order.

  NOMECO

         In June, 1994, NOMECO executed a non-binding letter of intent which calls for a newly-formed subsidiary of CMS Energy to merge with and into Walter, thereby making Walter a wholly-owned subsidiary of CMS Energy. Walter is a privately held corporation primarily engaged in international oil and gas exploration, development and production and activities related thereto. The letter of intent has expired pursuant to its terms. Nonetheless, NOMECO expects that this transaction will be completed in late 1994 or early 1995.
The letter of intent contemplated that the holders of Walter common stock would receive shares of CMS Energy Common Stock with an aggregate market value of approximately $25 million.

         As of December 31, 1993, NOMECO had total debt outstanding of $122 million. Senior serial notes amounting to $45 million with a weighted average interest rate of 9.4 percent are outstanding from a private placement. In November 1993, NOMECO amended the terms of its revolving credit agreement and increased the amount to $110 million. At December 31, 1993 and September 30, 1994, $72 million and $90 million was outstanding at a weighted average interest rate of 4.7 percent and 6.3 percent, respectively. At December 31, 1993, NOMECO also had $5 million outstanding under other credit agreements.

  CMS Generation

         As of December 31, 1993, MOAPA Energy Limited Partnership, a wholly-owned affiliate of CMS Generation ("MOAPA"), had $22 million of Clark County, Nevada, tax-exempt bonds outstanding with an interest rate of 3.35 percent. These bonds are backed by a letter of credit guaranteed by CMS Energy. In May 1994, MOAPA redeemed $22 million of Clark County, Nevada tax-exempt bonds. The bonds had been included in current maturities on the balance sheet and the funds held in a trust account had been included as other current assets. The bonds were issued in 1990 for the purpose of providing partial funding for the development of a proposed tires-to-energy solid waste disposal and resource recovery facility. The bonds were redeemed due to the Nevada Public Service Commission's rejection of a signed power purchase agreement for the facility.

9.  FINANCIAL INSTRUMENTS

         The carrying amounts of cash, short-term investments and current liabilities approximate their fair values due to the short-term nature of those instruments. The estimated fair values of long-term investments are based on quoted market prices where available. When specific market prices do not exist for an instrument, the fair value is based on quoted market prices of similar investments or other valuation techniques. All long-term investments in financial instruments approximate fair value. The carrying amount of long-term debt was $2.4 billion and $2.7 billion and the fair value of long-term debt was $2.6 billion and $2.8 billion as of December 31, 1993 and 1992, respectively. Although the current fair value of the long-term debt, which is based on calculations made by debt pricing specialists, may be greater than the current carrying amount, settlement of the reported debt is generally not expected until maturity. The fair value of CMS Energy's off-balance sheet financial instruments is based on the amount estimated to terminate or settle the obligation. The fair value of interest rate swap agreements was $6 million and $1 million and guarantees/letters of credit was $96 million and $56 million as of December 31, 1993 and 1992, respectively (see Notes 8 and 13).

         On January 1, 1994, CMS Energy adopted SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, requiring accounting for investments in debt securities to be held to maturity at amortized cost; otherwise debt and marketable equity securities are recorded at fair value, with any unrealized gains or losses included in earnings if the securities are for trading purposes or as a separate component of stockholders' equity if the securities are classified as available for sale. CMS Energy has nuclear decommissioning and SERP investments classified as available for sale securities with an amortized cost of $227 million and a fair market value of $223 million as of September 30, 1994. An unrealized loss on available for sale securities of $3 million, net of taxes, is included in common stockholders' equity for nine months ended September 30, 1994. CMS Energy also has certain equity investments classified as trading securities with a carrying cost of $11 million and a fair market value of $15 million. An unrealized gain on trading securities of $3 million, net of taxes, is included in other income for nine months ended September 30, 1994.

         In May 1993, the FASB issued SFAS 114, Accounting by Creditors for Impairment of a Loan, effective in 1995, requiring that certain loans that are determined to be impaired be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of any collateral for a secured loan. CMS Energy does not believe this standard will have a material impact on its financial position or results of operations.

         In October 1994, the FASB issued SFAS 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, which amends SFAS 114, Accounting by Creditors for Impairment of a Loan. SFAS 114 provided two alternatives for income recognition to be used for changes in the net carrying amount of an impaired loan subsequent to the initial measure of impairment.
The creditor could recognize all changes in the net carrying amount of the loan as an adjustment to bad-debt expense, or the creditor could accrue interest on the net carrying amount of the impaired loan and recognize other changes as an adjustment to bad-debt expense. SFAS 118 allows the use of any existing methods for recognizing interest income on impaired loans.

         In October 1994, the FASB also issued SFAS 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments, which requires added disclosures about the amounts, nature and terms of derivatives. Derivatives are financial agreements whose returns are linked to or derived from the performance of underlying assets such as bonds, currencies or commodities. CMS Energy is continuing to study SFAS 118 and SFAS 119, which are effective for year-end 1994 financial statements, but does not expect either statement will have a material impact on CMS Energy's financial position or results of operations.

10.  EXECUTIVE INCENTIVE COMPENSATION

         Under CMS Energy's Performance Incentive Stock Plan, restricted shares of Common Stock of CMS Energy, stock options and stock appreciation rights may be granted to key employees based on their contributions to the successful management of CMS Energy and its subsidiaries. The plan reserves for award not more than 2 percent of CMS Energy's common stock outstanding on January 1 each year, less the number of shares of restricted common stock awarded and of common stock subject to options granted under the plan during the immediately preceding four calendar years. Any forfeitures are subject to award under the plan. As of December 31, 1993, awards of up to 447,686 shares of common stock may be issued.

         Restricted shares of common stock are outstanding shares with full voting and dividend rights. Performance criteria were added in 1990 based on CMS Energy's total return to shareholders. Shares of restricted common stock cannot be distributed until they are vested and the performance objectives are met. Further, the restricted stock is subject to forfeiture if employment terminates before vesting. If key employees exceed performance objectives, the plan will allow additional awards. Restricted shares vest fully if control of CMS Energy changes, as defined by the plan. As of December 31, 1993, 289,874 shares of the 316,187 restricted shares outstanding are subject to performance objectives.

         Consumers' Executive Stock Option and Stock Appreciation Rights Plan, an earlier plan approved by shareholders, remains in effect until all authorized options are granted or September 25, 1995. As of December 31, 1993, options for 43,000 shares remained to be granted.

         Under both plans, for stock options and stock appreciation rights, the exercise price on each grant date equaled the closing market price on the grant date. Options are exercisable upon grant and expire up to 10 years and one month from date of grant. The status of the restricted stock granted under the Performance Incentive Stock Plan and options granted under both plans follows:

                                                           RESTRICTED
                                                             STOCK                      OPTIONS
                                                             -----                      -------
                                                            NUMBER           NUMBER                  PRICE
                                                          OF SHARES         OF SHARES              PER SHARE
                                                          ---------         ---------              ---------
Outstanding at January 1, 1991                            212,500         1,162,216              $ 7.13-$34.25
  Granted                                                  97,000           194,000              $21.13-$21.13
  Exercised or Issued                                     (34,437)          (65,125)             $ 7.13-$16.00
                                                          -------         ---------              -------------
Outstanding at December 31, 1991                          275,063         1,291,091              $ 7.13-$34.25
  Granted                                                 101,000           215,000              $17.13-$18.00
  Exercised or Issued                                     (37,422)          (21,000)             $13.00-$16.00
  Canceled                                                (15,375)          (50,000)             $20.50-$33.88
                                                          -------         ---------              -------------
Outstanding at December 31, 1992                          323,266         1,435,091              $ 7.13-$34.25
  Granted                                                 132,000           249,000              $25.13-$26.25
  Exercised or Issued                                     (54,938)         (152,125)             $ 7.13-$21.13
  Canceled                                                (84,141)          (33,000)             $20.50-$33.88
                                                          -------         ---------              -------------
Outstanding at December 31, 1993                          316,187         1,498,966              $ 7.13-$34.25
                                                          =======         =========              =============

11.  RETIREMENT BENEFITS

  Postretirement Benefit Plans Other Than Pensions

         CMS Energy and its subsidiaries adopted SFAS 106 effective as of the beginning of 1992. The standard required CMS Energy to change its accounting for the cost of health care and life insurance benefits that are provided to retirees from a pay-as-you-go (cash) method to a full accrual method. CMS Energy's non-utility subsidiaries expensed their accumulated transition obligation liability. The amount of such transition obligation is not material to the presentation of the consolidated financial statements or significant to CMS Energy's total transition obligation. Consumers recorded a liability of $466 million for the accumulated transition obligation and a corresponding regulatory asset for anticipated recovery in utility rates.

         Both the MPSC and FERC have generally adopted SFAS 106 costs for ratemaking purposes provided costs recovered through rates are placed in external funds until they are needed to pay benefits. The MPSC's generic order allows utilities three years to seek recovery of costs and provides for recovery from customers of any deferred costs incurred prior to the beginning of rate recovery of such costs. Consumers anticipates recovering its regulatory asset within 20 years. As discussed in Note 5, Consumers has requested recovery of the portion of these costs allocated to the electric business. In late 1994, Consumers plans to request recovery of the gas utility portion of these costs. CMS Energy plans to fund the benefits using external Voluntary Employee Beneficiary Associations. Funding of the health care benefits would begin when Consumers' rate recovery based on SFAS 106 begins. A portion of the life insurance benefits have previously been funded.

         As of December 31, 1993, the actuary assumed that retiree health care costs increased 10.5 percent in 1994, then decreased gradually to a 5.5 percent increase in 2000 and thereafter. The health care cost trend rate assumption significantly affects the amounts reported. For example, a 1 percentage point increase in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $75 million and the aggregate of the service and interest cost components of net periodic postretirement benefit costs for 1993 by $9 million.

         For the years ended December 31, 1993 and 1992, the weighted average discount rate was 7.25 percent and 8 percent, respectively, and the expected long-term rate of return on plan assets was 8.5 percent. Net periodic postretirement benefit cost for health care benefits and life insurance benefits was $51 million in 1993 and $50 million in 1992. The 1993 and 1992 cost was comprised of $13 million and $11 million for service plus $38 million and $39 million for interest, respectively.

         The funded status of the postretirement benefit plans is reconciled with the liability recorded at December 31 as follows:

                                                                                         1993           1992
                                                                                         ----           ----
                                                                                             IN MILLIONS
Actuarial present value of estimated benefits
  Retirees                                                                                $ 282          $ 265
  Eligible for retirement                                                                    54             50
  Active (upon retirement)                                                                  190            177
                                                                                          -----          -----
Accumulated postretirement benefit obligation                                               526            492
Plan assets (premium deposit fund) at fair value                                              4              4
                                                                                          -----          -----
Projected postretirement benefit obligation in
  excess of plan assets                                                                    (522)          (488)
Unrecognized prior service cost                                                             (39)           (39)
Unrecognized net loss                                                                        41             33
                                                                                          -----          -----
Recorded liability                                                                        $(520)         $(494)
                                                                                          =====          =====

         CMS Energy's postretirement health care plan is unfunded; the accumulated postretirement benefit obligation for that plan is $514 million and $482 million at December 31, 1993 and 1992, respectively. Consumers' total regulatory asset was $510 million and $485 million at December 31, 1993 and 1992, respectively.

  Supplemental Executive Retirement Plan

         Certain management employees qualify under the SERP. Benefits are based on the employee's service and earnings as defined in the SERP. In 1988, a trust from which SERP benefits are paid was established and funded. Because the SERP is not a qualified plan under the Internal Revenue Code, earnings of the trust are taxable and trust assets are included in Consumers' consolidated assets. At December 31, 1993 and 1992, trust assets at cost (which approximates market) were $18 million and $16 million, respectively, and were classified as other non-current assets.

  Defined Benefit Pension Plan

         A trusteed, non-contributory, defined benefit Pension Plan covers substantially all employees. The benefits are based on an employee's years of accredited service and earnings, as defined in the plan, during an employee's five highest years of earnings. Because the plan is fully funded, no contributions were made for plan years 1991 through 1993.

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                            1993          1992          1991
                                                                            ----          ----          ----
Discount rate                                                               7.25%          8.5%           8.5%
Rate of compensation increase                                                4.5%          5.5%           5.5%
Expected long-term rate of return on assets                                 8.75%         8.75%          8.75%
                                                                            =====         =====          =====

         Net Pension Plan and SERP costs consisted of:

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                            1993          1992          1991
                                                                            ----          ----          ----

Service cost                                                                 $ 19          $ 19           $ 18
Interest cost                                                                  50            48             48
Actual return on plan assets                                                  (92)          (36)           (88)
Net amortization and deferral                                                  34           (20)            29
                                                                             ----          ----           ----
Net periodic pension cost                                                    $ 11          $ 11           $  7
                                                                             ====          ====           ====


         The funded status of the Pension Plan and SERP reconciled to the pension liability recorded at December 31 was:

                                                                   PENSION PLAN                    SERP
                                                                   ------------                    ----
                                                                  1993          1992        1993        1992
                                                                  ----          ----        ----        ----
                                                                                IN MILLIONS
Actuarial present value of estimated benefits
  Vested                                                           $471          $349         $ 16        $ 11
  Non-vested                                                         56            49            -           -
                                                                   ----          ----         ----        ----
Accumulated benefit obligation                                      527           398           16          11
Provision for future pay increases                                  138           177            8           6
                                                                   ----          ----         ----        ----
Projected benefit obligation                                        665           575           24          17
Plan assets (primarily stocks and bonds,
  including $87 in 1993 and $64 in 1992 in
  common stock of CMS Energy) at fair value                         692           631            -           -
                                                                   ----          ----         ----        ----
Projected benefit obligation less than
  (in excess of) plan assets                                         27            56          (24)        (17)
Unrecognized net (gain) loss from experience
  different than assumed                                            (56)          (76)           7           2
Unrecognized prior service cost                                      45            49            1           1
Unrecognized net transition (asset) obligation                      (44)          (49)           1           1
Adjustment to recognize minimum liability                             -             -           (1)          -
                                                                   ----          ----         ----        ----
Recorded liability                                                 $(28)         $(20)        $(16)       $(13)
                                                                   ====          ====         ====        ====

         Beginning January 1, 1986, the amortization period for the Pension Plan's unrecognized net transition asset is 16 years and 11 years for the SERP's unrecognized net transition obligation. Prior service costs are amortized on a straight-line basis over the average remaining service period of active employees. In 1991, certain eligible employees accepted early retirement incentives. The incentives consisted of lump-sum cash payments and increased pension payments. The pretax cost of the incentives was $25 million. Also in

1991, portions of the projected benefit obligation were settled which resulted in a pretax gain of $25 million that offset the early retirement costs.

12.  LEASES

         CMS Energy, Consumers, and Enterprises lease various assets, including vehicles, aircraft, construction equipment, computer equipment, nuclear fuel and buildings. Consumers' nuclear fuel capital leasing arrangement was extended an additional year and is now scheduled to expire in November 1995. The maximum amount of nuclear fuel that can be leased increased from $55 million to $70 million. Consumers further increased this amount in early 1994 to $80 million. The lease provides for an additional one-year extension upon mutual agreement by the parties. Upon termination of the lease, the lessor would be entitled to a cash payment equal to its remaining investment, which was $57 million as of December 31, 1993. Consumers is responsible for payment of taxes, maintenance, operating costs, and insurance.

         Minimum rental commitments under CMS Energy's non-cancelable leases at December 31, 1993, were:

                                                                                       CAPITAL       OPERATING
                                                                                        LEASES         LEASES
                                                                                        ------         ------
                                                                                             IN MILLIONS

1994                                                                                       $ 43            $ 9
1995                                                                                         64              8
1996                                                                                         16              3
1997                                                                                         15              3
1998                                                                                         13              3
1999 and thereafter                                                                          26             22
                                                                                           ----            ---
Total minimum lease payments                                                                177            $48
                                                                                                           ===
Less imputed interest                                                                        27
                                                                                           ----
Present value of net minimum lease payments                                                 150
Less current portion                                                                         35
                                                                                           ----
Non-current portion (a)                                                                    $115
                                                                                           ====

- ------------------
(a) In January 1994, Consumers amended its nuclear fuel lease to include fuel previously owned at Big Rock and further increased the maximum amount of nuclear fuel that could be leased to $80 million. At September 30, 1994, $61 million was under lease.


         Consumers recovers these charges from customers and accordingly charges payments for its capital and operating leases to operating expense. Operating lease charges, including charges to clearing and other accounts as of December 31, 1993, 1992 and 1991, were $18 million, $15 million and $15 million, respectively.

         Capital lease expenses for the years ended December 31, 1993, 1992 and 1991 were $34 million, $47 million and $51 million, respectively. Included in these amounts for the years ended 1993, 1992 and 1991, are nuclear fuel lease expenses of $13 million, $17 million and $24 million, respectively.

13.  COMMITMENTS, CONTINGENCIES AND OTHER

  Ludington Pumped Storage Plant

         In October 1994, Consumers, Detroit Edison, the Attorney General, the DNR and certain other parties, signed an agreement in principle designed to resolve all legal issues associated with fish mortality at Ludington. The proposed settlement, which allows for the continued operation of the plant through the end of its FERC license, will require Consumers and Detroit Edison to continue using a seasonal barrier net as well as monitoring new technology which may further reduce fish loss at the plant. The proposed settlement also requires Consumers to make annual payments to the Great Lakes

Fishery Trust, develop and improve recreational areas and convey undeveloped land to the State of Michigan and the Great Lakes Fishery Trust. Upon approval of the settlement agreement, Consumers will transfer land (with an original cost of $9 million and a fair market value in excess of $20 million), make an initial payment of approximately $3 million and incur approximately $1 million of expenditures related to recreational improvements. Future annual payments of approximately $1 million are also anticipated over the next 24 years and are intended to enhance the fishery resources of the Great Lakes. The agreement is subject to MPSC approval of Consumers being permitted to recover all such settlement costs from electric customers, and approval by the FERC.

         The proposed settlement would resolve a lawsuit filed by the Attorney General in 1986 on behalf of the State of Michigan in the Circuit Court of Ingham County, seeking damages from Consumers and Detroit Edison for injuries to fishery resources because of the operation of the Ludington plant. The state sought $148 million (including $16 million of interest) for past injuries and $89,000 per day for future injuries, with the latter amount to be adjusted upon installation of "adequate" fish barriers and other changed conditions. Since 1986 the parties have continued to dispute, in various courts, the amount of actual damages as well as the best alternative to mitigate future damages.

  Environmental Matters

         Consumers is a so-called "potentially responsible party" at several sites being administered under Superfund. Along with Consumers, there are numerous credit-worthy, potentially responsible parties with substantial assets cooperating with respect to the individual sites. Based on information currently known by management, Consumers believes that it is unlikely that its liability at any of the known Superfund sites, individually or in total, will have a material adverse effect on its financial position or results of operations.

         Under Michigan's Environmental Response Act, Consumers expects that it will ultimately incur clean-up costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which it has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions.

         Consumers has prepared plans for remedial investigation/feasibility studies for several of these manufactured gas plant sites to define the nature and extent of contamination at these sites and to determine which of several possible remedial action alternatives, including no action, may be required under the Environmental Response Act. The DNR has approved two of three plans for remedial investigation/feasibility studies submitted by Consumers and is currently reviewing the third.

         The findings for the first remedial investigation indicate that the expenditures for remedial action at this site are likely to be minimal. However, Consumers does not believe that a single site is representative of all of the sites. Data available to Consumers and its continued internal review have resulted in an estimate for all costs related to remedial action for all 23 sites of between $40 million and $140 million. These estimates are based on undiscounted 1994 costs. At September 30, 1994, Consumers has accrued a liability of $40 million, representing the minimum amount in the range. Any significant change in assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial costs for the sites.

         Consumers believes that remedial costs are recoverable in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial costs for another Michigan gas utility as part of a gas rate case. In that proceeding, the MPSC determined that prudent investigation and remedial costs could be deferred and amortized over 10-year periods. In order to be recoverable in rates, prudent costs must be approved in a rate case. Any costs amortized in years prior to filing a rate case may not be recoverable. The MPSC stated that the length of the amortization period may be reviewed from time to time, but any revisions would be prospective. The order further provided that the prudency review would include a review of the utility's attempts to obtain reimbursement from others. The MPSC has also approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remediation costs. Accordingly, Consumers has recorded a regulatory asset for the same amount as the accrued liability for anticipated recovery of these investigation and remedial clean-up costs. Consumers has initiated discussions with certain insurance companies regarding coverage for some or all of the costs which may be incurred for these sites. Consumers plans to seek recovery of remedial action costs in its gas rate case to be filed in 1994.

         Included in the 1990 amendments to the federal Clean Air Act are provisions that limit emissions of sulfur dioxide and nitrogen oxides and require enhanced emissions monitoring. All of Consumers' coal-fueled electric generating units burn low-sulfur coal and are presently operating at or near the sulfur dioxide emission limits which will be effective in 2000. Beginning in 1995, certain coal-fueled generating units will receive emissions allowances (all of Consumers' coal units will receive allowances beginning in 2000).
Based on projected emissions from these units, Consumers expects to have excess allowances which may be sold or saved for future use.

         The Clean Air Act's provisions require Consumers to make capital expenditures estimated to total $74 million through 1999 for completed, in-process and possible modifications at coal-fired units based on current regulations. Management believes that Consumers' annual operating costs will not be materially affected.

  Capital Expenditures

         CMS Energy's currently estimates capital expenditures, including DSM and new lease commitments, will be $863 million for 1994, $733 million for 1995 and $645 million for 1996.

  Commitments for Coal and Gas Supplies

         Consumers has entered into coal supply contracts with various suppliers for its coal-fired generating stations. These contracts have expiration dates that range from 1994 to 2004. Generally, Consumers contracts for approximately 70% of its annual coal requirements which in 1993 totaled approximately $260 million. Consumers supplements its long-term contracts with spot market purchases to fulfill its coal needs.

         Consumers has entered into gas supply contracts with various suppliers for its natural gas business. These contracts have expiration dates that range from 1994 to 1999. Generally, Consumers contracts for approximately 75% of its annual gas requirements which in 1993 totaled approximately $680 million. Consumers supplements its long-term contracts with spot-market purchases to fulfill its gas needs.

  Public Utility Holding Company Act Exemption

         CMS Energy is exempt from registration under PUHCA. However, the Attorney General and the MMCG have asked the Commission to revoke CMS Energy's exemption from registration under PUHCA. In 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission; Consumers could ultimately be forced to divest either its electric or gas utility business; and CMS Energy would be restricted from conducting businesses that are not functionally related to the conduct of its utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA.

  Other

         As of December 31, 1993, CMS Energy and Enterprises have guaranteed up to $90 million in contingent obligations of unconsolidated affiliates of Enterprises' subsidiaries.

         NOMECO has hedging arrangements which are used to reduce the risk of price fluctuations for its spot sales of oil and gas. These arrangements limit potential gains/losses from any future decrease/increase in the spot prices.

         NOMECO has one arrangement which is used to fix the price that NOMECO will pay to supply gas for the years 2001--2006 by purchasing the economic equivalent of 10,000 million British Thermal Units ("BTU" and one million BTU is referred to as "MMBtu") per day at a fixed, escalated price starting at $2.82 per MMBtu in 2001. The settlement periods are each a one-year period ending December 31, 2001 through 2006 on 3.65 MMBtu. If the "floating price," essentially the then current Gulf Coast spot price, for a period is higher than the "fixed price," the seller pays NOMECO the difference, and vice versa. If a party's exposure at any time exceeds $2 million, that party is required to obtain a letter of credit in favor of the other party for the excess over $2 million and up to $10 million, which is the maximum exposure under this hedge arrangement. At December 31, 1993 and September 30, 1994, the seller had arranged a letter of credit in NOMECO's favor for $10 million.

         NOMECO also periodically enters into oil and gas price hedging arrangements to mitigate its exposure to price fluctuations on the sale of crude oil and natural gas. As of December 31, 1993, NOMECO was party to gas price collar contracts on 7.3 Bcf of gas for the delivery months of January through December 1994 at prices ranging from $2.05 to $2.30 per MMBtu. Also, NOMECO has contracts on 7.3 Bcf of gas for the delivery months of January through December 1995 at prices ranging from $2.05 to $2.35 per MMBtu. These hedging arrangements are accounted for as hedges; accordingly, any gains or losses are deferred and recognized on the settlement dates. As of December 31, 1993 and September 30, 1994, the fair value of these hedge arrangements was not materially different than the book value.

         In 1993, Consumers experienced increases in complaints relating to so-called stray voltage. Claimants contend that stray voltage results when small electrical currents present in grounded electric systems are diverted from their intended path. Investigation by Consumers of prior stray voltage complaints disclosed that many factors, including improper wiring and malfunctioning of on-farm equipment, can lead to the stray voltage phenomenon. Consumers maintains a policy of investigating all customer calls regarding stray voltage and working with customers to address their concerns including, when necessary, modifying the configuration of the customer's hook-up to Consumers. A complaint seeking certification as a class action suit was filed against Consumers in a local county circuit court in 1993. The complaint alleged the existence of a purported class that incurred damages in excess of $1 billion, primarily to certain livestock owned by the purported class, as a result of stray voltage from electricity being supplied by Consumers.
Consumers believes the allegations to be without merit and in March 1994, the circuit judge hearing the complaint refused to grant class action status to the suit. In April 1994, the plaintiffs in this action appealed the matter to the Court of Appeals. Consumers believes that the various claims are different enough to warrant separate trials, and that the circuit court's denial of class-action status will be upheld. A number of individuals who would have been part of the class action have refiled their claims as separate lawsuits. At October 31, 1994, Consumers had 88 separate stray voltage lawsuits pending.


         CMS Energy believes that no taxable gain will result in connection with the sale of the Class G Common Stock. However, the Internal Revenue Service has previously announced that it was studying the federal tax consequences of transactions similar to CMS Energy's stock proposal. If the sale of the Class G Common Stock were treated as property other than stock of CMS Energy, CMS Energy may have a recognizable gain in an amount equal to the difference between the fair value of Class G Common Stock and its basis in such property.

         In addition to the matters disclosed in these notes, Consumers and certain other subsidiaries of CMS Energy are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies, arising from the ordinary course of business involving personal injury and property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing and other matters.

         Estimated losses for certain contingencies discussed in this note have been accrued. The ultimate effect of the proceedings discussed in this note is not expected to have a material impact on CMS Energy's financial position or results of operations.

14.  JOINTLY OWNED UTILITY FACILITIES

         Consumers is responsible for providing its share of financing for jointly owned facilities. The following table indicates the extent of Consumers' investment in jointly owned utility facilities:

                                                                                             DECEMBER 31,
                                                                                             ------------
                                                                                          1993           1992
                                                                                          ----           ----
                                                                                              IN MILLIONS
NET INVESTMENT
  Ludington--51%                                                                           $114           $112
  Campbell Unit 3--93.3%                                                                    349            360
  Transmission lines--various                                                                32             33
ACCUMULATED DEPRECIATION
  Ludington                                                                                $ 74           $ 71
  Campbell Unit 3                                                                           210            199
  Transmission lines                                                                         11             10

15.  SUPPLEMENTAL CASH FLOW INFORMATION

         For purposes of the Statement of Cash Flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents. Other cash flow activities and non-cash investing and financing activities for nine months ended September 30, 1994 and 1993 and the years ended December 31, 1993, 1992 and 1991 were:

                                                          NINE MONTHS
                                                             ENDED
                                                          (UNAUDITED)                    YEARS ENDED
                                                         SEPTEMBER 30,                  DECEMBER 31,
                                                         -------------                  ------------
                                                         1994       1993         1993       1992         1991
                                                         ----       ----         ----       ----         ----
                                                                             IN MILLIONS
CASH TRANSACTIONS
  Interest paid (net of amounts
    capitalized)                                         $126        $157        $193        $203         $325
  Income taxes paid (net of refunds)                       24          37          32          19           21
NON-CASH TRANSACTIONS
  Nuclear fuel placed under capital
    lease                                                $ 18        $ 23        $ 28        $ 30         $  6
  Other assets placed under capital
    leases                                                 11          28          30          39           21
  Capital leases refinanced                                 -          42          42           -            -
  Assumption of debt                                        -           -           -          15            -
                                                         ====        ====        ====        ====         ====

         Changes in other assets and liabilities as shown on the Statement of Cash Flows at September 30, 1994 and 1993 and December 31, 1993, 1992 and 1991 are described below:

                                                          NINE MONTHS
                                                             ENDED
                                                          (UNAUDITED)                    YEARS ENDED
                                                         SEPTEMBER 30,                  DECEMBER 31,
                                                         -------------                  ------------
                                                         1994       1993         1993       1992         1991
                                                         ----       ----         ----       ----         ----
                                                                             IN MILLIONS
Sale (purchase) of receivables, net                      $(75)      $ (65)       $ 60       $  25         $ --
Accounts receivable                                        56          72          22           6          118
Accrued revenue                                            56          55         (48)         88            7
Accrued refunds                                             9         (58)        (49)       (143)         102
Inventories                                               (40)        (78)        (32)         23           (8)
Accounts payable                                          (19)        (43)        (31)         20          (70)
Tax Reform Act refund reserve                              --          --          --          --          (77)
Other current assets and
  liabilities, net                                        (41)        (70)         (4)         46          (20)
Non-current deferred amounts, net                          11         (30)         (6)        (36)         116
                                                         ----       -----        ----       -----         ----
                                                         $(43)      $(217)       $(88)      $  29         $168
                                                         ====       =====        ====       =====         ====

16.  REPORTABLE SEGMENTS

         CMS Energy operates principally in the following five business segments: electric utility, gas utility, oil and gas exploration and production, independent power production, and gas transmission and marketing.

         The Consolidated Statements of Income show operating revenue and pretax operating income by business segment. Other segment information follows:

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                            1993          1992          1991
                                                                            ----          ----          ----
                                                                                      IN MILLIONS
Depreciation, depletion and amortization
  Electric utility                                                         $  241        $  230         $  172
  Gas utility                                                                  73            76             70
  Oil and gas exploration and production                                       45            38             33
  Independent power production                                                  2             2              2
  Gas transmission and marketing                                                1             1             --
  Other                                                                         3             1              6
                                                                           ------        ------         ------
                                                                           $  365        $  348         $  283
                                                                           ======        ======         ======
Identifiable assets
  Electric utility(a)                                                      $4,361        $3,945         $3,659
  Gas utility                                                               1,628         1,566          1,332
  Oil and gas exploration and production                                      398           364            334
  Independent power production                                                488           333            321
  Gas transmission and marketing                                               75            60             45
  Other                                                                        14           580            503
                                                                           ------        ------         ------
                                                                           $6,964        $6,848         $6,194
                                                                           ======        ======         ======
Capital expenditures(b)(c)(d)
  Electric utility(e)                                                      $  403        $  390         $  229
  Gas utility                                                                 158           116             74
  Oil and gas exploration and production                                       81            68             71
  Independent power production                                                110            12             18
  Gas transmission and marketing                                               14             6             17
  Other                                                                        --             2              4
                                                                           ------        ------         ------
                                                                           $  766        $  594         $  413
                                                                           ======        ======         ======

(a) Includes abandoned Midland investment of $162 million, $175 million and $287 million for 1993, 1992 and 1991, respectively.
(b)      Includes capital leases for nuclear fuel and other assets (see
         Note 15).

(c) Includes equity investments in unconsolidated partnerships of $108 million for 1993, $12 million for 1992 and $33 million for 1991.
(d) Certain prior year amounts have been adjusted for comparative purposes.
(e)      Includes DSM costs of $52 million for 1993 and $26 million for 1992.

17.  SUMMARIZED FINANCIAL INFORMATION OF SIGNIFICANT RELATED ENERGY SUPPLIER

         Under the PPA with the MCV Partnership discussed in Note 4, Consumers' 1993 obligation to purchase electricity from the MCV Partnership was approximately 14 percent of Consumers' owned and contracted capacity. Summarized financial information of the MCV Partnership is shown below:

                              STATEMENTS OF INCOME

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                            1993          1992          1991
                                                                            ----          ----          ----
                                                                                      IN MILLIONS

Operating revenue(a)                                                        $ 548         $ 488          $ 425
Operating expenses                                                            362           315            278
                                                                            -----         -----          -----
Operating income                                                              186           173            147
Other expense, net                                                           (189)         (190)          (186)
                                                                            -----         -----          -----
Net loss                                                                    $  (3)        $ (17)         $ (39)
                                                                            =====         =====          =====

                                 BALANCE SHEETS

                                                                                             DECEMBER 31,
                                                                                             ------------
                                                                                          1993           1992
                                                                                          ----           ----
                                                                                              IN MILLIONS

ASSETS
Current assets(a)                                                                        $  181         $  165
Property, plant and equipment, net                                                        2,073          2,124
Other assets                                                                                146            147
                                                                                         ------         ------
                                                                                         $2,400         $2,436
                                                                                         ======         ======
LIABILITIES AND PARTNERS' EQUITY
Current liabilities                                                                      $  198         $  189
Long-term debt and other non-current liabilities(b)                                       2,147          2,189
Partners' equity(c)                                                                          55             58
                                                                                         ------         ------
                                                                                         $2,400         $2,436
                                                                                         ======         ======

(a) Revenue from Consumers totaled $505 million, $444 million and $384 million for 1993, 1992 and 1991, respectively. As of December 31, 1993, 1992 and 1991, $44 million, $38 million and $33 million, respectively, were receivable from Consumers.

(b) FMLP is a beneficiary of an owner trust that is the lessor in a long-term direct finance lease with the lessee, MCV Partnership. CMS Holdings holds a 46.4 percent ownership interest in FMLP (see Note 4). At December 31, 1993 and 1992, lease obligations of $1.7 billion were owed to the owner trust of which FMLP is the sole beneficiary. CMS Holdings' share of the interest and principal portion for the 1993 lease payments was $63 million and $16 million, respectively, and for the 1992 lease payments was $65 million and $12 million, respectively. The lease payments service $1.2 billion and $1.3 billion in non-recourse debt outstanding as of December 31, 1993 and 1992, respectively, of the owner-trust whose beneficiary is FMLP. FMLP's debt is secured by the MCV Partnership's lease obligations, assets, and operating revenues. For 1993 and 1992, the owner-trust whose beneficiary is FMLP made debt payments of $172 million and $166 million, respectively, which included $10 million and $8 million principal and $25 million and $26 million interest, respectively, on the MCV Bonds held by MEC Development Corporation during part of 1991 and by Consumers through December 1993.

(c) CMS Midland's recorded investment in the MCV Partnership includes capitalized interest, which is being amortized to expense over the life of its investment in the MCV Partnership.

18.  EFFECTS OF THE RATEMAKING PROCESS

         Consumers is subject to the provisions of SFAS 71, Accounting for the Effects of Certain Types of Regulation. Regulatory assets represent probable future revenue to Consumers associated with certain incurred costs as these costs are recovered through the ratemaking process. The following regulatory assets (liabilities) which include both current and non-current amounts, are reflected in the Consolidated Balance Sheets:

                                                              SEPTEMBER 30,      DECEMBER 31,    DECEMBER 31,
                                                                   1994              1993            1992
                                                                   ----              ----            ----
                                                                                 IN MILLIONS
Postretirement benefits                                              $  509           $  510         $  485
Income taxes                                                            180              189            136
Abandoned Midland project                                               151              162            175
Trunkline settlement                                                     93              117            146
Demand-side management--deferred costs                                   71               71             25
Environmental clean-up                                                   40                -              -
DOE--decommissioning uranium enrichment facility                         32               33             36
Power purchase termination                                               30                -              -
Other                                                                    32               39             28
                                                                     ------           ------         ------
Total regulatory assets                                              $1,138           $1,121         $1,031
                                                                     ======           ======         ======

Income taxes                                                         $ (199)          $ (195)        $ (198)
Demand-side management--deferred revenue                                (19)             (17)           (16)
Other                                                                    (1)               -              -
                                                                     ------           ------         ------
Total regulatory liabilities                                         $ (219)          $ (212)        $ (214)
                                                                     ======           ======         ======


         Consumers has MPSC orders and/or precedents to recover virtually all of its regulatory assets through future rates.

19.  SUBSEQUENT DEVELOPMENTS

         Palisades; Storage of Spent Nuclear Fuel. Reference is made to Note 3, "Summary of Significant Accounting Policies and Other Matters"--Nuclear Fuel, Decommissioning, Insurance and Other Nuclear Matters" for a description of certain litigation which had been pending before the U.S. Sixth Circuit Court of Appeals concerning the use of certain dry spent fuel storage casks.
In January 1995, the U.S. Sixth Circuit Court of Appeals rejected the claims of the Attorney General and certain other parties and upheld the NRC's rulemaking action. The Court found that the NRC's environmental assessment satisfied NEPA requirements, and that a site-specific environmental analysis concerning the use and operation of the storage cask at Palisades was not required.

         MCV Fixed Energy Charge Arbitration. Reference is made to Note 4, "The Midland Cogeneration Venture" for a description of the background of the MCV Fixed Energy Charge Arbitration. In January 1995, the arbitrator ruled in favor of Consumers' interpretation of the PPA and found that Consumers was entitled to the immediate return of an estimated $22 million representing the fixed energy amounts for which Consumers did not receive full cost recovery during the years prior to the Settlement Order (1990-1992). Consumers had escrowed $16 million of this amount. The arbitrator postponed the return of payments for 1993 and 1994 because the Settlement Order is still subject to pending appeals. The amount under dispute in 1994 is approximately $9 million and increases each year thereafter, averaging approximately $17 million per year over the life of the contract.

         Gas Rate Case. Reference is made to Note 5, "Rate Matters--Gas Rates." Consumers filed a gas rate case in December 1994. Consumers requested an increase in its gas rates of $21 million annually. The request, among other things, incorporates cost increases, including costs for postretirement benefits and costs related to Consumers' former manufactured gas plant sites. Consumers requested that the MPSC authorize a

13 percent rate of return on equity, instead of the currently authorized rate of 13.25 percent. Consumers expects an MPSC decision in late 1995.

         Acquisition of HYDRA-CO. In January 1995, CMS Generation completed its acquisition of HYDRA-Co. CMS Generation purchased 100 percent of HYDRA-CO's stock for $207 million, including approximately $50 million of current assets. CMS Generation assumes ownership in seven major electric generating facilities and a number of smaller plants totaling 835 MW of gross capacity and 285 MW of net ownership. CMS Generation will manage and operate eight plants previously managed by HYDRA-Co. The plants are fueled by coal, natural gas, waste wood and water (hydro). CMS Generation will also assume construction management responsibility for a 60 MW diesel-fueled plant on which construction began recently in Jamaica. The plant is scheduled to go into service in the third quarter of 1996.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


                                                                                                    Amount
                                                                                                    ------
        Filing fee - Securities and Exchange
          Commission  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 68,966
        Listing on New York Stock Exchange  . . . . . . . . . . . . . . . . . . . . . . . .         30,000*
        Preparation of Stock Certificates   . . . . . . . . . . . . . . . . . . . . . . . .          1,000*
        Printing and Engraving  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         10,000*
        Services of counsel   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        100,000*
        Services of independent public accountants,
          Arthur Anderson LLP   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         35,000*
        Rating Agency Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         30,000*
        Trustees Fees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         10,000*
        Blue Sky fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         10,000*
        Miscellaneous   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         20,000*
                                                                                                  --------
                                                                                      Total:      $314,966
                                                                                                  ========

        * Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The following resolution was adopted by the Board of Directors of CMS Energy on May 6, 1987:

         RESOLVED: That effective March 1, 1987 the Corporation shall indemnify to the full extent permitted by law every person (including the estate, heirs and legal representatives of such person in the event of the decease, incompetency, insolvency or bankruptcy of such person) who is or was a director, officer, partner, trustee, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability, costs, expenses, including attorneys' fees, judgments, penalties, fines and amounts paid in settlement, incurred by or imposed upon the person in connection with or resulting from any claim or any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative, investigative or of whatever nature, arising from the person's service or capacity as, or by reason of the fact that the person is or was, a director, officer, partner, trustee, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such right of indemnification shall not be deemed exclusive of any other rights to which the person may be entitled under statute, bylaw, agreement, vote of shareholders or otherwise.

Article IX of the Articles of Incorporation reads:

         A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of duty as a director except (i) for a breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for a violation of
Section 551(l) of the Michigan Business Corporation Act, and (iv) any action from which the director derived an improper personal benefit. No amendment to or repeal of this Article IX, and no modification to its provisions by law, shall apply to, or have any effect upon, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or modification.

Article X of the Articles of Incorporation reads:

         Each director and each officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the defense of any proceeding in which he or she was or is a party or is threatened to be made a party by reason of being or having been a director or an officer of the Corporation. Such right of indemnification is not exclusive of any other rights to which such director or officer may be entitled under any now or thereafter existing statute, any other provision of these Articles, bylaw, agreement, vote of shareholders or otherwise. If the Business Corporation Act of the State of Michigan is amended after approval by the shareholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Business Corporation Act of the State of Michigan, as so amended. Any repeal or modification of this Article X by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Sections 561 through 571 of the Michigan Business Corporation Act provides as follows:

         Sec. 561. A corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         Sec. 562. A corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders. Indemnification shall not be made for a claim, issue, or matter in which the person has been found liable to the corporation except to the extent authorized in section 564c.

         Sec. 563. To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of an action, suit, or proceeding referred to in section 561 or 562, or in defense of a claim, issue, or matter in the action, suit, or proceeding, he or she shall be indemnified against actual and reasonable expenses, including attorneys' fees, incurred by him or her in connection with the action, suit, or proceeding and an action, suit, or proceeding brought to enforce the mandatory indemnification provided in this subsection.

         Section 564a. (1) An indemnification under section 561 or 562, unless ordered by the court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in sections 561 and 562 and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. This determination and evaluation shall be made in any of the following ways:

                 (a) By a majority vote of a quorum of the board consisting of directors who are not parties or threatened to be made parties to the action, suit, or proceeding.

                 (b) If a quorum cannot be obtained under subdivision (a), by majority vote of a committee duly designated by the board and consisting solely of 2 of more directors not at the time parties or threatened to be made parties to the action, suit, or proceeding.

                 (c) By independent legal counsel in a written opinion, which counsel shall be selected in 1 of the following ways:

                 (i) By the board or its committee in the manner prescribed in subdivision (a) or (b).

                 (ii) If a quorum of the board cannot be obtained under subdivision (a) and a committee cannot be designated under subdivision (b), by the board.

                 (d) By all independent directors who are not parties or threatened to be made parties to the action, suit, or proceeding.

                 (e) By the shareholders, but shares held by directors, officers, employees, or agents who are parties or threatened to be made parties to the action, suit, or proceeding may not be voted.

         (2) In the designation of a committee under subsection (1)(b) or in the selection of independent legal counsel under subsection (1)(c)(ii), all directors may participate.

         (3) If a person is entitled to indemnification under section 561 or 562 for a portion of expenses, including reasonable attorneys' fees, judgments, penalties, fines, and amounts paid in settlement, but not for the total amount, the corporation may indemnify the person for the portion of the expenses, judgments, penalties, fines, or amounts paid in settlement for which the person is entitled to be indemnified.

         Sec. 564b. (1) A corporation may pay or reimburse the reasonable expenses incurred by a director, officer, employee, or agent who is a party or threatened to be made a party to an action, suit, or proceeding in advance of final disposition of the proceeding if all of the following apply:

                 (a) The person furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct set forth in sections 561 and 562.

                 (b) The person furnishes the corporation a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct.

                 (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this act.

         (2) The undertaking required by subsection (1)(b) must be an unlimited general obligation of the person but need not be secured.

         (3) Determinations and evaluations under this section shall be made in the manner specified in section 564a.

         Section 564c. A director, officer, employee, or agent of the corporation who is a party or threatened to be made a party to an action, suit, or proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice it considers necessary may order indemnification if it determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he or she met the applicable standard of conduct set forth in sections 561 and 562 or was adjudged liable as described in section 562, but if he or she was adjudged liable, his or her indemnification is limited to reasonable expenses incurred.

         Sec. 565. (1) The indemnification or advancement of expenses provided under sections 561 to 564c is not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation, bylaws, or a contractual agreement. The total amount of expenses advanced or indemnified from all sources combined shall not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses.

         (2) The indemnification provided for in sections 561 to 565 continues as to a person who ceases to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, personal representatives, and administrators of the person.

         Sec. 567. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have power to indemnify him or her against liability under sections 561 to 565.

         Sec. 569. For purposes of sections 561 to 567, "corporation" includes all constituent corporations absorbed in a consolidation or merger and the resulting or surviving corporation, so that a person who is or was a director, officer, employee, or agent of the constituent corporation or is or was serving at the request of the constituent corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise whether for profit or not shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as the person would if he or she had served the resulting or surviving corporation in the same capacity.

         Sec. 571.  For the purposes of sections 561 to 567:

                 (a) "Fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan.

                 (b) "Other enterprises" shall include employee benefit plans.

                 (c) "Serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, the director, officer, employee, or agent with respect to an employee benefit plan, its participants, or its beneficiaries.

                 (d) A person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be considered to have acted in a manner "not opposed to the best interests of the corporation or its shareholders" as referred to in sections 561 and 562.

         Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of CMS Energy or of CMS Energy's subsidiaries and CMS Energy's officers and directors are indemnified against such losses by reason of their being or having been directors of officers or another corporation, partnership, joint venture, trust or other enterprise at

CMS Energy's request. In addition, CMS Energy has indemnified each of its present directors by contracts that contain affirmative provisions essentially similar to those in sections 561 through 571 of the Michigan Business Corporation Act cited above.

         The Limited Partnership Agreement will provide that, to the fullest extent permitted by applicable law, CMS Energy Michigan shall indemnify the General Partner, the Special Representative, any affiliate of the General Partner or Special Representative, any officer, director, shareholder, partner, member, employee, representative or agent of the General Partner, the Special Representative, or any affiliate of the General Partner or Special Representative, and any employee or agent of CMS Energy Michigan or its affiliates for any loss, damage or claim incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of CMS Energy Michigan and in a manner reasonably believed to be within the scope of authority conferred on such person by the Limited Partnership Agreement, except that no such person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such person by reason of willful misconduct, gross negligence or fraud with respect to such acts or omissions. The Limited Partnership Agreement will also require that expenses (including legal fees) be advanced to any such person to the fullest extent permitted by applicable law upon receipt by CMS Energy Michigan of an undertaking from such person to repay such amount if it shall be determined that the person is not entitled to be indemnified. In addition, the Limited Partnership Agreement will provide that the provisions of the Limited Partnership Agreement, to the extent that they restrict the duties and liabilities of any of the foregoing persons otherwise existing at law or in equity, are agreed by the parties to the Limited Partnership Agreement to replace such duties and liabilities.

ITEM 16.  EXHIBITS.

                 EXHIBIT NO.               DESCRIPTION
                 -----------               -----------
                 (1) (a) -                 Form of Underwriting Agreement with respect to the Offered Securities (other than the Class G Common Stock).

                 (1) (b) -                 Form of Underwriting Agreement with respect to the Class G Common Stock.

                 (4) (a) -                 Articles of Incorporation of CMS Energy, as amended.  (Designated in CMS Energy's
                                           Form 8-K dated June 8, 1989, File No. 1-9513, as Exhibit (4).)

                 (4) (b) -                 Form of Charter Amendment to the Articles of Incorporation of CMS Energy.
                                           (Designated in CMS Energy's Proxy Statement filed under cover of Schedule 14A
                                           Information on February 13, 1995, as Annex III.)

                 (4) (c) -                 By-Laws of CMS Energy.  (Designated in CMS Energy's Form 10-Q for the quarter ended
                                           September 30, 1989, File No. 1-9513, as Exhibit (4)(b).)

                 (4) (d) -                 Indenture dated as of September 15, 1992 between CMS Energy Corporation and NBD
                                           Bank, National Association, as Trustee.  (Indenture under which the Senior Debt
                                           Securities will be issued.)  (Designated in CMS Energy's Form S-3 Registration
                                           Statement filed May 1, 1992, File No. 33-47629, as Exhibit (4)(a).)

                                           First Supplemental Indenture dated as of October 1, 1992 between CMS Energy
                                           Corporation and NBD Bank, National Association, as Trustee.  (Designated in CMS
                                           Energy's Form 8-K dated October 1, 1992, File No. 1-9513, as Exhibit (4).)

                                           Second Supplemental Indenture dated as of October 1, 1992 between CMS Energy
                                           Corporation and NBD Bank, National Association, as Trustee.  (Designated in CMS
                                           Energy's Form 8-K dated October 1, 1992, File No. 1-9513, as Exhibit 4(a).)

                 (4) (e) -                 Indenture dated as of January 15, 1994 between CMS Energy and The Chase Manhattan
                                           Bank, N.A., as Trustee.  (Designated in CMS Energy's Form 8-K dated March 29, 1994,
                                           File No. 1-9513, as Exhibit (4)(a).)  First Supplemental Indenture dated as of


                                           January 20, 1994 between CMS Energy and the Chase Manhattan Bank, National Association,
                                           as Trustee. (Designated in CMS Energy's Form 8-K dated March 29, 1994, File
                                           No. 1-9513, as Exhibit (4)(b).)

                 (4) (f) -                 Credit Agreement dated as of July 29, 1994 among CMS Energy, Citibank, N.A. and Union
                                           Bank as co-agents and certain banks named therein, and the Exhibits thereto.
                                           (Designated in CMS Energy's Form 10-Q for the quarter ended June 30, 1994,
                                           File No. 1-9513, as Exhibit (4).)

                 (4) (g) -                 Form of Subordinated Debt Securities Indenture between CMS Energy and The Chase
                                           Manhattan Bank, N.A., as Trustee.

                 (4) (h) -                 Certificate of Limited Partnership of CMS Energy Michigan Limited Partnership.

                 (4) (i) -                 Form of Amended and Restated Limited Partnership Agreement of CMS Energy Michigan
                                           Limited Partnership.

                 (4) (j) -                 Form of Guarantee Agreement with respect to CMS Energy Michigan Limited CMS Energy
                                           Michigan Preferred Securities.

                 (5)                       Opinion of Denise M. Sturdy, Assistant General Counsel for CMS Energy.

                 (8)                       Opinion re Tax Matters of Sidley & Austin.

                 (12)                      Statement re computation of ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends.

                 (23)(a) -                 Consent of Denise M. Sturdy, Assistant General for CMS Energy (included in Exhibit 5 above).

                 (23)(b) -                 Consent of Sidley & Austin (included in Exhibit 8 above).

                 (23)(c)                   Consents of Arthur Andersen LLP.

                 (24)                      Powers of Attorney.

                 (25)(a) -                 Statement of Eligibility and Qualification of NBD Bank, N.A. (Trutee under the
                                           Senior Debt Indenture).

                 (25)(b) -                 Statement of Eligibility and Qualification of The Chase Manhattan Bank, N.A.
                                           (Trustee under the Subordinated Debt Indenture).



         Exhibits listed above which have been filed with the Securities and Exchange Commission are incorporated herein by reference with the same effect as if filed with this Registration Statement.


ITEM 17.  UNDERTAKINGS.

         The undersigned registrants hereby undertake:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that as claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and be governed by the final adjudication of such issue.

         (6) That (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, and State of Michigan, on the 14th day of February, 1995.



                                        CMS ENERGY CORPORATION



                                        By /s/ A M Wright
                                           -------------------------------
                                               Alan M. Wright
                                               Senior Vice President,
                                               Chief Financial Officer and
                                               Treasurer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their respective capacities as officers and/or directors of CMS Energy Corporation and on the dates indicated.


          Name                                   Title                       Date
          ----                                   -----                       ----
    (i) Principal executive officer
                                            Chairman of the Board,
                                            Chief Executive Officer
                                             and Director                    February 14, 1995
   /s/ William T. McCormick, Jr.
  ----------------------------------
       (William T. McCormick, Jr.)


    (ii) Principal financial
    officer:
                                          Senior Vice President,             February 14, 1995
                                          Chief Financial Officer
     /s/ A M Wright                            and Treasurer
  ----------------------------------
      (Alan M. Wright)

    (iii) Controller or principal
    accounting officer:


  /s/ P.D. Hopper                         Vice President, Controller
  ----------------------------------      and Chief Accounting Officer       February 14, 1995
     (Preston D.  Hopper)




Name                                                 Title                              Date



                 *                                   Director                           February 14, 1995
- ------------------------------------
      (James J. Duerstadt)

                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Kathleen R. Flaherty)

                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Victor J. Fryling)

                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Earl D. Holton)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Lois A. Lund)


                                                     Director
- ------------------------------------
      (Frank H. Merlotti)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (W.U. Parfet)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Percy A. Pierre)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (S. Kinnie Smith, Jr.)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Robert D. Tuttle)


                 *                                   Director                           February 14, 1995

- ------------------------------------
      (Kenneth Whipple)



                 *                                   Director                           February 14, 1995
- ------------------------------------
     (John B. Yasinsky)



*By /s/ A M Wright
- ------------------------------------
(Alan M. Wright)
Attorney-in-fact


                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the co-registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, and State of Michigan, on the 14th day of February, 1995.


                                        CMS ENERGY MICHIGAN LIMITED PARTNERSHIP


                                        By CMS ENERGY CORPORATION, as General
                                                  Partner


                                        By /s/ A M Wright
                                        -----------------------------------
                                        Alan M. Wright
                                        Senior Vice president and Chief
                                                  Financial Officer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their respective capacities as officers and/or directors of CMS Energy Corporation, as the corporate general partner of CMS Energy Michigan Limited Partnership, and on the dates indicated.


               Name                                   Title                             Date
                 (i) Principal executive
                 officer
                                                        Chairman of the Board,
                                                        Chief Executive Officer         February 14, 1995
        /s/ William T. McCormick, Jr.                   and Director
        ---------------------------------
        (William T. McCormick, Jr.)


                 (ii) Principal financial
                 officer:
                                                        Senior Vice President,          February 14, 1995
        /s/ A M Wright                                  Chief Financial Officer
        ---------------------------------               and Treasurer
        (Alan M. Wright)

                 (iii) Controller or principal
                 accounting officer:


                                                        Vice President, Controller
        /s/ P.D. Hopper                                 and Chief Accounting            February 14, 1995
        ---------------------------------               Officer
        (Preston D. Hopper)



                     Name                                  Title                             Date
                     ----                                  -----                             ----


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (James J. Duerstadt)

                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Kathleen R. Flaherty)

                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Victor J. Fryling)

                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Earl D. Holton)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Lois A. Lund)


                                                     Director
- ------------------------------------
      (Frank H. Merlotti)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (W.U. Parfet)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Percy A. Pierre)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (S. Kinnie Smith, Jr.)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Robert D. Tuttle)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (Kenneth Whipple)


                 *                                   Director                           February 14, 1995
- ------------------------------------
      (John B. Yasinsky)


*By /s/ A M Wright
- ------------------------------------
(Alan M. Wright)
Attorney-in-fact



                                 EXHIBIT INDEX



Exhibit No.              Description                                                        Page
- -----------              -----------                                                       ----------
(1) (a) -                Form of Underwriting Agreement with respect to the Offered
                         Securities (other than the Class G Common Stock).

(1) (b) -                Form of Underwriting Agreement with respect to the Class G
                         Common Stock.

(4) (a) -                Articles of Incorporation of CMS Energy, as amended.
                         (Designated in CMS Energy's Form 8-K dated June 8, 1989, File
                         No. 1-9513, as Exhibit (4).)

(4) (b) -                Form of Charter Amendment to the Articles of Incorporation of
                         CMS Energy.  (Designated in CMS Energy's Proxy Statement filed under cover of Schedule 14A Information on February 13, 1995, as Annex III.)

(4) (c) -                By-Laws of CMS Energy.  (Designated in CMS Energy's Form 10-Q
                         for the quarter ended September 30, 1989, File No. 1-9513, as
                         Exhibit (4)(b).)

(4) (d) -                Indenture dated as of September 15, 1992 between CMS Energy
                         Corporation and NBD Bank, National Association, as Trustee.
                         (Indenture under which the Senior Debt Securities will be
                         issued.)  (Designated in CMS Energy's Form S-3 Registration
                         Statement filed May 1, 1992, File No. 33-47629, as Exhibit
                         (4)(a).)

                         First Supplemental Indenture dated as of October 1, 1992
                         between CMS Energy Corporation and NBD Bank, National
                         Association, as Trustee.  (Designated in CMS Energy's Form 8-K
                         dated October 1, 1992, File No. 1-9513, as Exhibit (4).)

                         Second Supplemental Indenture dated as of October 1, 1992
                         between CMS Energy Corporation and NBD Bank, National
                         Association, as Trustee.  (Designated in CMS Energy's Form 8-K
                         dated October 1, 1992, File No. 1-9513, as Exhibit 4(a).)

(4) (e) -                Indenture dated as of January 15, 1994 between CMS Energy and
                         The Chase Manhattan Bank, N.A., as Trustee.  (Designated in
                         CMS Energy's Form 8-K dated March 29, 1994, File No. 1-9513, as Exhibit (4)(a).)  First Supplemental Indenture dated as of
                         January 20, 1994 between CMS Energy and the Chase Manhattan
                         Bank, National Association, as Trustee.  (Designated in CMS
                         Energy's Form 8-K dated March 29, 1994, File No. 1-9513, as
                         Exhibit (4)(b).)

(4) (f) -                Credit Agreement dated as of July 29, 1994 among CMS Energy,
                         Citibank, N.A. and Union Bank as co-agents and certain banks named therein, and the Exhibits thereto.  (Designated in CMS
                         Energy's Form 10-Q for the quarter ended June 30, 1994, File
                         No. 1-9513, as Exhibit (4).)

(4) (g) -                Form of Subordinated Debt Securities Indenture between CMS
                         Energy and The Chase Manhattan Bank, N.A., as Trustee.


Exhibit No.                                Description                                      Page
- -----------                                -----------                                      ----------
(4) (h) -                Certificate of Limited Partnership of CMS Energy Michigan
                         Limited Partnership.

(4) (i) -                Form of Amended and Restated Limited Partnership Agreement of
                         CMS Energy Michigan Limited Partnership.

(4) (j) -                Form of Guarantee Agreement with respect to CMS Energy
                         Michigan Limited CMS Energy Michigan Preferred Securities.

(5)                      Opinion of Denise M. Sturdy, Assistant General Counsel for CMS
                         Energy.

(8)                      Opinion re Tax Matters of Sidley & Austin.

(12)                     Statement re computation of ratios of earnings to fixed
                         charges and ratios of earnings to combined fixed charges and preferred stock dividends.

(23)(a) -                Consent of Denise M. Sturdy, Assistant General for CMS Energy
                         (included in Exhibit 5 above).

(23)(b) -                Consent of Sidley & Austin (included in Exhibit 8 above).

(23)(c)                  Consents of Arthur Andersen LLP.

(24)                     Powers of Attorney.

(25)(a) -                Statement of Eligibility and Qualification of NBD Bank, N.A.
                         (Trustee under the Senior Debt Indenture).

(25)(b) -                Statement of Eligibility and Qualification of The Chase
                         Manhattan Bank, N.A. (Trustee under the Subordinated Debt
                         Indenture).



         Exhibits listed above which have been filed with the Securities and Exchange Commission are incorporated herein by reference with the same effect as if filed with this Registration Statement.